SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

Items 1 and 2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-185153) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Press release regarding first half of 2013 results.

2	Financial report and consolidated data of first half of 2013 results.

3	Webcast presentation regarding first half of 2013 results.

Press Release

Santander made a profit of EUR 2.255 billion in the first half, up 29%

The result is in line with that for 2012 as a whole, which was EUR 2.295 billion

•	CAPITAL. Strong capital generation raised the bank’s Basel II core capital ratio by 0.44 point to 11.11%. The fully-loaded Basel III ratio (under 2019 criteria) will always be above 9%.

•	LIQUIDITY. The loan-to-deposit ratio is at unprecedented levels: 107% for the Group and 85% in Spain, where the volume of deposits exceeds loans.

•

BUSINESS. Deposits rose 7% to EUR 644,934 million, while loans fell 2%, to EUR 700,149 million. In emerging markets loans and deposits both grew by 12%, while in the Group’s mature markets deposits increased 6% and loans decreased 6%.

•

NPLS. The Group’s non-performing loan rate was 4.92%, up 0.16 point from the previous quarter largely because of Spain, where it rose 0.64 point to 4.76%. In Brazil, NPLs fell 0.41 point in the quarter, while in the United Kingdom they declined by 0.02 point. Under the new criteria for refinanced loans, the NPL rate would be 5.75% in Spain and 5.18% for the Group.

•	DIVERSIFICATION. Latin America contributed 51% of group profit (Brazil 25%, Mexico 12% and Chile 6%); Europe accounted for 37% (UK 13%, Spain 8%, Germany and Poland 5% each) and the United States 12%.

•	Brazil: Net attributable profit was EUR 919 million (2,447 million reais, -11%). Income growth stabilized and costs increased by less than inflation. Loans and deposits both grew by 6%.

•

United Kingdom: Profit from continued operations was EUR 501 million (426 million pounds, +3%). Overall lending fell 5%, with loans to SMEs up 12%, and deposits climbed 1%, with a 60% increase in current account volumes.

•

Spain: Net attributable profit was EUR 294 million (-27%). Deposits grew by 19% and loans fell 4%. In the last 18 months, Santander has attracted EUR 25 billion in deposits and has gained 2.7 points of market share.

Madrid, July 30, 2013 - Banco Santander made an attributable profit of EUR 2,255 million in the first half of the year, which was a 29% increase on the same period last year and practically the same as the result for the whole of 2012 (EUR 2,295 million).

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

Banco Santander’s chairman, Emilio Botín, said: “Profits rose after more than two years of high levels of write-offs and reinforcement of capital. We are preparing for a new period of profit growth.”

Results

The first half results reflect a backdrop of low growth and interest rates at historical lows in the Group’s mature markets (Europe and the United States) and an average drop of 1.4 points in interest rates in emerging markets (Latin America and Poland). Despite the macroeconomic trends, Banco Santander’s revenues improved quarter-on-quarter for the second consecutive three month period, due a to a change of direction in net interest income and commissions, which were up 1% following four consecutive quarters of decline. This change in the second quarter compared with the first was also visible in the Group’s major markets. Net interest income rose 4% in Spain, 2% in Mexico, 1% in the U.K. and was practically unchanged in Brazil.

In the first six months, gross income totaled EUR 20,610 million, down 4% excluding the impact of the fall in value of the Brazilian real, the pound and the dollar.

Santander Group Results

EUR million

In the quarter, stable gross income with still high provisions

		Var. / 1H12			Var. / 1Q13
	1H13%		%*	2Q13%
Gross income	20,610	-8.0	-4.0	10,320	0.3
Operating expenses	-9,996	0.2	3.3	-5,000	0.1

Net operating income	10,614	-14.6	-9.8	5,320	0.5

Loan-loss provisions	-5,984	-8.2	-3.6	-3,065	5.0
Other results	-913	-12.9	-9.6	-542	45.8

PBT	3,717	-23.6	-18.1	1,713	-14.5

Net profit	2,814	-20.0	-13.4	1,306	-13.4

Attributable profit	2,255	28.9	50.6	1,050	-12.8

(*)	Excluding perimeter and exchange rate impacts. Irrelevant exchange rate impact in the quarter (approx. 0.7 p.p.)

Costs, in turn, were stable at around EUR 5 billion for the seventh quarter running and synergies from the mergers in Spain and Poland are beginning to have an impact. In the second quarter the Group took an extraordinary charge of EUR 270 million net for restructuring in those countries. That amount was covered by the capital gain from the insurance agreement with Aegon in Spain.

The difference between income and costs left a net operating income, or profit generation capacity, of EUR 10,614 million, which is a fall of 10% excluding the impact of exchange rate differences. This puts the cost-to-income ratio at 48.5%, 12 points below the average ratio for comparable banks, which is above 60%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

Lower provisions and write-offs led to a net attributable profit of EUR 2,255 million, a 29% increase compared with the first half of last year (EUR 1,749 million) and similar to the result for the whole of 2012, which was EUR 2,295 million.

Fifty-six percent of the attributable net profit came from emerging economies and the rest from mature markets. By country, Brazil was the biggest contributor with 25% of the total, followed by the U.K. (13%), Mexico and the U.S. (12% each) and Spain (8%).

Balance Sheet

There was a 7% increase in deposits for the Group as a whole in the first half and a 2% fall in loans. The performances of the Group’s mature and emerging markets differed, with deposits rising 6% and loans falling by the same amount in mature markets, while in emerging markets growth was better balanced with a 12% increase in both deposits and loans.

Rising savings rates and gains in market share, combined with the deleveraging underway in mature markets helped improve the Group’s liquidity position. At the beginning of 2009, the loan-to-deposit ratio was 150%, meaning there were 50% more loans than deposits, but by the end of June this year the ratio had fallen to 107%.

The improvement in liquidity is particularly evident in Spain, where Santander has more deposits than loans with a ratio of 85%. This is largely the result of strong growth in deposits. In the last 18 months, Santander has captured EUR 25 billion in deposits and has increased its market share by 2.7 points. In Spain, deposits grew 19% and loans fell by 4% compared with June 2012. By contrast, in Brazil both elements grew by 6%, in Mexico deposits rose 14% and loans 6% and in the UK deposits climbed 1% and loans dropped 5%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

The Group non-performing loan rate stood at 4.92% at the end of June, or 0.16 point more than the previous quarter. The NPL rate is still growing in Spain and rose 0.64 point in the quarter, influenced by the decline in loans. It declined sharply in Brazil, falling 0.41 point in the quarter, and dipped by 0.02 point in the U.K.

Despite this, the change in the Bank of Spain’s criteria for refinanced loans leads to an increase in the NPL rate as EUR 2 billion of loans are reclassified as doubtful for subjective reasons instead of substandard, even though they are up to date with payments. The impact of this in Spain is almost one point, which puts the NPL rate at 5.75%, while for the Group as a whole the impact is 0.26 point, leaving the NPL rate at 5.18%. The NPL coverage rate drops to 66% from 69% as a result of the change of criteria.

The reclassification will not require additional provisions this year because the Group had already set aside provisions of EUR 340 million for it, in line with its internal policy.

The cost of lending, as measured by provisions for insolvencies as a proportion of the entire loan portfolio, dropped significantly. In the first quarter this year it stabilized at 2.38% and in the second quarter it fell to 2.05%.

Customer loans

EUR million

	30.06.13	% var s/ 30.06.12*
Continental Europe	278,466	(3.8)

o/w: Spain	171,122	(3.5)
Portugal	25,210	(6.6)
Poland	15,983	80.7
Santander Consumer Finance	55,995	(1.5)

United Kingdom	238,223	(5.2)

Latin America	140,083	7.0

o/w: Brazil	71,296	5.6
Mexico	22,440	5.8
Chile	30,085	8.3

USA	39,683	(4.4)

Operating areas	696,454	(2.2)

Total Group	700,149	(2.2)

(*).-	Change in constant currency and excluding repurchase agreements

Customer deposits

EUR million

	30.06.13	% var s/ 30.06.12*
Continental Europe	267,427	14.0

o/w: Spain	194,331	18.5
Portugal	23,577	(0.8)
Poland	16,591	62.4
Santander Consumer Finance	30,986	(5.2)

United Kingdom	195,995	0.5

Latin America	137,922	7.6

o/w: Brazil	69,199	6.4
Mexico	28,178	14.3
Chile	21,961	(0.6)

USA	37,611	1.2

Operating areas	638,956	7.6

Total Group	644,934	7.1

(*).-	Change in constant currency including retail commercial paper and letras financieras, and excluding repurchase agreements

Capital

The improvement in liquidity was accompanied by strong organic capital generation. The Basel II capital ratio stood at 11.11% at the end of the second quarter, an increase of 0.44 point in just three months. Basel III rules come into force on January 1, 2014 and will steadily increase capital requirements up to January 1, 2019 when the full requirements apply. The Bank will keep its fully-loaded Basel III capital ratio above 9%, which means it will have met the full requirements five years early.

The strength of the balance sheet, which is a result of high levels of provisions made in recent years, a healthy liquidity position and strong capital generation mean Banco Santander is well placed to face a period of organic growth in its ten main markets.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

This performance will enable the Bank to maintain its shareholder remuneration unchanged from 2012. It expects to distribute four scrip option dividends of approximately EUR 0.15 a share each, which shareholders can opt to receive in cash or shares. This represents shareholder remuneration of EUR 0.60 a share for the fifth consecutive year.

Banco Santander has 3,292,650 shareholders and the Group has 186,785 employees, 102 million customers and 14,680 branches.

More information: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11

FINANCIAL REPORT 2013

KEY CONSOLIDATED DATA

BALANCE SHEET AND INCOME STATEMENT (EUR Million)	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Total assets	1,223,118	1,281,698	(4.6)	1,223,118	1,292,052	(5.3)	1,269,598
Net customer loans	700,149	723,814	(3.3)	700,149	764,768	(8.4)	719,112
Customer deposits	644,934	653,228	(1.3)	644,934	644,009	0.1	626,639
Customer funds under management	968,565	996,678	(2.8)	968,565	1,000,165	(3.2)	968,987
Shareholders’ equity	83,202	82,158	1.3	83,202	80,696	3.1	80,921
Total managed funds	1,342,024	1,406,578	(4.6)	1,342,024	1,417,236	(5.3)	1,387,740
Net interest income	6,722	6,652	1.1	13,374	15,385	(13.1)	29,923
Gross income	10,320	10,290	0.3	20,610	22,409	(8.0)	43,406
Pre-provision profit (net operating income)	5,320	5,294	0.5	10,614	12,432	(14.6)	23,422
Profit from continuing operations	1,313	1,508	(12.9)	2,821	2,162	30.5	2,993
Attributable profit to the Group	1,050	1,205	(12.8)	2,255	1,749	28.9	2,295

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
EPS (euro)	0.10	0.12	(15.1)	0.21	0.18	16.5	0.23
ROE	5.21	5.99		5.60	4.44		2.91
ROTE	7.49	8.63		8.05	6.55		4.28
ROA	0.42	0.48		0.45	0.34		0.25
RoRWA	0.94	1.08		1.01	0.77		0.56
Efficiency ratio (with amortisations)	48.4	48.6		48.5	44.5		46.0

BIS II RATIO AND NPL RATIOS (%)	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Core capital (BIS II)	11.11	10.67		11.11	10.10		10.33
NPL ratio*	5.18	4.76		5.18	4.11		4.54
NPL coverage*	66.4	70.9		66.4	64.3		72.4

(*).-	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 4.92% and NPL coverage 69%.

MARKET CAPITALISATION AND SHARES	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Shares (millions at period-end)	10,810	10,539	2.6	10,810	9,435	14.6	10,321
Share price (euros)	4.902	5.242	(6.5)	4.902	5.221	(6.1)	6.100
Market capitalisation (EUR million)	52,989	55,244	(4.1)	52,989	49,261	7.6	62,959
Book value (euro)	7.71	7.80		7.71	8.18		7.88
Price / Book value (X)	0.64	0.67		0.64	0.64		0.77
P/E ratio (X)	11.46	11.33		11.46	14.23		25.96

OTHER DATA	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Number of shareholders	3,292,650	3,261,193	1.0	3,292,650	3,275,132	0.5	3,296,270
Number of employees	186,785	189,858	(1.6)	186,785	187,251	(0.2)	186,763
Number of branches	14,680	14,689	(0.1)	14,680	14,569	0.8	14,392

INFORMATION ON ORDINARY PROFIT	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Attributable profit to the Group	1,050	1,205	(12.8)	2,255	3,053	(26.1)	5,341
EPS (euro)	0.10	0.12	(12.8)	0.21	0.32	28.9	0.55
ROE	5.21	5.99		5.60	7.75		6.78
ROTE	7.49	8.63		8.05	11.43		9.97
ROA	0.42	0.48		0.45	0.55		0.48
RoRWA	0.94	1.08		1.01	1.23		1.10
P/E ratio (X)	11.46	11.33		11.46	8.15		11.15

Note:	The financial information in this report was approved by the Board of Directors at its meeting on July, 23 2013, following a favourable report from the Audit and Compliance Committee on July, 17 2013.

JANUARY – JUNE

FINANCIAL REPORT

January - June

2013

Santander

a bank for your ideas

3	Key consolidated data

4	The highlights of the period

6	General background

7	Consolidated financial report

7	Income statement

11	Balance sheet

18	Risk management

21	The Santander share

23	Information by principal segments

24	Continental Europe

35	United Kingdom

38	Latin America

50	United States

53	Corporate Activities

55	Information by secondary segments

55	Retail Banking

57	Global Wholesale Banking

59	Asset Management and Insurance

61	Corporate Governance

61	Significant events in the quarter and subsequent ones

62	Corporate social responsibility

FINANCIAL REPORT 2013

KEY CONSOLIDATED DATA

BALANCE SHEET AND INCOME STATEMENT (EUR Million)	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Total assets	1,223,118	1,281,698	(4.6)	1,223,118	1,292,052	(5.3)	1,269,598
Net customer loans	700,149	723,814	(3.3)	700,149	764,768	(8.4)	719,112
Customer deposits	644,934	653,228	(1.3)	644,934	644,009	0.1	626,639
Customer funds under management	968,565	996,678	(2.8)	968,565	1,000,165	(3.2)	968,987
Shareholders’ equity	83,202	82,158	1.3	83,202	80,696	3.1	80,921
Total managed funds	1,342,024	1,406,578	(4.6)	1,342,024	1,417,236	(5.3)	1,387,740
Net interest income	6,722	6,652	1.1	13,374	15,385	(13.1)	29,923
Gross income	10,320	10,290	0.3	20,610	22,409	(8.0)	43,406
Pre-provision profit (net operating income)	5,320	5,294	0.5	10,614	12,432	(14.6)	23,422
Profit from continuing operations	1,313	1,508	(12.9)	2,821	2,162	30.5	2,993
Attributable profit to the Group	1,050	1,205	(12.8)	2,255	1,749	28.9	2,295

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
EPS (euro)	0.10	0.12	(15.1)	0.21	0.18	16.5	0.23
ROE	5.21	5.99		5.60	4.44		2.91
ROTE	7.49	8.63		8.05	6.55		4.28
ROA	0.42	0.48		0.45	0.34		0.25
RoRWA	0.94	1.08		1.01	0.77		0.56
Efficiency ratio (with amortisations)	48.4	48.6		48.5	44.5		46.0

BIS II RATIO AND NPL RATIOS (%)	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Core capital (BIS II)	11.11	10.67		11.11	10.10		10.33
NPL ratio*	5.18	4.76		5.18	4.11		4.54
NPL coverage*	66.4	70.9		66.4	64.3		72.4

(*).-	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 4.92% and NPL coverage 69%.

MARKET CAPITALISATION AND SHARES	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Shares (millions at period-end)	10,810	10,539	2.6	10,810	9,435	14.6	10,321
Share price (euros)	4.902	5.242	(6.5)	4.902	5.221	(6.1)	6.100
Market capitalisation (EUR million)	52,989	55,244	(4.1)	52,989	49,261	7.6	62,959
Book value (euro)	7.71	7.80		7.71	8.18		7.88
Price / Book value (X)	0.64	0.67		0.64	0.64		0.77
P/E ratio (X)	11.46	11.33		11.46	14.23		25.96

OTHER DATA	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Number of shareholders	3,292,650	3,261,193	1.0	3,292,650	3,275,132	0.5	3,296,270
Number of employees	186,785	189,858	(1.6)	186,785	187,251	(0.2)	186,763
Number of branches	14,680	14,689	(0.1)	14,680	14,569	0.8	14,392

INFORMATION ON ORDINARY PROFIT	Q2’13	Q1’13	(%)	H1’13	H1’12	(%)	2012
Attributable profit to the Group	1,050	1,205	(12.8)	2,255	3,053	(26.1)	5,341
EPS (euro)	0.10	0.12	(12.8)	0.21	0.32	28.9	0.55
ROE	5.21	5.99		5.60	7.75		6.78
ROTE	7.49	8.63		8.05	11.43		9.97
ROA	0.42	0.48		0.45	0.55		0.48
RoRWA	0.94	1.08		1.01	1.23		1.10
P/E ratio (X)	11.46	11.33		11.46	8.15		11.15

Note:	The financial information in this report was approved by the Board of Directors at its meeting on July, 23 2013, following a favourable report from the Audit and Compliance Committee on July, 17 2013.

JANUARY – JUNE	3

FINANCIAL REPORT 2013 HIGHLIGHTS OF THE PERIOD

▶	Income statement: (more detail on pages 7—10)

•	Second quarter attributable profit of EUR 1,050 million (EUR 1,205 million in the first quarter). The main aspects over the previous quarter are:

•	Gross income rose 0.3%, as a result of higher net interest income and fee income.

•	Costs (+0.1%) begin to show the first positive fruits of the synergies in Spain and Poland.

•	Provisions, which were still high, rose 5.0% over the first quarter of 2013, mainly because of Spain, but showing stabilisation or reduction in the rest of the Group’s large areas.

•	The capital gains from the insurance operation were all assigned to cover the restructuring costs of the integrations.

•	First half attributable profit of EUR 2,255 million, almost the same as for the whole of 2012.

•	Profit was 28.9% higher than in the first half of 2012, due to lower provisions for real estate loans.

•	The income statement is still affected by a lower growth environment, low interest rates and the impact of the Group’s preference for liquidity and capital in the last few quarters.

▶	Strong balance sheet: (more detail on pages 11—20)

•	The BIS II core capital ratio was 11.11% at the end of June, up 44 b.p. in the quarter.

•	The Group’s liquidity ratio (net loan-to-deposit ratio) remained at a comfortable 107% after improving in the quarter.

•

The Group’s NPL and coverage ratios, homogeneous with previous quarters, stood at the end of June at 4.92% and 69%, respectively. Taking into account the impact of the reclassification of sub-standard loans in Spain, the Group’s NPL ratio was 5.18% and coverage ratio 66%.

•

In Spain, the NPL ratio on a like-for-like basis with previous quarters stood at 4.76%, and the coverage ratio at 49% (5.75% and 43%, respectively, after the mentioned reclassification). Of note in the rest of the Group’s units was the sharp improvement in Brazil, the stability in the UK and the US, and the excellent ratio of Santander Consumer Finance.

▶	Commercial strategy: (more detail on page 55)

•	A new global retail banking division was created to develop a strategy for the Group’s retail business that better exploits the opportunities offered by Santander’s international position.

•

As part of the strategy for SMEs and increasing the Group’s penetration of this target segment, various projects were launched including the “Plan 10.000” in Spain, “Breakthrough” in the UK and “Santander Pymes” in Latin America.

•

The Group is also focusing on the high-income segment with Santander Select. After its success in Spain, it is being implemented in Mexico, Chile and more recently in Brazil, by opening specialised branches and offering products tailored for this segment.

▶	The Santander share: (more detail on page 21)

•	The share price at the end of June was EUR 4.902 (-6.5% in the quarter and -6.1% y-o-y).

•

The Santander Dividendo Elección programme (scrip dividend), will continue to be implemented for 2013, with the first interim dividend to be paid at the usual date (August). The programme will also be in effect for the second and third interim dividends at the usual dates (November 2013 and February 2014). The board also intends to apply the programme to the final dividend, subject to AGM approval.

•	The remuneration per share for each of the dividends is around EUR 0.15, which would bring the total charged to 2013’s earnings to EUR 0.60 per share.

4	JANUARY – JUNE

HIGHLIGHTS OF THE PERIOD FINANCIAL REPORT 2013

▶	Business areas: (more detail on pages 22—60)

•

Continental Europe: attributable profit of EUR 250 million in the second quarter, 18.5% less than in the first quarter. This was due to lower trading gains, which are seasonally higher in the first quarter in Global Banking & Markets, and higher provisions (+10.2%). On a positive note, net interest income was 3.1% higher because of the effort made to reduce financial costs, and the progress made in all units in fee income (+1.0% overall). Volumes continued to reflect a scenario of reduced demand for loans and growth in funds captured by retail banking. Attributable profit for the first half was EUR 557 million.

•

United Kingdom: attributable profit of £224 million in the second quarter, 17.3% more than the first quarter (+23.5% before discontinued operations). Of note was the increase in gross income (+7.7%) for the third quarter running and the 24.9% drop in provisions. The range of 1|2|3 products continued to be a success and business diversification improved further, with a growing relative importance of companies. The recent stress tests on UK banks put Santander’s capital ratio as the strongest among its peers. Attributable profit in the first half was £414 million.

•

Latin America: second quarter attributable profit of EUR 868 million, 11.3% less than in the first quarter (excluding the fx impact). The drop was mainly due to lower trading gains, as net interest income was virtually unchanged (absorbing the impact of the fall in spreads in Brazil and low inflation in Chile), and fee income rose for the fourth quarter running. Costs followed a moderate trend and loan-loss provisions were stable for the whole region in the last few quarters. Business volumes rose in the quarter, with Brazil’s growing faster, resulting in high one-digit growth in the last 12 months. Attributable profit of EUR 1,856 million in the first half.

•

United States: second quarter attributable profit of $248 million, 19.3% less than in the first due to lower trading gains and income from the equity method. Sharp fall in provisions, which underscored the good credit quality, decelerating in costs, higher fee income and net interest income affected by low interest rates. Attributable profit of $555 million in the first half.

▶	Other significant events: (more detail on page 61)

•

Agreement with Warburg Pincus and General Atlantic to boost asset management business. These two companies will jointly hold a 50% stake, and Grupo Santander the other 50%, in a holding company that will integrate the 11 asset management companies that Santander Asset Management (SAM) has in the countries where it operates. SAM aims to double its volume in five years and play an active role in the industry’s consolidation at the international level.

The transaction, which is expected to be completed by the end of the year, will generate a net capital gain of EUR 700 million that will be recorded in the second half of 2013.

•

Banco Santander was named “sustainable global bank of the year” in the eighth edition of the Sustainable Finance Awards by the Financial Times and the International Finance Corp, a World Bank agency. Banco Santander Brazil was the winner in the Americas.

JANUARY – JUNE	5

FINANCIAL REPORT 2013 GENERAL BACKGROUND

General background

Grupo Santander conducted its activity against a backdrop of economic downturn. With Europe still in recession and the US economy growing moderately, the Federal Reserve announced in June a tentative calendar, later amended, for gradually reducing liquidity injections via the purchase of bonds (between the fourth quarter of 2013 and the middle of 2014), which coincided with fresh data on the slowdown of the Chinese economy and with liquidity tensions in its interbank market.

This triggered, at the end of June, tensions in international bond, equity and currency markets. Of note was the rise in sovereign debt risk premiums in periphery European countries and outflows of funds from emerging markets with the consequent depreciation of their currencies.

In the US, solid private consumption and the property sector offset the fiscal contraction and produced moderate GDP growth of close to 2% in the first half of the year. With stable inflation, the Fed held interest rates. Most of its members believe rates will remain at these levels until 2015. The announcement of halting liquidity injections in the event of the economy continuing on its envisaged path, however, raised long-term interest rates.

Brazil changed its monetary policy in the second quarter with several hikes in the Selic rate (from a low of 7.25% at the beginning of April to 8.50% in July 2013). This trend is expected to continue in order to ease inflationary pressures. The rise in interest rates, combined with the moderate economic growth in the first quarter (+1.8% year-on-year), led the market to reduce growth forecasts for the year.

In Mexico, the slowdown in the economy reached its low point in the first quarter (+0.8% year-on-year and +2.2% on a seasonally adjusted basis), despite buoyant private consumption. In the coming quarters, lower interest rates (after cuts to 4% in March), inflation under control and the recovery in exports of manufactured goods pulled by the US, point to growth more in line with its potential.

Chile continued to grow strongly compared to other countries in its region (+4.1% year-on-year in the first quarter), spurred by solid domestic consumption. Meanwhile, the international environment exerted downward pressure on growth although it helped to keep inflation very low. In this environment, the central bank held its monetary policy, keeping the benchmark rate unchanged at 5% in the last 18 months.

Similar trends in the rest of Latin America with domestic demand as the main engine of growth. Argentina and Uruguay grew by between 3% and 4% and Peru by closer to 5%.

The euro zone remained in recession for the sixth straight quarter (GDP: -0.2% quarter-on-quarter in the first quarter), affected by the contraction of investment. France (-0.2%) brought the number of euro zone countries in recession to nine and among the large economies only Germany (+0.1%) grew. The pace of the fall, however, is significantly lower than in the first quarter, particularly in the weaker economies (Italy: -0.5%; Portugal: -0.4%), a trend which seemed to continue in the second quarter judging by the improvement in indicators of expectations.

With inflation at a low, the European Central Bank cut its repo rate to 0.50% and continued to work to normalise the euro zone’s financial conditions (extension of the OMTs until the middle of 2014 and of collaterals accepted for discount). All this will help to support the activity in the second half, together with a euro/dollar exchange rate that remained at the levels of the end of 2012.

Spain progressed toward stabilisation and recovery: quarter-on-quarter GDP growth improved from -0.8% in the fourth quarter of 2012 to -0.5% in the first quarter of 2013 and -0.1% envisaged in the second. The solid growth of exports, lower inflation (around 1% without taxes) and a smaller decline in domestic demand sustained these trends.

The gradual correction of the imbalances accumulated in the previous expansion cycle and the progress in structural reforms, both in Spain as well as in European governance, led to a further fall in the Spanish sovereign debt risk premium in the first half of the year (against the 10-year German government bond) to around 300 b.p. (395 b.p. at the end of 2012 and a high of 637 b.p. in July 2012).

The UK economy surprised positively in the first quarter (+0.3% quarter-on-quarter). With inflation above target, the Bank of England is giving priority to growth and maintaining the base rate (0.5%) and assessing new quantitative easing (i.e. extending the Funding for Lending Scheme with the Treasury). All this is helping to lay the foundations for recovery in coming quarters, with sterling stable in the quarter against the euro.

In Poland, weaker domestic demand and lower exports to Europe caused the economy to slowdown (+0.5% year-on-year in the first quarter). With no inflationary pressures, the central bank continued to cut its benchmark rate to 2.50% in July 2013 from 4.75% in November 2012, while the zloty depreciated further against the euro after the Fed raised the possibility of withdrawing its quantitative easing programme.

EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	H1’13	H1’12	30.06.13	31.12.12	30.06.12
US$	1.3128	1.2959	1.3080	1.3194	1.2590
Pound	0.8505	0.8223	0.8572	0.8161	0.8068
Brazilian real	2.6640	2.4088	2.8899	2.7036	2.5788
New Mexican peso	16.4709	17.1777	17.0413	17.1845	16.8755
Chilean peso	628.0163	638.4396	661.5210	631.7287	631.0738
Argentine peso	6.7247	5.6882	7.0315	6.4865	5.5988
Polish zloty	4.1762	4.2429	4.3376	4.0740	4.2488

6	JANUARY – JUNE

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

Grupo Santander. Income statement

▶	Second quarter attributable profit of EUR 1,050 million. Key points with regard to the first quarter:

•	Gross income rose 0.3%, with an improved trend in net interest income and fee income.

•	Flat expenses, beginning to show the first positive impact of synergies.

•	Provisions were still high, mainly in Spain, but showing stabilisation or reduction in the main units.

•	Capital gains from the insurance transaction will be assigned to the restructuring costs of the integrations.

▶	First half attributable profit of EUR 2,255 million, almost the same as for the whole of 2012.

•	Profit was 28.9% higher than in the first half of 2012.

•	Comparison favoured by reduced real estate provisions, but still affected by recession, low interest rates and the priority given by the Group to liquidity and capital.

The Group posted an attributable profit of EUR 1,050 million in the second quarter, consolidating the beginning of the return to normality shown in the first quarter.

The key point on gross income was the change of trend in net interest income, which stabilised after several quarters of falling, as well as solid fee income within an environment of reduced business.

•

Net interest income improved in Spain and Portugal (in both cases because of the improvement in the cost of funds), Poland and Mexico. The UK, moreover, consolidated the level reached in the first quarter and Brazil’s was almost the same after falling in previous quarters due to the pressure of spreads linked to the cut in the benchmark Selic rate and the portfolio’s change of mix.

•	Fee income increased 0.6%, with most units performing well. Of note were SCF (+3%), Brazil (+4%) and the US (+5%), the latter two in local currency.

•	Dividends were higher due to seasonal factors. Trading gains and income from the equity method declined.

Operating expenses were almost flat (+0.1%). On the one hand, continental Europe units declined (-1.8% overall), because of the synergies that began to be obtained and the strategy developed to adjust to recession. On the other, Latin American units’ costs rose 1.1% because of investments to improve the commercial network and higher amortizations.

INCOME STATEMENT (EUR Million)

			Variation				Variation
	Q2’13	Q1’13	Amount	(%)	H1’13	H1’12	Amount	(%)
Net interest income	6,722	6,652	71	1.1	13,374	15,385	(2,011)	(13.1)
Net fees	2,531	2,516	15	0.6	5,048	5,168	(120)	(2.3)
Gains (losses) on financial transactions	879	969	(90)	(9.3)	1,848	1,473	375	25.5
Other operating income	187	154	34	22.0	341	384	(43)	(11.2)
Dividends	145	59	87	147.2	204	277	(73)	(26.2)
Income from equity-accounted method	114	154	(40)	(26.2)	268	256	12	4.6
Other operating income/expenses	(72)	(59)	(13)	21.3	(131)	(149)	18	(12.0)
Gross income	10,320	10,290	30	0.3	20,610	22,409	(1,799)	(8.0)
Operating expenses	(5,000)	(4,996)	(3)	0.1	(9,996)	(9,977)	(19)	0.2
General administrative expenses	(4,400)	(4,428)	28	(0.6)	(8,827)	(8,941)	114	(1.3)
Personnel	(2,548)	(2,582)	34	(1.3)	(5,129)	(5,221)	91	(1.7)
Other general administrative expenses	(1,852)	(1,846)	(6)	0.4	(3,698)	(3,720)	23	(0.6)
Depreciation and amortisation	(600)	(569)	(31)	5.5	(1,169)	(1,036)	(133)	12.8
Net operating income	5,320	5,294	27	0.5	10,614	12,432	(1,818)	(14.6)
Net loan-loss provisions	(3,065)	(2,919)	(147)	5.0	(5,984)	(6,519)	535	(8.2)
Impairment losses on other assets	(126)	(110)	(16)	14.6	(237)	(180)	(57)	31.8
Other income	(415)	(261)	(154)	58.9	(677)	(869)	192	(22.1)
Ordinary profit before taxes	1,713	2,003	(290)	(14.5)	3,717	4,865	(1,149)	(23.6)
Tax on profit	(393)	(496)	102	(20.6)	(889)	(1,377)	488	(35.4)
Ordinary profit from continuing operations	1,320	1,508	(188)	(12.4)	2,828	3,488	(661)	(18.9)
Net profit from discontinued operations	(14)	—	(14)	—	(14)	28	(42)	—
Ordinary consolidated profit	1,306	1,508	(202)	(13.4)	2,814	3,516	(703)	(20.0)
Minority interests	256	303	(47)	(15.6)	558	463	95	20.6
Ordinary attributable profit to the Group	1,050	1,205	(154)	(12.8)	2,255	3,053	(798)	(26.1)
Net capital gains and provisions	—	—	—	—	—	(1,304)	1,304	(100.0)
Attributable profit to the Group	1,050	1,205	(154)	(12.8)	2,255	1,749	506	28.9
EPS (euros)	0.10	0.12	(0.02)	(15.1)	0.21	0.18	0.03	16.5
Diluted EPS (euros)	0.10	0.11	(0.02)	(15.1)	0.21	0.18	0.03	16.7
Pro memoria:
Average total assets	1,255,353	1,256,099	(746)	(0.1)	1,252,016	1,285,714	(33,699)	(2.6)
Average shareholders’ equity	80,627	80,515	112	0.1	80,516	78,764	1,752	2.2

JANUARY – JUNE	7

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

QUARTERLY INCOME STATEMENT (EUR Million)

	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Net interest income	7,763	7,622	7,438	7,100	6,652	6,722
Net fees	2,612	2,556	2,566	2,526	2,516	2,531
Gains (losses) on financial transactions	797	675	643	583	969	879
Other operating income	114	270	67	75	154	187
Dividends	61	216	66	80	59	145
Income from equity-accounted method	136	120	84	87	154	114
Other operating income/expenses	(83)	(66)	(83)	(93)	(59)	(72)
Gross income	11,287	11,123	10,713	10,283	10,290	10,320
Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)	(4,996)	(5,000)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)	(4,428)	(4,400)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)	(2,582)	(2,548)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)	(1,846)	(1,852)
Depreciation and amortisation	(524)	(512)	(603)	(543)	(569)	(600)
Net operating income	6,244	6,188	5,646	5,344	5,294	5,320
Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)	(2,919)	(3,065)
Impairment losses on other assets	(83)	(97)	(81)	(592)	(110)	(126)
Other income	(487)	(381)	(475)	(105)	(261)	(415)
Ordinary profit before taxes	2,556	2,309	2,103	1,512	2,003	1,713
Tax on profit	(720)	(657)	(662)	(275)	(496)	(393)
Ordinary profit from continuing operations	1,836	1,652	1,441	1,237	1,508	1,320
Net profit from discontinued operations	17	11	22	20	—	(14)
Ordinary consolidated profit	1,853	1,663	1,463	1,257	1,508	1,306
Minority interests	227	237	198	234	303	256
Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024	1,205	1,050
Net capital gains and provisions	—	(1,304)	(1,142)	(601)	—	—
Attributable profit to the Group	1,627	123	122	423	1,205	1,050
EPS (euros)	0.17	0.01	0.01	0.04	0.12	0.10
Diluted EPS (euros)	0.17	0.01	0.01	0.04	0.11	0.10

Net operating income was EUR 5,320 million, 0.5% higher in the second quarter over the first quarter of 2013.

Loan loss provisions rose 5.0% over the first quarter to EUR 3,065 million. By unit, they rose in Spain due to those for companies, while Brazil’s were 4.6% lower (without the exchange rate impact), the lowest amount in the last five quarters. They were also lower in SCF, the UK, the US and Chile.

In the second quarter, there was a capital gain net of taxes of EUR 270 million, resulting from the bancassurance agreement in Spain between Banco Santander and Aegon. At the same time, a charge of EUR 270 million net of tax was made to cover the restructuring costs of the integrations in Spain and Poland (mainly Spain).

The quarter’s figures do not take into account the estimated capital gain of EUR 700 million net of taxes from the agreement reached with Warburg Pincus and General Atlantic to boost global asset management business. It is expected to be recorded before the end of the year.

Attributable profit for the first half was EUR 2,255 million compared to EUR 1,749 million in the same period of 2012 and EUR 545 million in the second half. The 2012 figures were very affected by real estate provisioning in Spain.

8	JANUARY – JUNE

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

Several other factors also need to be taken into account when making year-on-year comparisons:

•

The context in which the Group conducted its business: slower macroeconomic growth and low interest rates after falling significantly in some countries, coupled with the Group’s strategy to give preference to capital and liquidity, with the consequent impact on results, mainly via financial costs.

•	A negative net perimeter effect on attributable profit of EUR 258 million (15 p.p.) due to the difference between:

•	A positive effect from the entry at the start of the year of Kredyt Bank.

•

A negative impact from the disposal of the subsidiary in Colombia in the second quarter of 2012, the lower contribution of income by the equity accounted method (due to the reinsurance of Santander’s portfolio of individual life assurance in Spain and Portugal) and the rise in minority interests in Mexico and Poland.

•

The impact of exchange rates on various currencies against the euro was 4 percentage points negative for the whole Group in year-on-year comparisons for revenues and costs. The impact on the large areas was: negative in Brazil (-9/-10 p.p.), in the UK (-3 p.p.) and in the US (-1 p.p.) and positive in Mexico (+5 p.p.) and in Chile (+2 p.p.).

The performance of the income statement and comparisons with the first half of 2012 was as follows:

Gross income was EUR 20,610 million, 8.0% lower year-on-year (-4.0% excluding the perimeter and forex effects).

•

Net interest income amounted to EUR 13,374 million and accounted for most of the fall in gross income. This was almost entirely due to three effects: the depreciation of some currencies, the impact of the cost associated to the Group’s policy to strengthen liquidity since the middle of 2012, and reduced spreads from the decline in interest rates and the change of mix toward lower risk products. These factors could not be offset by the moderate rise in business volumes and management of spreads.

•

Net fee income was 2.3% lower at EUR 5,048 million and rose excluding the perimeter and exchange rate effects (+1.7%). This was due to the better performance of revenue from pension funds (+7.5%), cards (+15.7%), and advising and management of transactions (+31.4%). Fee income from securities, custody, and insurance remained virtually unchanged. That from mutual funds declined.

•	Gains on financial transactions increased 25.5%, mainly due to the better performance of GBM Europe, which almost tripled its results, and active management of structural risks.

NET FEES (EUR Million)

		Var (%)		Var (%)
	Q2’13	o/Q1’13	H1’13	o/H1’12
Fees from services	1,485	1.6	2,948	(2.2)
Mutual & pension funds	287	5.4	559	(5.3)
Securities and custody	175	(1.0)	351	(0.8)
Insurance	585	(3.4)	1,190	(1.7)
Net fee income	2,531	0.6	5,048	(2.3)

OPERATING EXPENSES (EUR Million)

		Var (%)		Var (%)
	Q2’13	o/Q1’13	H1’13	o/H1’12
Personnel expenses	2,548	(1.3)	5,129	(1.7)
General expenses	1,852	0.4	3,698	(0.6)
Information technology	231	(6.5)	477	2.9
Communications	137	(16.0)	300	(11.1)
Advertising	152	11.9	287	(10.9)
Buildings and premises	469	2.3	928	6.4
Printed and office material	41	(3.5)	83	0.9
Taxes (other than profit tax)	123	27.5	219	11.7
Other expenses	701	(0.4)	1,404	(3.0)
Personnel and gen. expenses	4,400	(0.6)	8,827	(1.3)
Depreciation and amortisation	600	5.5	1,169	12.8
Total operating expenses	5,000	0.1	9,996	0.2

OPERATING MEANS

	Employees		Branches
	H1’13	H1’12	H1’13	H1’12
Continental Europe	60,746	57,651	6,774	6,540
o/w: Spain	29,015	29,864	4,612	4,683
Portugal	5,636	5,733	651	685
Poland	12,504	9,051	876	524
SCF	12,230	11,659	624	637
United Kingdom	25,596	27,062	1,190	1,315
Latin America	88,433	90,696	5,997	5,991
o/w: Brazil	51,472	54,692	3,697	3,784
Mexico	14,304	13,043	1,215	1,125
Chile	12,223	12,272	501	499
USA	9,466	9,382	719	723
Operating areas	184,241	184,791	14,680	14,569
Corporate Activities	2,544	2,460
Total Group	186,785	187,251	14,680	14,569

JANUARY – JUNE	9

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

•

Income by the equity accounted method, which records the contributions of Santander Consumer USA and those derived from corporate operations in insurance business in Europe and Latin America, rose 4.6%.

•	Lastly, other operating income, including the contribution to the deposit guarantee funds, was EUR 131 million negative.

Operating expenses were almost the same (+0.2%) as in the first half of 2012 (+3.3% without the perimeter and exchange rate effects). The performance varied by units. In Europe, both the large retail units as well as the UK continued to reduce their costs or increase below inflation, maintaining the trend begun in 2012.

Latin America’s costs increased because of the greater commercial capacity and the revision of wage agreements in an environment of higher inflation, while the US reflects in its year-on-year comparison the investments in technology and business structure. Of note was the better trend in Brazil whose growth in expenses dropped from 6% in 2012 to 2% at the end of the first half, (in local currency).

NET LOANS-LOSS PROVISIONS (EUR Million)

		Var (%)		Var (%)
	Q2’13	o/Q1’13	H1’13	o/H1’12
Non performing loans	3,275	1.4	6,505	(8.8)
Country-risk	4	110.7	6	(15.2)
Recovery of written-off assets	(215)	(31.5)	(528)	(14.7)
Total	3,065	5.0	5,984	(8.2)

As a result, net operating income (pre-provision profit) was EUR 10,614 million.

Provisions for loan losses were EUR 5,984 million (-8.2% y-o-y and -3.6% excluding the perimeter and forex effects). This evolution was due to lower provisions in the Group’s main units (Spain, Portugal, SCF, the UK, the US and Brazil).

Other asset impairment losses and other results were EUR 913 million negative, compared to EUR 1,048 million also negative in the first half of 2012.

Profit before tax was EUR 3,717 million. The impact of taxes, discontinued operations and higher minority interests left attributable profit at EUR 2,255 million, 26.1% less than in the first half of 2012 (-13.7% excluding the exchange rate and perimeter effects).

After recording in 2012 a net EUR 1,304 million negative (the difference between capital gains of EUR 629 million and real estate provisions of EUR 1,923 million), attributable profit was 28.9% higher (+50.6% excluding perimeter and forex impacts).

Earnings per share were EUR 0.21 in the first half compared to EUR 0.18 in the same period of 2012 and EUR 0.05 in the second half.

The Group’s ROE was 5.6% (annualised) and return on tangible equity (ROTE, attributable profit/shareholders’ equity less goodwill) 8.1%. In both cases the figures were better than for the whole of 2012 (+269 b.p. and +377 b.p., respectively).

10	JANUARY – JUNE

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

BALANCE SHEET (EUR Million)

			Variation
	30.06.13	30.06.12	Amount	(%)	31.12.12
ASSETS
Cash on hand and deposits at central banks	81,673	86,719	(5,046)	(5.8)	118,488
Trading portfolio	169,729	196,487	(26,758)	(13.6)	177,917
Debt securities	51,275	48,477	2,798	5.8	43,101
Customer loans	13,776	22,688	(8,913)	(39.3)	9,162
Equities	5,090	4,769	321	6.7	5,492
Trading derivatives	91,437	112,303	(20,866)	(18.6)	110,319
Deposits from credit institutions	8,151	8,250	(99)	(1.2)	9,843
Other financial assets at fair value	40,118	27,776	12,341	44.4	28,356
Customer loans	14,389	18,716	(4,326)	(23.1)	13,936
Other (deposits at credit institutions, debt securities and equities)	25,728	9,061	16,668	184.0	14,420
Available-for-sale financial assets	105,617	97,647	7,970	8.2	92,267
Debt securities	100,811	93,111	7,700	8.3	87,724
Equities	4,805	4,536	270	5.9	4,542
Loans	730,764	787,159	(56,394)	(7.2)	756,858
Deposits at credit institutions	50,996	57,340	(6,344)	(11.1)	53,785
Customer loans	671,984	723,364	(51,380)	(7.1)	696,013
Debt securities	7,784	6,454	1,329	20.6	7,059
Investments	5,012	4,730	282	6.0	4,453
Intangible assets and property and equipment	17,060	16,474	586	3.6	17,296
Goodwill	23,878	25,136	(1,258)	(5.0)	24,626
Other	49,267	49,924	(657)	(1.3)	49,338
Total assets	1,223,118	1,292,052	(68,935)	(5.3)	1,269,598
LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	139,903	161,487	(21,584)	(13.4)	143,241
Customer deposits	17,569	28,765	(11,197)	(38.9)	8,897
Marketable debt securities	1	94	(93)	(99.1)	1
Trading derivatives	89,935	110,958	(21,023)	(18.9)	109,743
Other	32,399	21,669	10,729	49.5	24,600
Other financial liabilities at fair value	54,779	38,757	16,022	41.3	45,418
Customer deposits	32,427	23,974	8,453	35.3	28,638
Marketable debt securities	6,154	6,168	(15)	(0.2)	4,904
Due to central banks and credit institutions	16,198	8,615	7,583	88.0	11,876
Financial liabilities at amortized cost	910,139	973,084	(62,945)	(6.5)	959,321
Due to central banks and credit institutions	98,115	138,200	(40,085)	(29.0)	131,670
Customer deposits	594,938	591,269	3,668	0.6	589,104
Marketable debt securities	182,452	202,303	(19,851)	(9.8)	201,064
Subordinated debt	16,118	22,408	(6,289)	(28.1)	18,238
Other financial liabilities	18,516	18,905	(389)	(2.1)	19,245
Insurance liabilities	1,091	425	666	156.8	1,425
Provisions	15,116	16,451	(1,334)	(8.1)	16,148
Other liability accounts	20,696	22,026	(1,330)	(6.0)	22,771
Total liabilities	1,141,724	1,212,229	(70,506)	(5.8)	1,188,324
Shareholders’ equity	83,202	80,696	2,506	3.1	81,333
Capital stock	5,405	4,718	687	14.6	5,161
Reserves	75,542	74,229	1,313	1.8	74,528
Attributable profit to the Group	2,255	1,749	506	28.9	2,295
Less: dividends	—	—	—	—	(650)
Equity adjustments by valuation	(11,903)	(8,944)	(2,960)	33.1	(9,474)
Minority interests	10,095	8,071	2,024	25.1	9,415
Total equity	81,394	79,823	1,571	2.0	81,275
Total liabilities and equity	1,223,118	1,292,052	(68,935)	(5.3)	1,269,598

JANUARY – JUNE	11

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

Grupo Santander. Balance sheet

▶	Activity continued to reflect the market context:

•	Low demand for loans in Europe, particularly in Spain and Portugal. Growth of 7% in Latin America at constant exchange rates, with an improved trend in the quarter.

•	Of note in deposits without repos (including retail commercial paper) was the y-o-y growth in Spain (+19%). Greater focus on cost in the quarter.

•	The gap between loans and deposits narrowed by EUR 63,000 million in the Group in the last 18 months (EUR 43,000 million in Spain).

•	The Group’s net loan-to-deposit ratio was 107%, down from 113% in December 2012 and 117% in June.

▶	Core capital ratio (BIS II) of 11.11%, +44 b.p. in the quarter and +78 b.p. since the end of 2012.

Total managed funds at the end of June amounted to EUR 1,342,024 million, of which EUR 1,223,118 million (91%) were on-balance sheet and the rest mutual and pension funds and managed portfolios.

A significant fact to be taken into account in the evolution of balances in the second quarter and over the last 12 months are the changes in exchange rates, following depreciations in the main currencies in which the Group operates.

In the quarter, sterling depreciated 1% against the euro, the dollar 2%, the Mexican and Argentine pesos 7%, the Polish zloty 4%, the Chilean peso 9% and the Brazilian real 11%, which produced a negative impact of more than 2 p.p. on the balances of loans and customer funds.

Compared to June 2012, the depreciations were 1% for the Mexican peso, 2% for the Polish zloty, 4% for the dollar, 5% for the Chilean peso, 6% for sterling, 11% for the Brazilian real and 20% for the Argentine peso. The negative impact was 4 p.p. on year-on-year variations on loans and customer funds.

There was a positive perimeter effect of less than one percentage point in the comparison with June 2012, due to the merger in early 2013 of Bank Zachodni WBK and Kredyt Bank in Poland.

Customer lending

The Group’s gross lending amounted to EUR 726,007 million at the end of June, 3% lower than in March because of the impact of exchange rates. Excluding this impact and eliminating repos, balances were stable (-0.5%), as follows: Continental Europe (-2.1%), with varied performance by country. Also declines in the US (-3.6%), and the UK (-0.8%). On the other hand, rises in Latin America (+3.5%), with all countries doing well.

Compared to June 2012, gross lending was 8% lower (-2% eliminating the exchange rate effect and repos).

In Continental Europe, Spain’s and Portugal’s net lending continued to be affected by low demand because of recession in both countries (-4% and -7% y-o-y, respectively), while the balance of Spain’s run-off real estate was 30% lower. Santander Consumer

CUSTOMER LOANS (EUR Million)

			Variation
	30.06.13	30.06.12	Amount	(%)	31.12.12
Spanish Public sector	17,634	17,959	(325)	(1.8)	16,884
Other residents	171,494	188,897	(17,403)	(9.2)	183,130
Commercial bills	7,654	9,081	(1,427)	(15.7)	8,699
Secured loans	97,997	108,305	(10,308)	(9.5)	103,890
Other loans	65,843	71,511	(5,668)	(7.9)	70,540
Non-resident sector	536,878	579,259	(42,381)	(7.3)	544,520
Secured loans	329,471	350,186	(20,715)	(5.9)	339,519
Other loans	207,407	229,073	(21,666)	(9.5)	205,000
Gross customer loans	726,007	786,114	(60,108)	(7.6)	744,534
Loan-loss allowances	25,857	21,346	4,511	21.1	25,422
Net customer loans	700,149	764,768	(64,619)	(8.4)	719,112
Pro memoria: Doubtful loans	39,023	33,499	5,525	16.5	35,301
Public sector	117	133	(16)	(12.3)	121
Other residents	19,201	15,104	4,098	27.1	16,025
Non-resident sector	19,705	18,262	1,443	7.9	19,156

12	JANUARY – JUNE

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

Finance’s balances declined a little (-1%) and Poland’s rose 5% at constant perimeter.

•	Gross lending in Spain stood at EUR 175,985 million, 7% lower year-on-year, as follows:

•

Lending to individuals amounted to EUR 63,948 million, of which EUR 51,665 million are home mortgages (-3% in 12 months). The portfolio was concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (87% with an LTV of less than 80%).

•	Loans directly to SMEs and companies without real estate purpose amounted to EUR 94,403 million and accounted for the largest share of lending (54% of the total).

•

Lastly, loans to the public sector stood at EUR 17,634 million, (2% less than June 2012). Moreover, in 2012 indirect lending to companies was provided via payment to suppliers (EUR 4,160 million) launched by the public administrations.

•	In Portugal, lending dropped 7%, and came from all segments. In addition, balances in construction and real estate, which represent only 2.6% of lending, declined 25%.

•

Santander Consumer Finance’s balances fell a little (-1%), with a varied performance by countries. Germany’s, which account for 52% of the area’s credit, remained unchanged, the Nordic countries increased 15% in local currency and periphery countries, more affected by the economic situation and deleveraging, declined.

New loans in the first half of 2013 fell 3% year-on-year. Credit for used vehicles was higher (+1%) and for durable goods (+4%), and that for new vehicles declined 1%, though this was better than the sector (new car sales in footprint declined 9%). New lending in the second quarter was 10% higher than in the first and reached the highest volume in the last four quarters.

•	In Poland, lending rose 81% in local currency, benefiting from the consolidation of Kredyt Bank. Isolating the impact of the merger, lending rose 5%.

•

Net customer lending included in the unit of Spain’s run-off real estate activity amounted to EUR 6,507 million, EUR 337 million less than in the first quarter of 2013 and less than half that in June 2012 (EUR 14,070 million).

In the United Kingdom, the balance of customer loans was 5% lower in sterling year-on-year. In local criteria, the balance of home mortgages dropped 7% because of the strategy of improving the risk profile (which meant discontinuing some products) and the fall in loans to the real estate sector. Loans to SMEs, on the other hand, where we continued to gain market share, increased 12% year- on-year.

Lending (excluding repos) in Latin America in constant currency increased 7%. Brazil’s rose 6%, Mexico’s 6%, Chile’s 8%, Argentina’s 32%, Uruguay’s 17% and Peru’s 20%.

Lastly, lending in the US declined 4% in dollars, as a result of the fall in the run-off portfolios and the strategy of recent months of new mortgage loans disposals.

JANUARY – JUNE	13

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

CUSTOMER FUNDS UNDER MANAGEMENT (EUR Million)

			Variation
	30.06.13	30.06.12	Amount	(%)	31.12.12
Resident public sector	10,734	7,334	3,401	46.4	8,487
Other residents	167,266	147,886	19,380	13.1	157,011
Demand deposits	76,274	72,016	4,258	5.9	71,526
Time deposits	83,227	61,424	21,803	35.5	75,414
Other	7,764	14,445	(6,681)	(46.3)	10,071
Non-resident sector	466,934	488,789	(21,856)	(4.5)	461,141
Demand deposits	238,021	223,221	14,800	6.6	228,698
Time deposits	163,559	185,528	(21,970)	(11.8)	179,503
Other	65,354	80,040	(14,686)	(18.3)	52,940
Customer deposits	644,934	644,009	925	0.1	626,639
Debt securities*	188,607	208,565	(19,958)	(9.6)	205,969
Subordinated debt	16,118	22,408	(6,289)	(28.1)	18,238
On-balance-sheet customer funds	849,659	874,981	(25,322)	(2.9)	850,846
Mutual funds	88,447	97,683	(9,236)	(9.5)	89,176
Pension funds	10,135	9,436	698	7.4	10,076
Managed portfolios	20,325	18,064	2,261	12.5	18,889
Other customer funds under management	118,907	125,184	(6,277)	(5.0)	118,141
Customer funds under management	968,565	1,000,165	(31,599)	(3.2)	968,987

*	Including retail commercial paper (EUR million): 7,471 in June 2013, 9,803 in June 2012 and 11,536 in December 2012

At the end of June, Continental Europe accounted for 40% of the Group’s total net lending (25% Spain), the UK 34%, Latin America 20% (10% Brazil) and the US 6%.

Customer funds under management

Total managed funds amounted to EUR 968,565 million, 3% lower than at the end of March. As in lending, exchange rates had a significant impact on this evolution as, without them, balances were stable. The evolution by geographic areas was: Continental Europe’s funds dropped 2.1% and the US’s 2.7%, while the UK’s rose 0.2% and Latin America’s 3.8%.

Funds were 3% lower than in June 2012, and unchanged if one eliminates the exchange rate and perimeter effects. Deposits, including retail commercial paper in Spain and Brazil’s “letras financieras”, rose 4%, conditioned by the fall in the last 12 months in repos as, without this, growth was 7%,

Customer deposits and retail commercial paper in Continental Europe performed as follows:

•

Spain’s grew 9% year-on-year (+19% excluding repos). In absolute terms, the balance rose by EUR 30,228 million in demand and time deposits and retail commercial paper and dropped by EUR 12,781 million in repos. This increased market share and improved liquidity ratios. The net loan-to-deposit ratio ended June at 85%, down from 90% at the end of 2012 and 101% in June 2012.

•	Portugal’s deposits dropped 1%, due to time deposits, as demand ones increased 5%.
•	Santander Consumer Finance’s deposits dropped 5% due to Germany (92% of the area’s total) and the policy of reducing higher cost balances.

•	Poland’s deposits increased 62% in local currency, due to the entry of Kredyt Bank. On a like-for-like basis, deposits declined 4%.

In the UK, customer deposits excluding repos (in sterling) rose 1%, due to core deposits which grew 4% in the last 12 months because of the rise in current accounts as a result of the success of the 1|2|3 range of products: These increases offset the reduction in the more expensive balances.

In Latin America, and in constant currency, customer deposits without repos increased 8% (accelerating over March). All countries rose except for Chile (-1%). Mexico’s rose 14%, Brazil’s 6%, Argentina’s 29%, Uruguay’s 9% and Puerto Rico’s 13%.

MUTUAL FUNDS (EUR Million)

	30.06.13	30.06.12	Var (%)	31.12.12
Spain	24,340	24,060	1.2	23,093
Portugal	1,281	1,441	(11.1)	1,544
Poland	2,529	2,059	22.8	2,443
United Kingdom	10,687	16,110	(33.7)	13,919
Latin America	49,610	54,013	(8.2)	48,178
Total	88,447	97,683	(9.5)	89,176

14	JANUARY – JUNE

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

PENSION FUNDS (EUR Million)

	30.06.13	30.06.12	Var (%)	31.12.12
Spain	9,366	8,680	7.9	9,289
Portugal	768	757	1.5	787
Total	10,135	9,436	7.4	10,076

Lastly, US customer deposits increased 2% in the last 12 months, with a better performance of demand deposits.

As for mutual funds, following the favourable evolution seen in the last two quarters in some countries such as Spain and Poland, the balance only fell 4% year-on-year as against 11% in March.

Pension plan funds rose 8% in Spain in the last 12 months and 2% in Portugal, the only countries where Santander markets this product.

Continental Europe accounted for 37% of managed customer funds (27% Spain), the UK 32%, Latin America 26% (Brazil 15%) and the US 5%.

The successful capturing of deposits for the last eighteen months, enabled the Group to significantly reduce the need for raising funds via wholesale issuances. However, the Group, for strategic reasons, maintained a selective policy of issuing securities in the international fixed income markets and strived to adapt the frequency and volume of operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

The Group issued in the first half of 2013 EUR 13,685 million of medium- and long-term issues, of which EUR 11,452 million was senior debt and EUR 2,233 million covered bonds.

As regards securitisations, the Group’s subsidiaries placed in the first half of 2013 a total of EUR 4,428 million, mainly in the UK and via the units of Santander Consumer Finance.

This issuing activity underscores the Group’s capacity to access the different segments of institutional investors via more than 10 issuance units, including the parent bank, Banco Santander, and the main subsidiaries of the countries where it operates. All this reaffirms the Group’s policy of liquidity self-sufficiency for its subsidiaries so that each adapts its issuance programme to the evolution of its balance sheet.

Maturities of medium- and long-term debt amounted to EUR 22,269 million in the first half of 2013, of which EUR 15,705 million was senior debt, EUR 6,365 million covered bonds and EUR 199 million subordinated debt.

(*) Including retail commercial paper

JANUARY – JUNE	15

FINANCIAL REPORT 2013 CONSOLIDATED FINANCIAL REPORT

The evolution of loans, deposits and retail commercial paper improved the loan-to-deposit ratio to 107% (117% in June 2012 and 113% in December).

The ratio of deposits plus medium- and long-term funding to the Group’s loans was 122%, underscoring the comfortable funding structure of the Group’s lending.

Other items of the balance sheet

Total goodwill was EUR 23,878 million, EUR 1,258 million less than in June 2012, due to the evolution of exchange rates, particularly sterling and the Brazilian real, partly offset by the increase resulting from the incorporation of Kredyt Bank.

At the end of 2011 the European Central Bank put into effect extraordinary monetary policy measures, including increasing collateral and 3-year auctions in order to inject liquidity into the market.

The Group participated in these auctions and continued to deposit a large part of these funds in the ECB, as a liquidity insurance. This, together with the strategy of replacing repos in the clearing houses with discounted assets in the ECB, is reflected in the evolution of balances with central banks.

In January 2013, and at the first opportunity possible, the Group returned EUR 24,000 million corresponding to the total amount borrowed by Banco Santander and Banesto at the December 2011 auction. The Group continued to return funds, so the total returned was EUR 33,000 million in the first half of 2013.

The balance of financial assets available for sale amounted to EUR 105,617 million, EUR 1,508 million less than in the first quarter, due to the US, Brazilian, Polish and Chilean public debt.

Trading derivatives amounted to EUR 91,437 million in assets and EUR 89,935 in liabilities, significantly lower year-on-year (EUR 20,866 million and EUR 21,023 lower, respectively), due to long term interest rate hikes.

Shareholders’ equity and solvency ratios

Total shareholders’ funds, after retained profits, amounted to EUR 83,202 million (+EUR 2,506 million in 12 months; +3%).

Total equity at the end of June, was EUR 81,394 million (+EUR 1,571 million and +2% in 12 months), after incorporating higher minority interests, which increased by EUR 2,024 million, mainly from the IPO in Mexico and the operation in Poland, and valuation adjustments, which declined by EUR 2,960 million. There was a notable negative impact of exchange rates (partly hedged) on the value of stakes in foreign subsidiaries.

It also includes the negative impact of exchange rates on goodwill, but with a neutral impact on capital ratios, as the same occurs in their recording in assets.

The Group’s eligible equity on the basis of BIS II criteria amounted to EUR 72,668 million at the end of June (EUR 30,806 million above the requirement; +74%).

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES (EUR Million)

			Variation
	30.06.13	30.06.12	Amount	(%)	31.12.12
Capital stock	5,405	4,718	687	14.6	5,161
Additional paid-in surplus	37,119	32,113	5,006	15.6	37,302
Reserves	38,502	42,175	(3,673)	(8.7)	37,513
Treasury stock	(79)	(59)	(20)	33.4	(287)
Shareholders’ equity (before profit and dividends)	80,947	78,947	2,000	2.5	79,689
Attributable profit	2,255	1,749	506	28.9	2,295
Interim dividend distributed	—	—	—	—	(650)
Interim dividend not distributed	—	—	—	—	(412)
Shareholders’ equity (after retained profit)	83,202	80,696	2,506	3.1	80,921
Valuation adjustments	(11,903)	(8,944)	(2,960)	33.1	(9,474)
Minority interests	10,095	8,071	2,024	25.1	9,415
Total equity (after retained profit)	81,394	79,823	1,571	2.0	80,862
Preferred shares and securities in subordinated debt	4,642	5,392	(749)	(13.9)	4,740
Total equity and capital with the nature of financial liabilities	86,036	85,215	822	1.0	85,602

16	JANUARY – JUNE

CONSOLIDATED FINANCIAL REPORT FINANCIAL REPORT 2013

COMPUTABLE CAPITAL AND BIS II RATIO (EUR Million)

			Variation
	30.06.13	30.06.12	Amount		(%)	31.12.12
Core capital	58,157	56,709	1,448		2.6	57,558
Basic capital	62,776	61,816	960		1.6	62,234
Supplementary capital	11,118	15,236	(4,118)		(27.0)	11,981
Deductions	(1,226)	(1,217)	(9)		0.7	(1,279)
Computable capital	72,668	75,834	(3,166)		(4.2)	72,936
Risk-weighted assets	523,272	561,525	(38,253)		(6.8)	557,030
BIS II ratio	13.89	13.50	0.39	p.		13.09	p.
Tier I (before deductions)	12.00	11.01	0.99	p.		11.17	p.
Core capital	11.11	10.10	1.01	p.		10.33	p.
Shareholders’ equity surplus (BIS II ratio)	30,806	30,912	(106)		(0.3)	28,374

The BIS II core capital ratio was 11.11%, following the ordinary generation of capital in the quarter of 44 b.p. and 78 b.p. since December 2012.

The core capital is of very high quality, very solid and adjusted to the business model, the balance sheet structure and the Group’s risk profile.

▶	Rating Agencies

The Group’s access to wholesale funding markets, as well as the cost of issues, depends to some extent on the ratings accorded by rating agencies.

Rating agencies regularly review the Group’s ratings. Classification of long-term debt depends on a series of internal factors (solvency, business model, capacity to generate profits, etc) and external ones related to the general economic environment, the sector’s situation and the sovereign risk of the countries in which the Group operates.

Since October 2011 the rating of the Kingdom of Spain has been cut by all agencies and is now at: BBB- from Standard & Poor’s; BBB Fitch; Baa3 Moody’s; and A (low) DBRS, with all of them maintaining the negative outlook.

These downgradings led to a revision of Banco Santander’s ratings, as the methodology used by the agencies means that the rating of banks is linked to and limited by the sovereign debt rating of the country in which it is based. Downgradings of sovereign debt are accompanied by downgradings of banks. As a result, although the agencies recognise Santander’s financial strength and diversification, the Group’s rating is not more than one notch above that of the sovereign debt rating.

In this scenario, Santander is the only bank in Spain with a rating higher than the Kingdom of Spain’s by all four main agencies. Moreover, it is the only one in the world with a rating above that of sovereign debt with S&P and the only one among the 20 largest banks worldwide above the sovereign with Moody’s.

RATING AGENCIES. GRUPO SANTANDER

	Long term	Short term	Outlook
Standard & Poor s	BBB	A-2	Negative
Fitch Ratings	BBB+	F2	Negative
Moody’s	Baa2	P-2	Negative
DBRS	A	R1(low)	Negative

JANUARY – JUNE	17

FINANCIAL REPORT 2013 RISK MANAGEMENT

Risk management

▶	The Group’s NPL ratio on a like-for-like basis with previous quarters was 4.92% at the end of June, 16 b.p. more than in March:

•	The rise in Spain (+64 b.p.) was due to companies and the drop in the denominator, while Brazil fell 41 b.p.

▶	Impact of the reclassification of sub-standard loans in Spain:

•	Increase of 26 b.p. in the Group’s NPL ratio to 5.18% and of almost one percentage point in Spain’s to 5.75%.

•	Reclassification without additional impact on provisions.

▶	Group coverage at June: 69% on a like-for-like basis (66% after reclassification).

▶	Net assets of EUR 11,580 million in run-off real estate in Spain (separate unit). Of which:

•	Loans: EUR 6,507 million; -54% year-on-year. Coverage: 51%.

•	Foreclosed assets: EUR 3,618 million; -14% year-on-year. Coverage: 54%.

Credit risk management

Net NPL entries in the first half of 2013, excluding the perimeter and forex effects, amounted to EUR 9,673 million. Excluding the impact of the reclassification of sub-standard loans in Spain, entries were 15% lower than in the same period of 2012.

Bad and doubtful loans amounted to EUR 40,055 million at the end of June. This balance, together with fall in lending, put the Group’s NPL ratio at 5.18% (4.92% using the same criteria as in the first quarter). The local ratio still compares well with the sector’s average in most of the countries where the Group operates.

Loan-loss provisions stood at EUR 26,579 million, of which EUR 3,985 million were generic provisions. These provisions, which rose 20.4% in the last 12 months, brought coverage at the end of June to 66% and 69% before the reclassification (64% in June 2012).

CREDIT RISK MANAGEMENT* (EUR Million)

			Var.
	30.06.13	30.06.12	(%)	31.12.12
Non-performing loans	40,055	34,339	16.6	36,061
NPL ratio (%)	5.18	4.11	1.07 p.	4.54 p.
Loan-loss allowances	26,579	22,080	20.4	26,111
Specific	22,594	17,886	26.3	21,793
Generic	3,985	4,194	(5.0)	4,319
NPL coverage (%)	66.4	64.3	2.1 p.	72.4
Credit cost (%) **	2.05	1.91	0.14 p.	2.38

*	Excluding country-risk
**	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

It should be borne in mind that the NPL ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in Spain and the UK is 57.3% and 52.1%, respectively.

Net loan loss provisions, deducting write-offs recovered, were EUR 5,984 million in the first half, 2.05% of average credit risk in the last 12 months, compared to EUR 6,519 million (1.91%) in the first half of 2012.

The NPL ratios and coverage by countries are set out below.

•

Spain’s NPL ratio on a like-for-like basis with previous quarters, was 4.76% at the end of June, 64 b.p. more than at the end of March, largely due to the companies segment and the impact of the reduction in the denominator. Coverage was 49%.

By segments, the NPL ratio for home mortgages was 3.11%, remaining stable in the quarter on a like-for-like basis.

The ratio of the rest of the portfolio (public administrations, individuals and companies) was higher at 5.33%, largely because of companies.

As a result of the mentioned reclassification, the NPL ratio was 5.75% and coverage 43%. This reclassification had no additional impact on provisions.

•

There is a separate unit for Spain’s run-off real estate, which includes customer loans mainly for real estate development, and which has a specialised management model, equity stakes related to the property sector (Metrovacesa and SAREB) and foreclosed assets.

18	JANUARY – JUNE

RISK MANAGEMENT FINANCIAL REPORT 2013

The Group’s strategy in the last few quarters has been to sharply reduce these loans. At the end of June, they stood at EUR 11,580 million net and represented less than 1% of the Group’s total loans. Their evolution was as follows:

•

Net loans of EUR 6,507 million, EUR 337 million lower than in March 2013 and EUR 7,563 million below June 2012. The NPL ratio was 59.41% (+3.16 p.p. in the quarter) with coverage of 83%. Total coverage of these loans, including performing loans, was 51% (25% in June 2012).

•

Net foreclosed assets ended June at EUR 3,618 million, EUR 37 million less in the quarter and EUR 601 million (-14%) in the last 12 months. These assets are covered by EUR 4,228 million of provisions (54% of gross assets).

•	The stakes in Metrovacesa and SAREB amount to EUR 1,455 million, virtually unchanged.

•	Portugal’s NPL ratio was 7.41% at the end of June (+53 b.p. in the quarter), within the expected levels and conditioned by the country’s recession. Coverage remained stable at 52%.

•

Santander Consumer Finance’s NPL ratio was 4.04%, in line with previous quarters and an excellent level for consumer business. Good performance by units, with stable ratios or declining (except for Italy). Coverage was 107%.

•

Poland ended June with a NPL ratio of 8.08%, 69 b.p. more than in March due to the classification as doubtful of a large corporate client. Eliminating this extraordinary effect, the portfolio evolved well as NPL ratios declined in the main portfolios. Coverage was 59%.

•	In the UK, the NPL ratio was 2.01%, 2 b.p. lower than March and 4 b.p. below the end of 2012. This positive evolution was due to the good performance of all segments particularly individual mortgages and individualised management companies.

The positive trend in individual mortgages continued, while individualised management companies continued to exit NPLs, returning to a normal situation.

This good performance offset the impact on the NPL ratio of the fall in lending, where there was further deleveraging in mortgages and in non-core segments of companies such as shipping and aviation (-20% and -17%, respectively in the first half).

•

Brazil’s NPL ratio was 6.49% at the end of June, 41 b.p. below March. This improvement reflected the trend seen in previous quarters from the indicators of early NPLs (less than 90 days overdue), which continued to improve in recent months. Coverage remained above 90%.

JANUARY – JUNE	19

FINANCIAL REPORT 2013 RISK MANAGEMENT

•

The NPL ratio of Latin America ex-Brazil was 3.84% in June (+18 b.p. in the quarter). The rises in the ratios in Mexico and Chile, mainly due to particular operations, and the performance of consumer and SME portfolios, were offset by the rest of units, mainly Puerto Rico. Argentina’s ratios began to stabilise.

•

Sovereign’s NPL ratio was 2.22% in June (2.23% in March). This was due to the good performance of retail portfolios because of the rise in household disposable income and the favourable evolution of individualised management companies, with falls in NPLs. Coverage was 103%.

NON-PERFORMING LOANS BY QUARTER (EUR Million)

	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Balance at beginning of period	32,006	32,534	34,339	35,802	36,061	38,051
Net additions	3,615	5,425	3,815	3,682	3,798	5,875 *
Increase in scope of consolidation	(602)	(25)	(1)	(0)	743	—
Exchange differences	41	(67)	(36)	(430)	278	(1,260)
Write-offs	(2,527)	(3,529)	(2,316)	(2,993)	(2,829)	(2,611)
Balance at period-end	32,534	34,339	35,802	36,061	38,051	40,055

(*).-	Including EUR 2,015 million by reclassification of substandard operations in Spain to subjective non-performing loans

Market risk

In the second quarter of 2013, the risk of trading activity, measured in VaR terms at 99%, averaged around EUR 20.0 million. It fluctuated between EUR 15.7 and EUR 24.4 million.

Of note was the VaR upward trend at the beginning of April to reach the highest level for the quarter (EUR 24.4 million), due to the risk increase in Brazil and Santander UK (higher exposure in exchange rates and equity, respectively).

TRADING PORTFOLIO*. VaR BY REGION

Second quarter	2013		2012
EUR Million	Average	Latest	Average
Total	20.0	16.7	15.4
Europe	16.9	14.5	11.7
USA and Asia	0.8	0.7	1.1
Latin America	12.7	10.0	11.2
Global activities	1.5	1.3	1.8

(*)	Trading activity

TRADING PORTFOLIO*. VaR BY MARKET FACTOR

Second quarter
EUR Million	Min	Avg	Max	Latest
VaR total	15.7	20.0	24.4	16.7
Diversification efect	(12.1)	(20.1)	(34.7)	(21.7)
Interest rate VaR	10.9	15.3	21.3	12.5
Equity VaR	4.2	7.5	11.7	5.2
FX VaR	2.5	7.0	13.2	8.5
Credit spreads VaR	6.2	10.1	16.4	11.8
Commodities VaR	0.1	0.3	0.4	0.3

(*)	Trading activity

20	JANUARY – JUNE

THE SANTANDER SHARE FINANCIAL REPORT 2013

The Santander share

Shareholder remuneration

In April shareholders were able to opt to receive in cash or shares the amount equivalent to the final dividend (EUR 0.150 per share), which brought the total remuneration for 2012 to EUR 0.604 per share.

As regards 2013, the Santander Dividendo Elección programme (scrip dividend) will be applied in August to the first interim dividend. It is also scheduled to be applied at the dates when the second and third interim dividends are normally paid (November 2013 and February 2014, respectively), for which purpose the AGM held last March agreed the corresponding capital increases. As for the final dividend to be paid in May 2014, the board intends to also apply the programme, subject to the approval of the next AGM.

The remuneration per share for each of the four dividends will be around EUR 0.15 per share, which will make the total for 2013 about EUR 0.60 per share.

As regards the implementation of the programme at the dates when the first interim dividend is paid, each shareholder has received a free allotment of new shares for each share they own. The shareholder can sell the rights to the bank at a set price (EUR 0.150 per right), to the stock market between July 15 and 29 at the market price, or receive new shares in the proportion of one new share for every 33 rights (in the last two cases without withholding tax*).

In order to meet the request for new shares, a capital increase for a maximum of EUR 163,781,826.50 (327,563,653 shares) will be made. Shareholders are due to receive on August 1 the amount in cash if they opted to sell the rights to the bank.

Performance of the Santander share

Most stock markets rose during the first half except for Italy’s and Spain’s, the main ones on the periphery of Europe, which continued to be hit by tensions in the debt markets. In this environment, the Santander share ended June at EUR 4.902, 6.5% lower than in March. Its evolution reflects the pressure on companies in periphery European countries.

Capitalisation

At the end of June, Santander was the largest bank in the Eurozone by market capitalisation (EUR 52,989 million) and the 17th in the world. The share’s weighting in the DJ Stoxx 50 was 1.9%, 7.4% in the DJ Stoxx Banks and 16.6% in the Ibex 35.

Trading

Santander is the most liquid stock in EuroStoxx, with 10,474 million of shares traded in the first six months for an effective value of EUR 59,126 million (liquidity ratio of 99%). A daily average of 83.8 million shares were traded (EUR 473.0 million).

Shareholder base

The total number of shareholders at the end of June was 3,292,650 of which 3,090,468 are European (87.84% of the capital stock) and 185,820 from the Americas (11.78%).

At the end of the first half, excluding the board which held 1.80% of the bank’s capital, individual shareholders owned 48.41% of the capital and institutional ones 49.79%.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

THE SANTANDER SHARE. June 2013

Shareholders and trading data
Shareholders (number)	3,292,650
Shares (number)	10,809,600,581
Average daily turnover (no. of shares)	83,789,924
Share liquidity (%)	99

(Number of shares traded during the year / number of shares)

Remuneration per share	euros	%(1)
Santander Dividendo Elección (Aug.12)	0.152	12.4
Santander Dividendo Elección (Nov.12)	0.150	19.0
Santander Dividendo Elección (Feb.13)	0.152	27.7
Santander Dividendo Elección (May.13)	0.150	(31.7)
Santander Dividendo Elección (Aug.13)	0.150	(1.3)

Price movements during the year
Beginning (31.12.12)	6.100
Highest	6.678
Lowest	4.791
Last (28.06.13)	4.902
Market capitalisation (millions) (28.06.13)	52,989

Stock market indicators
Price / Book value (X)	0.64
P/E ratio (X)	11.46
Yield (2) (%)	10.59

(1)	Variation o/ equivalent previous year
(2)	Last three remunerations paid + one announced / H1’13 average share price

CAPITAL STOCK OWNERSHIP

June 2013	Shares	%
The Board of Directors	195,075,539	1.80
Institutional investors	5,381,988,818	49.79
Individuals	5,232,536,224	48.41
Total	10,809,600,581	100.00

JANUARY – JUNE	21

FINANCIAL REPORT 2013 INFORMATION BY SEGMENTS

Description of the segments

Grupo Santander is maintaining in 2013 the general criteria used in 2012, with the following exceptions:

1)	In the Group’s financial statements:

•

The change in International Accounting Standards 19 (IAS 19) requires that for periods beginning on or after January 1, 2013 actuarial gains and losses are immediately recognised against shareholders’ equity, without the possibility for deferred recognition through the P&L, as it was done until now.

•

As a result of the disposal of Santander UK card business formerly owned by GE, its 2012 results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

2)	In businesses by restructuring:

•

Spain was incorporated as a principal or geographic segment, and includes the former branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the ALCO portfolio in Spain.

•

In order to align its funding with the rest of units, the liquidity cost changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

•

Discontinued real estate activity in Spain is segregated into a unit within Continental Europe (Spain’s run-off real estate). It includes: loans from customers whose activity is mainly real estate development, which have a specialised management model; equity stakes in real estate companies and foreclosed assets.

3)	Other adjustments

•	The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 60 new clients.

•	The wholesale businesses in Poland and Banesto, previously in retail banking, were incorporated to Global Wholesale Banking.

•	Corporate Activities was redefined due to funding allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs among units.

For comparison purposes, the figures for 2012 have been restated including the changes in the affected areas.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units in each segment as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Principal level (or geographic). Geographical areas segment the activity of the Group’s operating units. This coincides with the Group’s first level of management and reflects Santander positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•

Continental Europe. This covers all retail banking business, wholesale banking and asset management and insurance conducted in this region, as well as the unit of Spain’s run-off real estate. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes retail and wholesale banking and asset management and insurance conducted by the various units and branches of the Group in the country.

•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries (including Puerto Rico). It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. The financial statements of Brazil, Mexico and Chile are also provided.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity accounted method).

Secondary level (or business). This segments the activity of the operating units by type of business. The segments are: retail banking, wholesale banking, asset management and insurance and the unit of Spain’s run-off real estate.

•

Retail Banking. This covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US), as well as the main countries and Santander Consumer Finance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•

Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the various units of the Group listed below have been prepared in accordance with this criteria and therefore do not match those published by each institution individually.

22	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

NET OPERATING INCOME (EUR Million)

	Q2’13	Q1’13	Var. (%)	H1’13	H1’12	Var. (%)
Continental Europe	1,551	1,530	1.4	3,080	3,583	(14.0)
o/w: Spain	844	853	(1.0)	1,696	2,081	(18.5)
Portugal	112	107	4.4	219	332	(34.1)
Poland	196	160	22.3	357	252	41.5
Santander Consumer Finance	434	425	2.0	859	917	(6.4)
United Kingdom	566	486	16.4	1,051	1,196	(12.1)
Latin America	3,273	3,474	(5.8)	6,746	7,724	(12.7)
o/w: Brazil	2,202	2,426	(9.3)	4,628	5,667	(18.3)
Mexico	492	474	3.9	966	821	17.7
Chile	315	320	(1.5)	634	686	(7.6)
USA	250	311	(19.6)	561	765	(26.6)
Operating areas	5,639	5,800	(2.8)	11,440	13,269	(13.8)
Corporate Activities	(319)	(507)	(37.1)	(826)	(836)	(1.3)
Total Group	5,320	5,294	0.5	10,614	12,432	(14.6)

ATTRIBUTABLE PROFIT TO THE GROUP (EUR Million)

Continental Europe*	250	307	(18.5)	557	773	(27.9)
o/w: Spain	86	207	(58.4)	294	404	(27.3)
Portugal	25	21	16.5	46	70	(34.4)
Poland	91	70	29.3	161	156	3.1
Santander Consumer Finance	201	176	13.9	377	381	(1.2)
United Kingdom	263	224	17.3	487	537	(9.2)
Latin America	868	988	(12.1)	1,856	2,219	(16.3)
o/w: Brazil	420	499	(15.8)	919	1,140	(19.4)
Mexico	199	241	(17.5)	441	553	(20.3)
Chile	97	103	(6.2)	201	256	(21.6)
USA	190	233	(18.2)	423	453	(6.7)
Operating areas*	1,572	1,752	(10.3)	3,324	3,982	(16.5)
Corporate Activities*	(521)	(547)	(4.7)	(1,068)	(928)	15.1
Total Group*	1,050	1,205	(12.8)	2,255	3,053	(26.1)
Net capital gains and provisions	—	—	—	—	(1,304)	(100.0)
Total Group	1,050	1,205	(12.8)	2,255	1,749	28.9

(*).- Excluding net capital gains and provisions

CUSTOMER LOANS (EUR Million)

Continental Europe	278,466	287,195	(3.0)	278,466	301,663	(7.7)
o/w: Spain	171,122	176,462	(3.0)	171,122	186,509	(8.3)
Portugal	25,210	25,518	(1.2)	25,210	27,289	(7.6)
Poland	15,983	16,188	(1.3)	15,983	9,191	73.9
Santander Consumer Finance	55,995	56,241	(0.4)	55,995	56,834	(1.5)
United Kingdom	238,223	242,425	(1.7)	238,223	274,325	(13.2)
Latin America	140,083	148,965	(6.0)	140,083	141,115	(0.7)
o/w: Brazil	71,296	77,918	(8.5)	71,296	75,963	(6.1)
Mexico	22,440	23,279	(3.6)	22,440	20,454	9.7
Chile	30,085	31,615	(4.8)	30,085	29,074	3.5
USA	39,683	42,032	(5.6)	39,683	42,984	(7.7)
Operating areas	696,454	720,616	(3.4)	696,454	760,087	(8.4)
Total Group	700,149	723,814	(3.3)	700,149	764,768	(8.4)

CUSTOMER DEPOSITS (EUR Million)

Continental Europe	267,427	272,222	(1.8)	267,427	245,255	9.0
o/w: Spain	194,331	197,464	(1.6)	194,331	174,552	11.3
Portugal	23,577	23,703	(0.5)	23,577	23,772	(0.8)
Poland	16,591	17,794	(6.8)	16,591	10,463	58.6
Santander Consumer Finance	30,986	31,496	(1.6)	30,986	32,702	(5.2)
United Kingdom	195,995	194,378	0.8	195,995	211,192	(7.2)
Latin America	137,922	144,487	(4.5)	137,922	136,183	1.3
o/w: Brazil	69,199	75,162	(7.9)	69,199	69,095	0.2
Mexico	28,178	27,387	2.9	28,178	26,033	8.2
Chile	21,961	23,224	(5.4)	21,961	23,228	(5.5)
USA	37,611	39,575	(5.0)	37,611	38,344	(1.9)
Operating areas	638,956	650,661	(1.8)	638,956	630,975	1.3
Total Group	644,934	653,228	(1.3)	644,934	644,009	0.1

JANUARY – JUNE	23

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	2,066	2,005	3.1	4,071	4,496	(9.4)
Net fees	920	911	1.0	1,830	1,873	(2.3)
Gains (losses) on financial transactions	131	265	(50.6)	395	229	72.3
Other operating income (1)	71	18	305.8	89	205	(56.5)
Gross income	3,188	3,198	(0.3)	6,386	6,803	(6.1)
Operating expenses	(1,637)	(1,668)	(1.8)	(3,305)	(3,220)	2.7
General administrative expenses	(1,452)	(1,485)	(2.2)	(2,937)	(2,896)	1.4
Personnel	(878)	(906)	(3.1)	(1,784)	(1,751)	1.9
Other general administrative expenses	(574)	(578)	(0.7)	(1,152)	(1,145)	0.6
Depreciation and amortisation	(185)	(183)	1.1	(369)	(324)	13.9
Net operating income	1,551	1,530	1.4	3,080	3,583	(14.0)
Net loan-loss provisions	(993)	(901)	10.2	(1,894)	(2,181)	(13.2)
Other income	(194)	(192)	1.1	(387)	(354)	9.2
Ordinary profit before taxes	363	437	(16.9)	800	1,048	(23.7)
Tax on profit	(70)	(100)	(30.3)	(170)	(244)	(30.3)
Ordinary profit from continuing operations	293	336	(12.9)	629	803	(21.7)
Net profit from discontinued operations	(0)	—	—	(0)	(3)	(96.3)
Ordinary consolidated profit	293	336	(12.9)	629	800	(21.4)
Minority interests	42	29	45.7	71	27	161.3
Ordinary attributable profit to the Group	250	307	(18.5)	557	773	(27.9)
Net capital gains and provisions	—	—	—	—	(1,986)	(100.0)
Attributable profit to the Group	250	307	(18.5)	557	(1,213)	—
BALANCE SHEET
Customer loans (2)	278,466	287,195	(3.0)	278,466	301,663	(7.7)
Trading portfolio (w/o loans)	78,032	84,960	(8.2)	78,032	84,927	(8.1)
Available-for-sale financial assets	44,259	45,439	(2.6)	44,259	51,296	(13.7)
Due from credit institutions (2)	59,516	63,313	(6.0)	59,516	45,421	31.0
Intangible assets and property and equipment	6,251	5,815	7.5	6,251	5,476	14.2
Other assets	21,880	23,082	(5.2)	21,880	23,499	(6.9)
Total assets/liabilities & shareholders’ equity	488,403	509,803	(4.2)	488,403	512,281	(4.7)
Customer deposits (2)	267,427	272,222	(1.8)	267,427	245,255	9.0
Marketable debt securities (2)	16,916	19,990	(15.4)	16,916	19,112	(11.5)
Subordinated debt (2)	349	351	(0.5)	349	180	93.7
Insurance liabilities	1,091	1,263	(13.6)	1,091	425	156.8
Due to credit institutions (2)	68,156	75,019	(9.1)	68,156	66,743	2.1
Other liabilities	104,976	110,675	(5.1)	104,976	149,289	(29.7)
Shareholders’ equity (3)	29,489	30,284	(2.6)	29,489	31,278	(5.7)
Other customer funds under management	44,652	43,958	1.6	44,652	42,375	5.4
Mutual and pension funds	38,285	37,632	1.7	38,285	36,996	3.5
Managed portfolios	6,367	6,327	0.6	6,367	5,378	18.4
Customer funds under management	329,344	336,522	(2.1)	329,344	306,922	7.3
RATIOS (%) AND OPERATING MEANS
ROE	3.39	3.99	(0.59 p. )	3.70	4.93	(1.23 p. )
Efficiency ratio (with amortisations)	51.4	52.2	(0.8 p. )	51.8	47.3	4.4 p.
NPL ratio*	7.83	6.62	1.21 p.	7.83	5.67	2.16 p.
NPL coverage*	63.3	71.0	(7.7 p. )	63.3	58.9	4.4 p.
Number of employees	60,746	61,853	(1.8)	60,746	57,651	5.4
Number of branches	6,774	6,783	(0.1)	6,774	6,540	3.6

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year
(*).-	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 7.22% and NPL coverage 68%.

24	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Continental Europe

▶	Attributable profit of EUR 250 million in the second quarter, 18.5% less than in the first.

•	Decline due to lower trading gains (-50.6%) and higher provisions (+10.2%).

•	Of note was the recovery in net interest income (+3.1%), the 1.0% rise in fee income and lower costs (-1.8%).

▶	Attributable profit in the first half of EUR 557 million compared to a loss of EUR 1,213 million in the same period of 2012 because of real estate provisioning.

•	Comparisons affected by the impact of low interest rates and macroeconomic slowdown on net interest income.

•	Flat expenses at constant perimeter and lower ordinary and real estate provisions.

▶	Growth strategy: liquidity maintained, with greater focus on costs in the last few months in a context of low demand for loans.

Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance, as well as Spain’s run-off real estate.

Strategy

The main actions in the second quarter focused on developing the mergers of retail networks in Spain and banks in Poland. In a still weak environment with low interest rates, the general strategic lines of the last two years were maintained:

•	Defending spreads on loans and on deposits; those on new ones are improving.

•	Control of expenses.

•	Active risk management.

•	Once a very comfortable liquidity position was achieved, the emphasis in the quarter was in management of spreads.

Activity

Customer lending was 2% lower in the quarter. Declines in Spain, including the real estate unit, and Portugal.

The 4% fall year-on-year reflects the deleveraging in the real estate sector and the low demand for loans in Spain and Portugal. Growth in Poland from the consolidation of Kredyt Bank (+5% without it) and stable balances in Santander Consumer Finance.

Customer funds were stable in the quarter. Deposits reflected the policy of improved spreads, while mutual funds grew 3%, due to Spain.

Deposits without repos rose 14% in the first half year-on-year: Spain (+19%), Poland (+62% in local currency) and stability in Portugal.

Results

Net interest income rose 3.1% in the second quarter. The policy of improving spreads on new loans and reducing the cost of funds is beginning to be reflected in this change of trend. Fee income was also the highest of the last four quarters. These rises were offset by the fall in trading gains from wholesale business, which are seasonally higher in the first quarter.

Operating expenses were 1.8% lower, with improvements in all the large units. Loan-loss provisions increased 10.2%, mainly in Spain, due to those for companies.

Year-on-year comparisons with the first half of 2012 were affected by the perimeter effect. Positive impact from the consolidation of Kredyt Bank in Poland and a negative one from the reinsurance operation in Spain and Portugal. This represented a net positive impact of 1 p.p. on revenues and a negative one of 6 p.p. on attributable profit.

Gross income was 6.1% lower than in the first half of 2012, due to the 9.4% drop in net interest income and 2.3% in fee income, which still reflect the weakness of economies and low interest rates. Gains on financial transactions improved their contribution (wholesale business).

Operating expenses increased 2.7%, basically due to the impact of the perimeter in Poland, as on a like-for-like basis they were flat (-0.2%).

Loan-loss provisions were 13.2% lower year-on-year. Higher minority interests in Poland.

Attributable profit was EUR 557 million, 27.9% below that in the first half of 2012 before provisions for real estate loans. Including them, the area recorded a loss of EUR 1,213 million in the first half of 2012.

JANUARY – JUNE	25

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

SPAIN (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	1,122	1,078	4.1	2,199	2,644	(16.8)
Net fees	500	501	(0.2)	1,001	1,044	(4.1)
Gains (losses) on financial transactions	96	206	(53.5)	302	128	135.2
Other operating income (1)	77	30	158.0	106	188	(43.4)
Gross income	1,794	1,815	(1.1)	3,609	4,004	(9.9)
Operating expenses	(951)	(962)	(1.2)	(1,913)	(1,923)	(0.5)
General administrative expenses	(856)	(869)	(1.4)	(1,725)	(1,740)	(0.8)
Personnel	(538)	(554)	(2.9)	(1,092)	(1,114)	(2.0)
Other general administrative expenses	(319)	(315)	1.2	(634)	(625)	1.3
Depreciation and amortisation	(94)	(93)	1.2	(187)	(183)	2.3
Net operating income	844	853	(1.0)	1,696	2,081	(18.5)
Net loan-loss provisions	(690)	(516)	33.7	(1,205)	(1,394)	(13.5)
Other income	(29)	(36)	(18.0)	(65)	(101)	(35.6)
Profit before taxes	125	301	(58.6)	426	586	(27.4)
Tax on profit	(38)	(93)	(59.2)	(131)	(181)	(27.6)
Profit from continuing operations	87	208	(58.3)	295	406	(27.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	87	208	(58.3)	295	406	(27.3)
Minority interests	1	1	(43.8)	1	2	(29.9)
Attributable profit to the Group	86	207	(58.4)	294	404	(27.3)
BALANCE SHEET
Customer loans (2)	171,122	176,462	(3.0)	171,122	186,509	(8.3)
Trading portfolio (w/o loans)	70,625	73,971	(4.5)	70,625	75,542	(6.5)
Available-for-sale financial assets	32,980	33,300	(1.0)	32,980	40,983	(19.5)
Due from credit institutions (2)	37,197	37,817	(1.6)	37,197	25,702	44.7
Intangible assets and property and equipment	4,147	4,185	(0.9)	4,147	4,019	3.2
Other assets	6,497	5,330	21.9	6,497	7,827	(17.0)
Total assets/liabilities & shareholders’ equity	322,567	331,065	(2.6)	322,567	340,581	(5.3)
Customer deposits (2)	194,331	197,464	(1.6)	194,331	174,552	11.3
Marketable debt securities (2)	7,471	10,153	(26.4)	7,471	9,805	(23.8)
Subordinated debt (2)	7	7	6.0	7	8	(7.6)
Insurance liabilities	475	708	(32.8)	475	144	229.2
Due to credit institutions (2)	23,127	21,435	7.9	23,127	18,794	23.1
Other liabilities	85,316	89,129	(4.3)	85,316	123,535	(30.9)
Shareholders’ equity (3)	11,840	12,170	(2.7)	11,840	13,744	(13.9)
Other customer funds under management	37,887	37,065	2.2	37,887	35,954	5.4
Mutual and pension funds	33,542	32,820	2.2	33,542	32,567	3.0
Managed portfolios	4,345	4,245	2.4	4,345	3,387	28.3
Customer funds under management	239,696	244,689	(2.0)	239,696	220,318	8.8
RATIOS (%) AND OPERATING MEANS
ROE	2.97	6.50	(3.53 p. )	4.81	5.78	(0.97 p. )
Efficiency ratio (with amortisations)	53.0	53.0	(0.0 p. )	53.0	48.0	5.0 p.
NPL ratio*	5.75	4.12	1.63 p.	5.75	3.26	2.49 p.
NPL coverage*	43.1	50.3	(7.2 p. )	43.1	43.6	(0.5 p. )
Number of employees	29,015	29,609	(2.0)	29,015	29,864	(2.8)
Number of branches	4,612	4,611	0.0	4,612	4,683	(1.5)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year
(*).-	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 4.76% and NPL coverage 49%.

26	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Spain

▶	Attributable profit of EUR 86 million in the second quarter. With regard to the first quarter:

•	Higher net interest income (+4.1%), reflecting the management of spreads.

•	Strict control of costs (-1.2%).

•	Loan-loss provisions increased 33.7%, mainly due to companies segment.

▶	First half attributable profit of EUR 294 million, 27.3% lower due to still high provisions and lower revenues, still affected by the repricing of mortgages and the higher cost of funds.

▶	Activity:

•	Continued deleveraging (3% year-on-year fall in lending).

•	Retail banking deposits were 21% higher than in June 2012.

Economic and financial environment

Spain’s units are conducting their business in a continued recession (-0.5% GDP growth quarter-on-quarter in the first quarter and -2% year-on-year), although at an improved pace than in the last quarter of 2012 (-0.8%). The strength of the external sector (contribution of 2.9 p.p. to annual GDP growth), however, only partly offset the larger negative contribution of domestic demand (-4.9 p.p.), affected by high unemployment and fiscal adjustments.

Activity and employment indicators in the second quarter confirmed the trend toward GDP stabilisation (change close to zero). Inflation at 2.1% in June.

Deleveraging of companies and households continued in a scenario of interest rates at an historic low (0.50%) in the second quarter. Banks had to manage an environment of reduced business, greater pressure on spreads and a still high NPL ratio (11.21% in May of 2013).

The latest figures (May) confirmed the trends of low demand for loans and a recovery in deposits. The decline in lending to households and companies accelerated (-12% y-o-y), partly due to the transfer of loans to the SAREB and the reduction in real estate balances. The deposits of companies and households, including retail commercial paper, rose 2% year-on-year, and already surpass the levels at the end of 2010.

Wholesale funding markets were stable for most of the second quarter, as could be seen from the placements of sovereign debt, although there were no large issues due to the generation of organic liquidity as a result of the deleveraging and the issues made in the first quarter. There was also less competition for deposits, which is helping to lower the cost of banks’ funds.

Strategy and activity

Grupo Santander has a solid presence (4,612 branches, 5,748 ATMs and more than 13 million customers), which is reinforced with global businesses in key products and segments (wholesale banking, asset management, insurance and cards). Our market share in lending was 12.1% and 14.3% in deposits, after their sharp increase in the last 18 months (+270 b.p.).

In order to consolidate the Group’s leadership in Spain and take advantage of the merger trends in the sector in the coming years, Santander is merging its two main retail networks (Santander and Banesto) and its specialised private bank (Banif). The ultimate objective is to increase profitability and efficiency.

The integration is proceeding according to schedule, and ahead of it in some areas. After the legal integration, the focus was on optimising structures. The streamlining in the head count is advancing quickly in order to obtain cost synergies early on. The branch network began to be restructured in July, according to plan.

Managed funds (deposits, retail commercial paper, mutual and pension funds) amounted to EUR 235,343 million in June, 8% more than June 2012 and 2% below March 2013.

Both variations were affected by the drop in repos (-EUR 6,700 million in the second quarter and -EUR 12,781 million in 12 months), due to the reduced activity in clearing houses.

Retail deposits, on the other hand, including commercial paper, increased EUR 884 million in the quarter and EUR 30,228 million (+19%) in the last 12 months.

The efforts to manage funds more profitably were reflected in an improvement of 50 b.p. in growth in new time deposits in the second quarter, which is beginning to lead to a reduction in the cost of the stock in deposits.

Mutual and pension funds increased 3% to EUR 33,542 million year-on-year, most of which occurred in the last few months (+2% over March 2013) due to the greater demand for these products because of the drop in the remuneration of deposits.

JANUARY – JUNE	27

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Gross customer loans excluding repos, which followed the same trend as that for repos in funds, were 1% lower quarter-on-quarter and 4% year-on-year.

By segments, moderate fall in home mortgages (-3% y-o-y), and in lending to companies without real estate purpose (-3%).

The evolution of deposits and loans produced a very comfortable liquidity position. In the last 12 months, the liquidity generated amounted to EUR 33,000 million and the net loan-to-deposit ratio improved from 101% in June 2012 and 90% in December to 85%.

The NPL ratio, on a like-for-like basis with previous quarters, rose by 64 b.p. to 4.76% in June, largely due to companies and the impact of deleveraging on the denominator. Coverage was 49%.

Moreover, and due to the reclassification of sub-standard loans, the NPL ratio was 5.75%. This reclassification had no additional impact on provisions.

Most of activity is generated by the commercial units. Their deposits grew strongly (+18% y-o-y and +7% since the end of 2012).

Lending to clients and the more dynamic sectors is being strongly supported. Following the successful “Programa 4.000” (7,952 SMEs and 4,851 exporters received more than EUR 5,200 million in loans in 2012), Santander launched in 2013 the “Plan 10.000” with the goal of boosting lending. Both, SMEs and large companies will benefit from this plan. Contacts began to be made with more than 282,000 companies to present the plan, more than 100,000 of which are not Santander’s customers. Moreover, the bank is actively granting financing via the ICO and the EIB.

The activity of Santander Global Banking and Markets is determined by active management of risk, capital and liquidity. This resulted in adjusting exposures and limits by sectors and clients, particularly since the second half of 2012. Loans fell 3% year-on-year because of the greater emphasis on disintermediation, which, in turn, is reflected in higher fee income and trading gains.

Results

Commercial revenues in the second quarter amounted to EUR 1,622 million, 2.7% more than in the first. This growth represented a change of trend from previous quarters.

Net interest income was 4.1% higher quarter-on-quarter at EUR 1,122 million and reflects a smaller impact from the repricing of mortgages and the lower cost of funding. Fee income remained stable in the last four quarters and amounted to EUR 500 million.

Trading gains declined because of the higher receipt of dividends, as happens in GB&M in the second quarter every year due to seasonal factors.

Gross income dropped 1.1% over the first quarter to EUR 1,794 million.

Operating expenses were 1.2% lower at EUR 951 million, as they began to reflect the first synergies of the merger.

Net operating income was EUR 844 million.

A strong effort in provisions continued to be made in the quarter, (EUR 690 million for loan loss provisions), higher than in the first quarter, largely due to companies.

The second quarter profit was EUR 86 million.

The first half profit was 27.3% lower year-on-year at EUR 294 million, due to reduced gross income. There are signs of a reduction in the cost of funds in new the ones, but this has not fully fed through to the stock, whose cost was still higher than in the first half of 2012.

Another factor was the repricing of mortgages, which is coming to an end.

Although provisions were still high, they were 13.5% lower than in the first half of 2012.

28	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

PORTUGAL (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	134	117	14.6	251	300	(16.2)
Net fees	87	85	2.9	172	181	(5.4)
Gains (losses) on financial transactions	7	23	(71.6)	30	77	(61.3)
Other operating income (1)	6	6	(10.8)	12	27	(54.8)
Gross income	233	231	1.0	465	585	(20.5)
Operating expenses	(122)	(124)	(1.9)	(246)	(253)	(2.6)
General administrative expenses	(102)	(104)	(2.2)	(206)	(212)	(2.7)
Personnel	(74)	(75)	(2.1)	(149)	(153)	(2.6)
Other general administrative expenses	(28)	(29)	(2.6)	(57)	(59)	(3.1)
Depreciation and amortisation	(20)	(20)	(0.3)	(40)	(41)	(2.2)
Net operating income	112	107	4.4	219	332	(34.1)
Net loan-loss provisions	(62)	(64)	(2.2)	(126)	(223)	(43.4)
Other income	(17)	(13)	36.9	(30)	(21)	44.4
Profit before taxes	32	31	4.7	63	89	(29.3)
Tax on profit	(7)	(10)	(22.1)	(17)	(19)	(11.5)
Profit from continuing operations	25	21	16.7	46	70	(34.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	25	21	16.7	46	70	(34.2)
Minority interests	—	—	—	—	—	—
Attributable profit to the Group	25	21	16.5	46	70	(34.4)
BALANCE SHEET
Customer loans (2)	25,210	25,518	(1.2)	25,210	27,289	(7.6)
Trading portfolio (w/o loans)	1,794	1,905	(5.8)	1,794	1,789	0.3
Available-for-sale financial assets	4,934	4,675	5.5	4,934	5,511	(10.5)
Due from credit institutions (2)	3,566	3,447	3.5	3,566	2,368	50.6
Intangible assets and property and equipment	906	392	130.9	906	418	116.5
Other assets	5,829	6,198	(6.0)	5,829	6,018	(3.1)
Total assets/liabilities & shareholders’ equity	42,239	42,136	0.2	42,239	43,394	(2.7)
Customer deposits (2)	23,577	23,703	(0.5)	23,577	23,772	(0.8)
Marketable debt securities (2)	2,396	3,411	(29.8)	2,396	3,892	(38.4)
Subordinated debt (2)	0	0	(36.9)	0	0	49.3
Insurance liabilities	87	88	(1.2)	87	67	30.0
Due to credit institutions (2)	13,336	12,203	9.3	13,336	13,325	0.1
Other liabilities	296	180	64.5	296	(196)	—
Shareholders’ equity (3)	2,547	2,550	(0.1)	2,547	2,534	0.5
Other customer funds under management	2,158	2,316	(6.8)	2,158	2,266	(4.8)
Mutual and pension funds	2,049	2,217	(7.6)	2,049	2,197	(6.8)
Managed portfolios	109	99	9.8	109	69	59.0
Customer funds under management	28,131	29,430	(4.4)	28,131	29,930	(6.0)
RATIOS (%) AND OPERATING MEANS
ROE	3.87	3.34	0.53 p.	3.60	5.45	(1.84 p. )
Efficiency ratio (with amortisations)	52.2	53.7	(1.5 p. )	52.9	43.2	9.7 p.
NPL ratio	7.41	6.88	0.53 p.	7.41	5.42	1.99 p.
NPL coverage	52.4	52.9	(0.5 p. )	52.4	53.4	(1.0 p. )
Number of employees	5,636	5,662	(0.5)	5,636	5,733	(1.7)
Number of branches	651	658	(1.1)	651	685	(5.0)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY – JUNE	29

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Portugal

▶	Attributable profit of EUR 25 million in the second quarter, 16.5% more than in the first:

•	Growth came from higher net interest income. Stable costs and provisions in the last few quarters.

▶	The first half profit was EUR 46 million, 34.4% less than in the same period of 2012 due to:

•	Fall of 20.5% in gross income, due to the recording in the first half of 2012 of the repurchase of securities, reduced lending and a higher average cost of funding.

•	Expenses fell 2.6% and provisions 43.4%, partly due to the effort made in the first quarter of 2012.

▶	Stable deposits and reduced loans, improving the net loan-to-deposit ratio to 107%.

▶	Named Best Bank in Portugal by Euromoney.

Santander Totta is the third largest private sector bank by assets. It focuses on commercial banking and has 651 branches, 2.0 million customers and a market share of 10%.

Economic environment

The economy shrank 4% year-on-year at a more moderate rate quarter-on-quarter (-0.4% over the previous quarter). The OECD’s leading indicators suggest the worst may be over, but activity is still weak and dependent on a recovery in external demand.

The government remains focused on meeting the budgetary challenges. According to the information available until March, the deficit will be below the ceiling agreed with the troika of creditors.

In June, the IMF completed its seventh assessment of the adjustment programme and gave Portugal an extra seven years to pay back its emergency bailout loan. This enabled Portugal to return to the long-term debt markets, for the first time since 2010, and issue a 10-year bond.

Strategy

Santander Totta’s strategy is very focused on increasing linkage and improving the transaction levels of customers, defending net interest income, particularly by reducing the cost of deposits, and raising the market share of loans to companies.

Management of non-performing loans also remained a priority and preventative measures taken.

Activity

At the end of June 2013 net loans were down 1% over the first quarter, while deposits totalled EUR 23,577 million, also 1% lower, with greater focus on cost.

In year-on-year terms, lending declined 7% (excluding repos) in line with the market trends, and deposits were stable. According to the latest figures, the respective market shares rose by 0.2 p.p. and 0.8 p.p.

In a difficult macroeconomic environment, Santander Totta continued to generate positive results, maintain solid capital ratios, a controlled NPL ratio (7.41%) within expected levels and a low balance of real estate loans with good coverage. The bank compared well in all these aspects with the average of its domestic peers.

Results

Gross income grew 1.0% in the second quarter. Net interest income rose 14.6%, due to the drop in the average cost of funding, in both the European Central Bank as well as in deposits. Fee income increased for the second quarter running. Lower trading gains from wholesale business.

This, combined with flat costs and stable provisions (a similar level in the last three quarters), resulted in an 16.5% rise in the second quarter’s profit over the first quarter.

Comparing the first half to the same period of 2012:

•

Gross income was 20.5% lower mainly because of the capital gain in 2012 from the repurchase of securities, which boosted trading gains to EUR 77 million (EUR 30 million in 2013). Other factors were reduced revenues from insurance business (the result of the agreement signed in July 2012 to reinsure the portfolio of individual life risk) and lower net interest income, due to reduced lending, repricing mortgages (now completed) and the higher average cost of funding.

•	Costs continued on a downward path and decreased 2.6%.

•	Loan loss provisions declined 43.4% because needs were lower in the last few quarters, particularly in corporate loans.

30	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

POLAND (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	191	181	5.8	372	263	41.4
Net fees	106	104	2.2	209	158	32.4
Gains (losses) on financial transactions	29	35	(16.2)	64	25	152.7
Other operating income (1)	14	(1)	—	13	14	(8.2)
Gross income	340	318	6.9	658	461	42.9
Operating expenses	(144)	(158)	(8.8)	(302)	(209)	44.6
General administrative expenses	(130)	(144)	(9.5)	(274)	(192)	42.7
Personnel	(78)	(85)	(8.0)	(162)	(114)	42.2
Other general administrative expenses	(52)	(59)	(11.7)	(111)	(78)	43.6
Depreciation and amortisation	(14)	(14)	(1.4)	(28)	(17)	65.6
Net operating income	196	160	22.3	357	252	41.5
Net loan-loss provisions	(51)	(42)	22.9	(93)	(52)	78.0
Other income	6	(5)	—	1	2	(65.7)
Profit before taxes	151	113	32.7	264	202	31.0
Tax on profit	(27)	(23)	21.1	(50)	(40)	23.4
Profit from continuing operations	123	91	35.6	214	161	32.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	123	91	35.6	214	161	32.9
Minority interests	32	21	56.9	53	5	993.5
Attributable profit to the Group	91	70	29.3	161	156	3.1
BALANCE SHEET
Customer loans (2)	15,983	16,188	(1.3)	15,983	9,191	73.9
Trading portfolio (w/o loans)	658	665	(1.1)	658	871	(24.5)
Available-for-sale financial assets	4,596	5,150	(10.8)	4,596	2,634	74.5
Due from credit institutions (2)	421	352	19.8	421	549	(23.3)
Intangible assets and property and equipment	223	242	(8.0)	223	175	27.3
Other assets	1,252	1,938	(35.4)	1,252	698	79.4
Total assets/liabilities & shareholders’ equity	23,133	24,535	(5.7)	23,133	14,119	63.8
Customer deposits (2)	16,591	17,794	(6.8)	16,591	10,463	58.6
Marketable debt securities (2)	—	—	—	—	—	—
Subordinated debt (2)	331	335	(1.2)	331	100	230.3
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	1,712	1,578	8.5	1,712	1,109	54.3
Other liabilities	2,708	2,839	(4.6)	2,708	773	250.4
Shareholders’ equity (3)	1,791	1,989	(10.0)	1,791	1,673	7.0
Other customer funds under management	2,631	2,554	3.0	2,631	2,232	17.9
Mutual and pension funds	2,529	2,428	4.1	2,529	2,059	22.8
Managed portfolios	102	126	(18.5)	102	173	(40.7)
Customer funds under management	19,554	20,684	(5.5)	19,554	12,796	52.8
RATIOS (%) AND OPERATING MEANS
ROE	19.48	14.11	5.37 p.	16.78	18.26	(1.48 p. )
Efficiency ratio (with amortisations)	42.3	49.6	(7.3 p. )	45.8	45.3	0.5 p.
NPL ratio	8.08	7.39	0.69 p.	8.08	4.93	3.15 p.
NPL coverage	59.3	67.6	(8.3 p. )	59.3	62.1	(2.8 p. )
Number of employees	12,504	12,852	(2.7)	12,504	9,051	38.2
Number of branches	876	877	(0.1)	876	524	67.2

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY – JUNE	31

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Poland (all changes in local currency)

▶	Attributable profit in the second quarter of EUR 91 million, 30.5% more than the first quarter of 2013 due to higher revenues and lower costs.

▶	Attributable profit in the first half of EUR 161 million and EUR 214 million before minority interests (+30.8%) because of the consolidation of Kredyt Bank.

▶	Solid funding structure: net loan-to-deposit ratio of 96%.

▶	Integration ahead of schedule. Focus on boosting productivity in Kredyt Bank’s branches.

In two years, Santander has become the third largest bank in Poland in terms of loans and deposits (market shares of 7.5% and 8.3%, respectively), and has 876 branches.

Economic environment

The economy shows signs of slowing down (GDP growth of 0.5% year-on-year in the first quarter), due to reduced exports to Europe and weak domestic demand.

The annual rate of inflation fell sharply at the beginning of 2013 to 0.2% in June from 4% in June 2012. In this environment, the central bank cut its key rate to an historic low of 2.50% in July (-225 b.p. since November 2012). The zloty ended June at PLN 4.34/Euro, a depreciation of 4% during the quarter.

Strategy

The merger of BZ WBK and Kredyt Bank is one of the main focuses of management. The process is proceeding faster than envisaged. During the third quarter, all branches will have the brand and IT systems of BZ WBK.

The productivity of the former branches of Kredyt Bank is improving. New products are also being developed and a segmentation of customers common for both banks already integrated.

In this regards, the bank launched in the second quarter a campaign with the “Worth Recommending” account, the first financial product that will be sold to all customers in the branches of the two banks in order to achieve a high degree of loyalty in the future.

BZ WBK continued to innovate in products and solutions. Examples include the “Contactless card”, unique in the Polish market for several years; “BZ WBK TFI”, which was the leader in terms of acquiring retail funds and “BZ WBK Faktor” (factoring solutions), which doubled its market share in a year to 10%.

Gazeta Finansowa awarded BZ WBK is 2013 Financial Brand prize for its consistent growth, innovation and good customer relations.

Activity

BZ WBK had EUR 15,983 million of net loans and EUR 16,568 million of customer deposits at the end of June. It has a very solid funding structure underscored by its net loan-to-deposit ratio of 96%.

In local currency and after the incorporation of Kredyt Bank, year-on-year growth in both, lending and deposits was 60%. Compared to March 2013 (like-for-like basis), lending rose 2% and deposits fell 3%. The decline was due to the reduction in expensive deposits at Kredyt Bank and the shift into mutual funds (+8% in the second quarter).

Results

In the second quarter of 2013, attributable profit was EUR 91 million (+30.5% over the first quarter) spurred by 7.9% growth in gross income and a decline of 7.8% in costs.

Net interest income rose 6.8% and returned to its normal path after the impact of the first consolidation in the first quarter. Fee income continued to increase (+3.2% over the first quarter) and the receipt of dividends that usually occurs in the second quarter of each year was recorded.

Operating expenses dropped in the quarter, and provisions increased because of a large corporate client.

The first half of 2013 cannot be compared with the same period of 2012 because of the perimeter impact of the integration of Kredyt Bank. Attributable profit was EUR 161 million and EUR 214 million before minority interests, with growth rates of more than 30% throughout the income statement.

On a like-for-like basis, in local criteria and with the pro-forma of the two banks, net operating income was 11% higher due to a 1% rise in gross income and a 7% drop in costs.

32	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

SANTANDER CONSUMER FINANCE (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	582	587	(0.9)	1,169	1,191	(1.9)
Net fees	197	192	2.5	390	402	(3.1)
Gains (losses) on financial transactions	(1)	0	—	(0)	(3)	(83.3)
Other operating income (1)	(4)	(3)	4.4	(7)	1	—
Gross income	775	776	(0.2)	1,551	1,592	(2.6)
Operating expenses	(341)	(351)	(2.9)	(692)	(675)	2.6
General administrative expenses	(288)	(300)	(4.0)	(589)	(602)	(2.3)
Personnel	(159)	(161)	(1.1)	(321)	(305)	4.9
Other general administrative expenses	(129)	(139)	(7.2)	(268)	(297)	(9.8)
Depreciation and amortisation	(53)	(51)	3.2	(104)	(72)	43.7
Net operating income	434	425	2.0	859	917	(6.4)
Net loan-loss provisions	(131)	(171)	(23.6)	(302)	(375)	(19.4)
Other income	(29)	(21)	36.1	(50)	(24)	105.4
Profit before taxes	274	233	17.7	507	518	(2.1)
Tax on profit	(64)	(49)	29.8	(113)	(113)	0.1
Profit from continuing operations	210	184	14.5	394	405	(2.8)
Net profit from discontinued operations	(0)	—	—	(0)	(3)	(96.3)
Consolidated profit	210	184	14.4	394	402	(2.0)
Minority interests	9	7	25.7	17	20	(17.4)
Attributable profit to the Group	201	176	13.9	377	381	(1.2)
BALANCE SHEET
Customer loans (2)	55,995	56,241	(0.4)	55,995	56,834	(1.5)
Trading portfolio (w/o loans)	925	1,224	(24.4)	925	1,431	(35.3)
Available-for-sale financial assets	606	553	9.6	606	775	(21.7)
Due from credit institutions (2)	10,471	10,336	1.3	10,471	9,321	12.3
Intangible assets and property and equipment	966	984	(1.9)	966	852	13.4
Other assets	2,596	2,704	(4.0)	2,596	2,522	2.9
Total assets/liabilities & shareholders’ equity	71,559	72,041	(0.7)	71,559	71,734	(0.2)
Customer deposits (2)	30,986	31,496	(1.6)	30,986	32,702	(5.2)
Marketable debt securities (2)	7,045	6,420	9.7	7,045	5,361	31.4
Subordinated debt (2)	11	9	20.6	11	72	(85.1)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	18,668	18,839	(0.9)	18,668	18,647	0.1
Other liabilities	3,695	3,898	(5.2)	3,695	4,070	(9.2)
Shareholders’ equity (3)	11,154	11,379	(2.0)	11,154	10,882	2.5
Other customer funds under management	6	6	2.4	6	6	3.5
Mutual and pension funds	6	6	2.4	6	6	3.5
Managed portfolios	—	—	—	—	—	—
Customer funds under management	38,049	37,931	0.3	38,049	38,140	(0.2)
RATIOS (%) AND OPERATING MEANS
ROE	7.11	6.24	0.87 p.	6.68	7.07	(0.38 p. )
Efficiency ratio (with amortisations)	44.0	45.2	(1.2 p. )	44.6	42.4	2.2 p.
NPL ratio	4.04	3.98	0.06 p.	4.04	3.88	0.16 p.
NPL coverage	106.9	108.7	(1.8 p. )	106.9	110.7	(3.8 p. )
Number of employees	12,230	12,354	(1.0)	12,230	11,659	4.9
Number of branches	624	626	(0.3)	624	637	(2.0)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY – JUNE	33

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Santander Consumer Finance

▶	Attributable profit in the second quarter of EUR 201 million, 13.9% more than the first quarter, due to:

•	Stable gross income (-0.2%) backed by fee income.

•	Strict management of costs (-2.9%).

•	Lower loan-loss provisions needs (-23.6%), in line with the high credit quality.

▶	Attributable profit of EUR 377 million in the first half of 2013, in line (-1.2%) with the first half of 2012 a notable achievement given the weakness of consumption and the fall in car sales.

▶	Good dynamics in results in a falling market, in which the unit continues to gain market share.

Economic environment

The units of Santander Consumer Finance (SCF) in Continental Europe continued to face a very complex environment characterised by: the economic slowdown and recession in some countries; lower levels of consumption (two straight years of falls in the euro zone) and reduced new car sales (-9% year-on-year in the footprint).

Strategy

SCF has established a business model that is well adapted to this environment and enables it to gain profitable market share. Its foundations are a wide diversification by countries with critical mass in key products, better efficiency and profitability than its peers and a common system of risk control and recoveries. The focus in 2013 is on:

•	Management of costs adapted to the moment of the cycle, particularly in deleveraging markets.

•	A locally self-funding model, with recourse to wholesale markets and retail deposits.

•	The impetus of new loans and cross-selling in accordance with the moment of each market (periphery; central and northern Europe), backed by brand agreements and penetration in the used car market.

Activity

SCF’s gross lending remained stable at around EUR 59,000 million. Growth in units in central and northern Europe, particularly Nordic countries, and decline in periphery because of deleveraging in these economies.

New loans in the first half amounted to EUR 10,867 million (-3% year-on-year). The second quarter was better than the first (+10%). In year-on-year terms, 1% growth in loans for used vehicles and

4% for durable goods. Loans for new cars dropped 1% compared to a 9% fall in the sector’s sales. Direct lending declined 9%.

By units, new loans were concentrated in Poland (perimeter effect) and Nordic countries (+25% in local currency). Slight drop in Germany (-4%), but better than the sector (-8% in new car sales). Larger falls in Spain, Italy and Portugal.

Customer deposits amounted to EUR 31,000 million, differentiating SCF from its competitors and conferring funding stability. Securitisations continued to be made in the second quarter, bringing the volume of medium- and long-term wholesale funding captured so far this year to EUR 2,400 million.

At the end of June, customer deposits and medium- and long-term issuances and securitisations financed 68% of the area’s net lending.

Results

Attributable profit of EUR 201 million in the second quarter was 13.9% higher than in the first quarter, backed by the big units, and the evolution throughout the income statement was good. The rise in new lending and management of spreads on loans and deposits stabilised net interest income (-0.9%) and fee income recovered (+2.5%).

The 2.9% fall in costs, basically in German units, and stable gross income improved the efficiency ratio to 44.0% in the quarter (44.6% in the first half). Loan loss provisions were down 23.6% in the second quarter over the first and reached their lowest level in three years. This reflected the high credit quality for the standards of the business: NPL ratio of 4.04% and coverage of 107%.

Attributable profit amounted to EUR 377 million in the first half (-1.2% year-on-year). Profit was recurring, despite the unfavourable business climate, because gross income was more stable due to the slowdown in cost of deposits, expenses fell and loan-loss provisions were down 19.4%.

Of note was year-on-year profit growth in the Nordic countries, thanks to higher revenues, and in Spain, because of lower provisions. Profits picked up strongly in the second quarter in Germany and Poland. In the first case this was due to higher revenues and lower costs and in the second to the lower provisions and the sale of the portfolio of bad loans. Portugal and Italy remained weaker, in line with their economic situation.

The UK (included in Santander UK for accounting purposes) posted an attributable profit for the first half of EUR 56 million, with high double-digit growth over 2012.

34	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

UNITED KINGDOM (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	809	803	0.7	1,612	1,722	(6.4)
Net fees	256	249	2.8	506	572	(11.6)
Gains (losses) on financial transactions	161	86	87.9	247	237	4.2
Other operating income (1)	7	6	18.4	12	15	(19.4)
Gross income	1,233	1,144	7.8	2,377	2,546	(6.6)
Operating expenses	(667)	(658)	1.4	(1,325)	(1,350)	(1.8)
General administrative expenses	(571)	(560)	2.0	(1,131)	(1,168)	(3.1)
Personnel	(352)	(354)	(0.5)	(707)	(739)	(4.4)
Other general administrative expenses	(219)	(206)	6.5	(425)	(429)	(0.9)
Depreciation and amortisation	(96)	(98)	(2.4)	(194)	(182)	6.7
Net operating income	566	486	16.4	1,051	1,196	(12.1)
Net loan-loss provisions	(121)	(160)	(24.8)	(281)	(419)	(33.0)
Other income	(103)	(42)	147.0	(144)	(103)	40.5
Profit before taxes	342	284	20.6	626	674	(7.1)
Tax on profit	(65)	(60)	9.7	(125)	(169)	(25.9)
Profit from continuing operations	277	224	23.5	501	505	(0.9)
Net profit from discontinued operations	(14)	—	—	(14)	31	—
Consolidated profit	263	224	17.3	487	537	(9.2)
Minority interests	—	0	(100.0)	0	0	(75.0)
Attributable profit to the Group	263	224	17.3	487	537	(9.2)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	263	224	17.3	487	537	(9.2)
BALANCE SHEET
Customer loans (2)	238,223	242,425	(1.7)	238,223	274,325	(13.2)
Trading portfolio (w/o loans)	34,501	37,669	(8.4)	34,501	39,740	(13.2)
Available-for-sale financial assets	6,041	6,400	(5.6)	6,041	6,012	0.5
Due from credit institutions (2)	16,081	21,002	(23.4)	16,081	17,087	(5.9)
Intangible assets and property and equipment	2,379	2,445	(2.7)	2,379	2,423	(1.8)
Other assets	49,670	44,836	10.8	49,670	46,648	6.5
Total assets/liabilities & shareholders’ equity	346,894	354,778	(2.2)	346,894	386,234	(10.2)
Customer deposits (2)	195,995	194,378	0.8	195,995	211,192	(7.2)
Marketable debt securities (2)	66,940	69,625	(3.9)	66,940	80,635	(17.0)
Subordinated debt (2)	5,197	5,369	(3.2)	5,197	8,508	(38.9)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	28,207	28,579	(1.3)	28,207	33,382	(15.5)
Other liabilities	37,458	43,596	(14.1)	37,458	39,095	(4.2)
Shareholders’ equity (3)	13,097	13,231	(1.0)	13,097	13,423	(2.4)
Other customer funds under management	10,687	12,638	(15.4)	10,687	16,110	(33.7)
Mutual and pension funds	10,687	12,638	(15.4)	10,687	16,110	(33.7)
Managed portfolios	—	—	—	—	—	—
Customer funds under management	278,820	282,009	(1.1)	278,820	316,445	(11.9)
RATIOS (%) AND OPERATING MEANS
ROE	7.99	6.84	1.140 p.	7.42	8.16	(0.74 p. )
Efficiency ratio (with amortisations)	54.1	57.5	(3.4 p. )	55.8	53.0	2.7 p.
NPL ratio	2.01	2.03	(0.02 p. )	2.01	1.83	0.18 p.
NPL coverage	42.1	42.1	—	42.1	37.5	4.6 p.
Number of employees	25,596	26,052	(1.8)	25,596	27,062	(5.4)
Number of branches	1,190	1,190	—	1,190	1,315	(9.5)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY – JUNE	35

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

United Kingdom (all changes in sterling)

▶	Attributable profit in the second quarter of £235 million (before discontinued operations):

•	Profit was 23.5% higher than in the first quarter.

•	Gross income rose for the third quarter running and loan-loss provisions were 24.9% lower.

▶	First half profit (before discontinued operations) of £426 million, 2.6% more than in 2012:

•	Gross income dropped 3.4% year-on-year, affected by structural market conditions, increased funding costs and a selective reduction in lending in some higher risk mortgage segments.

•	Broadly flat costs (+1.6%), absorbing higher inflation and increased investment in the businesses.

•	Loan-loss provisions fell 30.7%, with better credit quality in the retail and corporate businesses.

▶	Retail customer deposits were higher due to the continued success of the 1|2|3 Current Account, which offset the selective reduction of other deposits.

▶	According to the stress test of UK Banks, Santander UK does not need to increase its capital and has the strongest capital ratio amongst its peers.

Economic environment

UK GDP grew 0.2% in 2012. The expectation is for stronger growth in 2013, with early activity indicators showing positive signals in support of this.

The economic environment remains challenging, with both domestic and international headwinds. Export performance still shows no convincing sign of achieving the rebalancing. The Bank of England maintained its policy rate at a record low of 0.5% and its quantitative easing programme at £375,000 million in June 2013. The Funding for Lending Scheme (FLS) was revised and extended until January 2015.

Annual CPI inflation was 2.9% in June 2013, and continued to outpace average earnings growth, maintaining the squeeze on households’ real income. Total annual lending growth to households was less than 1% in May 2013, while annual corporate borrowing growth remained negative, declining 3.5%.

Strategy

The financial and risk strategy since the beginning of 2012 has focused on strengthening the balance sheet in terms of capital, funding, liquidity and credit risk.

The results of the stress tests conducted by the Prudential Regulation Authority (PRA), published in June 2013, confirmed

Santander UK’s strong capital position. Its capital ratio was the best among the main banks and it was not required to raise capital.

The strategy of Santander UK is built around three priorities: loyal and satisfied customers to become a stronger retail relationship bank; the ‘Bank of Choice’ for UK businesses, diversifying through the growth of our corporate banking capability; and with consistent profitability and a strong balance sheet.

In line with this strategy and to grow its business, Santander UK continues to develop innovative products for retail and high-net worth customers and SMEs.

Among these products, the 1|2|3 World offering (current account, credit card, savings, etc) was designed to build closer customer relationships. 1|2|3 World rewards customers who use the products on a regular basis and has proved to be one of the most successful offerings in the market. The Select proposition for affluent clients continued to be developed, following a successful pilot in 2012.

Santander UK continued to support and offer finance to corporate customers. The Breakthrough programme offers SMEs access to funding. SMEs are supported through a network of 37 regional corporate business centres (33 a year ago).

Activity

Santander UK is focused on the United Kingdom. Around 84% of customer loans are prime mortgages for homes in the UK. The portfolio of mortgages is of high quality, with no exposure to self-certified or subprime mortgages whilst buy to let loans are around 1% of customer loans. The net loan to deposit ratio was 122%, 8 percentage points lower than in June 2012. This was due to the managed reduction of loans as well as growth in customer deposits.

In local criteria, customer loans amounted to £191,000 million, 5% lower than in June 2012. This was largely due to a reduction in mortgage loans (-7%), partially offset by the growth of SME loans (+12%). The rate of decline in the stock of residential mortgages slowed; 1% lower in the second quarter versus 2% lower in the first quarter.

Gross mortgage lending amounted to £7,930 million, £603 million less than in June 2012. The gross lending market share was 10.6%, down from 12.7% in the same period of 2012, as management maintained its tight lending criteria on higher loan to value (LTV) and interest only mortgages. This was part of a range of actions to further improve the credit quality and profitability of the mortgage portfolio. The new lending LTV was unchanged at 62% with new business spreads lower in line with the market. Santander UK’s market share of residential mortgages is 12.6%.

Corporate banking lending increased 11% to £21,000 million, largely due to growth in loans to SMEs which rose 12% to £10,900 million (market share up 60 b.p. in 12 months).

Customer deposits of £150,500 million increased 1% compared to June 2012 (+4% in core deposits). The market share of stock was 9.1%. The mix of the book, however, continued to change as a result of a management decision to reduce funding from rate-sensitive deposits and the growth in retail term savings deposits.

36	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

In addition, current account balances grew by £8,000 million in the last year, thanks to the 1|2|3 Current Account, attracting good quality customers who have their primary bank account with Santander. At the end of June 2013, Santander had more than 1.9 million customers in the range of 1|2|3 World products and in the first half gained some 150,000 new customers whose main current account is Santander UK.

The stronger and more stable deposit base also allowed greater flexibility to adjust the issuance programme.

Results

Against the first quarter of 2013, attributable profit for the second quarter (before discontinued operations) was 23.5% higher at £235 million, mainly due to growth in gross income and lower provisions.

Gross income increased for the third quarter running (+7.7% more than the first quarter), rising to £1,048 million. This was due to greater stability this year in commercial revenues after falls in 2012.

Net interest income rose for the second quarter running (+0.7%) and fee income performed better (+2.7%), with a good quarter in gains on financial transactions (+£64 million).

Operating expenses rose 1.3%, impacted by inflation and investment in businesses, as well higher regulatory costs of compliance and control of costs.

Loan-loss provisions fell 24.9% compared to the first quarter of 2013, maintaining the trend of previous quarters.

Compared to the first half of 2012, attributable profit of continued operations was 2.6% higher at £426 million. Attributable profit after discontinued operations (the co-brand cards business was sold in the second quarter of 2013) was 6.1% lower.

Net interest income was £1,371 million in the first half, 3.2% less year-on-year due to a higher funding costs (both customer deposits as well as wholesale funding) and the impact of sustained low interest rates. These impacts were partly offset by higher income from SMEs and corporate clients where business volumes increased. Mortgage spreads also improved due to higher rates on new loans. Net fee income was down 8.6% year-on-year, largely due to lower revenues from wholesale banking and insurance.

Operating expenses were well controlled and were only 1.6% higher than in the first half of 2012, due to inflation and investments in retail and corporate banking. Investment programmes continued to support the business transformation and provide the underpinning for future efficiency improvements. The efficiency ratio at the end of June was 55.8%.

Loan-loss provisions fell 30.7% compared to the first half of 2012, with improving credit quality across the product range.

The non-performing loan ratio (NPL) of 2.01% in June was slightly lower than at the end of 2012. The stock of residential properties in possession remained very low at 0.06% of the total portfolio, in line with June 2012 and below industry standards.

In short, the first half results underscore a further improvement in the year-on-year performance, continuing the progress evident in the first quarter. Moreover, compared to the second half of 2012, net interest income was 6.5% higher and net interest income/average assets improved to 1.46% from 1.27%. Credit provisions were 22.5% lower.

JANUARY – JUNE	37

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

LATIN AMERICA (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	3,996	4,057	(1.5)	8,053	9,204	(12.5)
Net fees	1,276	1,277	(0.0)	2,553	2,546	0.3
Gains (losses) on financial transactions	210	339	(37.9)	549	545	0.7
Other operating income (1)	9	(3)	—	5	(65)	—
Gross income	5,491	5,669	(3.1)	11,160	12,230	(8.7)
Operating expenses	(2,219)	(2,195)	1.1	(4,414)	(4,505)	(2.0)
General administrative expenses	(1,982)	(1,962)	1.0	(3,945)	(4,091)	(3.6)
Personnel	(1,107)	(1,109)	(0.2)	(2,215)	(2,326)	(4.8)
Other general administrative expenses	(876)	(854)	2.6	(1,729)	(1,764)	(2.0)
Depreciation and amortisation	(236)	(233)	1.4	(469)	(415)	13.0
Net operating income	3,273	3,474	(5.8)	6,746	7,724	(12.7)
Net loan-loss provisions	(1,758)	(1,801)	(2.4)	(3,559)	(3,767)	(5.5)
Other income	(146)	(64)	129.3	(210)	(503)	(58.2)
Profit before taxes	1,369	1,609	(14.9)	2,977	3,454	(13.8)
Tax on profit	(286)	(347)	(17.6)	(632)	(788)	(19.7)
Profit from continuing operations	1,083	1,262	(14.2)	2,345	2,666	(12.1)
Net profit from discontinued operations	—	—	—	—	0	(100.0)
Consolidated profit	1,083	1,262	(14.2)	2,345	2,666	(12.1)
Minority interests	215	274	(21.7)	489	447	9.2
Attributable profit to the Group	868	988	(12.1)	1,856	2,219	(16.3)
BALANCE SHEET
Customer loans (2)	140,083	148,965	(6.0)	140,083	141,115	(0.7)
Trading portfolio (w/o loans)	30,540	32,031	(4.7)	30,540	32,663	(6.5)
Available-for-sale financial assets	21,763	23,744	(8.3)	21,763	23,886	(8.9)
Due from credit institutions (2)	26,400	36,382	(27.4)	26,400	23,572	12.0
Intangible assets and property and equipment	4,056	4,491	(9.7)	4,056	4,056	(0.0)
Other assets	48,217	51,113	(5.7)	48,217	48,577	(0.7)
Total assets/liabilities & shareholders’ equity	271,058	296,726	(8.7)	271,058	273,870	(1.0)
Customer deposits (2)	137,922	144,487	(4.5)	137,922	136,183	1.3
Marketable debt securities (2)	29,036	30,605	(5.1)	29,036	26,072	11.4
Subordinated debt (2)	4,346	5,781	(24.8)	4,346	6,017	(27.8)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	32,455	38,501	(15.7)	32,455	39,530	(17.9)
Other liabilities	43,247	50,653	(14.6)	43,247	43,796	(1.3)
Shareholders’ equity (3)	24,052	26,698	(9.9)	24,052	22,272	8.0
Other customer funds under management	63,568	68,289	(6.9)	63,568	66,699	(4.7)
Mutual and pension funds	49,610	53,690	(7.6)	49,610	54,013	(8.2)
Managed portfolios	13,958	14,600	(4.4)	13,958	12,686	10.0
Customer funds under management	234,872	249,162	(5.7)	234,872	234,971	(0.0)
RATIOS (%) AND OPERATING MEANS
ROE	13.72	16.06	(2.34 p. )	15.02	19.28	(4.26 p. )
Efficiency ratio (with amortisations)	40.4	38.7	1.7 p.	39.5	36.8	2.7 p.
NPL ratio	5.26	5.44	(0.18 p. )	5.26	5.14	0.12 p.
NPL coverage	85.4	86.7	(1.3 p. )	85.4	89.5	(4.1 p. )
Number of employees	88,433	90,044	(1.8)	88,433	90,696	(2.5)
Number of branches	5,997	5,997	—	5,997	5,991	0.1

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

38	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Latin America (all changes in constant currency)

▶	Attributable profit in the second quarter was EUR 868 million, 11.3% less than in the first, due to:

•	Lower gross income (-1.8%) mainly due to trading gains.

•	Costs increased (+2.4%) because of business development and seasonal effects.

•	Stable provisions (-0.7%) for the fourth quarter running. They dropped in Brazil and Chile.

▶	Attributable profit of EUR 1,856 million in the first half, 12.2% lower year-on-year (-4.4% without the perimeter effect).

•	Lower gross income (-2.0%) with net interest income affected by interest rate cuts (Brazil) and lower inflation (Chile).

•	Higher costs (+4.9%), compatible with business development. Brazil’s rise below inflation and different quarterly distribution of costs in Mexico.

•	Loan loss provisions increased 2.8% year-on-year, a slower pace of growth.

▶	In the first half, lending grew 7% and deposits 8%, including “letras financieras”.

•	Faster growth in the quarter in lending (+4%) and in deposits (+3%).

Grupo Santander has the largest international franchise in the region. It has 5,997 branches and points of attention, 27,750 ATMs, over 42 million customers and market shares of 10.3% in loans and 10.1% in deposits.

Economic environment

Slower growth of the main economies in the first quarter of 2013 year-on-year to close to 2.4% excluding the seasonal effect. A moderate growth but positive, which compared well with the weak global economy.

Inflation stabilised in the second quarter at a regional average of 5.7%: Chile’s and Peru’s inflation remained very low at 1.9% and 2.8%, respectively; Mexico continued with rates of more than 4%, but the core rate was below 3%; Argentina and Uruguay maintained higher rates, although more contained in recent months, and Brazil’s rose a little to 6.7%. In this context, the region’s central banks held their interests rates, except for the 75 b. p. hike in Brazil’s Selic in the second quarter and an additional 50 b. p. in July to 8.5%.

Global financial markets, as of the middle of May, were more volatile and bearish with declines in asset prices and depreciation of Latin American currencies against the dollar. The MCSI Latin

American index in dollars fell 16.5% in the second quarter, after stability in the first quarter and currencies depreciated 10.2% against the euro (regional average). Long-term interest rates in the secondary market rose in most countries. All of this was in response to possible changes in the Fed’s monetary policy.

The region’s external indicators continued to show a good cushion against possible changes in the markets, and currency reserves remained high in most countries. Reserves stood at close to $735,000 million (14.6% of the region’s GDP). Fiscal balances were relatively stable. The budget deficit for the region was close to 2% of GDP in 2012 and is expected to remain at around this level in 2013.

In the countries where Santander operates (Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Puerto Rico), banking business (loans + deposits) grew 11% year-on-year.

Lending rose 15%. Loans to individuals increased 15% (consumer credit+cards: +12%, mortgages: +22%), while credit to companies and institutions rose 14%. Deposits grew 6%, with demand deposits up 14% and time deposits 1%.

Strategy

In 2013 the strategy continues to focus on expansion, consolidation and continuous improvement in the business of the commercial franchise. The range of products and services was enhanced in the second quarter and tailored to suit customers’ needs. This will spur long-term growth in business.

Improving transaction business for customers is key for ensuring growth, particularly of recurring revenues, while the continuous watch over the quality of risk and the measures being taken to enhance efficiency should be reflected in profitability.

The main developments and results are set out below. All year-on-year percentage changes exclude the exchange rate impact.

Activity

Lending (excluding repos) increased 7% in the first half year-on-year. Higher growth in commercial banking (+8%) and only 1% in GB&M, affected by deleveraging. By products: cards increased 10%, commercial credit (companies and institutions) 7%, consumer credit was flat, and mortgages rose 7%. Total lending increased 4% in the second quarter.

Deposits excluding repos increased 8% year-on-year (including Brazil’s “letras financieras”), with demand deposits up 13% and time deposits 3%. Mutual funds declined 3% because of the greater focus on on-balance sheet funds. Deposits without repos increased 3% in the second quarter.

Results

Gross income in the second quarter dropped 1.8% over the first quarter to EUR 5,491 million.

JANUARY – JUNE	39

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

LATIN AMERICA, INCOME STATEMENT (EUR Million)

	Gross income				Net operating income				Attibutable profit
		Var.(%)		Var.(%)		Var.(%)		Var.(%)		Var.(%)		Var.(%)
	Q2’13	o/Q1’13	H1’13	o/H1’12	Q2’13	o/Q1’13	H1’13	o/H1’12	Q2’13	o/Q1’13	H1’13	o/H1’12
Brazil	3,562	(6.1)	7,354	(14.6)	2,202	(9.3)	4,628	(18.3)	420	(15.8)	919	(19.4)
Mexico	799	3.1	1,575	19.1	492	3.9	966	17.7	199	(17.5)	441	(20.3)
Chile	563	1.7	1,117	(1.6)	315	(1.5)	634	(7.6)	97	(6.2)	201	(21.6)
Argentina	324	4.1	636	8.7	168	3.1	331	8.6	80	(7.4)	166	13.2
Uruguay	66	4.1	130	12.8	25	9.6	48	27.0	14	2.7	28	16.0
Puerto Rico	83	1.8	164	(10.7)	37	1.3	73	(20.9)	33	71.8	53	121.3
Rest	15	(8.6)	32	(70.7)	(8)	7.5	(16)	—	(8)	25.9	(14)	—
Subtotal	5,414	(3.2)	11,007	(8.8)	3,231	(5.9)	6,665	(12.7)	835	(12.6)	1,792	(16.6)
Santander Private Banking	78	4.2	152	(6.1)	42	7.3	81	(12.7)	33	3.7	65	(10.0)
Total	5,491	(3.1)	11,160	(8.7)	3,273	(5.8)	6,746	(12.7)	868	(12.1)	1,856	(16.3)

Good performance of net interest income, which in an environment of lower activity and pressure on spreads in some countries was almost unchanged, thanks to the recovery of volumes and management of prices. Fee income also maintained its good trend and rose for the fourth quarter running (+1.2%). Trading gains fell 36.9% over the first quarter due to lower results from markets.

Operating expenses grew 2.4%, due to a seasonal effect, development of commercial projects and higher IT depreciation. Net operating income was EUR 3,273 million.

Loan-loss provisions declined 0.7%, as both Brazil and Chile kept up the reduction begun several quarters ago, which was partly offset by the rise in Mexico.

The NPL ratio was 5.26%, 18 b.p. less over the first quarter, and coverage was 85%.

After incorporating loan-loss provisions and provisions, profit before tax was EUR 1,369 million. Once taxes and minority interests were included, attributable profit was 11.3% lower than in the first quarter, at EUR 868 million.

Gross income was 2.0% lower in the first half than in the same period of 2012, with the following aspects:

•

Net interest income declined 6.0%, affected by the impact of low inflation on some portfolios, the pressure of spreads in a context of lower interest rates and some change in the mix toward lower cost of credit products, but also with lower spreads. These effects were partly offset by the rise in volumes and management of spreads.

•	Fee income increased 7.5% year-on-year: that from cards rose 28.4%, foreign trade 16.5% and transaction banking 9.6%.

•	Trading gains rose 8.8% over the first half of 2012, mainly due to lower interest rates (Mexico), sale of portfolios and variations in long-term interest rates (Chile).

•

Operating expenses were 4.9% higher year-on-year, due to investment in networks and commercial projects (some traditional and others focused on priority customers), inflationary pressures on salary agreements and third party services and higher depreciation.

•	As a result of the performance of revenues and costs, net operating income dropped 6.0% year-on-year and the efficiency ratio was 39.5%.

•	The 2.8% y-o-y rise in loan-loss provisions is related to some deterioration in NPLs, higher volumes and the release of provisions in the first half of 2012.

•	Profit before tax was EUR 2,977 million (-8.8%).

•	Higher minority interests in Mexico left attributable profit for the first half 12.2% lower year-on-year at EUR 1,856 million.

•	By segments, retail banking’s net profit declined 14.0% and global wholesale banking’s 8.7%.

40	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

BRAZIL (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	2,713	2,802	(3.2)	5,515	6,688	(17.5)
Net fees	786	774	1.6	1,560	1,592	(2.0)
Gains (losses) on financial transactions	62	215	(71.4)	277	393	(29.5)
Other operating income (1)	2	0	479.1	2	(57)	—
Gross income	3,562	3,792	(6.1)	7,354	8,617	(14.6)
Operating expenses	(1,361)	(1,366)	(0.4)	(2,726)	(2,949)	(7.6)
General administrative expenses	(1,207)	(1,214)	(0.6)	(2,421)	(2,682)	(9.7)
Personnel	(650)	(677)	(4.0)	(1,328)	(1,493)	(11.1)
Other general administrative expenses	(557)	(536)	3.8	(1,093)	(1,189)	(8.1)
Depreciation and amortisation	(154)	(152)	1.2	(306)	(267)	14.3
Net operating income	2,202	2,426	(9.3)	4,628	5,667	(18.3)
Net loan-loss provisions	(1,372)	(1,471)	(6.7)	(2,844)	(3,225)	(11.8)
Other income	(133)	(78)	70.4	(211)	(468)	(55.0)
Profit before taxes	697	877	(20.6)	1,574	1,974	(20.3)
Tax on profit	(170)	(224)	(24.1)	(394)	(505)	(22.0)
Profit from continuing operations	527	653	(19.4)	1,180	1,469	(19.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	527	653	(19.4)	1,180	1,469	(19.7)
Minority interests	107	155	(31.0)	262	329	(20.5)
Attributable profit to the Group	420	499	(15.8)	919	1,140	(19.4)
BALANCE SHEET
Customer loans (2)	71,296	77,918	(8.5)	71,296	75,963	(6.1)
Trading portfolio (w/o loans)	12,276	11,824	3.8	12,276	11,149	10.1
Available-for-sale financial assets	14,848	16,766	(11.4)	14,848	16,204	(8.4)
Due from credit institutions (2)	11,171	15,402	(27.5)	11,171	10,688	4.5
Intangible assets and property and equipment	2,965	3,330	(11.0)	2,965	3,061	(3.1)
Other assets	32,258	33,640	(4.1)	32,258	33,628	(4.1)
Total assets/liabilities & shareholders’ equity	144,814	158,880	(8.9)	144,814	150,692	(3.9)
Customer deposits (2)	69,199	75,162	(7.9)	69,199	69,095	0.2
Marketable debt securities (2)	21,453	21,850	(1.8)	21,453	19,197	11.8
Subordinated debt (2)	3,130	4,438	(29.5)	3,130	4,441	(29.5)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	14,571	18,084	(19.4)	14,571	20,313	(28.3)
Other liabilities	23,075	24,354	(5.3)	23,075	25,247	(8.6)
Shareholders’ equity (3)	13,386	14,992	(10.7)	13,386	12,399	8.0
Other customer funds under management	35,630	39,054	(8.8)	35,630	39,172	(9.0)
Mutual and pension funds	32,514	35,498	(8.4)	32,514	36,066	(9.8)
Managed portfolios	3,116	3,556	(12.4)	3,116	3,106	0.3
Customer funds under management	129,412	140,504	(7.9)	129,412	131,905	(1.9)
RATIOS (%) AND OPERATING MEANS
ROE	11.79	14.26	(2.47 p. )	13.13	17.98	(4.86 p. )
Efficiency ratio (with amortisations)	38.2	36.0	2.2 p.	37.1	34.2	2.8 p.
NPL ratio	6.49	6.90	(0.41 p. )	6.49	6.51	(0.02 p. )
NPL coverage	91.3	90.4	0.9 p.	91.3	90.1	1.2 p.
Number of employees	51,472	53,215	(3.3)	51,472	54,692	(5.9)
Number of branches	3,697	3,727	(0.8)	3,697	3,784	(2.3)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

JANUARY – JUNE	41

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Brazil (all changes in local currency)

▶	Attributable profit of EUR 420 million in the second quarter, 13.7% lower than in the first quarter, due to lower trading gains.

•	Net interest income plus fee income remained unchanged.

•	Provisions were lower than in the first quarter, reflecting lower NPLs.

▶	Attributable profit for the first half was 10.9% lower year-on-year at EUR 919 million, due to:

•	Pressure on gross income (-5.6%) from reduced lending, the change of mix and the impact of lower interest rates. Of note, fee income rose 8.4%.

•	Expenses continued to decline in the first half and were 2.2% higher year-on-year, well below the rise in inflation.

•	Lower growth in provisions (-2.5%) with a gradual downward trend.

▶	Loans and deposits grew 6% year-on-year, (+3% and +4%, respectively in the second quarter over the first).

Santander Brazil is one of the three largest private sector banks and the largest foreign bank in the country, with a market share in lending of 8.6%. It operates in the main regions of the country, with 3,697 branches and points of banking attention, 17,528 ATMs and 28.4 million customers.

Economic environment

Brazil is the world’s seventh largest economy (in nominal GDP terms), according to IMF estimates. GDP grew 0.9% in 2012. The IMF expects Brazil to be the sixth largest in 2013 and the fifth in 2016. GDP grew 0.6% in the first quarter, spurred by good harvests and investments (+4.6%).

The labour market was firm, with the jobless rate at an historic low. In May, the rate was 5.8%. Close to 200,000 new jobs were created and real disposable incomes increased 2% in 12 months.

The central bank raised the Selic rate by 50 b.p. to 8.5% at its July meeting. These measures should help to contain inflation, which was 6.7% in June, slightly above the 6.5% target for 2013.

Total bank lending rose 2% in June and 16% year-on-year. This growth mainly came from directed lending (3% in June and 27% in 12 months). State banks’ lending increased 29% in 12 months and private sector banks 5%.

Strategy

The strategy is based on the following objectives:

•	Be the best bank in quality of service, backed by the strength of the IT platform.

•	Intensify customer relations.

•	Strengthen business in key segments such as high-income clients, SMEs, acquiring business, cards and real estate loans.

•	Continue to strengthen the Santander brand.

•	All of this accompanied by prudent risk management.

Santander Brazil is advancing in implementing the points of its strategic plan.

In line with the goal of increasing cross-selling and transaction business, a new product was launched in 2013, the “Cuenta Santander combinada”, where the customers opt for a packet of personalised services to suit their needs. The product has four value offers:

•	Free: for those who pay no commissions for services or the annual credit card fee, depending on the frequency of use of the card and at least two types of transactions.

•	Flex: for those customers who need more time to pay their credit cards and the “cheque especial”.

•	Light: for those who request low interest rates when they need to use the credit card or the “cheque especial”.

•	University fit: for university students, with no charges or annual fees.

All these packets tend to different types of customer and seek greater transactionality.

In the acquiring business, where Santander Brazil enjoys a noteworthy position for being the first bank to join acquiring services with banking services, the bank offers a very attractive product to the SMEs segment. In the first half of 2013 volumes of financial transactions were 81% higher.

The bank has 50 million credit and debit cards: lending rose 3% in the last 12 months. In order to increase business with SMEs, agreements were signed in 2012 with Sodexo and Embratec.

“Santander Select” was launched in April for the high-income segment, following the model already developed in other units, and specialised products and services created.

42	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Finally, an agreement was reached with Carsales, a leader in the Australian market of on-line sale of vehicles, which aims to accelerate the growth of Webmotors, a company indirectly controlled by Banco Santander, and thus consolidate its leadership position in the market of on-line sale of vehicles in Brazil through the transfer of technology and knowledge, and a greater independence and focus on the operation. The agreement was implemented through Carsales acquisition of new shares of Webmotors capital, for 30% of the total capital.

Activity

Lending excluding repos rose 3% in the second quarter, improving the trend of previous quarters, mainly in mortgages, SMEs and large companies.

In year-on-year terms growth was 6%, backed by the retail segment, mainly mortgages (+28%), where our market penetration is still low. The other segment where lending increased the most was SMEs (+10%), which is also a target segment for growth. Consumer credit (including personal loans) and loans to large companies grew more moderately, +2% and +4%, respectively.

Total funds rose faster (+4%) in the second quarter over the first, mainly due to demand deposits and “letras financieras”.

Year-on-year growth was 6%, with demand + savings deposits up 16% and “letras financieras”, an instrument that provides greater stability, 8%. Mutual funds increased 1%.

Santander Brazil’s market share in total loans is 8.6% (10.9% for unrestricted lending) and 7.6% in deposits.

Results

Gross income in the second quarter of 2013 (all changes in local currency) amounted to EUR 3,562 million, 3.9% less than in the first quarter.

•	Net interest income dropped 1.1% quarter-on-quarter, due to the change of mix and the decline in the spreads on loans, which was not offset by the larger volumes.

•	Fee income increased 3.8% and reached a record for the last six quarters, spurred by revenue from foreign trade and cards (+36.0% and +19.5%, respectively).
•	Trading gains declined 70.0% over the first quarter, because of markets volatility, interest rates hikes and lower contribution from treasury operations.

Operating expenses increased in the quarter, due to the investments in business expansion and strengthening sales (cards telemarketing).

Loan loss provisions dropped 4.6% in the second quarter, because of the net difference between the rise in lending and containment of NPLs. The NPL ratio was 6.49%, 41 b.p. lower than in March. Coverage remained at 91%.

Profit before tax was EUR 697 million and net profit EUR 527 million, 17.4% lower than in the first quarter.

Gross income in the first half was 5.6% lower at EUR 7,354 million, largely due to the fall in net interest income. Roughly 75% of the fall was due to the change of mix of the portfolio and the rest because of the squeeze in spreads on loans, partly offset by growth in lending volumes impacted by the country’s economic slowdown.

Fee income, on the other hand, increased 8.4% to EUR 1,560 million, backed by cards (+35.3% y-o-y).

Operating expenses rose 2.2% year-on-year, due to business expansion and the salary rise agreement for the banking industry (+7.5%) in the third quarter of 2012. Excluding amortizations, personnel and general costs were flat and well below the inflation rate, reflecting the effort made in the last few quarters to control expenses.

Net operating income was 9.7% lower year-on-year at EUR 4,628 million. The efficiency ratio was 37.1%.

Provisions for loan losses began to normalise; they were 2.5% lower than in the first half of 2012, continuing the downward trend.

After tax and minority interests, attributable profit declined 10.9% year-on-year to EUR 919 million.

Retail banking’s profit was 7.9% lower, global wholesale banking’s 17.9% and asset management and insurance 8.9%.

JANUARY – JUNE	43

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

MEXICO (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	541	516	4.7	1,057	957	10.4
Net fees	196	215	(8.6)	412	344	19.7
Gains (losses) on financial transactions	60	54	10.5	114	35	224.9
Other operating income (1)	3	(10)	—	(8)	(14)	(45.7)
Gross income	799	775	3.1	1,575	1,323	19.1
Operating expenses	(307)	(301)	1.9	(608)	(501)	21.3
General administrative expenses	(274)	(271)	1.1	(545)	(443)	22.9
Personnel	(152)	(148)	2.8	(300)	(255)	17.5
Other general administrative expenses	(122)	(123)	(0.9)	(245)	(188)	30.3
Depreciation and amortisation	(33)	(30)	8.5	(64)	(58)	9.1
Net operating income	492	474	3.9	966	821	17.7
Net loan-loss provisions	(184)	(142)	29.5	(326)	(179)	82.1
Other income	(2)	26	—	24	27	(11.9)
Profit before taxes	307	357	(14.1)	665	670	(0.8)
Tax on profit	(44)	(42)	4.4	(85)	(116)	(26.4)
Profit from continuing operations	264	316	(16.5)	579	554	4.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	264	316	(16.5)	579	554	4.6
Minority interests	64	74	(13.4)	139	1	—
Attributable profit to the Group	199	241	(17.5)	441	553	(20.3)
BALANCE SHEET
Customer loans (2)	22,440	23,279	(3.6)	22,440	20,454	9.7
Trading portfolio (w/o loans)	12,644	14,661	(13.8)	12,644	16,151	(21.7)
Available-for-sale financial assets	3,192	2,386	33.7	3,192	3,259	(2.0)
Due from credit institutions (2)	5,857	12,927	(54.7)	5,857	5,777	1.4
Intangible assets and property and equipment	380	400	(5.0)	380	309	23.2
Other assets	4,774	5,131	(7.0)	4,774	4,375	9.1
Total assets/liabilities & shareholders’ equity	49,287	58,785	(16.2)	49,287	50,325	(2.1)
Customer deposits (2)	28,178	27,387	2.9	28,178	26,033	8.2
Marketable debt securities (2)	1,534	2,270	(32.4)	1,534	1,301	17.8
Subordinated debt (2)	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	4,828	8,085	(40.3)	4,828	8,899	(45.8)
Other liabilities	10,676	16,580	(35.6)	10,676	9,792	9.0
Shareholders’ equity (3)	4,072	4,463	(8.8)	4,072	4,299	(5.3)
Other customer funds under management	10,789	11,300	(4.5)	10,789	10,453	3.2
Mutual and pension funds	10,789	11,300	(4.5)	10,789	10,453	3.2
Managed portfolios	—	—	—	—	—	—
Customer funds under management	40,500	40,957	(1.1)	40,500	37,787	7.2
RATIOS (%) AND OPERATING MEANS
ROE	18.72	23.98	(5.25 p. )	21.52	25.51	(3.99 p. )
Efficiency ratio (with amortisations)	38.4	38.9	(0.5 p. )	38.6	37.9	0.7 p.
NPL ratio	2.20	1.92	0.28 p.	2.20	1.64	0.56 p.
NPL coverage	142.7	157.1	(14.4 p. )	142.7	183.4	(40.7 p. )
Number of employees	14,304	14,065	1.7	14,304	13,043	9.7
Number of branches	1,215	1,193	1.8	1,215	1,125	8.0

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

44	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Mexico (all changes in local currency)

▶	Attributable profit in the second quarter was EUR 199 million, 19.9% lower than in the first quarter.

•	Gross income was similar to the first quarter. Net interest income was up 1.9%.

•	Operating expenses dropped 0.8%.

•	Provisions increased 26.4%, due to homebuilders. NPL ratios were better than the system’s.

▶	Attributable profit for the first half was EUR 441 million, 0.3% higher before minority interests due to:

•	Gross income kept up double-digit growth (+14.2%) and came from the main lines.

•	Expenses rose 16.3% higher year-on-year, because of increased installed capacity and different quarterly distribution of costs.

•	Provisions were 74.6% higher year-on-year impacted by the release in the first half of 2012.

▶	Lending increased 6% year-on-year and deposits without repos 14%, within a trend of slower activity in the financial system.

•	Growth in the quarter, +4% in lending and +1% in deposits.

▶	Named best bank in Mexico by Euromoney.

Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.6% and 15.1% in deposits. It has 1,215 branches and 10.3 million customers.

Economic environment

GDP growth slowed in the first quarter to 2.2% year-on-year from 3.2% in the fourth quarter of 2012. As part of the ongoing structural reforms, the telecoms sector reform was promulgated in the second quarter to introduce more competition into the telephone and Internet sectors.

Inflation eased in the second quarter to 4.1%. The core rate remained at below 3%. Uncertainty over changes in the Fed’s monetary policy led to rise in interest rates on medium- and long-term bonds. The peso depreciated 7.8% against the euro in the second quarter to MXN 17/Euro, a level similar to that at the end of 2012. The system’s lending was 9.9% higher year-on-year at March 2013 and deposits 3.5%.

Strategy

The focus remained on developing projects for the high-income and SME segments in order to increase the transaction linkage of customers and the quality of service with differentiated attention models. Installed capacity is being increased, fulfilling the profitability parameters of the expansion plan for the commercial network.

Activity

Lending grew 6% year-on-year (+15% in retail banking). Consumer credit rose 8%, cards 16%, companies 9% and mortgages 14%. Credit growth in the second quarter was 4%. Of note was that of SMEs (+8%) and mortgages (+3%). Deposits excluding repos rose 14% year-on-year (demand: +7%; time +27%) and mutual funds +4%

Results

Gross income remained unchanged in the second quarter, with a mixed performance by the main revenue lines. Net interest income rose 1.9% over the first quarter, due to the growth in volumes and management of spreads, and fee income dropped 11.2%, mainly due to investment banking. Trading gains were higher than in the first quarter due to the decline in interests rates.

Operating expenses declined 0.8% in the second quarter. Provisions increased 26.4%, affected by homebuilders and some deterioration in consumer credit in the market.

The NPL ratio was 2.20% and coverage 143%, which maintained credit quality better than the system’s average.

Attributable profit amounted to EUR 199 million, 19.9% less over the first quarter.

Gross income in the first half grew 14.2%, with the main lines performing well. Of note was fee income (+14.7%), from cards (+47.6%), insurance (+17.6%), and foreign trade (+14.7%). Trading gains rose because of greater customer activity and valuations after the drop in interest rates. Net interest income rose 5.8%.

Operating expenses increased 16.3% because of greater installed capacity (net rise of 90 branches in 12 months) and the change from a seasonal profile to a more proportional distribution of the costs envisaged for the year. Loan-loss provisions increased 74.6%, due to the aforementioned impacts and the release of provisions in the first half of 2012.

Net profit was EUR 579 million (+0.3%). By segments, retail banking’s declined 4.9% year-on-year and global wholesale banking’s increased 18.4%.

The efficiency ratio was 38.6% and the recurrence ratio 75.5%. The ROE was 21.5%.

JANUARY – JUNE	45

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

CHILE (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	407	411	(1.0)	817	847	(3.4)
Net fees	99	105	(5.9)	204	224	(9.0)
Gains (losses) on financial transactions	53	31	68.3	84	57	47.6
Other operating income (1)	5	7	(23.4)	12	8	42.7
Gross income	563	554	1.7	1,117	1,135	(1.6)
Operating expenses	(248)	(234)	6.1	(482)	(449)	7.5
General administrative expenses	(221)	(205)	8.1	(426)	(402)	6.1
Personnel	(138)	(126)	9.6	(263)	(252)	4.7
Other general administrative expenses	(84)	(79)	5.7	(163)	(150)	8.4
Depreciation and amortisation	(27)	(29)	(8.0)	(56)	(47)	19.4
Net operating income	315	320	(1.5)	634	686	(7.6)
Net loan-loss provisions	(147)	(155)	(4.6)	(302)	(245)	23.1
Other income	3	(1)	—	2	(15)	—
Profit before taxes	171	164	4.2	335	427	(21.6)
Tax on profit	(31)	(16)	94.7	(46)	(55)	(15.3)
Profit from continuing operations	140	148	(5.3)	288	372	(22.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	140	148	(5.3)	288	372	(22.5)
Minority interests	43	45	(3.3)	88	116	(24.5)
Attributable profit to the Group	97	103	(6.2)	201	256	(21.6)
BALANCE SHEET
Customer loans (2)	30,085	31,615	(4.8)	30,085	29,074	3.5
Trading portfolio (w/o loans)	1,470	1,549	(5.1)	1,470	1,768	(16.9)
Available-for-sale financial assets	2,368	3,133	(24.4)	2,368	2,861	(17.3)
Due from credit institutions (2)	3,122	3,720	(16.1)	3,122	2,798	11.6
Intangible assets and property and equipment	341	376	(9.3)	341	360	(5.5)
Other assets	2,661	2,764	(3.7)	2,661	4,284	(37.9)
Total assets/liabilities & shareholders’ equity	40,046	43,156	(7.2)	40,046	41,146	(2.7)
Customer deposits (2)	21,961	23,224	(5.4)	21,961	23,228	(5.5)
Marketable debt securities (2)	6,026	6,461	(6.7)	6,026	5,539	8.8
Subordinated debt (2)	1,039	1,164	(10.7)	1,039	1,354	(23.2)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	4,691	5,284	(11.2)	4,691	4,974	(5.7)
Other liabilities	4,015	4,174	(3.8)	4,015	3,790	5.9
Shareholders’ equity (3)	2,313	2,849	(18.8)	2,313	2,261	2.3
Other customer funds under management	5,686	6,286	(9.5)	5,686	5,126	10.9
Mutual and pension funds	4,349	4,844	(10.2)	4,349	5,126	(15.2)
Managed portfolios	1,337	1,442	(7.3)	1,337	—	—
Customer funds under management	34,712	37,135	(6.5)	34,712	35,246	(1.5)
RATIOS (%) AND OPERATING MEANS
ROE	15.49	15.93	(0.44 p. )	15.98	21.64	(5.66 p. )
Efficiency ratio (with amortisations)	44.1	42.3	1.8 p.	43.2	39.5	3.7 p.
NPL ratio	5.81	5.51	0.30 p.	5.81	4.65	1.16 p.
NPL coverage	49.9	53.9	(4.0 p. )	49.9	64.0	(14.1 p. )
Number of employees	12,223	12,314	(0.7)	12,223	12,272	(0.4)
Number of branches	501	495	1.2	501	499	0.4

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

46	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Chile (all changes in local currency)

▶	Attributable profit in the second quarter of EUR 97 million. Before tax and minority interests, it rose 5.7%.

•	Gross income increased 3.1% over the first quarter, but still affected by low inflation.

•	Operating expenses grew 7.5% and registered some seasonal impact.

•	Loan loss provisions dropped (-3.3%) for the third quarter running.

▶	Attributable profit of EUR 201 million in the first half. Year-on-year fall of 22.9% due to the negative impact of low inflation, costs from the increased capacity and higher provisions, although rising at a slower pace.

▶	Lending rose 8% year-on-year and deposits remained unchanged. In the quarter, recovery in consumer credit and focus on high-income, and retail deposits.

Santander is the largest financial group in Chile in terms of assets. It has 501 branches and more than 3.3 million customers and market shares of 18.9% in loans and 16.7% in deposits.

Economic environment

GDP and domestic demand rose 4.8% y-o-y in the first quarter (after correcting the effects of Easter week), compared to 5.6% in the fourth quarter of 2012. Investment eased the two-digit growth of previous quarters, but private consumption continued to be robust, backed by good conditions in the labour market. The unemployment rate was close to 6%. The annual inflation rate was low at close to 2%, with expectations of a rise in coming months.

The central bank has held its key rate at 5% since January 2012. The peso depreciated 9.4% against the euro in the second quarter, after appreciating 4.3% in the first quarter. The system’s lending rose 12% and deposits 8%.

Strategy

The Group continued to focus on ensuring long-term profitability in a scenario of lower spreads and higher NPLs. Part of the strategy involves boosting the growth of business with high and medium income segments, companies and SMEs. In line with this, the new range of Santander Select was launched, with products and services for higher value-added customers.

Santander continued to improve processes in order to enhance operating efficiency and customer satisfaction, adjusting attention models and promoting multichanneling, while keeping a very close watch on risk levels.

Activity

Deposits remained flat year-on-year (-1%), backed by increase in demand deposits (+14%). Lending was up 8% year-on-year (cards: +16%; consumer: +8%; companies: +15% and mortgages: +3%). Loans increased 4% in the second quarter and deposits 3%.

Results

Gross income rose 3.1% quarter-on-quarter, backed by:

•	Net interest income increased 0.4% due to the growth in volumes, mainly high-income, despite lower inflation.

•	Fee income dropped 4.5%, particularly from insurance and cards affected by regulatory changes.

•	Trading gains rose fuelled by the sale of portfolios and variations in long-term interest rates.

Operating expenses rose 7.5% due to a seasonal effect that usually happens in the second quarter.

Loan-loss provisions declined (3.3%) for the third straight quarter due to stablization of the risk premium.

Profit before tax was 5.7% higher than in the first quarter. The main reason for the 4.9% drop in attributable profit was the higher tax charge.

Gross income was 3.2% lower in the first half year-on-year, due to the negative impact on net interest income of lower inflation (UF of 0.1% compared to 1.5% in the first half of 2012). Costs increased 5.7% because of the greater installed capacity (more employees and Select branches openings) and provisions increased 21.1%, though at a slower pace.

Attributable profit was 22.9% lower at EUR 201 million. By segments, retail banking’s declined 25.7% and global wholesale banking’s 16.0%.

The efficiency ratio was 43.2%, the recurrence ratio 47.8% and ROE 16.0%. The NPL ratio was 5.81% and coverage 50%.

JANUARY – JUNE	47

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Argentina

Attributable profit was EUR 80 million in the second quarter, with the upper part of the income statement performing well. Gross income rose 7.4%, spurred by growth of 5.9% in net interest income and 10.2% in fee income. Net operating income rose 6.4%. All percentages are in local currency.

Profit in the first half was EUR 166 million, 33.9% more than in the same period of 2012. Gross income and net operating income rose over 28%.

Santander Río is one of the country’s leading banks, with market shares of 8.9% in lending and 9.1% in savings. It has 374 branches and 2.4 million customers.

Santander Río was named best bank in Argentina by Euromoney.

The economy grew at an annual rate of 3.4% in the first quarter (+2.1% in the fourth quarter). Inflation was more than 10%, and interest rates reached 17% in the second quarter as against 15% in the last months of 2012. The peso depreciated 7.2% against the euro in the second quarter (8.4% in the first half) and international reserves dropped by $3,400 million in the quarter to $37,000 million.

The banking system has strong credit quality (NPL ratio of 1.7% and coverage of 135%), as well as high levels of liquidity and a capital ratio of 14.3%. Deposits and lending rose 31% and 32%, respectively.

Santander continued to focus on improving the quality of service through a range of products and services adjusted to the needs of our customers, which is enabling it to increase transactional linkage and improve the indicators of loyalty and satisfaction. This improved service is reflected in growth in recurring revenues which, combined with an efficient increase in installed capacity and prudent risk management, is producing a high profitability.

Lending increased 32% year-on-year and deposits 29% (+23% demand deposits and +41% time).

The efficiency ratio was 48.0%, the recurrence ratio 81.8%, ROE 37.2%, the NPL ratio 1.52% and coverage 129%.

Uruguay

Attributable profit was EUR 14 million in the second quarter, 3.6% more in local currency than in the first quarter. The first half profit was EUR 28 million (+14.0%). Net interest income, gross income and net operating income all rose quarter- on-quarter and in the first half year-on-year.

Santander is the largest private sector bank in the country in terms of branches (84) and has 267,000 customers. Its market share in lending is 18.3% and 15.8% in deposits.

The economy grew at an annual rate of 3.7% in the first quarter. Inflation remained high at more than 8%, although lower than in April. The central bank recently widened its target range for inflation to 3%-7%, and as of July monetary policy began to be guided via a growth objective for monetary aggregates, which replaced the monetary policy rate. In order to halt the peso’s appreciation cash reserve requirements of 50% were set for the investments of non-residents in debt issued by the Treasury and for investments in securities issued by the central bank. The peso depreciated 10% against the euro in the second quarter, after appreciating 4.7% in the first.

In local currency, the sector’s lending rose 13% and deposits 9% (+17% and +9%, respectively for Santander).

The Group continued to strengthen retail banking, via specialized models tailored to customers’ needs, in order to keep on increasing linkage.

Creditel, the consumer finance unit with 39 branches around the country, continued to develop its strategy. The volume of its business rose 27% and it provided financial solutions to more than 150,000 customers. Creditel’s excellence in service and leadership in product innovation for medium and low segments sets it apart from its competitors.

Both the bank as well as Creditel continued to mark differences with respect to their competitors in customer attention and value offers.

The efficiency ratio was 62.6% and the recurrence ratio 35.7%. The NPL ratio is very low at 0.80% and coverage very high at 300%.

48	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

Puerto Rico

Attributable profit in the second quarter was EUR 33 million and EUR 53 million in the first half (+124.2% year-on-year in local currency).

This increase was due to the good evolution of loan-loss provisions (-51.8%) and a positive tax impact from the sale of a portfolio.

Santander Puerto Rico has 116 branches, 409,000 customers and market shares of 10.3% in loans, 13.7% in deposits and 21.5% in mutual funds.

The governor, elected at the end of 2012, is presenting significant reform projects and economic policy measures to spur the economic recovery of Puerto Rico and clean up public finances. The fiscal adjustment measures are holding back the economy’s recovery, which was still in recession at the beginning of 2013.

In this context, the bank continued to gain market share in the second quarter thanks to its new value offers. The new customer attention model for the high income segment will boost linkage.

The focus is on cross-selling and increasing the level of customer satisfaction.

This commercial focus together with risk control and management of the balance sheet and costs sets Santander Puerto Rico apart from its competitors and enables it to still be profitable despite the island’s difficult economic situation.

Lending remained virtually unchanged year-on-year because of the 28% decline in mortgages resulting from the sale in February of part of the portfolio ($500 million). This improved the NPL ratio and the loan-to-deposit ratio. Commercial credit, on the other hand, rose 23%. Customer deposits without repos grew 13%, due to demand deposits (+15%), and mutual funds rose 2%.

Peru

Attributable profit was EUR 5 million in the second quarter and EUR 9 million in the first half (+21.7% y-o-y in local currency), thanks to the 50.2% growth in net interest income, which offset the 41.7% rise in costs after a new auto finance unit began to operate.

The annual pace of economic growth slowed to 4.8% in the first quarter of 2013 from 5.9% in the fourth quarter. Inflation was 2.8% in June, and the central bank held its key rate at 4.25%, but it raised several times the cash reserve requirement for deposits in domestic and foreign currency.

The sol depreciated 10% against the euro in the second quarter (5.0% in the first half). Currency reserves were $66,700 million and as a proportion of GDP (more than 30%) the level is one of the highest in the region.

Santander focuses on companies and the Group’s global clients. It attaches importance to a close relationship with customers, offering a quick and quality service and taking advantage of the synergies with the Group’s other units.

Lending rose 20% and deposits 28% in the last 12 months.

At the end of 2012, together with a front rank international partner with wide experience in Latin America, an auto finance entity in Banco Santander Peru began to operate. The firm has a specialised business model, focused on service and with payment levels that facilitate purchase of a new vehicle. Santander will operate with all brands and dealers in Peru.

The efficiency ratio was 34.4%. The NPL ratio was 0.16% and coverage remained very high (1,166%).

JANUARY – JUNE	49

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

UNITED STATES (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	360	367	(1.7)	727	857	(15.2)
Net fees	99	93	5.9	192	193	(0.5)
Gains (losses) on financial transactions	18	49	(63.6)	66	136	(51.2)
Other operating income (1)	73	99	(27.0)	172	154	11.6
Gross income	549	608	(9.6)	1,157	1,341	(13.7)
Operating expenses	(299)	(297)	0.8	(596)	(575)	3.5
General administrative expenses	(260)	(261)	(0.1)	(521)	(509)	2.3
Personnel	(150)	(148)	1.5	(298)	(279)	6.9
Other general administrative expenses	(110)	(113)	(2.3)	(223)	(230)	(3.2)
Depreciation and amortisation	(39)	(36)	7.2	(75)	(66)	12.6
Net operating income	250	311	(19.6)	561	765	(26.6)
Net loan-loss provisions	(5)	(27)	(81.4)	(32)	(150)	(78.7)
Other income	(9)	(8)	16.2	(17)	(47)	(62.7)
Profit before taxes	236	276	(14.5)	512	569	(10.0)
Tax on profit	(46)	(43)	5.2	(89)	(116)	(22.9)
Profit from continuing operations	190	233	(18.2)	423	453	(6.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	190	233	(18.2)	423	453	(6.7)
Minority interests	—	—	—	—	—	—
Attributable profit to the Group	190	233	(18.2)	423	453	(6.7)
BALANCE SHEET
Customer loans (2)	39,683	42,032	(5.6)	39,683	42,984	(7.7)
Trading portfolio (w/o loans)	166	241	(31.3)	166	305	(45.7)
Available-for-sale financial assets	11,133	14,093	(21.0)	11,133	12,854	(13.4)
Due from credit institutions (2)	398	366	8.6	398	644	(38.3)
Intangible assets and property and equipment	555	569	(2.5)	555	529	4.9
Other assets	6,631	5,242	26.5	6,631	6,452	2.8
Total assets/liabilities & shareholders’ equity	58,566	62,543	(6.4)	58,566	63,768	(8.2)
Customer deposits (2)	37,611	39,575	(5.0)	37,611	38,344	(1.9)
Marketable debt securities (2)	823	841	(2.1)	823	388	112.1
Subordinated debt (2)	1,814	1,856	(2.3)	1,814	2,359	(23.1)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	10,354	12,249	(15.5)	10,354	15,058	(31.2)
Other liabilities	1,983	1,912	3.7	1,983	2,204	(10.0)
Shareholders’ equity (3)	5,981	6,110	(2.1)	5,981	5,415	10.5
Other customer funds under management	—	—	—	—	—	—
Mutual and pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	40,248	42,272	(4.8)	40,248	41,091	(2.1)
RATIOS (%) AND OPERATING MEANS
ROE	12.63	16.17	(3.54 p. )	14.44	17.63	(3.20 p. )
Efficiency ratio (with amortisations)	54.4	48.8	5.6 p.	51.5	42.9	8.6 p.
NPL ratio	2.22	2.23	(0.01 p. )	2.22	2.27	(0.05 p. )
NPL coverage	102.8	102.8	—	102.8	113.3	(10.5 p. )
Number of employees	9,466	9,543	(0.8)	9,466	9,382	0.9
Number of branches	719	719	—	719	723	(0.6)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
(2).-	Including all on-balance sheet balances for this item
(3).-	Not including profit of the year

50	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

United States

▶	Attributable profit of $248 million in the second quarter, 19.3% lower than the first quarter.

•	Sovereign impacted by lower trading gains, as costs remained flat and provisions were well below previous quarters.

•	Good contribution of SCUSA, although lower than the record one in the first quarter.

▶	First half attributable profit of $555 million (-5.4%).

•	Sovereign’s profit was lower because of the cut in interest rates, the reduction in non-core portfolios and higher costs from the development of new businesses.

•	Greater contribution of SCUSA.

▶	The process of commercial transforming began to be reflected in growth in lending and deposits from companies.

▶	NPL ratio (2.22%) and coverage (103%) underscored the high credit quality.

The perimeter of Santander US corresponds to Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: commercial banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA), recorded by the equity accounted method.

Sovereign Bank is a national bank with a strong presence in the north east, one of the country’s most prosperous areas. It has 719 branches, 2,260 ATMs and more than 1.7 million customer-households. Its business model is focused on retail customers and companies and it has around $100,000 million of business.

SCUSA, based in Dallas, specialises in consumer finance, mainly auto finance in the non-prime segment.

Economic environment

Business was conducted in an environment of moderate growth with a better jobless rate though still historically high. As a result, the Fed held its interest rates and implemented other non-conventional stimulus methods.

Loans by banks to companies increased 0.9% in the first quarter over the fourth quarter of 2012 including real estate. Consumer credit dropped 1.9%. The most liquid deposits rose 0.3% over the fourth quarter, to the detriment of time deposits (-0.8%). The volume of deposits remained at historic highs.

In auto finance, expectations of an adjustment in demand were not confirmed. Consumers continued to buy new and used cars, with prices at historically high levels. These positive conditions were added to the good liquidity scenario in the securitisations market.

Strategy

Following the progress made in 2012 in transforming Sovereign Bank from a monoline into a universal franchise, in 2013, the year of the bank’s rebranding, this process is continuing. In the first quarter, the platform for credit cards was launched, new ATMs introduced and commercial areas were reorganised. Of note in the second quarter was the launch on May 16 of the new application for smart phones and tablets, which has already been downloaded 191,000 times. Business with the energy sector was also strengthened by opening a new office in Houston, which will provide a better customer service and capture new clients.

SCUSA’s strategy is to continue to originate, acquire and securitize loans for new and used cars and work vehicles generated by dealers for clients with non-prime and near-prime risk. SCUSA also developed a platform of direct credits to clients via Internet (Roadloans.com) and a very efficient turnkey operation of portfolio servicing to other companies with prime to non-prime portfolios.

Backed by these strengths, SCUSA is developing diversification initiatives such as the agreement with Chrysler in the US market and development of other retail financial businesses, such as personal loans without guarantee or credit cards.

Activity

Taking advantage of the greater expansion capacity provided by the new banking status, Sovereign Bank continued to develop new businesses and products.

The integration of the new GBM teams in 2012 gave a big push to this activity and was reflected in growth in lending and revenues. The platform spurred high levels of new lending, 53% more than in 2012 (+12% higher than the first quarter of 2013).

In the retail segment, the launch in January 2013 of the credit cards platform will allow integral management of this business line and enable the bank to take advantage of the Group’s knowledge and global capacities to capture new customers and improve the range of products. Of note in mortgages was the positive trend in origination, which in the first half was earmarked for sale, offsetting via revenues from the sale of loans the reduction in net interest income. The first half of the year also saw further capturing of deposits (about +5% year-on-year).

In companies, a significant effort was made in deposits which increased 4% over June 2012, and a slight reduction in their cost. Lending increased 3% year-on-year backed by the commercial and industrial segment. Also noteworthy was the evolution of the energy segment, whose loans grew 153% in 2013, and were six times higher than in the first half of 2012.

SOVEREIGN BANK. INCOME STATEMENT (US$ Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
Gross income	616	656	(6.1)	1,272	1,507	(15.6)
Net operating income	226	264	(14.7)	490	763	(35.8)
Attributable profit to the Group	146	160	(8.7)	306	358	(14.5)

JANUARY – JUNE	51

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Total bank lending excluding repos declined 4% in dollars over June 2012. This was due to the fall in the portfolios in run-off as well as the strategy in the mortgage segment of origination for the sale of mortgages. The improvement in the portfolio’s composition combined with strict management of risk produced a further improvement in the NPL ratio to 2.22% and an increase in coverage to 103%.

Customer deposits rose 1% year-on-year. The focus on capturing deposits together with management of issuances and wholesale funding enabled the bank to continue to reduce the cost of funds.

SCUSA reached an agreement in February with Chrysler Group LLC to supply a full range of auto finance services to clients, as well as the financing of dealers of the Chrysler group and FIAT. The launch of this business line on May 1 gave a strong push to the origination of loans which almost doubled in May and June. A significant investment was made in resources and a new range of financial products launched such as leasing and financing of stocks for Chrysler dealers. This increased the spectrum of clients and the percentage of new vehicles financed.

Other recently agreed alliances enabled SCUSA to begin activity in personal loans and credit cards, in line with its strategic plan.

Results

The group’s gross income was 10.7% lower in the second quarter than in the first. This was partly due to the lower contribution of SCUSA, whose methodology provisions future losses of the portfolio and was affected by the increased origination in the second quarter. Another factor was Sovereign’s lower gross income, mainly from the drop in trading gains (-64.4%). On the other hand, fee income rose 4.7%. Expenses remained flat and provisions improved significantly.

Attributable profit was $248 million in the second quarter, 19.3% less than in the first quarter of 2013.

Profit for the first half was $555 million, 5.4% less than the same period of 2012. This was largely due to revenues that continued to be affected by market conditions and costs that reflected the investments made to develop the franchise. Both effects were offset by the lower provisions.

Gross income was $1,519 million, 12.6% less year-on-year, despite the higher contribution of SCUSA ($249 million as against $229 million in the first half of 2012) which reflected its solid trends: growing revenues from higher volumes and costs and provisions in line with greater activity.

At Sovereign Bank, on the other hand, reduced revenues due to the fall in net interest income from the impact of lower long-term interest rates and disposal of non-core portfolios.

Expenses have been declining in the last few quarters, though they still rose 4.9% year-on-year (+9% at the end of 2012), due to the investments made to take advantage of the new universal banking status. Provisions were 78.4% lower, reflecting the further improvement in credit quality in recent years.

52	JANUARY – JUNE

INFORMATION BY PRINCIPAL SEGMENTS FINANCIAL REPORT 2013

CORPORATE ACTIVITIES (EUR Million)

	Q2’13	Q1’13	Var.(%)	H1’13	H1’12	Var.(%)
INCOME STATEMENT
Net interest income	(509)	(580)	(12.3)	(1,089)	(894)	21.8
Net fees	(20)	(14)	43.2	(33)	(16)	103.3
Gains (losses) on financial transactions	359	231	55.6	590	325	81.5
Other operating income	28	35	(19.0)	63	75	(16.8)
Dividends	4	4	4.1	8	24	(64.9)
Income from equity-accounted method	(2)	(2)	(17.7)	(3)	(2)	68.3
Other operating income/expenses	25	32	(21.8)	58	54	7.9
Gross income	(141)	(328)	(57.0)	(470)	(510)	(7.9)
Operating expenses	(177)	(178)	(0.5)	(356)	(327)	9.0
General administrative expenses	(134)	(160)	(16.6)	(294)	(278)	5.7
Personnel	(60)	(65)	(7.0)	(125)	(125)	(0.2)
Other general administrative expenses	(73)	(95)	(23.1)	(169)	(153)	10.5
Depreciation and amortisation	(44)	(18)	139.9	(62)	(49)	27.7
Net operating income	(319)	(507)	(37.1)	(826)	(836)	(1.3)
Net loan-loss provisions	(189)	(29)	548.3	(218)	(0)	—
Other income	(89)	(66)	34.8	(155)	(42)	265.3
Ordinary profit before taxes	(596)	(602)	(0.9)	(1,198)	(879)	36.3
Tax on profit	73	54	34.9	128	(61)	—
Ordinary profit from continuing operations	(523)	(547)	(4.5)	(1,070)	(940)	13.9
Net profit from discontinued operations	—	—	—	—	(0)	(100.0)
Ordinary consolidated profit	(523)	(547)	(4.5)	(1,070)	(940)	13.9
Minority interests	(2)	(0)	324.0	(2)	(12)	(83.6)
Ordinary attributable profit to the Group	(521)	(547)	(4.7)	(1,068)	(928)	15.1
Net capital gains and provisions	—	—	—	—	682	(100.0)
Attributable profit to the Group	(521)	(547)	(4.7)	(1,068)	(246)	334.4
BALANCE SHEET
Trading portfolio (w/o loans)	5,291	6,167	(14.2)	5,291	8,062	(34.4)
Available-for-sale financial assets	22,421	17,449	28.5	22,421	3,599	522.9
Investments	206	83	148.0	206	73	181.0
Goodwill	23,878	25,070	(4.8)	23,878	25,136	(5.0)
Liquidity lent to the Group	30,515	26,730	14.2	30,515	62,627	(51.3)
Capital assigned to Group areas	72,619	76,323	(4.9)	72,619	72,388	0.3
Other assets	58,275	72,974	(20.1)	58,275	92,390	(36.9)
Total assets/liabilities & shareholders’ equity	213,205	224,795	(5.2)	213,205	264,276	(19.3)
Customer deposits (1)	5,978	2,567	132.8	5,978	13,034	(54.1)
Marketable debt securities (1)	74,891	79,680	(6.0)	74,891	82,357	(9.1)
Subordinated debt (1)	4,412	4,471	(1.3)	4,412	5,344	(17.4)
Other liabilities	46,976	57,125	(17.8)	46,976	84,594	(44.5)
Group capital and reserves (2)	80,947	80,953	(0.0)	80,947	78,947	2.5
Other customer funds under management	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	85,281	86,718	(1.7)	85,281	100,735	(15.3)
OPERATING MEANS
Number of employees	2,544	2,366	7.5	2,544	2,460	3.4

(1).-	Including all on-balance sheet balances for this item
(2).-	Not including profit of the year

JANUARY – JUNE	53

FINANCIAL REPORT 2013 INFORMATION BY PRINCIPAL SEGMENTS

Corporate Activities

▶	Corporate Activities registered a loss of EUR 521 million in the second quarter, similar to the loss of EUR 547 million in the first quarter of 2013.

▶	In the first half it registered a loss of EUR 1,068 million, above that of the same period of 2012 before net capital gains.

Corporate activities posted a loss of EUR 1,068 million in the first half, compared to one of EUR 928 million in the same period of 2012, before the extraordinary capital gains from the disposal of the unit in Colombia.

Within corporate activities, the financial management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk (the latter via issues and securitisations), as well as the structural position of exchange rates:

•

Interest rate risk is actively managed by taking market positions. This management seeks to soften the impact of interest rate changes on net interest income, and is done via bonds and derivatives of high credit quality and liquidity and low consumption of capital.

•

The purpose of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the sources.

•

Management of the exposure to exchange-rate movements is also carried out on a centralised basis. This management (which is dynamic) is conducted through exchange-rate derivatives, optimising at all times the financial cost of hedging.

Hedging of net investments in the capital of businesses abroad aims to neutralise the impact on capital of converting into euros the balances of the main institutions that are consolidated whose currency is not the euro. The Group believes it is necessary to immunise the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. The investments that are currently hedged are those in Brazil, the UK, Mexico, Chile, USA and Poland and the instruments used are spot, FX forwards or tunnel options. EUR 19,300 million are currently hedged.

Exposures of a temporary nature – those regarding results that the Group’s units will contribute in the next 12 months in non- euro currencies – are also hedged on a centralised basis. These results, generated in the units’ local currencies, are hedged with exchange-rate derivatives. The objective is to set the resulting euros with the exchange rate at the start of the year.

Meanwhile and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these operations are carried out is the market rate (euribor or swap) plus the risk premium, which in concept of liquidity, the Group supports for immobilising the funds during the life of the operation.

Lastly, and more marginally, the equity stakes of a financial nature that the Group takes within its policy of optimising investments are reflected in Corporate Activities.

The main developments were:

•

Net interest income was EUR 509 million negative in the second quarter compared to EUR 441 million also negative in the same period of 2012 and EUR 580 million in the first quarter of 2013. The quarterly comparison is beginning to show an improved net interest income, although it still incorporates the cost associated with the policy of strengthening liquidity that the Group has been implementing since the middle of 2012, and which, combined with the current low level of market interest rates, has caused the return on the net interest income to deteriorate temporarily. It also includes the cost of credit of issues in wholesale markets, which was partly absorbed by lower recourse to these markets (directly related to the lower funding needs from the gap between lending and deposits)

•

Gains on financial transaction, which are mainly those from the centralised management of interest rates and currency risk of the parent bank and from equities, were EUR 590 million positive, compared to EUR 325 million also positive in the first half of 2012.

•

Operating expenses were higher year-on-year, despite flat personnel expenses, due to the rise in general administrative expenses, partly related to higher indirect taxes. Total expenses over the first quarter of 2013 were flat.

•

Net loan-loss provisions were EUR 217 million and incorporated a charge related to the integration in Spain, as the Santander and Banesto loan portfolios were homogenised to the most conservative criteria.

•	Other income, which was EUR 155 million negative compared to EUR 42 million negative in the first half of 2012.

•	Lastly, the tax line records a recovery of EUR 128 million in the first half compared to a charge of EUR 61 million in the same period of 2012, as a result of adjustments in the consolidation process.

54	JANUARY – JUNE

INFORMATION BY SECONDARY SEGMENTS FINANCIAL REPORT 2013

Retail Banking

▶	Attributable profit of EUR 1,265 million in the second quarter, 6.8% lower than in the first quarter 2012.

•	Slight recovery of net interest income and fee income, after falling for several quarters.

•	Stable costs and higher provisions.

▶	First half attributable profit of EUR 2,621 million

(-11.6% year-on-year).

•	Lower gross income in an environment of reduced activity and low interest rates.

•	Flat costs and lower provisions.

▶	Loans and deposits remained unchanged in the quarter. In year-on-year terms, 1% lower and 8% higher, respectively.

Retail banking accounted for 86% of the Group’s operating areas gross income and 71% of attributable profit in the first half of 2013.

RETAIL BANKING (EUR Million)

		Var (%)		Var (%)
	Q2’13	o/Q1’13	H1’13	o/H1’12
INCOME STATEMENT
Net interest income	6,581	0.5	13,128	(11.5)
Net fees	2,125	1.4	4,221	(0.4)
Gains (losses) on financial transac.	349	(7.6)	727	25.2
Other operating income (1)	(0)	(96.8)	(3)	(94.7)
Gross income	9,055	0.4	18,073	(7.8)
Operating expenses	(4,252)	(0.3)	(8,515)	0.0
General expenses	(3,754)	(0.4)	(7,524)	(1.4)
Personnel	(2,189)	(1.0)	(4,400)	(1.7)
Other	(1,565)	0.4	(3,124)	(0.9)
Amortisation	(499)	1.2	(991)	12.4
Net operating income	4,803	1.0	9,558	(13.9)
Net loan-loss provisions	(2,673)	2.3	(5,287)	(14.7)
Other income	(316)	86.7	(485)	(33.7)
Profit before taxes	1,813	(8.1)	3,786	(9.2)
Tax on profit	(341)	(10.6)	(722)	(17.9)
Profit from continuing oper.	1,472	(7.5)	3,064	(6.9)
Net profit from discont. operat.	(14)	—	(14)	—
Consolidated profit	1,458	(8.4)	3,050	(8.1)
Minority interests	194	(17.5)	429	21.8
Attrib. profit to the Group	1,265	(6.8)	2,621	(11.6)
BUSINESS VOLUMES
Total assets	817,404	(3.0)	817,404	(5.0)
Customer loans	600,787	(3.0)	600,787	(6.8)
Customer deposits	551,927	(1.4)	551,927	3.1

(1)	Including dividends, income from equity-accounted method and other operating income/expenses

Strategy

In order to develop a global strategy, spur retail business and better take advantage of the opportunities provided by Grupo Santander’s international positioning, a new retail banking division was created. It aims to:

•	Define a strategy and a business model for each customer segment in all the Group’s units.

•

Take advantage of synergies and best practices, both in business in the proper sense of the word (customer segments, banking products, distribution models), as well as in support functions (technology, risks, etc).

•	Consolidate Grupo Santander as one of the main references internationally on the basis of profitable retail banking business and customer-focused.

As part of the global strategy to help SMEs and increase the Group’s penetration of this target segment, various projects were launched including the “Plan 10.000” in Spain, “Breakthrough” in the UK and “Santander Pymes” in Latin America.

The Group is also strengthening the high-income segment with Santander Select. Following the success in Spain, Select began to be installed in Mexico, Chile and most recently Brazil, with the opening of specialised branches and a range of products designed for this segment.

Under the “Santander Innova” programme and in order to participate in the payment business via mobile phone, the Group invested EUR 5 million in the Swedish company iZettle, the precursor in Europe in accepting payments with cards via smart phones and tablets.

Results and activity

Attributable profit in the second quarter of EUR 1,265 million, 6.8% lower than in the first quarter.

The most basic revenues (net interest income and fee income) rose 0.7%, after declining for several quarters, while costs remained contained.

JANUARY – JUNE	55

FINANCIAL REPORT 2013 INFORMATION BY SECONDARY SEGMENTS

RETAIL BANKING. INCOME STATEMENT (EUR Million)

	Gross income				Net operating income				Attributable profit
	Q2’13	Var.(%) o/Q1’13	H1’13	Var.(%) o/H1’12	Q2’13	Var.(%) o/Q1’13	H1’13	Var.(%) o/H1’12	Q2’13	Var.(%) o/Q1’13	H1’13	Var.(%) o/H1’12
Continental Europe	2,631	7.2	5,085	(5.9)	1,285	20.9	2,348	(14.7)	246	(2.7)	499	(10.9)
o/w: Spain	1,353	10.8	2,575	(13.1)	596	33.0	1,045	(26.6)	(26)	—	6	(91.3)
Portugal	183	6.0	356	(23.7)	70	22.2	127	(45.2)	(1)	(86.5)	(11)	—
Poland	308	6.6	597	59.0	179	23.7	323	70.2	76	27.6	135	26.1
SCF	775	(0.2)	1,551	(2.6)	434	2.0	859	(6.4)	201	13.9	377	(1.2)
United Kingdom	1,142	12.7	2,156	(1.3)	540	28.2	961	(1.1)	236	29.9	417	11.9
Latin America	4,777	(4.2)	9,764	(9.3)	2,763	(7.6)	5,754	(13.7)	618	(13.2)	1,330	(17.5)
o/w: Brazil	3,132	(8.4)	6,549	(14.5)	1,877	(12.9)	4,031	(18.2)	263	(23.8)	607	(16.7)
Mexico	672	6.8	1,301	16.9	398	10.5	758	13.1	156	(11.9)	334	(25.1)
Chile	495	3.2	975	(1.2)	272	0.7	542	(7.1)	71	(4.1)	145	(24.5)
USA	505	(10.5)	1,068	(15.3)	215	(23.3)	494	(30.1)	165	(21.6)	376	(10.9)
Total Retail Banking	9,055	0.4	18,073	(7.8)	4,803	1.0	9,558	(13.9)	1,265	(6.8)	2,621	(11.6)

The fall in profit was due to lower trading gains and higher provisions, mainly in Spain.

The first half profit was 11.6% lower year-on-year because of the 11.5% fall in net interest income. This underscored the environment of lower growth, low interest rates and the Group’s strategy of giving priority to liquidity and to strengthening the balance sheet over the last 12 months. Better evolution of fee income and trading gains limited the drop in gross income to 7.8%.

Operating expenses were flat and provisions were lower than in the first half of 2012. Profit before tax declined 9.2%.

After tax, discontinued operations (cards in the UK) and higher minority interests in Poland and Mexico, attributable profit fell 11.6%.

Profit was 11 p.p. negatively affected by the perimeter effect and the evolution of exchange rates.

Customer lending and deposits without repos but including retail commercial paper in Spain and “letras financieras” in Brazil, remained virtually unchanged in the second quarter.

On a year-on-year comparison and constant currency, lending dropped 1%, with varied performance by market. Lending in mature markets fell 5%, while in emerging markets it rose 14%, partly due to the perimeter effect from Poland. Growth in deposits without repos was 8%, favourably impacted by strong capturing of funds in Spain.

By geographic areas the second quarter performance over the first quarter was as follows:

•

Retail banking in Continental Europe posted an attributable profit that was 2.7% lower because of higher provisions, which absorbed the rise in gross income (net interest income and fee income were higher) and operating expenses declined.

•	Attributable profit in retail banking in the UK (in sterling) increased 29.9% due to growth in gross income, stable costs and lower provisions.
•

Latin America’s attributable profit (in constant currency) was 12.5% lower due to reduced trading gains and higher costs, which offset the better performance of net interest income, fee income and provisions.

•	Attributable profit in retail banking in the US (in dollars) dropped 22.7% because of the smaller contribution of SCUSA by the equity accounted method and lower trading gains.

Global Private Banking includes institutions that specialise in financial advice and asset management for high-income clients in Spain, Latin America and Italy, and the units of domestic private banking in the core countries where the Group operates, jointly managed with local retail banks.

Global Private Banking is supported by more than 1,700 qualified professionals, enabling customers to have their own account manager to cover all their needs; more than 80 offices in eight countries in two continents; a full range of products and services and business intelligence systems that facilitate anticipation of customers’ demands.

The commercial process for sales and customer relations were homogenised in all private banking units. There is also a common investment strategy, discretionary management and range of products. We continued committed to train and develop professionals.

Despite the unstable environment in the euro zone, particularly in Spain, Italy and Portugal, assets under management continued to rise. Of note was the growth in Latin American units, as a result of efficient commercial management.

The volume managed at the end of June was 7% higher than at the end of 2012 and resulted in strong growth in fee income in the first half (+15.7% year-on-year in constant euros).

Santander received again the Euromoney awards (2013) for the best private banking units in Spain, Portugal and Chile.

56	JANUARY – JUNE

INFORMATION BY SECONDARY SEGMENTS FINANCIAL REPORT 2013

Global Wholesale Banking

▶	Attributable profit of EUR 385 million in the second quarter, 19.9% lower than the first quarter (seasonally higher).

▶	Profit for the first half of EUR 865 million was 21.5% lower than in the same period of 2012.

•	Lower gross income, particularly from markets.

•	Higher provisions for Spain.

▶	Focus on customer business (+87% gross income), efficiency ratio (33.9%, a benchmark for the sector) and active management of risks, liquidity and capital (range of products adapted).

GLOBAL WHOLESALE BANKING (EUR Million)

		Var (%)		Var (%)
	Q2’13	o/Q1’13	H1’13	o/H1’12
INCOME STATEMENT
Net interest income	614	(2.8)	1,245	(7.4)
Net fees	332	(1.6)	670	(5.9)
Gains (losses) on financial trans.	169	(52.5)	526	(6.6)
Other operating income (1)	104	94.8	157	(19.3)
Gross income	1,220	(11.6)	2,599	(7.7)
Operating expenses	(442)	1.0	(880)	(0.9)
General expenses	(395)	1.0	(787)	(2.2)
Personnel	(248)	(2.5)	(502)	(2.4)
Other	(148)	7.3	(285)	(1.9)
Amortisation	(47)	1.6	(93)	12.3
Net operating income	777	(17.4)	1,719	(10.8)
Net loan-loss provisions	(154)	(5.0)	(317)	72.9
Other income	(12)	(35.2)	(30)	(37.8)
Profit before taxes	611	(19.7)	1,372	(19.1)
Tax on profit	(168)	(22.8)	(385)	(20.3)
Profit from continuing operations	444	(18.4)	987	(18.6)
Net profit from discont. operat.	—	—	—	—
Consolidated profit	444	(18.4)	987	(18.6)
Minority interests	59	(6.7)	122	10.2
Attrib. profit to the Group	385	(19.9)	865	(21.5)
BUSINESS VOLUMES
Total assets	309,558	(9.3)	309,558	(6.3)
Customer loans	88,854	(5.5)	88,854	(11.8)
Customer deposits	78,535	(5.2)	78,535	(11.9)

(1)	Including dividends, income from equity-accounted method and other operating income/expenses

Santander Global Banking & Markets (SGB&M) contributed 12% of the operating areas’ gross income and 24% of attributable profit, in the first half of 2013.

Strategy

SGB&M continued to strengthen the pillars of its business model, focused on the corporate client, the global reach of the division and its interconnection with local units, together with active management of risk, capital and liquidity which has made it adapt its range of products to the market’s new conditions.

SGB&M continued to accompany the Group in its international development in Poland and in the northeast of the US, as well as in building its franchise in the UK. It also continued to invest in operating capacities and in the distribution of transaction and treasury products, particularly exchange rates and fixed income. Its efficiency ratio of 33.9% remained a benchmark for the sector.

Results and activity

Attributable profit was EUR 385 million in the second quarter, 19.9% less than the first quarter (seasonally the highest).

Lower gross income (-11.6% over the first quarter) and strong drop in trading gains (-52.5%), due to the sharp fall in revenues from markets. Expenses and loan-loss provisions were in line with the first quarter of 2013. The lower revenues fed through to profits.

Attributable profit was EUR 865 million in the first half, 21.5% less than in the same period of 2012. This performance was better than in the first quarter (-26.1% y-o-y), a trend repeated throughout the income statement.

Gross income dropped 7.7% year-on-year (-10.3% in the first quarter), in line with its components. With operating expenses slightly lower (-0.9%), net operating income was down 10.8% year-on-year (-13.7% in the first quarter).

Higher loan loss provisions, basically in Spain, and increased minority interests in Latin American units, particularly in Mexico, reduced attributable profit, but it was 7.0% higher in the first half of 2013 than in the second half of 2012.

These results in an environment of reduced business were supported by the strength and diversification of client revenues, which in the first half accounted for 87% of the area’s total revenues, with similar performance (-8.2% y-o-y). Customer revenues generated by the Global Customer Relationship model dropped 7.4%.

By geographic areas, year-on-year growth in client revenues in the US (+20%), Portugal (+8%) and Latin America (+2%), backed by Mexico. Compared to the second half of 2012, of note were the recovery of revenues in Spain (+15%) and in Brazil (+17%).

The performance of the business areas and their contribution to revenue generation was as follows:

Transaction Banking

Global Transaction Services, which includes cash management, trade finance, basic financing and custody, kept its client revenues virtually unchanged in the first half of 2013 (-1% year-on-year).

Of note was trade finance (+3% y-o-y), underpinned by the evolution of units being developed in mature markets, such as the UK and the US. Cash management also registered growth (+3%), due to the larger volume of transactional business in all Latin America.

JANUARY – JUNE	57

FINANCIAL REPORT 2013 INFORMATION BY SECONDARY SEGMENTS

Slight drop in revenues from custody and settlement (-1%) due to the double-digit recovery in Mexico and Chile, which offset the weakness in Europe. Larger fall in revenues from basic financing (-4%) because of the market’s disintermediation and active management of the balance sheet, which was partly offset by management of spreads.

Corporate Finance

Revenues from corporate finance, which includes mergers and acquisitions (M&A), equity capital markets (ECM) and investment solutions for corporate clients via derivatives (CED), grew 12% year-on-year backed by business in the main Latin American countries.

Of note in M&A in the second quarter were advisory services for Beijing Enterprises (acquisition of Veolia Environment), Telefónica (sale of 40% of operations in Central America) and NH (agreements with HNA and HPT). In ECM, particularly noteworthy was the participation as sole coordinator in the takeover of the Mexican beer group Grupo Modelo by Anheuser-Busch and the participation for the first time as bookrunner in IAG’s convertible bond. CED’s revenues rose for the third year running.

Credit

Credit markets, which includes units for the origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and asset and capital structuring (AC&S), reduced customer revenues (-8% y-o-y), due to declines in Spain, not offset by the increasing contribution of units in the US, the UK and Latin America.

In an environment of lower activity, Santander maintained its reference positions in European and Latin American markets, while giving priority to efficient management of capital and liquidity. Of note in syndicated loans was participation in the Glencore operation (EUR 13,000 million; 75 entities) as well as being one of five active bookrunners. In project finance, the MXN 7,500 million bond for Red de Carreteras de Occidente in Mexico was closed.

In the primary bond market, Santander managed various market trends in Europe on the basis of the segment, with solid growth in corporate bonds since the beginning of the year and a sharp decline in the financial bonds segment. In sovereigns, supranationals and agencies Santander led, as joint bookrunner, the Kingdom of Spain’s EUR 7,000 million debt issue.

Notable participation in Latin America’s expanding market, Of note in the dollar market was the benchmark issue of Brazil Foods and the issue of Latam Airlines (second issue guaranteed by the UK’s Export Credit Guarantee Department and executed in the last two months). In local markets, Santander was the coordinator in the fourth issue of debentures of Rodovia das Colinas (BRL 950 million).

In A&CS, sustained rise in the clients portfolio at the global level that enabled financing operations to be closed in core countries and reflected in revenues.

Global Markets

This area includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation, the trading and hedging of exchange rates, short-term money markets for the Group’s wholesale and retail clients, and management of books associated to distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

In the first half of 2013, this area reduced its client revenues by 15% year-on-year, although they were clearly higher than the second half of 2012 (+26%), mainly due to the recovery in sales.

Revenues from sales business were basically the same (-0.6%), recovering from the weak beginning of the year (-5%). Good first half in Latin America with double-digit growth, spurred by Mexico. In Europe, the sharp year-on-year decline in the UK could not be offset by the recovery in Spain in the second quarter.

Sales increased in the institutional segment (+3% y-o-y), backed by derivatives, and falls in corporate and retail (-7% y-o-y and -26%, respectively).

Large fall in the contribution of the management of books in the second quarter because of lower trading volumes in a complex market environment.

In equities, including derivatives, the decline in client revenues eased (-7% y-o-y, compared to -16% in the first quarter) due to the recovery of cash equity in the second quarter in Latin America and the UK. Of note among the large units was Mexico, which benefited from various operations in the capital markets.

Reduced revenues from investment and hedging derivatives because of the slowdown in Europe in an environment of greater macroeconomic uncertainty and lower managed volumes than in 2012.

58	JANUARY – JUNE

INFORMATION BY SECONDARY SEGMENTS FINANCIAL REPORT 2013

Asset Management and Insurance

▶	Attributable profit in the first half of EUR 175 million (-12.1%).

•	Comparisons affected by the reinsurance of life assurance in Spain and Portugal.

▶	On a like-for-like basis, solid gross income (including that paid to the networks), which accounted for 9% of the operating areas’ total.

▶	Asset Management: strategic agreement to push global business whose volume is forecast to double in the next five years.

▶	Insurance: value of business in Europe recognised (reinsurance of life assurance business in Spain and Portugal + the strategic alliance in bancassurance in Spain).

ASSET MANAGEMENT AND INSURANCE

(EUR Million)

		Var (%)		Var (%)
	Q2’13	o/Q1’13	H1 ’13	o/H1’12
INCOME STATEMENT
Net interest income	24	(7.7)	51	(13.5)
Net fees	91	5.5	178	(15.0)
Gains (losses) on financial trans.	1	(42.5)	3	—
Other operating income (1)	78	(6.9)	162	(14.6)
Gross income	195	(2.0)	394	(14.0)
Operating expenses	(78)	2.2	(155)	0.7
General expenses	(70)	3.2	(137)	1.1
Personnel	(40)	0.4	(80)	0.5
Other	(30)	7.2	(57)	2.0
Amortisation	(9)	(5.3)	(18)	(2.2)
Net operating income	117	(4.6)	239	(21.4)
Net loan-loss provisions	0	—	0	—
Other income	0	—	(0)	(98.2)
Profit before taxes	117	(4.1)	239	(16.7)
Tax on profit	(28)	4.0	(54)	(28.2)
Profit from continuing operations	89	(6.3)	184	(12.6)
Net profit from discont. operat.	—	—	—	—
Consolidated profit	89	(6.3)	184	(12.6)
Minority interests	5	(11.5)	10	(20.5)
Attrib. profit to the Group	85	(6.0)	175	(12.1)

(1)	Including dividends, income from equity-accounted method and other operating income/expenses

Attributable profit was 12.1% lower year-on-year in the first half at EUR 175 million (5% of the operating areas’ total).

Excluding the reinsurance of life assurance in Spain and Portugal in the second half of 2012, profit remained stable (-0.2%).

Strategy

Santander reached an agreement in the second quarter with Warburg Pincus and General Atlantic to push Santander Asset Management (SAM), which will improve its capacity to compete with large international fund managers and exploit its knowledge and experience advantage in the markets where it operates.

Under the agreement, which is pending approval by the companies and the regulatory bodies, Warburg Pincus and General Atlantic will acquire 50% of the holding which will integrate the 11 entities that SAM has in the countries where it operates, (after its integration, to be completed in 2013), and the other 50% will be in the hands of Santander.

Banco Santander will distribute the products managed by SAM in the Group’s countries with commercial network, benefiting from a fuller range of products and services for clients. SAM will also distribute its products and services at the international level, over and above the Group’s networks, which will push the institutional segment where there is a high potential.

SAM’s goal is to double the business volume in the next five years and participate in the process of consolidating the asset management industry at the international level.

The operation, which is expected to be completed by the end of the year, values SAM at EUR 2,047 million and will generate a net capital gain for the Group of EUR 700 million.

The strategic agreement with Aegon to boost the bancassurance business in Spain was also completed in the second quarter of 2013. This generated a net capital gain of EUR 270 million.

Results

Gross income declined 14.0% in the first half year-on-year and this fed through to profits, as operating expenses remained stable. This evolution reflected the impact of corporate operations in Spain and Portugal. Excluding this, the area would reduce the fall in gross income (-6.6%) and in attributable profit.

The area’s total contribution to the Group including revenues recorded by the distribution networks amounted to EUR 1,969 million (-4.0% y-o-y; -2.4% on a like-for-like basis). These revenues accounted for 9% of the operating areas’ total. The total results for the Group (profit before tax plus fees paid to the networks) were EUR 1,814 million (-3.5% y-o-y and -1.8% on a like-for-like basis).

Asset Management

Attributable profit in the first half was EUR 57 million, 7.7% more than in the first half of 2012, following a fall of 1.4% in gross income which was offset by lower provisions.

The total result for the Group (profit before tax plus fees paid to the networks) was EUR 506 million (-2.3% y-o-y).

The total volume of managed funds was EUR 156,500 million, 2% more than at the end of 2012 and 14% higher than in June 2012. Of this, EUR 98,600 million were mutual and pension funds, EUR 9,100 million were clients portfolios other than funds, including institutional mandates, and EUR 48,800 million of management mandates on behalf of other Group units.

JANUARY – JUNE	59

FINANCIAL REPORT 2013 INFORMATION BY SECONDARY SEGMENTS

The main developments by units and countries were as follows:

•

In traditional management of assets, the Group managed EUR 153,700 million, of which EUR 98,100 are funds, investment companies and clients’ pension plans. Of the total, 87% is concentrated in the four large markets of Spain, Brazil, the UK, and Mexico.

In Spain, Santander Asset Management, with leadership positions in mutual funds (15.3% market share according to Inverco, +35 b.p. in the quarter), focuses on profiled funds, while reducing its participation in money market funds, which have lower value added. Funds under traditional management, including pension funds and mandates, amounted to EUR 54,500 million (+7% more than at the end of 2012).

Brazil has EUR 43,600 million under management. The growth since the end of 2012 (+8% in reales) is due to retail clients and corporate as institutional mandates remained stable.

The UK reduced its balances (-1% in sterling) to EUR 24,300 million, as its business focus was more selective.

Mexico continued to improve the mix of the EUR 10,800 million under management (+4% in pesos in the first half), backed by the launch of guaranteed funds and others with risk profiles tailored to clients’ needs.

•

In non-traditional management (real estate, alternative management and private equity funds), Santander Asset Management continued to adjust its activity to the scant demand for these products. Managed funds remained at EUR 3,000 million.

Insurance

Santander Insurance posted an attributable profit of EUR 118 million in the first half, 19.3% less than in the same period of 2012. This decline reflects the impact of the life assurance reinsurance agreements in Spain and Portugal. Excluding this impact, profit was virtually the same (+0.6%).

Insurance business, at a management level, including fee income paid to the commercial networks, generated EUR 1,376 million of revenues for the Group (-4.4% y-o-y although increasing on a like-for-like basis and +1.4% at constant exchange rates). The total result for the Group (income before taxes of insurers and brokers plus fee income received by the networks) was EUR 1,308 million (-4.0% y-o-y and +2.1% on a like-for-like basis and constant euros).

Continental Europe’s total results were 3.8% lower, although on a like-for-like basis they rose (+5.9% y-o-y) due to the good evolution of Spain and Portugal.

Spain’s results were 3.1% lower year-on-year (+12.9% excluding the corporate operations). Portugal’s fell 22.2% year-on-year and were 15.2% higher excluding reinsurance, backed by savings-investment products. Poland (-4.7% in local currency) reflected the slowdown in its business, given its focus on protection products, before incorporating the new commercial network.

Santander Consumer Finance managed to stabilise its result in the first half after recording a decline in the first quarter. Of note was the stronger growth in Germany, Poland and the Nordic countries, the latter registered double-digit growth.

The UK’s total result declined 32.8% in sterling, within the strategy of adjusting its range of products to clients’ needs.

Latin America’s total result was 7.4% higher year-on-year in constant euros and on a like-for-like basis, backed by placement of protection products via banking networks and intensive use of alternative channels. In local currency, noteworthy contribution of Mexico (+18.7%) and Brazil (+6.9%), as well as Argentina, Uruguay and Puerto Rico (growth rates of more than 20%). Only Chile’s result was lower (-19.5%) because of the reduced contracting of protection products.

In the US stronger activity in the second quarter, which increased fee income from the distribution of third party insurance by 58.3% year-on-year in dollars.

ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT

(EUR Million)

		Gross income			Net operating income					Attributable profit
		Var.(%)		Var.(%)		Var.(%)		Var.(%)		Var.(%)		Var.(%)
	Q2’13	o/Q1’13	H1’13	o/H1’12	Q2’13	o/Q1’13	H1’13	o/H1’12	Q2’13	o/Q1’13	H1’13	o/H1’12
Mutual funds	81	3.4	160	(2.6)	38	5.9	75	(6.9)	25	1.1	51	5.3
Pension funds	6	(10.9)	13	16.6	4	(17.4)	9	31.4	3	(15.5)	6	31.2
Insurance	108	(5.2)	221	(21.8)	74	(8.5)	155	(28.5)	56	(8.4)	118	(19.3)
Asset Manag. and Insurance	195	(2.0)	394	(14.0)	117	(4.6)	239	(21.4)	85	(6.0)	175	(12.1)

60	JANUARY – JUNE

CORPORATE GOVERNANCE AND SIGNIFICANT EVENTS IN THE QUARTER FINANCIAL REPORT 2013

Corporate Governance

Changes in the board’s composition

Changes were made to the board and to its committees during the first half of 2013.

At the meeting held on 29 April, Alfredo Sáenz Abad communicated his voluntary resignation as second vice-chairman and chief executive officer and as of that date stopped being a member of the board.

The board agreed to appoint Javier Marín Romano as chief executive officer. Until then, he had been head of the global insurance, asset management and private banking division.

The board also agreed the following: (i) Appoint Matías Rodríguez Inciarte second vice-chairman. He is head of the Group’s risk management and chairman of the board’s Risk Committee. He stopped being third vice-chairman. (ii) Accept the resignation of Manuel Soto Serrano as fourth vice-chairman and member of the board of directors, and name in his place Juan Miguel Villar Mir as an independent director. (iii) Appoint Guillermo de la Dehesa Romero, an independent director, third vice-chairman to replace Manuel Soto Serrano as chairman of the Audit and Compliance Committee. (iv) Appoint Javier Marín Romano and Isabel Tocino Biscarolasaga to the Executive Committee of the board. (v) Appoint Rodrigo Echenique Gordillo a member of the board’s Risk Committee.

Banco Santander’s board has 16 directors, five of whom are executive and 11 non-executive. Of the 11 non-executive directors, eight are independent, one proprietary and two, in the board’s view, are neither proprietary nor independent.

The average number of years on the board of the independent directors at 30 June, 2013 was 8.9 years (10.2 years with the composition at the end of 2012 and 11.1 years at the end of 2011).

Capital increase

In accordance with the agreements adopted at the AGM on 22 March, 2013, the bank’s capital stock was increased on 30 April by EUR 135,458,718, through the issue of 270,917,436 new shares of EUR 0.50 nominal value each charged to reserves, issued at par and assigned to the holders of free allocation rights under the Santander Dividendo Elección (scrip dividend) programme.

Following this operation, the bank’s capital stock was EUR 5,404,800,290.50, represented by 10,809,600,581 shares with a nominal value of EUR 0.50 each.

Merger with Banesto

On 3 May, 2013, the merger by absorption of Banco Español de Crédito, S.A. (Banesto) was recorded in the Mercantile Registry of Cantabria and, as a result, it ceased to exist.

On 6 May, 2013, Banesto’s shareholders received the Santander shares delivered in exchange.

Significant events in the quarter and subsequent ones

Agreement to promote global asset management business

Banco Santander has entered into an agreement with affiliates of leading global private equity firms Warburg Pincus and General Atlantic to boost the global growth of its asset management unit, Santander Asset Management (SAM). Under the agreement, which is conditioned upon regulatory and corporate approvals, Warburg Pincus and General Atlantic will jointly hold a 50% stake in a holding company that will integrate SAM’s 11 asset management companies in the countries in which it operates. The remaining 50% will be owned by Grupo Santander.

The transaction will improve SAM’s ability to compete with the leading international independent asset managers. SAM envisages a doubling of its volume in five years. It will also play an active role in the industry’s consolidation.

Under the agreement, Banco Santander will distribute products managed by SAM in the countries in which the Group has a retail network. Banco Santander will benefit from the broader, enhanced range of products and services it will be able to offer its customers. In addition, SAM will expand the distribution of its products and services internationally beyond the Banco Santander branch network.

The agreement with Warburg Pincus and General Atlantic values Santander’s Asset Management unit at EUR 2,047 million. The transaction, which is expected to be completed by the end of the year, will generate a net capital gain of EUR 700 million for Grupo Santander.

SCUSA begins process for IPO with the US Securities and Exchange Commission

Santander Consumer USA Inc. announced on July 5 it had commenced formalities to obtain authorization from the U.S. Securities and Exchange Commission (SEC) for an initial public share offering. No shares may be offered to the public until the SEC has granted its authorization.

Commencement of procedures with the SEC does not imply that a final decision has been taken on the application for admission to trading or public offer; therefore the date on which this would be carried out or the number of shares that could be sold, where applicable, has not yet been decided.

JANUARY – JUNE	61

FINANCIAL REPORT 2013 CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Grupo Santander continued to develop new initiatives under its commitment to Corporate Social Responsibility. The highlights of the second quarter were:

Sustainability

•	Santander named “Sustainable Global Bank of the Year”

Banco Santander was named sustainable global bank of the year in the eighth edition of the Sustainable Finance Awards by the Financial Times and the International Finance Corp., a World Bank agency. Banco Santander Brazil was the winner in the Americas.

The latest edition attracted 254 institutions from various sectors from 61 countries. These awards are widely seen as the international benchmark for socially responsible investment and banking, and are an important recognition of Banco Santander’s leadership in different spheres of its sustainability strategy, such as support for higher education, local programs of social and financial inclusion, microcredits and commitment to conserving the environment.

This award makes Banco Santander a world reference in Corporate Social Responsibility.

Meanwhile, the 50 Best Global Green Brand ranking drawn up by Interbrand put Santander as one of the world’s greenest brands and the first international bank as a result of the progress made in energy efficiency, financing renewable energy projects and protecting the biodiversity.

•	Socially responsible indices

Banco Santander renewed its inclusion in the FTSE4Good index, which, together with the Dow Jones Sustainability Index, is one of the most prestigious in the sphere of sustainability. Both indices have become the main measurers of the sustainable performance of companies.

Social investment

•	Santander Universities

Banco Santander supports higher education, research and entrepreneurship through more than 1,000 cooperation agreements with universities all over the world.

Under the framework of this cooperation, the bank renewed its relation with the State University of New York, the largest university in the US, with 500,000 students and 88,000 teaching and administrative staff. The aim is to develop an innovative software platform for knowledge exchange throughout the world and develop online methods of multicultural learning.

Emilio Botín, the chairman of Santander, announced at the XIII Annual General Meeting of Universia shareholders the granting of 10,000 new scholarships for 2014 and 2015, under the programme of Santander Work Experience Scholarships in SMEs.

These offer university students the chance to join the labour market via paid work experience in SMEs.

Lastly, in order to foster financial education, the website www.finanzasparamortales.com was launched, a project promoted by the Cantabria University Foundation and the Santander Financial Institute with the support of the Conference of Rectors of Spanish Universities. This portal will make available to the public basic financial knowledge in order to foster a stronger culture of the use of banking services. The first phase of the portal is aimed at universities and will gradually include other collectives.

•	Investment in the community

Banco Santander develops local support programmes for communities in order to contribute to their economic and social progress, many of which involve Group professionals.

Banco Santander and its employees in Spain delivered in May EUR 200,000 to six winning entities of the fifth convening of social projects. This initiative enables employees in Spain to propose NGO projects focused on helping the most needy. The winning projects, chosen through a vote among employees, are financed by contributions from the bank’s employees who took part in the “Euros de tu nómina” programme. Santander matches the contributions. The winners were: Cris contra el Cáncer, Fundación Bobath, Fundación Padre Garralda-Horizontes Abiertos, Fundación Madrina, Fundación Española de Banco de Alimentos and Fundación síndrome de Dravet.

In June, in order to strengthen pride in belonging to the Group and foster solidarity among employees, the sixth edition of the “Semana Santander eres tú” was held. Under the slogan “Más conectados que nunca y conectados con el cliente”, the group’s more than 186,000 employees had the chance to participate in sports competitions, informative meetings, activities with colleagues and family members and events to foster commitment and contributing to improve the environment.

In Chile, the bank delivered for the 10th year running the academic excellence scholarships for young people without resources.

The environment and climate change

The bank, as part of its commitment to protect the environment and combat climate change, joined for the fifth year running the global initiative of the World Wildlife Fund, the Hour of the Planet, and turned off the lights of its central offices in several countries. More than 35,000 companies in 700 cities in 150 countries are involved in the campaign.

As part of the World Environment Day, Grupo Santander made available to employees, via its intranet, an internal study called “The environmental challenge” which explained, among other things, the Group’s main environmental challenges and the measures taken to protect the environment. The study included a list of good environmental practices.

In order to make known and share best energy management practices among all the bank’s units, Santander Global Facilities held its First International Energy Efficiency workshop at which representatives from the Group’s main countries explained the measures being taken locally to achieve better efficiency in reducing their consumption of electricity and CO2 emissions.

62	JANUARY – JUNE

APPENDIX FINANCIAL REPORT 2013

APPENDIX

•	Consolidated income statement

•	Consolidated balance sheet

NOTE:	The financial information for the first half of 2013 and 2012 comes from the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

CONSOLIDATED INCOME STATEMENT (EUR Million)

	H1’13	H1’12
Interest and similar income	26,373	30,408
Interest expense and similar charges	(13,000)	(15,023)
INTEREST INCOME	13,373	15,385
Income from equity instruments	204	277
Share of results of entities accounted for using the equity method	268	256
Fee and commission income	6,350	6,344
Fee and commission expense	(1,302)	(1,176)
Gains/ Losses on financial assets and liabilities (net)	1,419	1,683
Exchange differences (net)	429	(200)
Other operating income	3,261	3,186
Other operating expenses	(3,392)	(3,334)
GROSS OPERATING INCOME	20,610	22,421
Administrative expenses	(8,827)	(8,941)
Personnel expenses	(5,129)	(5,221)
Other general expenses	(3,698)	(3,720)
Depreciation and amortisation	(1,169)	(1,036)
Provisions (net)	(1,178)	(860)
Impairment losses on financial assets (net)	(6,013)	(9,016)
PROFIT FROM OPERATIONS	3,423	2,568
Impairment losses on other assets (net)	(206)	(123)
Gains / (Losses) on disposal of assets not classified as non-current assets held for sale	708	653
Negative consolidation difference	—	—
Gains / (Losses) on non-current assets held for sale not classified as discontinued operations	(213)	(393)
PROFIT/ (LOSS) BEFORE TAX	3,712	2,705
Income tax	(891)	(543)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	2,821	2,162
Profit from discontinued operations (net)	(14)	28
CONSOLIDATED PROFIT FOR THE PERIOD	2,807	2,190
Profit for the period attributable to the parent	2,255	1,749
Profit attributable to minority interests	552	441
EARNINGS PER SHARE
Basic earning per share (euros)	0.21	0.18
Diluted earning per share (euros)	0.21	0.18

NOTE: The financial information in this report was approved by the Bank’s Board of Directors at its meeting on July 23, 2013, following a favourable report from the Audit and Compliance Committee on July 17, 2013. In its review, the Audit and Compliance Committee ensured that the first half information has been drawn up in accordance with the same principles and practices as the annual financial statements. In addition, the auditing firm issued the corresponding report on the Group’s summarized statements consolidated at June, 30 2013 in the context of what is set out in Royal Decree 1362/2007.

JANUARY – JUNE	63

FINANCIAL REPORT 2013 APPENDIX

CONSOLIDATED BALANCE SHEET (EUR Million)

	30.06.13	31.12.12	30.06.12
ASSETS
Cash and balances with central banks	81,673	118,488	86,719
Financial assets held for trading	169,729	177,917	196,487
Other financial assets at fair value through profit or loss	40,118	28,356	27,776
Available-for-sale financial assets	105,616	92,266	97,647
Loans and receivables	730,764	756,858	787,158
Held-to-maturity investments	—	—	—
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,859	2,274	2,225
Hedging derivatives	8,420	7,936	9,361
Non-current asets held for sale	4,546	5,700	6,429
Investments	5,012	4,454	4,730
Associates	2,175	1,957	2,132
Jointly controlled entities	2,837	2,497	2,598
Insurance contracts linked to pensions	429	405	444
Reinsurance assets	357	424	237
Tangible assets	13,949	13,860	13,398
Property, plant and equipment	9,979	10,315	9,760
Investment property	3,970	3,545	3,638
Intangible assets	26,989	28,062	28,213
Goodwill	23,878	24,626	25,136
Other intangible assets	3,111	3,436	3,077
Tax assets	25,265	27,053	24,939
Current	5,692	6,111	5,437
Deferred	19,573	20,942	19,502
Other assets	8,392	5,547	6,290
TOTAL ASSETS	1,223,118	1,269,600	1,292,053
LIALIBITIES AND EQUITY
Financial liabilities held for trading	139,904	143,242	161,487
Other financial liabilities at fair value through profit or loss	54,779	45,418	38,757
Financial liabilities at amortised cost	910,139	959,321	973,085
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	117	598	562
Hedging derivatives	5,424	6,444	7,462
Liabilities associated with non-current assets held for sale	1	1	4
Liabilities under insurance contracts	1,091	1,425	425
Provisions	15,116	16,148	16,451
Tax liabilities	6,855	7,765	7,627
Current	4,903	5,162	4,848
Deferred	1,952	2,603	2,779
Other liabilities	8,298	7,963	6,371
TOTAL LIABILITIES	1,141,724	1,188,325	1,212,231
Shareholders’ equity	83,202	81,334	80,696
Capital or endowment fund	5,405	5,161	4,718
Share premium	37,119	37,412	32,113
Reserves	38,205	37,153	36,037
Other equity instruments	297	250	6,138
Less: Treasury shares	(79)	(287)	(59)
Profit for the year attributable to the Parent	2,255	2,295	1,749
Less: Dividends and remuneration	—	(650)	—
Valuation adjustments	(11,903)	(9,474)	(8,944)
Available-for-sale financial assets	(262)	(249)	(2,311)
Cash flow hedges	(265)	(219)	(388)
Hedges of net investments in foreign operations	(2,614)	(2,957)	(3,243)
Exchange differences	(5,914)	(3,013)	(989)
Non-current assets held for sale	—	—	—
Entities accounted for using the equity method	(216)	(152)	(83)
Rest valuation adjustments	(2,632)	(2,884)	(1,930)
Total equity attributable to the parent	71,299	71,860	71,752
Minority interests	10,095	9,415	8,070
Valuation adjustments	(811)	(308)	157
Other equity instruments	10,906	9,723	7,913
TOTAL EQUITY	81,394	81,275	79,822
TOTAL LIABILITIES AND EQUITY	1,223,118	1,269,600	1,292,053
Memorandum items
Contingent liabilities	43,347	45,033	48,199
Contingent commitments	186,257	216,042	203,670

64	JANUARY – JUNE

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain)

Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda, 9-12, Santander (Spain) Tel: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander

Avda, de Cantabria, s/n 28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

Key consolidated data

			Variation
	H1 ’13	H1 ’12	Amount	%	2012
Balance sheet and income statement (EUR million)
Total assets	1,223,118	1,292,052	(68,935)	(5.3)	1,269,598
Net customer loans	700,149	764,768	(64,619)	(8.4)	719,112
Customer deposits	644,934	644,009	925	0.1	626,639
Customer funds under management	968,565	1,000,165	(31,599)	(3.2)	968,987
Shareholders’ equity	83,202	80,696	2,506	3.1	80,921
Total managed funds	1,342,024	1,417,236	(75,212)	(5.3)	1,387,740
Net interest income	13,374	15,385	(2,011)	(13.1)	29,923
Gross income	20,610	22,409	(1,799)	(8.0)	43,406
Pre-provision profit (net operating income)	10,614	12,432	(1,818)	(14.6)	23,422
Profit from continuing operations	2,821	2,162	659	30.5	2,993
Attributable profit to the Group	2,255	1,749	506	28.9	2,295
EPS, profitability and efficiency (%)
EPS (euro)	0.21	0.18	0.03	16.5	0.23
ROE	5.60	4.44			2.91
ROTE	8.05	6.55			4.28
ROA	0.45	0.34			0.25
RoRWA	1.01	0.77			0.56
Efficiency ratio (with amortisations)	48.5	44.5			46.0
Core capital ratio (BIS II) and NPL ratios (%)
Core capital (BIS II)	11.11	10.10			10.33
NPL ratio*	5.18	4.11			4.54
NPL coverage*	66.4	64.3			72.4
Market capitalisation and shares
Shares (millions at period-end)	10,810	9,435	1,374	14.6	10,321
Share price (euros)	4.902	5.221	(0.319)	(6.1)	6.100
Market capitalisation (EUR million)	52,989	49,261	3,728	7.6	62,959
Book value (euro)	7.71	8.18			7.88
Price / Book value (X)	0.64	0.64			0.77
P/E ratio (X)	11.46	14.23			25.96
Other data
Number of shareholders	3,292,650	3,275,132	17,518	0.5	3,296,270
Number of employees	186,785	187,251	(466)	(0.2)	186,763
Number of branches	14,680	14,569	111	0.8	14,392
Information on ordinary profit
Attributable profit to the Group	2,255	3,053	(798)	(26.1)	5,341
EPS (euro)	0.21	0.32	(0.11)	(33.2)	0.55
ROE	5.60	7.75			6.78
ROTE	8.05	11.43			9.97
ROA	0.45	0.55			0.48
RoRWA	1.01	1.23			1.10
P/E ratio (X)	11.46	8.15			11.15

Note:	The financial information in this report was approved by the Board of Directors at its meeting on July, 23 2013, following a favourable report from the Audit and Compliance Committee on July, 17 2013.
(*).-	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 4.92% and NPL coverage 69%.

Income statement

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Net interest income	13,374	15,385	(2,011)	(13.1)

Net fees	5,048	5,168	(120)	(2.3)
Gains (losses) on financial transactions	1,848	1,473	375	25.5
Other operating income	341	384	(43)	(11.2)
Dividends	204	277	(73)	(26.2)
Income from equity-accounted method	268	256	12	4.6
Other operating income/expenses	(131)	(149)	18	(12.0)

Gross income	20,610	22,409	(1,799)	(8.0)

Operating expenses	(9,996)	(9,977)	(19)	0.2
General administrative expenses	(8,827)	(8,941)	114	(1.3)
Personnel	(5,129)	(5,221)	91	(1.7)
Other general administrative expenses	(3,698)	(3,720)	23	(0.6)
Depreciation and amortisation	(1,169)	(1,036)	(133)	12.8

Net operating income	10,614	12,432	(1,818)	(14.6)

Net loan-loss provisions	(5,984)	(6,519)	535	(8.2)
Impairment losses on other assets	(237)	(180)	(57)	31.8
Other income	(677)	(869)	192	(22.1)

Ordinary profit before taxes	3,717	4,865	(1,149)	(23.6)

Tax on profit	(889)	(1,377)	488	(35.4)

Ordinary profit from continuing operations	2,828	3,488	(661)	(18.9)

Net profit from discontinued operations	(14)	28	(42)	—

Ordinary consolidated profit	2,814	3,516	(703)	(20.0)

Minority interests	558	463	95	20.6

Ordinary attributable profit to the Group	2,255	3,053	(798)	(26.1)

Net capital gains and provisions	—	(1,304)	1,304	(100.0)

Attributable profit to the Group	2,255	1,749	506	28.9

EPS (euros)	0.21	0.18	0.03	16.5

Diluted EPS (euros)	0.21	0.18	0.03	16.7

Pro memoria:
Average total assets	1,252,016	1,285,714	(33,699)	(2.6)
Average shareholders’ equity	80,516	78,764	1,752	2.2

Quarterly income statement

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Net interest income	7,763	7,622	7,438	7,100	6,652	6,722

Net fees	2,612	2,556	2,566	2,526	2,516	2,531
Gains (losses) on financial transactions	797	675	643	583	969	879
Other operating income	114	270	67	75	154	187
Dividends	61	216	66	80	59	145
Income from equity-accounted method	136	120	84	87	154	114
Other operating income/expenses	(83)	(66)	(83)	(93)	(59)	(72)

Gross income	11,287	11,123	10,713	10,283	10,290	10,320

Operating expenses	(5,043)	(4,934)	(5,067)	(4,939)	(4,996)	(5,000)
General administrative expenses	(4,519)	(4,422)	(4,464)	(4,396)	(4,428)	(4,400)
Personnel	(2,634)	(2,587)	(2,608)	(2,478)	(2,582)	(2,548)
Other general administrative expenses	(1,885)	(1,835)	(1,856)	(1,918)	(1,846)	(1,852)
Depreciation and amortisation	(524)	(512)	(603)	(543)	(569)	(600)

Net operating income	6,244	6,188	5,646	5,344	5,294	5,320

Net loan-loss provisions	(3,118)	(3,401)	(2,987)	(3,134)	(2,919)	(3,065)
Impairment losses on other assets	(83)	(97)	(81)	(592)	(110)	(126)
Other income	(487)	(381)	(475)	(105)	(261)	(415)

Ordinary profit before taxes	2,556	2,309	2,103	1,512	2,003	1,713

Tax on profit	(720)	(657)	(662)	(275)	(496)	(393)

Ordinary profit from continuing operations	1,836	1,652	1,441	1,237	1,508	1,320

Net profit from discontinued operations	17	11	22	20	—	(14)

Ordinary consolidated profit	1,853	1,663	1,463	1,257	1,508	1,306

Minority interests	227	237	198	234	303	256

Ordinary attributable profit to the Group	1,627	1,427	1,264	1,024	1,205	1,050

Net capital gains and provisions	—	(1,304)	(1,142)	(601)	—	—

Attributable profit to the Group	1,627	123	122	423	1,205	1,050

EPS (euros)	0.17	0.01	0.01	0.04	0.12	0.10

Diluted EPS (euros)	0.17	0.01	0.01	0.04	0.11	0.10

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1 ’13	H1 ’12	30.06.13	31.12.12	30.06.12
US$	1.3128	1.2959	1.3080	1.3194	1.2590
Pound	0.8505	0.8223	0.8572	0.8161	0.8068
Brazilian real	2.6640	2.4088	2.8899	2.7036	2.5788
New Mexican peso	16.4709	17.1777	17.0413	17.1845	16.8755
Chilean peso	628.0163	638.4396	661.5210	631.7287	631.0738
Argentine peso	6.7247	5.6882	7.0315	6.4865	5.5988
Polish zloty	4.1762	4.2429	4.3376	4.0740	4.2488

Net fees

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Fees from services	2,948	3,013	(65)	(2.2)
Mutual & pension funds	559	590	(32)	(5.3)
Securities and custody	351	354	(3)	(0.8)
Insurance	1,190	1,211	(21)	(1.7)

Net fee income	5,048	5,168	(120)	(2.3)

Operating expenses

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Personnel expenses	5,129	5,221	(91)	(1.7)
General expenses	3,698	3,720	(23)	(0.6)
Information technology	477	464	14	2.9
Communications	300	337	(37)	(11.1)
Advertising	287	322	(35)	(10.9)
Buildings and premises	928	872	55	6.4
Printed and office material	83	82	1	0.9
Taxes (other than profit tax)	219	196	23	11.7
Other expenses	1,404	1,447	(43)	(3.0)

Personnel and general expenses	8,827	8,941	(114)	(1.3)

Depreciation and amortisation	1,169	1,036	133	12.8

Total operating expenses	9,996	9,977	19	0.2

Net loan-loss provisions

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Non performing loans	6,505	7,130	(625)	(8.8)
Country-risk	6	7	(1)	(15.2)
Recovery of written-off assets	(528)	(619)	91	(14.7)

Total	5,984	6,519	(535)	(8.2)

Balance sheet

EUR million

			Variation
	30.06.13	30.06.12	Amount	%	31.12.12
Assets
Cash on hand and deposits at central banks	81,673	86,719	(5,046)	(5.8)	118,488
Trading portfolio	169,729	196,487	(26,758)	(13.6)	177,917
Debt securities	51,275	48,477	2,798	5.8	43,101
Customer loans	13,776	22,688	(8,913)	(39.3)	9,162
Equities	5,090	4,769	321	6.7	5,492
Trading derivatives	91,437	112,303	(20,866)	(18.6)	110,319
Deposits from credit institutions	8,151	8,250	(99)	(1.2)	9,843
Other financial assets at fair value	40,118	27,776	12,341	44.4	28,356
Customer loans	14,389	18,716	(4,326)	(23.1)	13,936
Other (deposits at credit institutions, debt securities and	25,728	9,061	16,668	184.0	14,420
Available-for-sale financial assets	105,617	97,647	7,970	8.2	92,267
Debt securities	100,811	93,111	7,700	8.3	87,724
Equities	4,805	4,536	270	5.9	4,542
Loans	730,764	787,159	(56,394)	(7.2)	756,858
Deposits at credit institutions	50,996	57,340	(6,344)	(11.1)	53,785
Customer loans	671,984	723,364	(51,380)	(7.1)	696,013
Debt securities	7,784	6,454	1,329	20.6	7,059
Investments	5,012	4,730	282	6.0	4,453
Intangible assets and property and equipment	17,060	16,474	586	3.6	17,296
Goodwill	23,878	25,136	(1,258)	(5.0)	24,626
Other	49,267	49,924	(657)	(1.3)	49,338

Total assets	1,223,118	1,292,052	(68,935)	(5.3)	1,269,598

Liabilities and shareholders’ equity
Trading portfolio	139,903	161,487	(21,584)	(13.4)	143,241
Customer deposits	17,569	28,765	(11,197)	(38.9)	8,897
Marketable debt securities	1	94	(93)	(99.1)	1
Trading derivatives	89,935	110,958	(21,023)	(18.9)	109,743
Other	32,399	21,669	10,729	49.5	24,600
Other financial liabilities at fair value	54,779	38,757	16,022	41.3	45,418
Customer deposits	32,427	23,974	8,453	35.3	28,638
Marketable debt securities	6,154	6,168	(15)	(0.2)	4,904
Due to central banks and credit institutions	16,198	8,615	7,583	88.0	11,876
Financial liabilities at amortized cost	910,139	973,084	(62,945)	(6.5)	959,321
Due to central banks and credit institutions	98,115	138,200	(40,085)	(29.0)	131,670
Customer deposits	594,938	591,269	3,668	0.6	589,104
Marketable debt securities	182,452	202,303	(19,851)	(9.8)	201,064
Subordinated debt	16,118	22,408	(6,289)	(28.1)	18,238
Other financial liabilities	18,516	18,905	(389)	(2.1)	19,245
Insurance liabilities	1,091	425	666	156.8	1,425
Provisions	15,116	16,451	(1,334)	(8.1)	16,148
Other liability accounts	20,696	22,026	(1,330)	(6.0)	22,771

Total liabilities	1,141,724	1,212,229	(70,506)	(5.8)	1,188,324

Shareholders’ equity	83,202	80,696	2,506	3.1	81,333
Capital stock	5,405	4,718	687	14.6	5,161
Reserves	75,542	74,229	1,313	1.8	74,528
Attributable profit to the Group	2,255	1,749	506	28.9	2,295
Less: dividends	—	—	—	—	(650)
Equity adjustments by valuation	(11,903)	(8,944)	(2,960)	33.1	(9,474)
Minority interests	10,095	8,071	2,024	25.1	9,415

Total equity	81,394	79,823	1,571	2.0	81,275

Total liabilities and equity	1,223,118	1,292,052	(68,935)	(5.3)	1,269,598

Balance sheet

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Assets
Cash on hand and deposits at central banks	111,943	86,719	95,979	118,488	79,202	81,673
Trading portfolio	174,223	196,487	199,727	177,917	184,803	169,729
Debt securities	53,235	48,477	41,521	43,101	49,703	51,275
Customer loans	13,300	22,688	20,639	9,162	13,089	13,776
Equities	5,304	4,769	5,097	5,492	5,294	5,090
Trading derivatives	95,495	112,303	122,472	110,319	105,391	91,437
Deposits from credit institutions	6,889	8,250	9,998	9,843	11,326	8,151
Other financial assets at fair value	20,358	27,776	29,150	28,356	44,972	40,118
Customer loans	12,116	18,716	15,788	13,936	13,821	14,389
Other (deposits at credit institutions, debt securities and	8,242	9,061	13,361	14,420	31,151	25,728
Available-for-sale financial assets	99,165	97,647	97,189	92,267	107,125	105,617
Debt securities	94,349	93,111	92,803	87,724	102,511	100,811
Equities	4,816	4,536	4,386	4,542	4,614	4,805
Loans	779,331	787,159	781,509	756,858	766,319	730,764
Deposits at credit institutions	52,924	57,340	58,649	53,785	61,898	50,996
Customer loans	719,533	723,364	716,253	696,013	696,904	671,984
Debt securities	6,874	6,454	6,607	7,059	7,517	7,784
Investments	4,685	4,730	4,676	4,453	4,729	5,012
Intangible assets and property and equipment	16,816	16,474	17,055	17,296	17,227	17,060
Goodwill	25,200	25,136	25,178	24,626	25,070	23,878
Other	51,117	49,924	49,543	49,338	52,253	49,267

Total assets	1,282,838	1,292,052	1,300,006	1,269,598	1,281,698	1,223,118

Liabilities and shareholders’ equity
Trading portfolio	149,125	161,487	172,388	143,241	154,089	139,903
Customer deposits	16,085	28,765	23,086	8,897	13,200	17,569
Marketable debt securities	74	94	122	1	1	1
Trading derivatives	96,889	110,958	123,459	109,743	105,624	89,935
Other	36,077	21,669	25,721	24,600	35,264	32,399
Other financial liabilities at fair value	47,490	38,757	42,259	45,418	59,422	54,779
Customer deposits	32,068	23,974	22,788	28,638	31,473	32,427
Marketable debt securities	5,247	6,168	6,769	4,904	5,650	6,154
Deposits at credit institutions	10,174	8,615	12,702	11,876	22,298	16,198
Financial liabilities at amortized cost	964,252	973,084	961,851	959,321	943,057	910,139
Due to central banks and credit institutions	124,780	138,200	138,261	131,670	103,375	98,115
Customer deposits	594,633	591,269	584,199	589,104	608,555	594,938
Marketable debt securities	201,697	202,303	199,256	201,064	195,091	182,452
Subordinated debt	22,821	22,408	19,090	18,238	17,828	16,118
Other financial liabilities	20,321	18,905	21,044	19,245	18,208	18,516
Insurance liabilities	717	425	1,129	1,425	1,263	1,091
Provisions	17,206	16,451	15,952	16,148	16,021	15,116
Other liability accounts	21,914	22,026	24,039	22,771	23,305	20,696

Total liabilities	1,200,705	1,212,229	1,217,618	1,188,324	1,197,157	1,141,724

Shareholders’ equity	80,717	80,696	81,281	81,333	82,158	83,202
Capital stock	4,538	4,718	4,949	5,161	5,269	5,405
Reserves	74,552	74,229	74,862	74,528	75,683	75,542
Attributable profit to the Group	1,627	1,749	1,872	2,295	1,205	2,255
Less: dividends	—	—	(401)	(650)	—	—
Equity adjustments by valuation	(6,831)	(8,944)	(8,561)	(9,474)	(9,013)	(11,903)
Minority interests	8,247	8,071	9,667	9,415	11,397	10,095

Total equity	82,134	79,823	82,388	81,275	84,542	81,394

Total liabilities and equity	1,282,838	1,292,052	1,300,006	1,269,598	1,281,698	1,223,118

Customer loans

EUR million

			Variation
	30.06.13	30.06.12	Amount	%	31.12.12
Spanish Public sector	17,634	17,959	(325)	(1.8)	16,884
Other residents	171,494	188,897	(17,403)	(9.2)	183,130
Commercial bills	7,654	9,081	(1,427)	(15.7)	8,699
Secured loans	97,997	108,305	(10,308)	(9.5)	103,890
Other loans	65,843	71,511	(5,668)	(7.9)	70,540
Non-resident sector	536,878	579,259	(42,381)	(7.3)	544,520
Secured loans	329,471	350,186	(20,715)	(5.9)	339,519
Other loans	207,407	229,073	(21,666)	(9.5)	205,000

Gross customer loans	726,007	786,114	(60,108)	(7.6)	744,534

Loan-loss allowances	25,857	21,346	4,511	21.1	25,422

Net customer loans	700,149	764,768	(64,619)	(8.4)	719,112

Pro memoria: Doubtful loans	39,023	33,499	5,525	16.5	35,301
Public sector	117	133	(16)	(12.3)	121
Other residents	19,201	15,104	4,098	27.1	16,025
Non-resident sector	19,705	18,262	1,443	7.9	19,156

Customer loans

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Spanish Public sector	12,801	17,959	17,738	16,884	17,561	17,634
Other residents	193,462	188,897	188,392	183,130	178,460	171,494
Commercial bills	8,790	9,081	8,567	8,699	8,007	7,654
Secured loans	110,731	108,305	106,295	103,890	101,863	97,997
Other loans	73,940	71,511	73,530	70,540	68,590	65,843
Non-resident sector	557,803	579,259	570,722	544,520	553,946	536,878
Secured loans	343,492	350,186	350,418	339,519	340,486	329,471
Other loans	214,311	229,073	220,304	205,000	213,461	207,407

Gross customer loans	764,065	786,114	776,852	744,534	749,967	726,007

Loan-loss allowances	19,116	21,346	24,172	25,422	26,154	25,857

Net customer loans	744,950	764,768	752,680	719,112	723,814	700,149

Pro memoria: Doubtful loans	31,812	33,499	34,872	35,301	37,138	39,023
Public sector	139	133	103	121	103	117
Other residents	14,613	15,104	15,767	16,025	16,613	19,201
Non-resident sector	17,060	18,262	19,003	19,156	20,422	19,705

Credit risk management *

EUR million

			Variation
	30.06.13	30.06.12	Amount	%	31.12.12
Non-performing loans	40,055	34,339	5,716	16.6	36,061
NPL ratio (%)	5.18	4.11	1.07 p.		4.54
Loan-loss allowances	26,579	22,080	4,499	20.4	26,111
Specific	22,594	17,886	4,708	26.3	21,793
Generic	3,985	4,194	(209)	(5.0)	4,319
NPL coverage (%)	66.4	64.3	2.1 p.		72.4
Cost of credit (%) **	2.05	1.91	0.14 p.		2.38

*	Excluding country-risk
**	12 months net loan-loss provisions / average lending
Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Non-performing loans	32,534	34,339	35,802	36,061	38,051	40,055
NPL ratio (%)	3.98	4.11	4.34	4.54	4.76	5.18
Loan-loss allowances	19,914	22,080	24,889	26,111	26,966	26,579
Specific	15,738	17,886	20,741	21,793	22,565	22,594
Generic	4,176	4,194	4,149	4,319	4,401	3,985
NPL coverage (%)	61.2	64.3	69.5	72.4	70.9	66.4
Cost of credit (%) **	1.51	1.91	2.20	2.38	2.38	2.05

*	Excluding country-risk
**	12 months net loan-loss provisions / average lending

Non-performing loans by quarter

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Balance at beginning of period	32,006	32,534	34,339	35,802	36,061	38,051
Net additions	3,615	5,425	3,815	3,682	3,798	5,875
Increase in scope of consolidation	(602)	(25)	(1)	(0)	743	—
Exchange differences	41	(67)	(36)	(430)	278	(1,260)
Write-offs	(2,527)	(3,529)	(2,316)	(2,993)	(2,829)	(2,611)

Balance at period-end	32,534	34,339	35,802	36,061	38,051	40,055

Customer funds under management

EUR million

			Variation
	30.06.13	30.06.12	Amount	%	31.12.12
Resident public sector	10,734	7,334	3,401	46.4	8,487
Other residents	167,266	147,886	19,380	13.1	157,011
Demand deposits	76,274	72,016	4,258	5.9	71,526
Time deposits	83,227	61,424	21,803	35.5	75,414
Other	7,764	14,445	(6,681)	(46.3)	10,071
Non-resident sector	466,934	488,789	(21,856)	(4.5)	461,141
Demand deposits	238,021	223,221	14,800	6.6	228,698
Time deposits	163,559	185,528	(21,970)	(11.8)	179,503
Other	65,354	80,040	(14,686)	(18.3)	52,940

Customer deposits	644,934	644,009	925	0.1	626,639

Debt securities*	188,607	208,565	(19,958)	(9.6)	205,969
Subordinated debt	16,118	22,408	(6,289)	(28.1)	18,238

On-balance-sheet customer funds	849,659	874,981	(25,322)	(2.9)	850,846

Mutual funds	88,447	97,683	(9,236)	(9.5)	89,176
Pension funds	10,135	9,436	698	7.4	10,076
Managed portfolios	20,325	18,064	2,261	12.5	18,889

Other customer funds under management	118,907	125,184	(6,277)	(5.0)	118,141

Customer funds under management	968,565	1,000,165	(31,599)	(3.2)	968,987

*	Including retail commercial paper (EUR million): 7,471 in June 2013, 9,803 in June 2012 and 11,536 in December 2012

Mutual funds

EUR million

			Variation
	30.06.13	30.06.12	Amount	%	31.12.12
Spain	24,340	24,060	280	1.2	23,093
Portugal	1,281	1,441	(160)	(11.1)	1,544
Poland	2,529	2,059	470	22.8	2,443
United Kingdom	10,687	16,110	(5,423)	(33.7)	13,919
Latin America	49,610	54,013	(4,404)	(8.2)	48,178

Total	88,447	97,683	(9,236)	(9.5)	89,176

Pension funds

EUR million

			Variation
	30.06.13	30.06.12	Amount	%	31.12.12
Spain	9,366	8,680	687	7.9	9,289
Portugal	768	757	11	1.5	787

Total	10,135	9,436	698	7.4	10,076

Customer funds under management

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Resident public sector	10,925	7,334	7,277	8,487	13,198	10,734
Other residents	137,134	147,886	145,147	157,011	164,090	167,266
Demand deposits	67,382	72,016	68,863	71,526	73,015	76,274
Time deposits	60,511	61,424	62,440	75,414	82,772	83,227
Other	9,241	14,445	13,844	10,071	8,302	7,764
Non-resident sector	494,727	488,789	477,649	461,141	475,940	466,934
Demand deposits	224,318	223,221	231,458	228,698	238,130	238,021
Time deposits	194,764	185,528	182,822	179,503	176,979	163,559
Other	75,645	80,040	63,369	52,940	60,831	65,354

Customer deposits	642,786	644,009	630,072	626,639	653,228	644,934

Debt securities*	207,018	208,565	206,147	205,969	200,742	188,607
Subordinated debt	22,821	22,408	19,090	18,238	17,828	16,118

On-balance-sheet customer funds	872,625	874,981	855,310	850,846	871,798	849,659

Mutual funds	105,914	97,683	93,745	89,176	93,773	88,447
Pension funds	9,765	9,436	9,699	10,076	10,181	10,135
Managed portfolios	19,500	18,064	18,184	18,889	20,926	20,325

Other customer funds under management	135,179	125,184	121,628	118,141	124,880	118,907

Customer funds under management	1,007,804	1,000,165	976,938	968,987	996,678	968,565

*	Including retail commercial paper (in EUR million): 8,346 in March 2012, 9,803 in June 2012, 12,535 in September 2012, 11,536 in December 2012, 10,153 in March 2013 and 7,471 in June 2013

Mutual funds

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Spain	27,292	24,060	23,730	23,093	23,580	24,340
Portugal	1,809	1,441	1,611	1,544	1,437	1,281
Poland	2,059	2,059	2,188	2,443	2,428	2,529
United Kingdom	15,674	16,110	16,243	13,919	12,638	10,687
Latin America	59,080	54,013	49,972	48,178	53,690	49,610

Total	105,914	97,683	93,745	89,176	93,773	88,447

Pension funds

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Spain	8,983	8,680	8,935	9,289	9,401	9,366
Portugal	782	757	764	787	780	768

Total	9,765	9,436	9,699	10,076	10,181	10,135

Total equity and capital with the nature of financial liabilities

EUR million

			Variation
	30.06.13	30.06.12	Amount	%	31.12.12
Capital stock	5,405	4,718	687	14.6	5,161
Additional paid-in surplus	37,119	32,113	5,006	15.6	37,302
Reserves	38,502	42,175	(3,673)	(8.7)	37,513
Treasury stock	(79)	(59)	(20)	33.4	(287)

Shareholders’ equity (before profit and dividends)	80,947	78,947	2,000	2.5	79,689

Attributable profit	2,255	1,749	506	28.9	2,295
Interim dividend distributed	—	—	—	—	(650)
Interim dividend not distributed	—	—	—	—	(412)

Shareholders’ equity (after retained profit)	83,202	80,696	2,506	3.1	80,921

Valuation adjustments	(11,903)	(8,944)	(2,960)	33.1	(9,474)
Minority interests	10,095	8,071	2,024	25.1	9,415

Total equity (after retained profit)	81,394	79,823	1,571	2.0	80,862

Preferred shares and securities in subordinated debt	4,642	5,392	(749)	(13.9)	4,740

Total equity and capital with the nature of financial liabilities	86,036	85,215	822	1.0	85,602

Computable capital and BIS II ratio

EUR million

			Variation
	30.06.13	30.06.12	Amount	%	31.12.12
Core capital	58,157	56,709	1,448	2.6	57,558
Basic capital	62,776	61,816	960	1.6	62,234
Supplementary capital	11,118	15,236	(4,118)	(27.0)	11,981
Deductions	(1,226)	(1,217)	(9)	0.7	(1,279)

Computable capital	72,668	75,834	(3,166)	(4.2)	72,936

Risk-weighted assets	523,272	561,525	(38,253)	(6.8)	557,030

BIS II ratio	13.89	13.50	0.39 p.		13.09

Tier I (before deductions)	12.00	11.01	0.99 p.		11.17

Core capital	11.11	10.10	1.01 p.		10.33

Shareholders’ equity surplus (BIS II ratio)	30,806	30,912	(106)	(0.3)	28,374

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	H1 ’13	H1 ’12	Var (%)	H1 ’13	H1 ’12	Var (%)	H1 ’13	H1 ’12	H1 ’13	H1 ’12
Income statement (EUR million)
Continental Europe*	3,080	3,583	(14.0)	557	773	(27.9)	51.8	47.3	3.70	4.93

o/w: Spain	1,696	2,081	(18.5)	294	404	(27.3)	53.0	48.0	4.81	5.78
Portugal	219	332	(34.1)	46	70	(34.4)	52.9	43.2	3.60	5.45
Poland	357	252	41.5	161	156	3.1	45.8	45.3	16.78	18.26
Santander Consumer Finance	859	917	(6.4)	377	381	(1.2)	44.6	42.4	6.68	7.07

United Kingdom	1,051	1,196	(12.1)	487	537	(9.2)	55.8	53.0	7.42	8.16

Latin America	6,746	7,724	(12.7)	1,856	2,219	(16.3)	39.5	36.8	15.02	19.28

o/w: Brazil	4,628	5,667	(18.3)	919	1,140	(19.4)	37.1	34.2	13.13	17.98
Mexico	966	821	17.7	441	553	(20.3)	38.6	37.9	21.52	25.51
Chile	634	686	(7.6)	201	256	(21.6)	43.2	39.5	15.98	21.64

USA	561	765	(26.6)	423	453	(6.7)	51.5	42.9	14.44	17.63

Operating areas*	11,440	13,269	(13.8)	3,324	3,982	(16.5)	45.7	42.1	9.00	10.96

Corporate Activities*	(62)	(49)	27.7	(1,068)	(928)	15.1

Total Group*	10,614	12,432	(14.6)	2,255	3,053	(26.1)	48.5	44.5	5.60	7.75

Net capital gains and provisions				—	(1,304)	(100.0)

Total Group				2,255	1,749	28.9	48.5	44.5	5.60	4.44

	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	30.06.13	30.06.12	Var (%)	30.06.13	30.06.12	Var (%)	30.06.13	30.06.12	30.06.13	30.06.12
Activity (EUR million)
Continental Europe	278,466	301,663	(7.7)	267,427	245,255	9.0	7.83	5.67	63.3	58.9

o/w: Spain	171,122	186,509	(8.3)	194,331	174,552	11.3	5.75	3.26	43.1	43.6
Portugal	25,210	27,289	(7.6)	23,577	23,772	(0.8)	7.41	5.42	52.4	53.4
Poland	15,983	9,191	73.9	16,591	10,463	58.6	8.08	4.93	59.3	62.1
Santander Consumer Finance	55,995	56,834	(1.5)	30,986	32,702	(5.2)	4.04	3.88	106.9	110.7

United Kingdom	238,223	274,325	(13.2)	195,995	211,192	(7.2)	2.01	1.83	42.1	37.5

Latin America	140,083	141,115	(0.7)	137,922	136,183	1.3	5.26	5.14	85.4	89.5

o/w: Brazil	71,296	75,963	(6.1)	69,199	69,095	0.2	6.49	6.51	91.3	90.1
Mexico	22,440	20,454	9.7	28,178	26,033	8.2	2.20	1.64	142.7	183.4
Chile	30,085	29,074	3.5	21,961	23,228	(5.5)	5.81	4.65	49.9	64.0

USA	39,683	42,984	(7.7)	37,611	38,344	(1.9)	2.22	2.27	102.8	113.3

Operating areas	696,454	760,087	(8.4)	638,956	630,975	1.3	5.16	4.09	66.3	64.8

Total Group	700,149	764,768	(8.4)	644,934	644,009	0.1	5.18	4.11	66.4	64.3

	Employees		Branches
	30.06.13	30.06.12	30.06.13	30.06.12
Operating means
Continental Europe	60,746	57,651	6,774	6,540

o/w: Spain	29,015	29,864	4,612	4,683
Portugal	5,636	5,733	651	685
Poland	12,504	9,051	876	524
Santander Consumer Finance	12,230	11,659	624	637

United Kingdom	25,596	27,062	1,190	1,315

Latin America	88,433	90,696	5,997	5,991

o/w: Brazil	51,472	54,692	3,697	3,784
Mexico	14,304	13,043	1,215	1,125
Chile	12,223	12,272	501	499

USA	9,466	9,382	719	723

Operating areas	184,241	184,791	14,680	14,569

Corporate Activities	2,544	2,460

Total Group	186,785	187,251	14,680	14,569

Operating areas

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	14,463	16,279	(1,816)	(11.2)

Net fees	5,081	5,184	(103)	(2.0)
Gains (losses) on financial transactions	1,257	1,147	110	9.6
Other operating income*	278	308	(30)	(9.8)

Gross income	21,080	22,919	(1,839)	(8.0)

Operating expenses	(9,640)	(9,650)	10	(0.1)
General administrative expenses	(8,534)	(8,663)	130	(1.5)
Personnel	(5,004)	(5,095)	91	(1.8)
Other general administrative expenses	(3,529)	(3,568)	38	(1.1)
Depreciation and amortisation	(1,107)	(987)	(119)	12.1

Net operating income	11,440	13,269	(1,829)	(13.8)

Net loan-loss provisions	(5,766)	(6,518)	752	(11.5)
Other income	(758)	(1,006)	247	(24.6)

Ordinary profit before taxes	4,915	5,744	(830)	(14.4)

Tax on profit	(1,017)	(1,316)	299	(22.7)

Ordinary profit from continuing operations	3,898	4,428	(530)	(12.0)

Net profit from discontinued operations	(14)	28	(42)	—

Ordinary consolidated profit	3,884	4,456	(572)	(12.8)

Minority interests	560	475	85	18.0

Ordinary attributable profit to the Group	3,324	3,982	(658)	(16.5)

Net capital gains and provisions	—	(1,986)	1,986	(100.0)

Attributable profit to the Group	3,324	1,995	1,328	66.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	696,454	760,087	(63,633)	(8.4)
Trading portfolio (w/o loans)	143,239	157,634	(14,396)	(9.1)
Available-for-sale financial assets	83,196	94,048	(10,852)	(11.5)
Due from credit institutions**	102,394	86,724	15,670	18.1
Intangible assets and property and equipment	13,241	12,484	757	6.1
Other assets	126,398	125,176	1,222	1.0

Total assets/liabilities & shareholders’ equity	1,164,922	1,236,154	(71,232)	(5.8)

Customer deposits**	638,956	630,975	7,981	1.3
Marketable debt securities**	113,716	126,207	(12,491)	(9.9)
Subordinated debt**	11,706	17,064	(5,357)	(31.4)
Insurance liabilities	1,091	425	666	156.8
Due to credit institutions**	139,171	154,713	(15,542)	(10.0)
Other liabilities	187,664	234,384	(46,720)	(19.9)
Shareholders’ equity***	72,619	72,388	231	0.3

Other customer funds under management	118,907	125,184	(6,277)	(5.0)

Mutual funds	88,447	97,683	(9,236)	(9.5)
Pension funds	10,135	9,436	698	7.4
Managed portfolios	20,325	18,064	2,261	12.5

Customer funds under management	883,284	899,429	(16,145)	(1.8)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	9.00	10.96	(1.96 p. )
Efficiency ratio (with amortisations)	45.7	42.1	3.6 p.
NPL ratio	5.16	4.09	1.07 p.
NPL coverage	66.3	64.8	1.5 p.
Number of employees	184,241	184,791	(550)	(0.3)
Number of branches	14,680	14,569	111	0.8

Operating areas

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	8,216	8,063	7,958	7,528	7,232	7,231

Net fees	2,625	2,559	2,575	2,531	2,530	2,551
Gains (losses) on financial transactions	698	449	453	382	738	520
Other operating income*	72	236	7	60	119	159

Gross income	11,612	11,307	10,993	10,501	10,618	10,461

Operating expenses	(4,872)	(4,779)	(4,918)	(4,885)	(4,818)	(4,822)
General administrative expenses	(4,377)	(4,286)	(4,368)	(4,360)	(4,268)	(4,266)
Personnel	(2,567)	(2,528)	(2,590)	(2,518)	(2,517)	(2,487)
Other general administrative expenses	(1,810)	(1,758)	(1,778)	(1,841)	(1,750)	(1,779)
Depreciation and amortisation	(494)	(493)	(550)	(525)	(550)	(556)

Net operating income	6,740	6,528	6,075	5,616	5,800	5,639

Net loan-loss provisions	(3,113)	(3,405)	(2,957)	(3,080)	(2,889)	(2,877)
Other income	(509)	(496)	(482)	(258)	(306)	(453)

Ordinary profit before taxes	3,118	2,627	2,636	2,277	2,605	2,310

Tax on profit	(723)	(593)	(630)	(401)	(550)	(467)

Ordinary profit from continuing operations	2,394	2,034	2,006	1,876	2,055	1,843

Net profit from discontinued operations	17	11	22	20	—	(14)

Ordinary consolidated profit	2,412	2,045	2,028	1,896	2,055	1,829

Minority interests	254	221	186	253	303	257

Ordinary attributable profit to the Group	2,158	1,823	1,841	1,643	1,752	1,572

Net capital gains and provisions	—	(1,986)	(1,386)	(657)	—	—

Attributable profit to the Group	2,158	(163)	455	986	1,752	1,572

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	741,689	760,087	745,218	714,004	720,616	696,454
Trading portfolio (w/o loans)	146,916	157,634	159,370	154,847	154,901	143,239
Available-for-sale financial assets	94,145	94,048	90,852	83,317	89,676	83,196
Due from credit institutions**	88,335	86,724	97,932	93,657	121,064	102,394
Intangible assets and property and equipment	12,686	12,484	12,838	13,309	13,320	13,241
Other assets	129,285	125,176	128,431	127,773	124,272	126,398

Total assets/liabilities & shareholders’ equity	1,213,055	1,236,154	1,234,640	1,186,907	1,223,849	1,164,922

Customer deposits**	622,657	630,975	626,922	623,487	650,661	638,956
Marketable debt securities**	120,102	126,207	124,416	123,965	121,062	113,716
Subordinated debt**	16,581	17,064	14,202	13,372	13,358	11,706
Insurance liabilities	717	425	1,129	1,425	1,263	1,091
Due to credit institutions**	163,361	154,713	159,153	153,842	154,347	139,171
Other liabilities	216,007	234,384	238,217	201,043	206,836	187,664
Shareholders’ equity***	73,630	72,388	70,602	69,773	76,323	72,619

Other customer funds under management	135,179	125,184	121,628	118,141	124,885	118,907

Mutual funds	105,914	97,683	93,745	89,176	93,772	88,447
Pension funds	9,765	9,436	9,699	10,076	10,188	10,135
Managed portfolios	19,500	18,064	18,184	18,889	20,926	20,325

Customer funds under management	894,519	899,429	887,168	878,965	909,965	883,284

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.95	4.09	4.33	4.53	4.71	5.16
NPL coverage	62.1	64.8	71.3	73.3	71.8	66.3

Continental Europe

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	4,071	4,496	(424)	(9.4)

Net fees	1,830	1,873	(43)	(2.3)
Gains (losses) on financial transactions	395	229	166	72.3
Other operating income*	89	205	(116)	(56.5)

Gross income	6,386	6,803	(417)	(6.1)

Operating expenses	(3,305)	(3,220)	(86)	2.7
General administrative expenses	(2,937)	(2,896)	(41)	1.4
Personnel	(1,784)	(1,751)	(34)	1.9
Other general administrative expenses	(1,152)	(1,145)	(7)	0.6
Depreciation and amortisation	(369)	(324)	(45)	13.9

Net operating income	3,080	3,583	(503)	(14.0)

Net loan-loss provisions	(1,894)	(2,181)	287	(13.2)
Other income	(387)	(354)	(33)	9.2

Ordinary profit before taxes	800	1,048	(248)	(23.7)

Tax on profit	(170)	(244)	74	(30.3)

Ordinary profit from continuing operations	629	803	(174)	(21.7)

Net profit from discontinued operations	(0)	(3)	3	(96.3)

Ordinary consolidated profit	629	800	(171)	(21.4)

Minority interests	71	27	44	161.3

Ordinary attributable profit to the Group	557	773	(215)	(27.9)

Net capital gains and provisions	—	(1,986)	1,986	(100.0)

Attributable profit to the Group	557	(1,213)	1,771	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	278,466	301,663	(23,197)	(7.7)
Trading portfolio (w/o loans)	78,032	84,927	(6,895)	(8.1)
Available-for-sale financial assets	44,259	51,296	(7,037)	(13.7)
Due from credit institutions**	59,516	45,421	14,095	31.0
Intangible assets and property and equipment	6,251	5,476	775	14.2
Other assets	21,880	23,499	(1,619)	(6.9)

Total assets/liabilities & shareholders’ equity	488,403	512,281	(23,878)	(4.7)

Customer deposits**	267,427	245,255	22,172	9.0
Marketable debt securities**	16,916	19,112	(2,196)	(11.5)
Subordinated debt**	349	180	169	93.7
Insurance liabilities	1,091	425	666	156.8
Due to credit institutions**	68,156	66,743	1,413	2.1
Other liabilities	104,976	149,289	(44,314)	(29.7)
Shareholders’ equity***	29,489	31,278	(1,789)	(5.7)

Other customer funds under management	44,652	42,375	2,277	5.4

Mutual funds	28,150	27,560	590	2.1
Pension funds	10,135	9,436	698	7.4
Managed portfolios	6,367	5,378	989	18.4

Customer funds under management	329,344	306,922	22,422	7.3

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	3.70	4.93	(1.23 p. )
Efficiency ratio (with amortisations)	51.8	47.3	4.4 p.
NPL ratio****	7.83	5.67	2.16 p.
NPL coverage****	63.3	58.9	4.4 p.
Number of employees	60,746	57,651	3,095	5.4
Number of branches	6,774	6,540	234	3.6

****	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 7.22% and NPL coverage 68%.

Continental Europe

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	2,236	2,260	2,262	2,097	2,005	2,066

Net fees	921	952	896	855	911	920
Gains (losses) on financial transactions	282	(53)	24	52	265	131
Other operating income*	32	173	(35)	13	18	71

Gross income	3,470	3,332	3,147	3,018	3,198	3,188

Operating expenses	(1,618)	(1,602)	(1,625)	(1,613)	(1,668)	(1,637)
General administrative expenses	(1,455)	(1,440)	(1,455)	(1,439)	(1,485)	(1,452)
Personnel	(874)	(877)	(886)	(861)	(906)	(878)
Other general administrative expenses	(582)	(563)	(570)	(577)	(578)	(574)
Depreciation and amortisation	(162)	(162)	(169)	(174)	(183)	(185)

Net operating income	1,853	1,730	1,522	1,405	1,530	1,551

Net loan-loss provisions	(1,095)	(1,087)	(866)	(1,056)	(901)	(993)
Other income	(179)	(175)	(73)	(147)	(192)	(194)

Ordinary profit before taxes	579	469	583	202	437	363

Tax on profit	(144)	(101)	(152)	(16)	(100)	(70)

Ordinary profit from continuing operations	435	369	431	186	336	293

Net profit from discontinued operations	1	(4)	1	(5)	—	(0)

Ordinary consolidated profit	436	365	432	181	336	293

Minority interests	14	13	13	8	29	42

Ordinary attributable profit to the Group	421	351	419	173	307	250

Net capital gains and provisions	—	(1,986)	(1,467)	(657)	—	—

Attributable profit to the Group	421	(1,635)	(1,048)	(484)	307	250

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	300,611	301,663	290,909	283,427	287,195	278,466
Trading portfolio (w/o loans)	78,957	84,927	88,244	87,992	84,960	78,032
Available-for-sale financial assets	54,792	51,296	46,720	38,309	45,439	44,259
Due from credit institutions**	44,508	45,421	48,776	49,020	63,313	59,516
Intangible assets and property and equipment	5,566	5,476	5,457	5,697	5,815	6,251
Other assets	27,108	23,499	22,952	30,827	23,082	21,880

Total assets/liabilities & shareholders’ equity	511,542	512,281	503,058	495,272	509,803	488,403

Customer deposits**	250,037	245,255	239,961	256,154	272,222	267,427
Marketable debt securities**	19,051	19,112	21,100	21,119	19,990	16,916
Subordinated debt**	175	180	128	118	351	349
Insurance liabilities	717	425	1,129	1,425	1,263	1,091
Due to credit institutions**	74,185	66,743	71,151	78,177	75,019	68,156
Other liabilities	135,505	149,289	138,726	107,245	110,675	104,976
Shareholders’ equity***	31,872	31,278	30,862	31,034	30,284	29,489

Other customer funds under management	46,320	42,375	42,945	43,391	43,958	44,652

Mutual funds	31,160	27,560	27,529	27,080	27,444	28,150
Pension funds	9,765	9,436	9,699	10,076	10,188	10,135
Managed portfolios	5,395	5,378	5,717	6,236	6,327	6,367

Customer funds under management	315,582	306,922	304,133	320,783	336,522	329,344

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio****	5.41	5.67	6.07	6.29	6.62	7.83
NPL coverage****	54.1	58.9	68.4	73.0	71.0	63.3

****	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 7.22% and NPL coverage 68%.

Spain

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	2,199	2,644	(444)	(16.8)

Net fees	1,001	1,044	(43)	(4.1)
Gains (losses) on financial transactions	302	128	174	135.2
Other operating income*	106	188	(82)	(43.4)

Gross income	3,609	4,004	(395)	(9.9)

Operating expenses	(1,913)	(1,923)	10	(0.5)
General administrative expenses	(1,725)	(1,740)	15	(0.8)
Personnel	(1,092)	(1,114)	23	(2.0)
Other general administrative expenses	(634)	(625)	(8)	1.3
Depreciation and amortisation	(187)	(183)	(4)	2.3

Net operating income	1,696	2,081	(385)	(18.5)

Net loan-loss provisions	(1,205)	(1,394)	189	(13.5)
Other income	(65)	(101)	36	(35.6)

Profit before taxes	426	586	(161)	(27.4)

Tax on profit	(131)	(181)	50	(27.6)

Profit from continuing operations	295	406	(111)	(27.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	295	406	(111)	(27.3)

Minority interests	1	2	(1)	(29.9)

Attributable profit to the Group	294	404	(110)	(27.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	171,122	186,509	(15,387)	(8.3)
Trading portfolio (w/o loans)	70,625	75,542	(4,917)	(6.5)
Available-for-sale financial assets	32,980	40,983	(8,003)	(19.5)
Due from credit institutions**	37,197	25,702	11,495	44.7
Intangible assets and property and equipment	4,147	4,019	128	3.2
Other assets	6,497	7,827	(1,329)	(17.0)

Total assets/liabilities & shareholders’ equity	322,567	340,581	(18,014)	(5.3)

Customer deposits**	194,331	174,552	19,779	11.3
Marketable debt securities**	7,471	9,805	(2,334)	(23.8)
Subordinated debt**	7	8	(1)	(7.6)
Insurance liabilities	475	144	331	229.2
Due to credit institutions**	23,127	18,794	4,333	23.1
Other liabilities	85,316	123,535	(38,219)	(30.9)
Shareholders’ equity***	11,840	13,744	(1,904)	(13.9)

Other customer funds under management	37,887	35,954	1,933	5.4

Mutual funds	24,180	23,892	289	1.2
Pension funds	9,362	8,675	686	7.9
Managed portfolios	4,345	3,387	958	28.3

Customer funds under management	239,696	220,318	19,378	8.8

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	4.81	5.78	(0.97 p. )
Efficiency ratio (with amortisations)	53.0	48.0	5.0 p.
NPL ratio****	5.75	3.26	2.49 p.
NPL coverage****	43.1	43.6	(0.5 p. )
Number of employees	29,015	29,864	(849)	(2.8)
Number of branches	4,612	4,683	(71)	(1.5)

****	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 4.76% and NPL coverage 49%.

Spain

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	1,297	1,347	1,337	1,187	1,078	1,122

Net fees	510	534	504	502	501	500
Gains (losses) on financial transactions	203	(75)	68	19	206	96
Other operating income*	32	156	10	50	30	77

Gross income	2,043	1,961	1,919	1,758	1,815	1,794

Operating expenses	(969)	(954)	(963)	(937)	(962)	(951)
General administrative expenses	(877)	(863)	(869)	(848)	(869)	(856)
Personnel	(559)	(555)	(559)	(534)	(554)	(538)
Other general administrative expenses	(318)	(308)	(309)	(314)	(315)	(319)
Depreciation and amortisation	(92)	(91)	(94)	(88)	(93)	(94)

Net operating income	1,074	1,008	956	821	853	844

Net loan-loss provisions	(724)	(670)	(466)	(613)	(516)	(690)
Other income	(55)	(46)	7	(34)	(36)	(29)

Profit before taxes	295	291	496	175	301	125

Tax on profit	(91)	(90)	(153)	(60)	(93)	(38)

Profit from continuing operations	204	202	343	115	208	87

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	204	202	343	115	208	87

Minority interests	2	0	1	(1)	1	1

Attributable profit to the Group	202	201	342	116	207	86

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	183,368	186,509	180,506	178,426	176,462	171,122
Trading portfolio (w/o loans)	70,072	75,542	79,415	78,456	73,971	70,625
Available-for-sale financial assets	43,328	40,983	36,427	29,681	33,300	32,980
Due from credit institutions**	19,404	25,702	23,269	24,784	37,817	37,197
Intangible assets and property and equipment	4,086	4,019	3,980	4,160	4,185	4,147
Other assets	10,387	7,827	7,243	13,238	5,330	6,497

Total assets/liabilities & shareholders’ equity	330,644	340,581	330,839	328,746	331,065	322,567

Customer deposits**	175,903	174,552	169,335	187,261	197,464	194,331
Marketable debt securities**	8,347	9,805	12,537	11,538	10,153	7,471
Subordinated debt**	7	8	8	8	7	7
Insurance liabilities	511	144	723	963	708	475
Due to credit institutions**	25,381	18,794	19,019	28,411	21,435	23,127
Other liabilities	106,486	123,535	115,788	87,066	89,129	85,316
Shareholders’ equity***	14,010	13,744	13,429	13,499	12,170	11,840

Other customer funds under management	40,486	35,954	36,249	36,122	37,065	37,887

Mutual funds	27,123	23,892	23,561	22,926	23,417	24,180
Pension funds	8,978	8,675	8,931	9,285	9,403	9,362
Managed portfolios	4,385	3,387	3,757	3,911	4,245	4,345

Customer funds under management	224,743	220,318	218,129	234,928	244,689	239,696

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio****	3.35	3.26	3.64	3.84	4.12	5.75
NPL coverage****	49.4	43.6	45.7	50.0	50.3	43.1

Spread (Retail Banking)*****	3.24	3.27	3.08	2.62	2.37	2.54

Loans spreads	1.60	1.59	1.64	1.81	2.21	2.26
Deposits spreads	1.64	1.68	1.44	0.81	0.16	0.28

****	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, NPL ratio at June 2013 is 4.76% and NPL coverage 49%.
*****	Recalculated due to change in calculation criteria, from a quarterly basis to a yearly basis

Portugal

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	251	300	(49)	(16.2)

Net fees	172	181	(10)	(5.4)
Gains (losses) on financial transactions	30	77	(47)	(61.3)
Other operating income*	12	27	(15)	(54.8)

Gross income	465	585	(120)	(20.5)

Operating expenses	(246)	(253)	7	(2.6)
General administrative expenses	(206)	(212)	6	(2.7)
Personnel	(149)	(153)	4	(2.6)
Other general administrative expenses	(57)	(59)	2	(3.1)
Depreciation and amortisation	(40)	(41)	1	(2.2)

Net operating income	219	332	(113)	(34.1)

Net loan-loss provisions	(126)	(223)	97	(43.4)
Other income	(30)	(21)	(9)	44.4

Profit before taxes	63	89	(26)	(29.3)

Tax on profit	(17)	(19)	2	(11.5)

Profit from continuing operations	46	70	(24)	(34.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	46	70	(24)	(34.2)

Minority interests	0	(0)	0	—

Attributable profit to the Group	46	70	(24)	(34.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	25,210	27,289	(2,079)	(7.6)
Trading portfolio (w/o loans)	1,794	1,789	5	0.3
Available-for-sale financial assets	4,934	5,511	(577)	(10.5)
Due from credit institutions**	3,566	2,368	1,197	50.6
Intangible assets and property and equipment	906	418	487	116.5
Other assets	5,829	6,018	(189)	(3.1)

Total assets/liabilities & shareholders’ equity	42,239	43,394	(1,155)	(2.7)

Customer deposits**	23,577	23,772	(195)	(0.8)
Marketable debt securities**	2,396	3,892	(1,496)	(38.4)
Subordinated debt**	0	0	0	49.3
Insurance liabilities	87	67	20	30.0
Due to credit institutions**	13,336	13,325	11	0.1
Other liabilities	296	(196)	492	—
Shareholders’ equity***	2,547	2,534	13	0.5

Other customer funds under management	2,158	2,266	(108)	(4.8)

Mutual funds	1,281	1,441	(160)	(11.1)
Pension funds	768	757	11	1.5
Managed portfolios	109	69	40	59.0

Customer funds under management	28,131	29,930	(1,799)	(6.0)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	3.60	5.45	(1.84 p. )
Efficiency ratio (with amortisations)	52.9	43.2	9.7 p.
NPL ratio	7.41	5.42	1.99 p.
NPL coverage	52.4	53.4	(1.0 p. )
Number of employees	5,636	5,733	(97)	(1.7)
Number of branches	651	685	(34)	(5.0)

Portugal

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	147	152	147	122	117	134

Net fees	90	91	77	70	85	87
Gains (losses) on financial transactions	70	7	32	(0)	23	7
Other operating income*	10	17	1	2	6	6

Gross income	318	267	258	195	231	233

Operating expenses	(126)	(126)	(126)	(128)	(124)	(122)
General administrative expenses	(106)	(106)	(106)	(107)	(104)	(102)
Personnel	(76)	(76)	(76)	(77)	(75)	(74)
Other general administrative expenses	(30)	(29)	(30)	(31)	(29)	(28)
Depreciation and amortisation	(20)	(20)	(20)	(21)	(20)	(20)

Net operating income	191	141	132	67	107	112

Net loan-loss provisions	(131)	(91)	(106)	(65)	(64)	(62)
Other income	(16)	(5)	6	4	(13)	(17)

Profit before taxes	44	45	31	7	31	32

Tax on profit	(12)	(7)	(5)	20	(10)	(7)

Profit from continuing operations	32	38	26	26	21	25

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	32	38	26	26	21	25

Minority interests	(0)	0	0	(0)	0	0

Attributable profit to the Group	32	38	26	26	21	25

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	27,808	27,289	26,759	25,960	25,518	25,210
Trading portfolio (w/o loans)	1,672	1,789	1,894	1,947	1,905	1,794
Available-for-sale financial assets	5,295	5,511	5,736	4,023	4,675	4,934
Due from credit institutions**	2,200	2,368	3,695	3,527	3,447	3,566
Intangible assets and property and equipment	439	418	399	382	392	906
Other assets	6,196	6,018	5,446	6,047	6,198	5,829

Total assets/liabilities & shareholders’ equity	43,609	43,394	43,929	41,887	42,136	42,239

Customer deposits**	23,321	23,772	23,877	23,971	23,703	23,577
Marketable debt securities**	4,734	3,892	3,759	3,492	3,411	2,396
Subordinated debt**	(0)	0	0	0	0	0
Insurance liabilities	70	67	77	87	88	87
Due to credit institutions**	13,198	13,325	13,503	11,721	12,203	13,336
Other liabilities	(285)	(196)	254	195	180	296
Shareholders’ equity***	2,571	2,534	2,459	2,421	2,550	2,547

Other customer funds under management	2,654	2,266	2,440	2,421	2,316	2,158

Mutual funds	1,809	1,441	1,611	1,544	1,437	1,281
Pension funds	782	757	764	787	780	768
Managed portfolios	63	69	65	90	99	109

Customer funds under management	30,708	29,930	30,076	29,884	29,430	28,131

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.59	5.42	6.16	6.56	6.88	7.41
NPL coverage	57.6	53.4	51.7	53.1	52.9	52.4

Spread (Retail Banking)	1.43	1.43	1.34	1.23	1.22	1.26

Loans spreads	2.34	2.39	2.47	2.47	2.44	2.44
Deposits spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)

Poland

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	372	263	109	41.4

Net fees	209	158	51	32.4
Gains (losses) on financial transactions	64	25	39	152.7
Other operating income*	13	14	(1)	(8.2)

Gross income	658	461	198	42.9

Operating expenses	(302)	(209)	(93)	44.6
General administrative expenses	(274)	(192)	(82)	42.7
Personnel	(162)	(114)	(48)	42.2
Other general administrative expenses	(111)	(78)	(34)	43.6
Depreciation and amortisation	(28)	(17)	(11)	65.6

Net operating income	357	252	105	41.5

Net loan-loss provisions	(93)	(52)	(41)	78.0
Other income	1	2	(1)	(65.7)

Profit before taxes	264	202	62	31.0

Tax on profit	(50)	(40)	(9)	23.4

Profit from continuing operations	214	161	53	32.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	214	161	53	32.9

Minority interests	53	5	48	993.5

Attributable profit to the Group	161	156	5	3.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	15,983	9,191	6,791	73.9
Trading portfolio (w/o loans)	658	871	(214)	(24.5)
Available-for-sale financial assets	4,596	2,634	1,962	74.5
Due from credit institutions**	421	549	(128)	(23.3)
Intangible assets and property and equipment	223	175	48	27.3
Other assets	1,252	698	554	79.4

Total assets/liabilities & shareholders’ equity	23,133	14,119	9,014	63.8

Customer deposits**	16,591	10,463	6,128	58.6
Marketable debt securities**	—	—	—	—
Subordinated debt**	331	100	231	230.3
Insurance liabilities	—	—	—	—
Due to credit institutions**	1,712	1,109	602	54.3
Other liabilities	2,708	773	1,935	250.4
Shareholders’ equity***	1,791	1,673	118	7.0

Other customer funds under management	2,631	2,232	399	17.9

Mutual funds	2,529	2,059	470	22.8
Pension funds	—	—	—	—
Managed portfolios	102	173	(70)	(40.7)

Customer funds under management	19,554	12,796	6,758	52.8

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	16.78	18.26	(1.48 p. )
Efficiency ratio (with amortisations)	45.8	45.3	0.5 p.
NPL ratio	8.08	4.93	3.15 p.
NPL coverage	59.3	62.1	(2.8 p. )
Number of employees	12,504	9,051	3,453	38.2
Number of branches	876	524	352	67.2

Poland

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	129	134	139	140	181	191

Net fees	78	80	84	89	104	106
Gains (losses) on financial transactions	10	16	13	41	35	29
Other operating income*	1	13	1	0	(1)	14

Gross income	218	243	237	270	318	340

Operating expenses	(105)	(104)	(107)	(110)	(158)	(144)
General administrative expenses	(96)	(96)	(98)	(102)	(144)	(130)
Personnel	(57)	(57)	(57)	(62)	(85)	(78)
Other general administrative expenses	(39)	(39)	(40)	(40)	(59)	(52)
Depreciation and amortisation	(9)	(8)	(9)	(8)	(14)	(14)

Net operating income	113	139	130	160	160	196

Net loan-loss provisions	(20)	(32)	(27)	(33)	(42)	(51)
Other income	2	(0)	0	(3)	(5)	6

Profit before taxes	95	106	103	124	113	151

Tax on profit	(21)	(20)	(21)	(26)	(23)	(27)

Profit from continuing operations	75	86	82	99	91	123

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	75	86	82	99	91	123

Minority interests	2	3	3	5	21	32

Attributable profit to the Group	73	84	79	94	70	91

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	9,106	9,191	9,659	9,732	16,188	15,983
Trading portfolio (w/o loans)	769	871	399	175	665	658
Available-for-sale financial assets	2,832	2,634	2,998	2,876	5,150	4,596
Due from credit institutions**	368	549	423	394	352	421
Intangible assets and property and equipment	187	175	140	146	242	223
Other assets	1,100	698	1,059	1,527	1,938	1,252

Total assets/liabilities & shareholders’ equity	14,363	14,119	14,678	14,850	24,535	23,133

Customer deposits**	10,028	10,463	11,035	11,217	17,794	16,591
Marketable debt securities**	—	—	—	—	—	—
Subordinated debt**	100	100	100	100	335	331
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	1,690	1,109	713	478	1,578	1,712
Other liabilities	677	773	1,047	1,258	2,839	2,708
Shareholders’ equity***	1,867	1,673	1,782	1,796	1,989	1,791

Other customer funds under management	2,248	2,232	2,345	2,594	2,554	2,631

Mutual funds	2,059	2,059	2,188	2,443	2,428	2,529
Pension funds	—	—	—	—	—	—
Managed portfolios	188	173	157	150	126	102

Customer funds under management	12,376	12,796	13,480	13,911	20,684	19,554

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.74	4.93	4.69	4.72	7.39	8.08
NPL coverage	66.3	62.1	64.0	68.3	67.6	59.3

Spread (Retail Banking)	4.56	4.59	4.57	4.44	3.14	3.17

Loans spreads	3.29	3.33	3.41	3.48	2.41	2.45
Deposits spreads	1.27	1.26	1.16	0.96	0.73	0.72

Poland

PLN million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,552	1,115	437	39.2

Net fees	875	671	203	30.3
Gains (losses) on financial transactions	268	108	160	148.7
Other operating income*	55	61	(6)	(9.6)

Gross income	2,750	1,955	795	40.7

Operating expenses	(1,261)	(886)	(375)	42.3
General administrative expenses	(1,143)	(814)	(330)	40.5
Personnel	(678)	(484)	(193)	39.9
Other general administrative expenses	(465)	(329)	(136)	41.3
Depreciation and amortisation	(118)	(72)	(45)	63.0

Net operating income	1,489	1,069	420	39.3

Net loan-loss provisions	(389)	(222)	(167)	75.2
Other income	3	8	(5)	(66.2)

Profit before taxes	1,103	855	248	29.0

Tax on profit	(208)	(171)	(37)	21.4

Profit from continuing operations	894	684	211	30.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	894	684	211	30.8

Minority interests	221	21	201	976.3

Attributable profit to the Group	673	663	10	1.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	69,326	39,052	30,274	77.5
Trading portfolio (w/o loans)	2,853	3,702	(849)	(22.9)
Available-for-sale financial assets	19,936	11,191	8,745	78.1
Due from credit institutions**	1,827	2,333	(506)	(21.7)
Intangible assets and property and equipment	967	744	223	30.0
Other assets	5,430	2,965	2,465	83.1

Total assets/liabilities & shareholders’ equity	100,340	59,987	40,353	67.3

Customer deposits**	71,966	44,457	27,509	61.9
Marketable debt securities**	—	—	—	—
Subordinated debt**	1,436	426	1,010	237.2
Insurance liabilities	—	—	—	—
Due to credit institutions**	7,425	4,713	2,712	57.5
Other liabilities	11,745	3,283	8,462	257.7
Shareholders’ equity***	7,768	7,108	660	9.3

Other customer funds under management	11,414	9,483	1,931	20.4

Mutual funds	10,969	8,749	2,220	25.4
Pension funds	—	—	—	—
Managed portfolios	444	734	(289)	(39.4)

Customer funds under management	84,816	54,366	30,450	56.0

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Poland

PLN million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	546	569	573	575	750	802

Net fees	330	341	349	365	431	444
Gains (losses) on financial transactions	41	66	53	171	145	123
Other operating income*	5	55	4	1	(3)	59

Gross income	923	1,032	979	1,111	1,323	1,427

Operating expenses	(443)	(442)	(441)	(453)	(656)	(605)
General administrative expenses	(406)	(408)	(404)	(418)	(597)	(546)
Personnel	(242)	(242)	(237)	(255)	(351)	(326)
Other general administrative expenses	(164)	(166)	(167)	(163)	(246)	(219)
Depreciation and amortisation	(37)	(35)	(36)	(35)	(59)	(59)

Net operating income	480	589	538	659	667	823

Net loan-loss provisions	(85)	(137)	(114)	(134)	(174)	(216)
Other income	8	(0)	1	(13)	(21)	24

Profit before taxes	403	452	426	512	471	631

Tax on profit	(87)	(84)	(87)	(105)	(94)	(114)

Profit from continuing operations	316	368	339	406	378	517

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	316	368	339	406	378	517

Minority interests	9	11	12	20	86	136

Attributable profit to the Group	307	356	327	387	292	381

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	37,811	39,052	39,639	39,649	67,672	69,326
Trading portfolio (w/o loans)	3,193	3,702	1,639	711	2,780	2,853
Available-for-sale financial assets	11,760	11,191	12,303	11,716	21,530	19,936
Due from credit institutions**	1,528	2,333	1,735	1,606	1,471	1,827
Intangible assets and property and equipment	776	744	573	596	1,013	967
Other assets	4,569	2,965	4,346	6,222	8,101	5,430

Total assets/liabilities & shareholders’ equity	59,638	59,987	60,235	60,500	102,566	100,340

Customer deposits**	41,640	44,457	45,284	45,698	74,388	71,966
Marketable debt securities**	—	—	—	—	—	—
Subordinated debt**	416	426	411	409	1,401	1,436
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	7,018	4,713	2,928	1,949	6,597	7,425
Other liabilities	2,811	3,283	4,298	5,126	11,867	11,745
Shareholders’ equity***	7,753	7,108	7,314	7,319	8,314	7,768

Other customer funds under management	9,332	9,483	9,623	10,566	10,677	11,414

Mutual funds	8,550	8,749	8,977	9,954	10,152	10,969
Pension funds	—	—	—	—	—	—
Managed portfolios	783	734	646	613	526	444

Customer funds under management	51,388	54,366	55,318	56,673	86,466	84,816

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Santander Consumer Finance

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,169	1,191	(22)	(1.9)

Net fees	390	402	(12)	(3.1)
Gains (losses) on financial transactions	(0)	(3)	2	(83.3)
Other operating income*	(7)	1	(8)	—

Gross income	1,551	1,592	(41)	(2.6)

Operating expenses	(692)	(675)	(18)	2.6
General administrative expenses	(589)	(602)	14	(2.3)
Personnel	(321)	(305)	(15)	4.9
Other general administrative expenses	(268)	(297)	29	(9.8)
Depreciation and amortisation	(104)	(72)	(32)	43.7

Net operating income	859	917	(58)	(6.4)

Net loan-loss provisions	(302)	(375)	73	(19.4)
Other income	(50)	(24)	(26)	105.4

Profit before taxes	507	518	(11)	(2.1)

Tax on profit	(113)	(113)	(0)	0.1

Profit from continuing operations	394	405	(11)	(2.8)

Net profit from discontinued operations	(0)	(3)	3	(96.3)

Consolidated profit	394	402	(8)	(2.0)

Minority interests	17	20	(4)	(17.4)

Attributable profit to the Group	377	381	(4)	(1.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	55,995	56,834	(838)	(1.5)
Trading portfolio (w/o loans)	925	1,431	(506)	(35.3)
Available-for-sale financial assets	606	775	(168)	(21.7)
Due from credit institutions**	10,471	9,321	1,151	12.3
Intangible assets and property and equipment	966	852	114	13.4
Other assets	2,596	2,522	74	2.9

Total assets/liabilities & shareholders’ equity	71,559	71,734	(174)	(0.2)

Customer deposits**	30,986	32,702	(1,715)	(5.2)
Marketable debt securities**	7,045	5,361	1,685	31.4
Subordinated debt**	11	72	(61)	(85.1)
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,668	18,647	21	0.1
Other liabilities	3,695	4,070	(376)	(9.2)
Shareholders’ equity***	11,154	10,882	272	2.5

Other customer funds under management	6	6	0	3.5

Mutual funds	2	2	(0)	(10.2)
Pension funds	4	4	0	10.5
Managed portfolios	—	—	—	—

Customer funds under management	38,049	38,140	(92)	(0.2)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	6.68	7.07	(0.38 p. )
Efficiency ratio (with amortisations)	44.6	42.4	2.2 p.
NPL ratio	4.04	3.88	0.16 p.
NPL coverage	106.9	110.7	(3.8 p. )
Number of employees	12,230	11,659	571	4.9
Number of branches	624	637	(13)	(2.0)

Santander Consumer Finance

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	611	580	594	604	587	582

Net fees	204	198	196	180	192	197
Gains (losses) on financial transactions	(5)	2	(8)	(4)	0	(1)
Other operating income*	0	1	(2)	(9)	(3)	(4)

Gross income	810	782	780	770	776	775

Operating expenses	(338)	(337)	(347)	(360)	(351)	(341)
General administrative expenses	(303)	(300)	(305)	(308)	(300)	(288)
Personnel	(150)	(156)	(159)	(159)	(161)	(159)
Other general administrative expenses	(153)	(144)	(146)	(149)	(139)	(129)
Depreciation and amortisation	(35)	(37)	(42)	(52)	(51)	(53)

Net operating income	472	445	433	410	425	434

Net loan-loss provisions	(176)	(199)	(174)	(204)	(171)	(131)
Other income	(18)	(6)	(17)	1	(21)	(29)

Profit before taxes	278	240	242	207	233	274

Tax on profit	(62)	(50)	(53)	(35)	(49)	(64)

Profit from continuing operations	215	190	189	172	184	210

Net profit from discontinued operations	1	(4)	1	(5)	—	(0)

Consolidated profit	216	186	190	167	184	210

Minority interests	10	10	9	5	7	9

Attributable profit to the Group	206	176	181	162	176	201

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	56,306	56,834	56,822	56,683	56,241	55,995
Trading portfolio (w/o loans)	1,186	1,431	1,520	1,339	1,224	925
Available-for-sale financial assets	1,174	775	329	228	553	606
Due from credit institutions**	9,149	9,321	12,156	11,502	10,336	10,471
Intangible assets and property and equipment	842	852	927	999	984	966
Other assets	2,801	2,522	2,569	3,321	2,704	2,596

Total assets/liabilities & shareholders’ equity	71,458	71,734	74,323	74,071	72,041	71,559

Customer deposits**	33,180	32,702	33,087	31,892	31,496	30,986
Marketable debt securities**	5,908	5,361	4,747	6,083	6,420	7,045
Subordinated debt**	68	72	19	10	9	11
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	17,210	18,647	21,018	20,506	18,839	18,668
Other liabilities	3,918	4,070	4,578	4,530	3,898	3,695
Shareholders’ equity***	11,173	10,882	10,874	11,050	11,379	11,154

Other customer funds under management	6	6	6	6	6	6

Mutual funds	2	2	2	2	2	2
Pension funds	4	4	4	4	4	4
Managed portfolios	—	—	—	—	—	—

Customer funds under management	39,163	38,140	37,859	37,991	37,931	38,049

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.05	3.88	3.96	3.90	3.98	4.04
NPL coverage	108.3	110.7	109.7	109.5	108.7	106.9
Loans spreads	4.51	4.57	4.67	4.73	4.76	4.83

Spain’s run-off real estate

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	39	36	3	8.3

Net fees	11	24	(12)	(51.8)
Gains (losses) on financial transactions	1	3	(2)	(64.7)
Other operating income*	(38)	(26)	(12)	44.2

Gross income	14	37	(23)	(62.5)

Operating expenses	(89)	(96)	7	(7.1)
General administrative expenses	(85)	(92)	7	(7.5)
Personnel	(22)	(23)	1	(4.5)
Other general administrative expenses	(64)	(70)	6	(8.5)
Depreciation and amortisation	(4)	(4)	(0)	4.3

Net operating income	(76)	(60)	(16)	27.1

Net loan-loss provisions	(163)	(137)	(26)	19.2
Other income	(243)	(210)	(33)	15.5

Ordinary profit before taxes	(481)	(406)	(75)	18.4

Tax on profit	144	122	22	18.4

Ordinary profit from continuing operations	(337)	(285)	(52)	18.4

Net profit from discontinued operations	—	—	—	—

Ordinary consolidated profit	(337)	(285)	(52)	18.4

Minority interests	—	—	—	—

Ordinary attributable profit to the Group	(337)	(285)	(52)	18.4

Net capital gains and provisions	—	(1,986)	1,986	(100.0)

Attributable profit to the Group	(337)	(2,271)	1,934	(85.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	6,507	14,070	(7,563)	(53.8)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	207	—	207	—
Due from credit institutions**	—	—	—	—
Intangible assets and property and equipment	—	—	—	—
Other assets	4,866	4,956	(90)	(1.8)

Total assets/liabilities & shareholders’ equity	11,580	19,026	(7,446)	(39.1)

Customer deposits**	199	304	(105)	(34.7)
Marketable debt securities**	4	7	(3)	(40.7)
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	0	0	(0)	(70.0)
Other liabilities	9,864	16,995	(7,131)	(42.0)
Shareholders’ equity***	1,513	1,720	(207)	(12.0)

Other customer funds under management	159	167	(8)	(4.8)

Mutual funds	158	166	(8)	(4.8)
Pension funds	0	1	(0)	(9.8)
Managed portfolios	—	—	—	—

Customer funds under management	361	478	(116)	(24.3)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Spain’s run-off real estate

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	23	14	18	20	27	12

Net fees	12	12	8	9	9	2
Gains (losses) on financial transactions	1	2	1	0	1	(0)
Other operating income*	(13)	(13)	(46)	(30)	(16)	(23)

Gross income	23	14	(18)	(1)	22	(8)

Operating expenses	(48)	(48)	(48)	(48)	(40)	(49)
General administrative expenses	(46)	(46)	(46)	(46)	(38)	(47)
Personnel	(11)	(11)	(11)	(11)	(11)	(10)
Other general administrative expenses	(35)	(35)	(35)	(35)	(26)	(37)
Depreciation and amortisation	(2)	(2)	(2)	(2)	(2)	(2)

Net operating income	(25)	(34)	(67)	(49)	(19)	(57)

Net loan-loss provisions	(43)	(93)	(97)	(136)	(114)	(49)
Other income	(92)	(118)	(69)	(116)	(118)	(125)

Ordinary profit before taxes	(161)	(246)	(233)	(302)	(250)	(231)

Tax on profit	48	74	70	91	75	69

Ordinary profit from continuing operations	(113)	(172)	(163)	(211)	(175)	(162)

Net profit from discontinued operations	—	—	—	—	—	—

Ordinary consolidated profit	(113)	(172)	(163)	(211)	(175)	(162)

Minority interests	—	—	—	—	—	—

Ordinary attributable profit to the Group	(113)	(172)	(163)	(211)	(175)	(162)

Net capital gains and provisions	—	(1,986)	(1,467)	(657)	—	—

Attributable profit to the Group	(113)	(2,158)	(1,630)	(869)	(175)	(162)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	17,389	14,070	10,598	7,298	6,844	6,507
Trading portfolio (w/o loans)	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	164	207	207
Due from credit institutions**	—	—	—	—	—	—
Intangible assets and property and equipment	—	—	—	—	—	—
Other assets	5,193	4,956	4,855	4,815	4,885	4,866

Total assets/liabilities & shareholders’ equity	22,582	19,026	15,453	12,277	11,936	11,580

Customer deposits**	299	304	259	289	225	199
Marketable debt securities**	14	7	9	6	6	4
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	0	0	0	0	0	0
Other liabilities	20,494	16,995	13,495	10,330	10,150	9,864
Shareholders’ equity***	1,775	1,720	1,691	1,652	1,555	1,513

Other customer funds under management	168	167	168	165	161	159

Mutual funds	167	166	167	164	160	158
Pension funds	1	1	1	1	1	0
Managed portfolios	—	—	—	—	—	—

Customer funds under management	481	478	436	460	392	361

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,612	1,722	(110)	(6.4)

Net fees	506	572	(66)	(11.6)
Gains (losses) on financial transactions	247	237	10	4.2
Other operating income*	12	15	(3)	(19.4)

Gross income	2,377	2,546	(169)	(6.6)

Operating expenses	(1,325)	(1,350)	25	(1.8)
General administrative expenses	(1,131)	(1,168)	37	(3.1)
Personnel	(707)	(739)	33	(4.4)
Other general administrative expenses	(425)	(429)	4	(0.9)
Depreciation and amortisation	(194)	(182)	(12)	6.7

Net operating income	1,051	1,196	(145)	(12.1)

Net loan-loss provisions	(281)	(419)	138	(33.0)
Other income	(144)	(103)	(42)	40.5

Ordinary profit before taxes	626	674	(48)	(7.1)

Tax on profit	(125)	(169)	44	(25.9)

Ordinary profit from continuing operations	501	505	(4)	(0.9)

Net profit from discontinued operations	(14)	31	(45)	—

Ordinary consolidated profit	487	537	(50)	(9.2)

Minority interests	0	0	(0)	(75.0)

Ordinary attributable profit to the Group	487	537	(50)	(9.2)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	487	537	(50)	(9.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	238,223	274,325	(36,102)	(13.2)
Trading portfolio (w/o loans)	34,501	39,740	(5,239)	(13.2)
Available-for-sale financial assets	6,041	6,012	28	0.5
Due from credit institutions**	16,081	17,087	(1,006)	(5.9)
Intangible assets and property and equipment	2,379	2,423	(44)	(1.8)
Other assets	49,670	46,648	3,023	6.5

Total assets/liabilities & shareholders’ equity	346,894	386,234	(39,340)	(10.2)

Customer deposits**	195,995	211,192	(15,197)	(7.2)
Marketable debt securities**	66,940	80,635	(13,695)	(17.0)
Subordinated debt**	5,197	8,508	(3,311)	(38.9)
Insurance liabilities	—	—	—	—
Due to credit institutions**	28,207	33,382	(5,175)	(15.5)
Other liabilities	37,458	39,095	(1,637)	(4.2)
Shareholders’ equity***	13,097	13,423	(326)	(2.4)

Other customer funds under management	10,687	16,110	(5,423)	(33.7)

Mutual funds	10,687	16,110	(5,423)	(33.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	278,820	316,445	(37,625)	(11.9)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE**	7.42	8.16	(0.74 p. )
Efficiency ratio (with amortisations)	55.8	53.0	2.7 p.
NPL ratio	2.01	1.83	0.18 p.
NPL coverage	42.1	37.5	4.6 p.
Number of employees	25,596	27,062	(1,466)	(5.4)
Number of branches	1,190	1,315	(125)	(9.5)

United Kingdom

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	901	821	818	796	803	809

Net fees	282	290	300	318	249	256
Gains (losses) on financial transactions	111	125	69	55	86	161
Other operating income*	9	6	0	4	6	7

Gross income	1,303	1,243	1,187	1,174	1,144	1,233

Operating expenses	(662)	(688)	(691)	(649)	(658)	(667)
General administrative expenses	(569)	(599)	(577)	(566)	(560)	(571)
Personnel	(364)	(375)	(392)	(361)	(354)	(352)
Other general administrative expenses	(205)	(224)	(185)	(205)	(206)	(219)
Depreciation and amortisation	(93)	(89)	(114)	(84)	(98)	(96)

Net operating income	641	555	496	525	486	566

Net loan-loss provisions	(206)	(214)	(187)	(200)	(160)	(121)
Other income	(63)	(39)	(31)	(33)	(42)	(103)

Ordinary profit before taxes	372	302	278	292	284	342

Tax on profit	(98)	(71)	(57)	(61)	(60)	(65)

Ordinary profit from continuing operations	275	231	221	231	224	277

Net profit from discontinued operations	17	15	20	25	—	(14)

Ordinary consolidated profit	291	246	242	256	224	263

Minority interests	0	0	0	0	0	—

Ordinary attributable profit to the Group	291	246	242	256	224	263

Net capital gains and provisions	—	—	81	—	—	—

Attributable profit to the Group	291	246	322	256	224	263

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	259,637	274,325	270,051	249,157	242,425	238,223
Trading portfolio (w/o loans)	36,225	39,740	43,586	38,177	37,669	34,501
Available-for-sale financial assets	996	6,012	6,775	6,718	6,400	6,041
Due from credit institutions**	17,748	17,087	20,568	18,124	21,002	16,081
Intangible assets and property and equipment	2,286	2,423	2,472	2,561	2,445	2,379
Other assets	48,789	46,648	47,201	44,321	44,836	49,670

Total assets/liabilities & shareholders’ equity	365,681	386,234	390,653	359,058	354,778	346,894

Customer deposits**	191,727	211,192	213,508	194,452	194,378	195,995
Marketable debt securities**	74,322	80,635	75,963	73,919	69,625	66,940
Subordinated debt**	8,086	8,508	5,720	5,534	5,369	5,197
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	42,180	33,382	34,745	29,313	28,579	28,207
Other liabilities	36,390	39,095	47,195	42,689	43,596	37,458
Shareholders’ equity***	12,976	13,423	13,524	13,152	13,231	13,097

Other customer funds under management	15,674	16,110	16,243	13,919	12,638	10,687

Mutual funds	15,674	16,110	16,243	13,919	12,638	10,687
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Customer funds under management	289,809	316,445	311,433	287,823	282,009	278,820

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	1.82	1.83	1.94	2.05	2.03	2.01
NPL coverage	37.5	37.5	44.8	44.1	42.1	42.1

Spread (Retail Banking)	1.47	1.36	1.34	1.39	1.53	1.63

Loans spreads	2.49	2.54	2.60	2.66	2.78	2.80
Deposits spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)

United Kingdom

£ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,371	1,416	(45)	(3.2)

Net fees	430	470	(40)	(8.6)
Gains (losses) on financial transactions	210	195	15	7.8
Other operating income*	10	12	(2)	(16.6)

Gross income	2,022	2,094	(72)	(3.4)

Operating expenses	(1,127)	(1,110)	(17)	1.6
General administrative expenses	(962)	(961)	(2)	0.2
Personnel	(601)	(608)	7	(1.1)
Other general administrative expenses	(361)	(353)	(9)	2.5
Depreciation and amortisation	(165)	(149)	(15)	10.3

Net operating income	894	984	(89)	(9.1)

Net loan-loss provisions	(239)	(345)	106	(30.7)
Other income	(123)	(84)	(38)	45.4

Ordinary profit before taxes	532	554	(22)	(3.9)

Tax on profit	(106)	(139)	32	(23.3)

Ordinary profit from continuing operations	426	416	11	2.6

Net profit from discontinued operations	(12)	26	(38)	—

Ordinary consolidated profit	414	441	(27)	(6.1)

Minority interests	0	0	(0)	(74.1)

Ordinary attributable profit to the Group	414	441	(27)	(6.1)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	414	441	(27)	(6.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	204,204	221,325	(17,121)	(7.7)
Trading portfolio (w/o loans)	29,574	32,062	(2,488)	(7.8)
Available-for-sale financial assets	5,178	4,851	327	6.7
Due from credit institutions**	13,784	13,786	(1)	(0.0)
Intangible assets and property and equipment	2,039	1,955	84	4.3
Other assets	42,577	37,635	4,942	13.1

Total assets/liabilities & shareholders’ equity	297,358	311,614	(14,256)	(4.6)

Customer deposits**	168,007	170,390	(2,383)	(1.4)
Marketable debt securities**	57,381	65,056	(7,675)	(11.8)
Subordinated debt**	4,455	6,864	(2,409)	(35.1)
Insurance liabilities	—	—	—	—
Due to credit institutions**	24,179	26,932	(2,753)	(10.2)
Other liabilities	32,109	31,541	567	1.8
Shareholders’ equity***	11,227	10,830	397	3.7

Other customer funds under management	9,161	12,997	(3,836)	(29.5)

Mutual funds	9,161	12,997	(3,836)	(29.5)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	239,004	255,308	(16,304)	(6.4)

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

United Kingdom

£ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	752	664	645	643	683	688

Net fees	236	235	237	257	212	218
Gains (losses) on financial transactions	93	102	54	44	73	137
Other operating income*	7	5	0	4	5	6

Gross income	1,088	1,006	936	947	973	1,048

Operating expenses	(552)	(558)	(546)	(524)	(560)	(567)
General administrative expenses	(475)	(485)	(456)	(457)	(476)	(486)
Personnel	(304)	(304)	(310)	(291)	(301)	(300)
Other general administrative expenses	(171)	(181)	(146)	(165)	(175)	(186)
Depreciation and amortisation	(77)	(72)	(90)	(67)	(83)	(81)

Net operating income	535	448	390	423	413	481

Net loan-loss provisions	(172)	(173)	(147)	(161)	(137)	(103)
Other income	(53)	(32)	(24)	(27)	(35)	(87)

Ordinary profit before taxes	311	244	218	236	241	291

Tax on profit	(81)	(57)	(44)	(49)	(51)	(56)

Ordinary profit from continuing operations	229	186	174	187	191	235

Net profit from discontinued operations	14	12	16	20	—	(12)

Ordinary consolidated profit	243	198	190	207	191	224

Minority interests	0	0	0	0	0	(0)

Ordinary attributable profit to the Group	243	198	190	207	191	224

Net capital gains and provisions	—	—	65	(0)	—	—

Attributable profit to the Group	243	198	256	207	191	224

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	216,512	221,325	215,514	203,337	204,994	204,204
Trading portfolio (w/o loans)	30,208	32,062	34,784	31,156	31,853	29,574
Available-for-sale financial assets	831	4,851	5,407	5,483	5,412	5,178
Due from credit institutions**	14,800	13,786	16,415	14,791	17,759	13,784
Intangible assets and property and equipment	1,906	1,955	1,973	2,090	2,068	2,039
Other assets	40,685	37,635	37,669	36,171	37,913	42,577

Total assets/liabilities & shareholders’ equity	304,941	311,614	311,761	293,028	300,000	297,358

Customer deposits**	159,881	170,390	170,390	158,692	164,366	168,007
Marketable debt securities**	61,977	65,056	60,622	60,325	58,875	57,381
Subordinated debt**	6,743	6,864	4,565	4,516	4,540	4,455
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	35,174	26,932	27,729	23,922	24,166	24,179
Other liabilities	30,346	31,541	37,664	34,838	36,865	32,109
Shareholders’ equity***	10,821	10,830	10,792	10,733	11,188	11,227

Other customer funds under management	13,070	12,997	12,963	11,359	10,686	9,161

Mutual funds	13,070	12,997	12,963	11,359	10,686	9,161
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Customer funds under management	241,672	255,308	248,539	234,893	238,467	239,004

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Latin America

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	8,053	9,204	(1,151)	(12.5)

Net fees	2,553	2,546	7	0.3
Gains (losses) on financial transactions	549	545	4	0.7
Other operating income*	5	(65)	71	—

Gross income	11,160	12,230	(1,070)	(8.7)

Operating expenses	(4,414)	(4,505)	92	(2.0)
General administrative expenses	(3,945)	(4,091)	146	(3.6)
Personnel	(2,215)	(2,326)	111	(4.8)
Other general administrative expenses	(1,729)	(1,764)	35	(2.0)
Depreciation and amortisation	(469)	(415)	(54)	13.0

Net operating income	6,746	7,724	(978)	(12.7)

Net loan-loss provisions	(3,559)	(3,767)	209	(5.5)
Other income	(210)	(503)	293	(58.2)

Profit before taxes	2,977	3,454	(477)	(13.8)

Tax on profit	(632)	(788)	155	(19.7)

Profit from continuing operations	2,345	2,666	(321)	(12.1)

Net profit from discontinued operations	—	0	(0)	(100.0)

Consolidated profit	2,345	2,666	(321)	(12.1)

Minority interests	489	447	41	9.2

Attributable profit to the Group	1,856	2,219	(363)	(16.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	140,083	141,115	(1,032)	(0.7)
Trading portfolio (w/o loans)	30,540	32,663	(2,122)	(6.5)
Available-for-sale financial assets	21,763	23,886	(2,123)	(8.9)
Due from credit institutions**	26,400	23,572	2,828	12.0
Intangible assets and property and equipment	4,056	4,056	(0)	(0.0)
Other assets	48,217	48,577	(361)	(0.7)

Total assets/liabilities & shareholders’ equity	271,058	273,870	(2,811)	(1.0)

Customer deposits**	137,922	136,183	1,739	1.3
Marketable debt securities**	29,036	26,072	2,964	11.4
Subordinated debt**	4,346	6,017	(1,671)	(27.8)
Insurance liabilities	—	—	—	—
Due to credit institutions**	32,455	39,530	(7,075)	(17.9)
Other liabilities	43,247	43,796	(548)	(1.3)
Shareholders’ equity***	24,052	22,272	1,780	8.0

Other customer funds under management	63,568	66,699	(3,131)	(4.7)

Mutual funds	49,610	54,013	(4,404)	(8.2)
Pension funds	0	—	0	—
Managed portfolios	13,958	12,686	1,272	10.0

Customer funds under management	234,872	234,971	(99)	(0.0)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	15.02	19.28	(4.26 p. )
Efficiency ratio (with amortisations)	39.5	36.8	2.7 p.
NPL ratio	5.26	5.14	0.12 p.
NPL coverage	85.4	89.5	(4.1 p. )
Number of employees	88,433	90,696	(2,263)	(2.5)
Number of branches	5,997	5,991	6	0.1

Latin America

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	4,650	4,554	4,449	4,227	4,057	3,996

Net fees	1,327	1,219	1,285	1,266	1,277	1,276
Gains (losses) on financial transactions	247	298	309	217	339	210
Other operating income*	(49)	(17)	(28)	(21)	(3)	9

Gross income	6,175	6,055	6,016	5,689	5,669	5,491

Operating expenses	(2,314)	(2,192)	(2,298)	(2,320)	(2,195)	(2,219)
General administrative expenses	(2,104)	(1,986)	(2,072)	(2,090)	(1,962)	(1,982)
Personnel	(1,190)	(1,136)	(1,166)	(1,150)	(1,109)	(1,107)
Other general administrative expenses	(914)	(850)	(907)	(940)	(854)	(876)
Depreciation and amortisation	(209)	(205)	(226)	(230)	(233)	(236)

Net operating income	3,861	3,863	3,717	3,369	3,474	3,273

Net loan-loss provisions	(1,742)	(2,026)	(1,851)	(1,762)	(1,801)	(1,758)
Other income	(248)	(255)	(236)	(79)	(64)	(146)

Profit before taxes	1,872	1,582	1,630	1,528	1,609	1,369

Tax on profit	(425)	(362)	(402)	(295)	(347)	(286)

Profit from continuing operations	1,447	1,220	1,228	1,233	1,262	1,083

Net profit from discontinued operations	—	0	(0)	—	—	—

Consolidated profit	1,447	1,220	1,228	1,233	1,262	1,083

Minority interests	239	208	173	245	274	215

Attributable profit to the Group	1,207	1,012	1,055	988	988	868

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	141,411	141,115	142,412	140,090	148,965	140,083
Trading portfolio (w/o loans)	31,489	32,663	27,227	28,403	32,031	30,540
Available-for-sale financial assets	24,935	23,886	23,385	23,499	23,744	21,763
Due from credit institutions**	25,567	23,572	27,972	25,799	36,382	26,400
Intangible assets and property and equipment	4,355	4,056	4,378	4,490	4,491	4,056
Other assets	47,985	48,577	51,884	47,346	51,113	48,217

Total assets/liabilities & shareholders’ equity	275,742	273,870	277,258	269,627	296,726	271,058

Customer deposits**	143,065	136,183	135,000	134,765	144,487	137,922
Marketable debt securities**	26,167	26,072	26,516	28,107	30,605	29,036
Subordinated debt**	6,100	6,017	5,850	5,734	5,781	4,346
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	34,632	39,530	39,307	32,131	38,501	32,455
Other liabilities	42,100	43,796	49,654	48,481	50,653	43,247
Shareholders’ equity***	23,677	22,272	20,932	20,409	26,698	24,052

Other customer funds under management	73,185	66,699	62,440	60,831	68,289	63,568

Mutual funds	59,080	54,013	49,972	48,178	53,690	49,610
Pension funds	—	—	—	—	—	0
Managed portfolios	14,105	12,686	12,467	12,653	14,600	13,958

Customer funds under management	248,518	234,971	229,806	229,437	249,162	234,872

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.67	5.14	5.31	5.42	5.44	5.26
NPL coverage	91.6	89.5	89.8	87.5	86.7	85.4

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group
	H1 ’13	H1 ’12	Var. (%)	H1 ’13	H1 ’12	Var. (%)	H1 ’13	H1 ’12	Var. (%)
Brazil	7,354	8,617	(14.6)	4,628	5,667	(18.3)	919	1,140	(19.4)
Mexico	1,575	1,323	19.1	966	821	17.7	441	553	(20.3)
Chile	1,117	1,135	(1.6)	634	686	(7.6)	201	256	(21.6)
Argentina	636	585	8.7	331	305	8.6	166	146	13.2
Uruguay	130	115	12.8	48	38	27.0	28	24	16.0
Puerto Rico	164	184	(10.7)	73	92	(20.9)	53	24	121.3
Rest	32	109	(70.7)	(16)	22	—	(14)	5	—

Subtotal	11,007	12,067	(8.8)	6,665	7,631	(12.7)	1,792	2,147	(16.6)

Santander Private Banking	152	162	(6.1)	81	93	(12.7)	65	72	(10.0)

Total	11,160	12,230	(8.7)	6,746	7,724	(12.7)	1,856	2,219	(16.3)

Brazil

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	5,515	6,688	(1,173)	(17.5)

Net fees	1,560	1,592	(32)	(2.0)
Gains (losses) on financial transactions	277	393	(116)	(29.5)
Other operating income*	2	(57)	59	—

Gross income	7,354	8,617	(1,262)	(14.6)

Operating expenses	(2,726)	(2,949)	223	(7.6)
General administrative expenses	(2,421)	(2,682)	261	(9.7)
Personnel	(1,328)	(1,493)	165	(11.1)
Other general administrative expenses	(1,093)	(1,189)	96	(8.1)
Depreciation and amortisation	(306)	(267)	(38)	14.3

Net operating income	4,628	5,667	(1,039)	(18.3)

Net loan-loss provisions	(2,844)	(3,225)	382	(11.8)
Other income	(211)	(468)	258	(55.0)

Profit before taxes	1,574	1,974	(400)	(20.3)

Tax on profit	(394)	(505)	111	(22.0)

Profit from continuing operations	1,180	1,469	(289)	(19.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,180	1,469	(289)	(19.7)

Minority interests	262	329	(68)	(20.5)

Attributable profit to the Group	919	1,140	(221)	(19.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	71,296	75,963	(4,667)	(6.1)
Trading portfolio (w/o loans)	12,276	11,149	1,127	10.1
Available-for-sale financial assets	14,848	16,204	(1,355)	(8.4)
Due from credit institutions**	11,171	10,688	483	4.5
Intangible assets and property and equipment	2,965	3,061	(96)	(3.1)
Other assets	32,258	33,628	(1,370)	(4.1)

Total assets/liabilities & shareholders’ equity	144,814	150,692	(5,877)	(3.9)

Customer deposits**	69,199	69,095	104	0.2
Marketable debt securities**	21,453	19,197	2,256	11.8
Subordinated debt**	3,130	4,441	(1,311)	(29.5)
Insurance liabilities	—	—	—	—
Due to credit institutions**	14,571	20,313	(5,742)	(28.3)
Other liabilities	23,075	25,247	(2,171)	(8.6)
Shareholders’ equity***	13,386	12,399	988	8.0

Other customer funds under management	35,630	39,172	(3,542)	(9.0)

Mutual funds	32,514	36,066	(3,552)	(9.8)
Pension funds	(0)	—	(0)	—
Managed portfolios	3,116	3,106	11	0.3

Customer funds under management	129,412	131,905	(2,493)	(1.9)

** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	13.13	17.98	(4.86 p. )
Efficiency ratio (with amortisations)	37.1	34.2	2.8 p.
NPL ratio	6.49	6.51	(0.02 p. )
NPL coverage	91.3	90.1	1.2 p.
Number of employees	51,472	54,692	(3,220)	(5.9)
Number of branches	3,697	3,784	(87)	(2.3)

Brazil

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	3,376	3,312	3,178	2,880	2,802	2,713

Net fees	848	744	780	765	774	786
Gains (losses) on financial transactions	170	223	203	120	215	62
Other operating income*	(41)	(16)	(17)	(5)	0	2

Gross income	4,353	4,263	4,143	3,760	3,792	3,562

Operating expenses	(1,537)	(1,413)	(1,465)	(1,454)	(1,366)	(1,361)
General administrative expenses	(1,401)	(1,281)	(1,314)	(1,301)	(1,214)	(1,207)
Personnel	(781)	(712)	(734)	(719)	(677)	(650)
Other general administrative expenses	(620)	(569)	(580)	(582)	(536)	(557)
Depreciation and amortisation	(136)	(132)	(151)	(153)	(152)	(154)

Net operating income	2,816	2,851	2,678	2,306	2,426	2,202

Net loan-loss provisions	(1,490)	(1,735)	(1,505)	(1,394)	(1,471)	(1,372)
Other income	(222)	(246)	(241)	(102)	(78)	(133)

Profit before taxes	1,104	870	933	810	877	697

Tax on profit	(283)	(222)	(269)	(164)	(224)	(170)

Profit from continuing operations	821	648	664	646	653	527

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	821	648	664	646	653	527

Minority interests	179	150	133	129	155	107

Attributable profit to the Group	641	498	531	518	499	420

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	78,083	75,963	75,293	74,511	77,918	71,296
Trading portfolio (w/o loans)	10,977	11,149	9,265	12,648	11,824	12,276
Available-for-sale financial assets	15,261	16,204	15,553	16,284	16,766	14,848
Due from credit institutions**	12,965	10,688	12,384	11,341	15,402	11,171
Intangible assets and property and equipment	3,262	3,061	3,361	3,357	3,330	2,965
Other assets	34,529	33,628	34,554	31,128	33,640	32,258

Total assets/liabilities & shareholders’ equity	155,077	150,692	150,410	149,270	158,880	144,814

Customer deposits**	76,352	69,095	69,588	69,849	75,162	69,199
Marketable debt securities**	18,872	19,197	18,812	19,974	21,850	21,453
Subordinated debt**	4,604	4,441	4,459	4,409	4,438	3,130
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	17,199	20,313	19,594	17,400	18,084	14,571
Other liabilities	24,961	25,247	25,779	25,808	24,354	23,075
Shareholders’ equity***	13,089	12,399	12,179	11,830	14,992	13,386

Other customer funds under management	44,407	39,172	35,744	34,813	39,054	35,630

Mutual funds	41,247	36,066	32,577	31,339	35,498	32,514
Pension funds	—	—	—	—	—	(0)
Managed portfolios	3,160	3,106	3,167	3,474	3,556	3,116

Customer funds under management	144,235	131,905	128,602	129,045	140,504	129,412

** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	5.76	6.51	6.79	6.86	6.90	6.49
NPL coverage	90.0	90.1	92.0	90.2	90.4	91.3

Spread (Retail Banking)	15.17	15.49	14.81	13.92	13.81	13.26

Loans spreads	14.44	14.84	14.25	13.41	13.09	12.51
Deposits spreads	0.73	0.65	0.56	0.51	0.72	0.75

Brazil

R$ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	14,692	16,109	(1,417)	(8.8)

Net fees	4,156	3,836	321	8.4
Gains (losses) on financial transactions	738	947	(209)	(22.0)
Other operating income*	6	(137)	142	—

Gross income	19,592	20,755	(1,163)	(5.6)

Operating expenses	(7,263)	(7,105)	(159)	2.2
General administrative expenses	(6,449)	(6,460)	11	(0.2)
Personnel	(3,537)	(3,596)	59	(1.7)
Other general administrative expenses	(2,912)	(2,864)	(48)	1.7
Depreciation and amortisation	(815)	(644)	(170)	26.4

Net operating income	12,329	13,651	(1,322)	(9.7)

Net loan-loss provisions	(7,575)	(7,769)	193	(2.5)
Other income	(561)	(1,128)	567	(50.3)

Profit before taxes	4,193	4,754	(561)	(11.8)

Tax on profit	(1,048)	(1,216)	167	(13.7)

Profit from continuing operations	3,144	3,538	(394)	(11.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,144	3,538	(394)	(11.1)

Minority interests	697	793	(96)	(12.1)

Attributable profit to the Group	2,447	2,745	(298)	(10.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	206,039	195,893	10,146	5.2
Trading portfolio (w/o loans)	35,476	28,751	6,726	23.4
Available-for-sale financial assets	42,911	41,786	1,125	2.7
Due from credit institutions**	32,283	27,562	4,722	17.1
Intangible assets and property and equipment	8,568	7,893	675	8.6
Other assets	93,222	86,720	6,503	7.5

Total assets/liabilities & shareholders’ equity	418,499	388,604	29,896	7.7

Customer deposits**	199,979	178,183	21,796	12.2
Marketable debt securities**	61,997	49,505	12,492	25.2
Subordinated debt**	9,046	11,454	(2,408)	(21.0)
Insurance liabilities	—	—	—	—
Due to credit institutions**	42,108	52,383	(10,275)	(19.6)
Other liabilities	66,685	65,106	1,579	2.4
Shareholders’ equity***	38,685	31,974	6,711	21.0

Other customer funds under management	102,967	101,016	1,951	1.9

Mutual funds	93,961	93,007	954	1.0
Pension funds	(0)	—	(0)	—
Managed portfolios	9,006	8,009	997	12.4

Customer funds under management	373,988	340,157	33,831	9.9

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Brazil

R$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	7,817	8,293	8,060	7,710	7,385	7,307

Net fees	1,964	1,871	1,976	2,036	2,040	2,116
Gains (losses) on financial transactions	393	554	512	331	568	170
Other operating income*	(94)	(42)	(45)	(16)	1	5

Gross income	10,080	10,675	10,502	10,061	9,993	9,599

Operating expenses	(3,559)	(3,546)	(3,710)	(3,864)	(3,599)	(3,664)
General administrative expenses	(3,244)	(3,216)	(3,328)	(3,459)	(3,199)	(3,250)
Personnel	(1,808)	(1,788)	(1,860)	(1,912)	(1,785)	(1,752)
Other general administrative expenses	(1,436)	(1,428)	(1,469)	(1,547)	(1,413)	(1,499)
Depreciation and amortisation	(314)	(330)	(382)	(405)	(400)	(414)

Net operating income	6,521	7,130	6,792	6,197	6,394	5,935

Net loan-loss provisions	(3,450)	(4,318)	(3,818)	(3,731)	(3,878)	(3,698)
Other income	(515)	(613)	(608)	(291)	(205)	(356)

Profit before taxes	2,556	2,198	2,366	2,175	2,311	1,881

Tax on profit	(655)	(560)	(679)	(449)	(590)	(459)

Profit from continuing operations	1,901	1,638	1,687	1,726	1,722	1,422

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,901	1,638	1,687	1,726	1,722	1,422

Minority interests	416	377	339	345	408	289

Attributable profit to the Group	1,485	1,260	1,348	1,381	1,314	1,133

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	189,921	195,893	197,508	201,448	200,273	206,039
Trading portfolio (w/o loans)	26,699	28,751	24,304	34,195	30,392	35,476
Available-for-sale financial assets	37,120	41,786	40,800	44,027	43,094	42,911
Due from credit institutions**	31,534	27,562	32,486	30,661	39,587	32,283
Intangible assets and property and equipment	7,935	7,893	8,816	9,077	8,560	8,568
Other assets	83,984	86,720	90,642	84,158	86,464	93,222

Total assets/liabilities & shareholders’ equity	377,194	388,604	394,555	403,567	408,370	418,499

Customer deposits**	185,712	178,183	182,542	188,844	193,190	199,979
Marketable debt securities**	45,902	49,505	49,347	54,002	56,160	61,997
Subordinated debt**	11,199	11,454	11,696	11,919	11,407	9,046
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	41,834	52,383	51,399	47,042	46,482	42,108
Other liabilities	60,712	65,106	67,622	69,775	62,597	66,685
Shareholders’ equity***	31,835	31,974	31,949	31,985	38,535	38,685

Other customer funds under management	108,010	101,016	93,764	94,121	100,381	102,967

Mutual funds	100,325	93,007	85,456	84,728	91,241	93,961
Pension funds	—	—	—	—	—	(0)
Managed portfolios	7,685	8,009	8,308	9,393	9,140	9,006

Customer funds under management	350,823	340,157	337,349	348,886	361,138	373,988

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,057	957	99	10.4

Net fees	412	344	68	19.7
Gains (losses) on financial transactions	114	35	79	224.9
Other operating income*	(8)	(14)	6	(45.7)

Gross income	1,575	1,323	252	19.1

Operating expenses	(608)	(501)	(107)	21.3
General administrative expenses	(545)	(443)	(102)	22.9
Personnel	(300)	(255)	(45)	17.5
Other general administrative expenses	(245)	(188)	(57)	30.3
Depreciation and amortisation	(64)	(58)	(5)	9.1

Net operating income	966	821	145	17.7

Net loan-loss provisions	(326)	(179)	(147)	82.1
Other income	24	27	(3)	(11.9)

Profit before taxes	665	670	(5)	(0.8)

Tax on profit	(85)	(116)	31	(26.4)

Profit from continuing operations	579	554	26	4.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	579	554	26	4.6

Minority interests	139	1	138	—

Attributable profit to the Group	441	553	(112)	(20.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	22,440	20,454	1,986	9.7
Trading portfolio (w/o loans)	12,644	16,151	(3,507)	(21.7)
Available-for-sale financial assets	3,192	3,259	(67)	(2.0)
Due from credit institutions**	5,857	5,777	80	1.4
Intangible assets and property and equipment	380	309	72	23.2
Other assets	4,774	4,375	399	9.1

Total assets/liabilities & shareholders’ equity	49,287	50,325	(1,038)	(2.1)

Customer deposits**	28,178	26,033	2,145	8.2
Marketable debt securities**	1,534	1,301	232	17.8
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,828	8,899	(4,072)	(45.8)
Other liabilities	10,676	9,792	884	9.0
Shareholders’ equity***	4,072	4,299	(227)	(5.3)

Other customer funds under management	10,789	10,453	336	3.2

Mutual funds	10,789	10,453	336	3.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	40,500	37,787	2,713	7.2

** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	21.52	25.51	(3.99 p. )
Efficiency ratio (with amortisations)	38.6	37.9	0.7 p.
NPL ratio	2.20	1.64	0.56 p.
NPL coverage	142.7	183.4	(40.7 p. )
Number of employees	14,304	13,043	1,261	9.7
Number of branches	1,215	1,125	90	8.0

Mexico

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	477	481	523	526	516	541

Net fees	180	164	200	207	215	196
Gains (losses) on financial transactions	31	4	33	36	54	60
Other operating income*	(10)	(3)	(14)	(21)	(10)	3

Gross income	677	646	742	749	775	799

Operating expenses	(251)	(251)	(296)	(330)	(301)	(307)
General administrative expenses	(221)	(222)	(269)	(303)	(271)	(274)
Personnel	(128)	(128)	(137)	(142)	(148)	(152)
Other general administrative expenses	(94)	(94)	(132)	(160)	(123)	(122)
Depreciation and amortisation	(30)	(29)	(27)	(28)	(30)	(33)

Net operating income	426	395	446	419	474	492

Net loan-loss provisions	(78)	(101)	(129)	(158)	(142)	(184)
Other income	(2)	29	6	22	26	(2)

Profit before taxes	346	324	323	283	357	307

Tax on profit	(51)	(65)	(48)	(43)	(42)	(44)

Profit from continuing operations	295	259	275	240	316	264

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	295	259	275	240	316	264

Minority interests	0	0	0	58	74	64

Attributable profit to the Group	294	259	274	181	241	199

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	19,146	20,454	21,545	20,384	23,279	22,440
Trading portfolio (w/o loans)	15,296	16,151	12,811	10,470	14,661	12,644
Available-for-sale financial assets	3,647	3,259	3,329	2,772	2,386	3,192
Due from credit institutions**	6,328	5,777	7,075	7,672	12,927	5,857
Intangible assets and property and equipment	378	309	336	380	400	380
Other assets	4,431	4,375	4,974	5,209	5,131	4,774

Total assets/liabilities & shareholders’ equity	49,225	50,325	50,070	46,886	58,785	49,287

Customer deposits**	26,120	26,033	24,162	24,743	27,387	28,178
Marketable debt securities**	1,312	1,301	1,343	2,021	2,270	1,534
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	8,785	8,899	6,738	3,757	8,085	4,828
Other liabilities	8,569	9,792	14,397	13,026	16,580	10,676
Shareholders’ equity***	4,438	4,299	3,431	3,340	4,463	4,072

Other customer funds under management	10,503	10,453	10,579	10,328	11,300	10,789

Mutual funds	10,503	10,453	10,579	10,328	11,300	10,789
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Customer funds under management	37,936	37,787	36,084	37,091	40,957	40,500

** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	1.61	1.64	1.69	1.94	1.92	2.20
NPL coverage	194.9	183.4	175.4	157.3	157.1	142.7

Spread (Retail Banking)	10.16	10.27	10.26	10.49	10.32	10.05

Loans spreads	8.20	8.35	8.33	8.49	8.46	8.41
Deposits spreads	1.96	1.92	1.93	2.00	1.86	1.64

Mexico

Million pesos

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	17,408	16,447	961	5.8

Net fees	6,779	5,909	870	14.7
Gains (losses) on financial transactions	1,872	601	1,271	211.5
Other operating income*	(124)	(238)	114	(47.9)

Gross income	25,935	22,719	3,216	14.2

Operating expenses	(10,020)	(8,614)	(1,407)	16.3
General administrative expenses	(8,974)	(7,613)	(1,361)	17.9
Personnel	(4,942)	(4,387)	(555)	12.7
Other general administrative expenses	(4,032)	(3,226)	(806)	25.0
Depreciation and amortisation	(1,047)	(1,001)	(46)	4.6

Net operating income	15,914	14,106	1,809	12.8

Net loan-loss provisions	(5,366)	(3,074)	(2,292)	74.6
Other income	397	470	(73)	(15.5)

Profit before taxes	10,946	11,502	(556)	(4.8)

Tax on profit	(1,404)	(1,990)	586	(29.5)

Profit from continuing operations	9,542	9,512	30	0.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	9,542	9,512	30	0.3

Minority interests	2,284	13	2,271	—

Attributable profit to the Group	7,258	9,499	(2,240)	(23.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	382,406	345,172	37,235	10.8
Trading portfolio (w/o loans)	215,470	272,561	(57,091)	(20.9)
Available-for-sale financial assets	54,394	54,991	(597)	(1.1)
Due from credit institutions**	99,804	97,490	2,315	2.4
Intangible assets and property and equipment	6,481	5,211	1,270	24.4
Other assets	81,358	73,835	7,523	10.2

Total assets/liabilities & shareholders’ equity	839,913	849,259	(9,346)	(1.1)

Customer deposits**	480,183	439,315	40,868	9.3
Marketable debt securities**	26,134	21,963	4,172	19.0
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	82,273	150,182	(67,909)	(45.2)
Other liabilities	181,936	165,247	16,688	10.1
Shareholders’ equity***	69,388	72,551	(3,164)	(4.4)

Other customer funds under management	183,853	176,393	7,460	4.2

Mutual funds	183,853	176,393	7,460	4.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds under management	690,170	637,671	52,499	8.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Mexico

Million pesos

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	8,113	8,334	8,613	8,839	8,620	8,787

Net fees	3,056	2,852	3,300	3,470	3,591	3,188
Gains (losses) on financial transactions	526	75	558	613	901	971
Other operating income*	(179)	(59)	(230)	(346)	(172)	48

Gross income	11,517	11,202	12,241	12,577	12,941	12,994

Operating expenses	(4,269)	(4,344)	(4,890)	(5,553)	(5,032)	(4,989)
General administrative expenses	(3,766)	(3,847)	(4,445)	(5,085)	(4,523)	(4,451)
Personnel	(2,173)	(2,214)	(2,252)	(2,392)	(2,470)	(2,472)
Other general administrative expenses	(1,593)	(1,633)	(2,192)	(2,693)	(2,053)	(1,979)
Depreciation and amortisation	(503)	(498)	(446)	(467)	(509)	(538)

Net operating income	7,248	6,857	7,350	7,024	7,909	8,005

Net loan-loss provisions	(1,327)	(1,747)	(2,145)	(2,656)	(2,370)	(2,996)
Other income	(34)	504	93	369	428	(31)

Profit before taxes	5,888	5,614	5,298	4,736	5,967	4,978

Tax on profit	(874)	(1,116)	(786)	(721)	(696)	(708)

Profit from continuing operations	5,014	4,498	4,512	4,016	5,271	4,271

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	5,014	4,498	4,512	4,016	5,271	4,271

Minority interests	7	6	6	980	1,241	1,043

Attributable profit to the Group	5,007	4,492	4,506	3,035	4,031	3,227

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	325,901	345,172	357,835	350,281	368,141	382,406
Trading portfolio (w/o loans)	260,365	272,561	212,769	179,914	231,851	215,470
Available-for-sale financial assets	62,076	54,991	55,296	47,628	37,741	54,394
Due from credit institutions**	107,719	97,490	117,512	131,836	204,440	99,804
Intangible assets and property and equipment	6,427	5,211	5,573	6,531	6,332	6,481
Other assets	75,425	73,835	82,612	89,520	81,151	81,358

Total assets/liabilities & shareholders’ equity	837,913	849,259	831,597	805,711	929,657	839,913

Customer deposits**	444,626	439,315	401,292	425,189	433,113	480,183
Marketable debt securities**	22,332	21,963	22,308	34,721	35,894	26,134
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	149,546	150,182	111,901	64,563	127,866	82,273
Other liabilities	145,862	165,247	239,113	223,838	262,202	181,936
Shareholders’ equity***	75,547	72,551	56,983	57,399	70,582	69,388

Other customer funds under management	178,789	176,393	175,708	177,474	178,705	183,853

Mutual funds	178,789	176,393	175,708	177,474	178,705	183,853
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Customer funds under management	645,746	637,671	599,307	637,385	647,712	690,170

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	817	847	(29)	(3.4)

Net fees	204	224	(20)	(9.0)
Gains (losses) on financial transactions	84	57	27	47.6
Other operating income*	12	8	3	42.7

Gross income	1,117	1,135	(19)	(1.6)

Operating expenses	(482)	(449)	(33)	7.5
General administrative expenses	(426)	(402)	(24)	6.1
Personnel	(263)	(252)	(12)	4.7
Other general administrative expenses	(163)	(150)	(13)	8.4
Depreciation and amortisation	(56)	(47)	(9)	19.4

Net operating income	634	686	(52)	(7.6)

Net loan-loss provisions	(302)	(245)	(57)	23.1
Other income	2	(15)	17	—

Profit before taxes	335	427	(92)	(21.6)

Tax on profit	(46)	(55)	8	(15.3)

Profit from continuing operations	288	372	(84)	(22.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	288	372	(84)	(22.5)

Minority interests	88	116	(28)	(24.5)

Attributable profit to the Group	201	256	(55)	(21.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	30,085	29,074	1,010	3.5
Trading portfolio (w/o loans)	1,470	1,768	(298)	(16.9)
Available-for-sale financial assets	2,368	2,861	(494)	(17.3)
Due from credit institutions**	3,122	2,798	325	11.6
Intangible assets and property and equipment	341	360	(20)	(5.5)
Other assets	2,661	4,284	(1,623)	(37.9)

Total assets/liabilities & shareholders’ equity	40,046	41,146	(1,100)	(2.7)

Customer deposits**	21,961	23,228	(1,267)	(5.5)
Marketable debt securities**	6,026	5,539	488	8.8
Subordinated debt**	1,039	1,354	(315)	(23.2)
Insurance liabilities	—	—	—	—
Due to credit institutions**	4,691	4,974	(283)	(5.7)
Other liabilities	4,015	3,790	224	5.9
Shareholders’ equity***	2,313	2,261	52	2.3

Other customer funds under management	5,686	5,126	560	10.9

Mutual funds	4,349	5,126	(777)	(15.2)
Pension funds	—	—	—	—
Managed portfolios	1,337	—	1,337	—

Customer funds under management	34,712	35,246	(534)	(1.5)

** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	15.98	21.64	(5.66 p. )
Efficiency ratio (with amortisations)	43.2	39.5	3.7 p.
NPL ratio	5.81	4.65	1.16 p.
NPL coverage	49.9	64.0	(14.1 p. )
Number of employees	12,223	12,272	(49)	(0.4)
Number of branches	501	499	2	0.4

Chile

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	432	415	408	473	411	407

Net fees	111	112	115	109	105	99
Gains (losses) on financial transactions	16	41	39	27	31	53
Other operating income*	5	3	1	(1)	7	5

Gross income	564	572	563	608	554	563

Operating expenses	(215)	(234)	(243)	(242)	(234)	(248)
General administrative expenses	(193)	(209)	(217)	(214)	(205)	(221)
Personnel	(118)	(134)	(136)	(134)	(126)	(138)
Other general administrative expenses	(75)	(76)	(81)	(79)	(79)	(84)
Depreciation and amortisation	(22)	(25)	(26)	(28)	(29)	(27)

Net operating income	349	337	321	366	320	315

Net loan-loss provisions	(125)	(120)	(171)	(157)	(155)	(147)
Other income	(4)	(10)	14	6	(1)	3

Profit before taxes	220	207	163	215	164	171

Tax on profit	(30)	(25)	(23)	(23)	(16)	(31)

Profit from continuing operations	190	182	140	192	148	140

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	190	182	140	192	148	140

Minority interests	59	57	40	58	45	43

Attributable profit to the Group	131	125	101	134	103	97

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	27,257	29,074	30,043	29,677	31,615	30,085
Trading portfolio (w/o loans)	1,816	1,768	1,717	1,725	1,549	1,470
Available-for-sale financial assets	4,127	2,861	2,887	2,949	3,133	2,368
Due from credit institutions**	2,625	2,798	3,773	3,151	3,720	3,122
Intangible assets and property and equipment	365	360	365	373	376	341
Other assets	2,845	4,284	3,530	2,799	2,764	2,661

Total assets/liabilities & shareholders’ equity	39,035	41,146	42,315	40,674	43,156	40,046

Customer deposits**	20,547	23,228	23,192	22,411	23,224	21,961
Marketable debt securities**	5,819	5,539	6,329	6,082	6,461	6,026
Subordinated debt**	1,288	1,354	1,175	1,151	1,164	1,039
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	4,827	4,974	4,960	4,674	5,284	4,691
Other liabilities	3,926	3,790	4,519	4,286	4,174	4,015
Shareholders’ equity***	2,629	2,261	2,138	2,071	2,849	2,313

Other customer funds under management	5,091	5,126	4,751	4,563	6,286	5,686

Mutual funds	5,091	5,126	4,751	4,563	4,844	4,349
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	1,442	1,337

Customer funds under management	32,745	35,246	35,447	34,206	37,135	34,712

** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	4.52	4.65	5.00	5.17	5.51	5.81
NPL coverage	68.3	64.0	60.8	57.7	53.9	49.9

Spread (Retail Banking)	7.01	6.98	6.84	6.61	6.70	6.74

Loans spreads	4.56	4.62	4.48	4.36	4.31	4.27
Deposits spreads	2.45	2.36	2.36	2.25	2.39	2.47

Chile

Ch$ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	513,355	540,442	(27,087)	(5.0)

Net fees	127,872	142,847	(14,976)	(10.5)
Gains (losses) on financial transactions	52,767	36,349	16,417	45.2
Other operating income*	7,290	5,195	2,095	40.3

Gross income	701,284	724,834	(23,551)	(3.2)

Operating expenses	(302,894)	(286,555)	(16,339)	5.7
General administrative expenses	(267,696)	(256,575)	(11,121)	4.3
Personnel	(165,473)	(160,716)	(4,757)	3.0
Other general administrative expenses	(102,223)	(95,859)	(6,364)	6.6
Depreciation and amortisation	(35,198)	(29,980)	(5,218)	17.4

Net operating income	398,390	438,279	(39,889)	(9.1)

Net loan-loss provisions	(189,695)	(156,616)	(33,079)	21.1
Other income	1,389	(9,308)	10,697	—

Profit before taxes	210,084	272,355	(62,271)	(22.9)

Tax on profit	(29,023)	(34,837)	5,814	(16.7)

Profit from continuing operations	181,061	237,518	(56,456)	(23.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	181,061	237,518	(56,456)	(23.8)

Minority interests	55,125	74,234	(19,108)	(25.7)

Attributable profit to the Group	125,936	163,284	(37,348)	(22.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	19,901,557	18,348,049	1,553,507	8.5
Trading portfolio (w/o loans)	972,355	1,115,756	(143,401)	(12.9)
Available-for-sale financial assets	1,566,166	1,805,655	(239,489)	(13.3)
Due from credit institutions**	2,065,436	1,765,475	299,962	17.0
Intangible assets and property and equipment	225,270	227,468	(2,198)	(1.0)
Other assets	1,760,204	2,703,655	(943,451)	(34.9)

Total assets/liabilities & shareholders’ equity	26,490,989	25,966,059	524,931	2.0

Customer deposits**	14,527,521	14,658,296	(130,775)	(0.9)
Marketable debt securities**	3,986,644	3,495,417	491,227	14.1
Subordinated debt**	687,548	854,557	(167,008)	(19.5)
Insurance liabilities	—	—	—	—
Due to credit institutions**	3,103,338	3,138,836	(35,499)	(1.1)
Other liabilities	2,655,717	2,391,846	263,871	11.0
Shareholders’ equity***	1,530,221	1,427,106	103,115	7.2

Other customer funds under management	3,761,328	3,234,844	526,483	16.3

Mutual funds	2,877,133	3,234,844	(357,711)	(11.1)
Pension funds	—	—	—	—
Managed portfolios	884,194	—	884,194	—

Customer funds under management	22,963,041	22,243,115	719,927	3.2

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Chile

Ch$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement

Net interest income	276,624	263,818	245,058	293,249	256,208	257,147

Net fees	71,257	71,591	69,145	67,251	65,411	62,461
Gains (losses) on financial transactions	10,143	26,207	23,883	16,894	19,528	33,239
Other operating income*	2,981	2,215	752	(329)	4,099	3,191

Gross income	361,004	363,830	338,838	377,065	345,246	356,038

Operating expenses	(137,450)	(149,105)	(146,532)	(149,946)	(145,951)	(156,943)
General administrative expenses	(123,336)	(133,239)	(130,957)	(132,402)	(127,747)	(139,949)
Personnel	(75,619)	(85,096)	(82,044)	(83,166)	(78,389)	(87,084)
Other general administrative expenses	(47,716)	(48,143)	(48,913)	(49,236)	(49,358)	(52,865)
Depreciation and amortisation	(14,115)	(15,866)	(15,575)	(17,543)	(18,204)	(16,994)

Net operating income	223,554	214,725	192,307	227,119	199,295	199,095

Net loan-loss provisions	(80,018)	(76,598)	(104,058)	(97,428)	(96,426)	(93,268)
Other income	(2,746)	(6,563)	8,851	3,836	(725)	2,114

Profit before taxes	140,790	131,565	97,099	133,528	102,143	107,940

Tax on profit	(19,173)	(15,664)	(13,927)	(14,431)	(9,779)	(19,243)

Profit from continuing operations	121,617	115,901	83,172	119,096	92,364	88,697

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	121,617	115,901	83,172	119,096	92,364	88,697

Minority interests	37,741	36,492	23,357	36,115	27,824	27,301

Attributable profit to the Group	83,875	79,409	59,814	82,981	64,540	61,396

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	17,698,244	18,348,049	18,372,766	18,748,111	19,118,178	19,901,557
Trading portfolio (w/o loans)	1,179,112	1,115,756	1,049,765	1,089,813	936,792	972,355
Available-for-sale financial assets	2,679,752	1,805,655	1,765,557	1,862,768	1,894,436	1,566,166
Due from credit institutions**	1,704,231	1,765,475	2,307,234	1,990,545	2,249,328	2,065,436
Intangible assets and property and equipment	237,232	227,468	223,420	235,386	227,136	225,270
Other assets	1,847,166	2,703,655	2,159,014	1,768,299	1,671,140	1,760,204

Total assets/liabilities & shareholders’ equity	25,345,737	25,966,059	25,877,755	25,694,922	26,097,010	26,490,989

Customer deposits**	13,340,968	14,658,296	14,183,400	14,157,440	14,043,939	14,527,521
Marketable debt securities**	3,778,230	3,495,417	3,870,576	3,842,344	3,907,130	3,986,644
Subordinated debt**	836,527	854,557	718,668	726,878	703,894	687,548
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	3,133,934	3,138,836	3,033,535	2,952,486	3,195,043	3,103,338
Other liabilities	2,548,965	2,391,846	2,763,916	2,707,376	2,524,145	2,655,717
Shareholders’ equity**	1,707,114	1,427,106	1,307,659	1,308,398	1,722,860	1,530,221

Other customer funds under management	3,305,670	3,234,844	2,905,322	2,882,327	3,801,165	3,761,328

Mutual funds	3,305,670	3,234,844	2,905,322	2,882,327	2,928,982	2,877,133
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	872,183	884,194

Customer funds under management	21,261,394	22,243,115	21,677,967	21,608,990	22,456,128	22,963,041

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	727	857	(131)	(15.2)

Net fees	192	193	(1)	(0.5)
Gains (losses) on financial transactions	66	136	(70)	(51.2)
Other operating income*	172	154	18	11.6

Gross income	1,157	1,341	(184)	(13.7)

Operating expenses	(596)	(575)	(20)	3.5
General administrative expenses	(521)	(509)	(12)	2.3
Personnel	(298)	(279)	(19)	6.9
Other general administrative expenses	(223)	(230)	7	(3.2)
Depreciation and amortisation	(75)	(66)	(8)	12.6

Net operating income	561	765	(204)	(26.6)

Net loan-loss provisions	(32)	(150)	118	(78.7)
Other income	(17)	(47)	29	(62.7)

Profit before taxes	512	569	(57)	(10.0)

Tax on profit	(89)	(116)	26	(22.9)

Profit from continuing operations	423	453	(30)	(6.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	423	453	(30)	(6.7)

Minority interests	—	—	—	—

Attributable profit to the Group	423	453	(30)	(6.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	39,683	42,984	(3,301)	(7.7)
Trading portfolio (w/o loans)	166	305	(139)	(45.7)
Available-for-sale financial assets	11,133	12,854	(1,720)	(13.4)
Due from credit institutions**	398	644	(247)	(38.3)
Intangible assets and property and equipment	555	529	26	4.9
Other assets	6,631	6,452	179	2.8

Total assets/liabilities & shareholders’ equity	58,566	63,768	(5,202)	(8.2)

Customer deposits**	37,611	38,344	(733)	(1.9)
Marketable debt securities**	823	388	435	112.1
Subordinated debt**	1,814	2,359	(545)	(23.1)
Insurance liabilities	—	—	—	—
Due to credit institutions**	10,354	15,058	(4,704)	(31.2)
Other liabilities	1,983	2,204	(222)	(10.0)
Shareholders’ equity***	5,981	5,415	566	10.5

Other customer funds under management	—	0	(0)	(100.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	0	(0)	(100.0)

Customer funds under management	40,248	41,091	(843)	(2.1)

** Including all on-balance sheet balances for this item *** Not including profit of the year
Ratios (%) and other data
ROE	14.44	17.63	(3.20 p. )
Efficiency ratio (with amortisations)	51.5	42.9	8.6 p.
NPL ratio	2.22	2.27	(0.05 p. )
NPL coverage	102.8	113.3	(10.5 p. )
Number of employees	9,466	9,382	84	0.9
Number of branches	719	723	(4)	(0.6)

USA

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	430	428	430	408	367	360

Net fees	95	97	95	91	93	99
Gains (losses) on financial transactions	58	78	50	58	49	18
Other operating income*	81	74	70	63	99	73

Gross income	663	677	644	620	608	549

Operating expenses	(278)	(297)	(304)	(303)	(297)	(299)
General administrative expenses	(248)	(261)	(263)	(266)	(261)	(260)
Personnel	(139)	(140)	(147)	(146)	(148)	(150)
Other general administrative expenses	(110)	(120)	(116)	(120)	(113)	(110)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(39)

Net operating income	385	380	340	317	311	250

Net loan-loss provisions	(71)	(79)	(52)	(62)	(27)	(5)
Other income	(19)	(28)	(141)	1	(8)	(9)

Profit before taxes	295	274	146	256	276	236

Tax on profit	(57)	(59)	(20)	(30)	(43)	(46)

Profit from continuing operations	238	215	126	226	233	190

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	238	215	126	226	233	190

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	238	215	126	226	233	190

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	40,030	42,984	41,845	41,331	42,032	39,683
Trading portfolio (w/o loans)	245	305	313	275	241	166
Available-for-sale financial assets	13,421	12,854	13,972	14,791	14,093	11,133
Due from credit institutions**	512	644	615	714	366	398
Intangible assets and property and equipment	479	529	532	560	569	555
Other assets	5,403	6,452	6,394	5,278	5,242	6,631

Total assets/liabilities & shareholders’ equity	60,091	63,768	63,671	62,950	62,543	58,566

Customer deposits**	37,828	38,344	38,454	38,116	39,575	37,611
Marketable debt securities**	563	388	838	820	841	823
Subordinated debt**	2,220	2,359	2,504	1,986	1,856	1,814
Insurance liabilities	0	—	—	—	—	—
Due to credit institutions**	12,364	15,058	13,949	14,221	12,249	10,354
Other liabilities	2,011	2,204	2,642	2,629	1,912	1,983
Shareholders’ equity***	5,105	5,415	5,285	5,179	6,110	5,981

Other customer funds under management	1	0	0	—	—	—

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	1	0	0	—	—	—

Customer funds under management	40,611	41,091	41,796	40,922	42,272	40,248

** Including all on-balance sheet balances for this item *** Not including profit of the year
Other information
NPL ratio	2.46	2.27	2.31	2.29	2.23	2.22
NPL coverage	107.4	113.3	109.7	105.9	102.8	102.8

Spread (Retail Banking)	2.82	2.86	2.74	2.68	2.85	2.85

Loans spreads	2.36	2.45	2.37	2.39	2.51	2.52
Deposits spreads	0.46	0.41	0.37	0.29	0.34	0.33

USA

US$ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	954	1,111	(157)	(14.1)

Net fees	252	250	2	0.8
Gains (losses) on financial transactions	87	177	(89)	(50.6)
Other operating income*	226	200	26	13.0

Gross income	1,519	1,737	(218)	(12.6)

Operating expenses	(782)	(746)	(36)	4.9
General administrative expenses	(684)	(660)	(24)	3.7
Personnel	(391)	(361)	(30)	8.3
Other general administrative expenses	(293)	(298)	6	(1.9)
Depreciation and amortisation	(98)	(86)	(12)	14.0

Net operating income	737	992	(255)	(25.7)

Net loan-loss provisions	(42)	(194)	152	(78.4)
Other income	(23)	(60)	38	(62.2)

Profit before taxes	672	737	(65)	(8.8)

Tax on profit	(117)	(150)	33	(21.9)

Profit from continuing operations	555	587	(32)	(5.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	555	587	(32)	(5.4)

Minority interests	—	—	—	—

Attributable profit to the Group	555	587	(32)	(5.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Customer loans**	51,906	54,117	(2,211)	(4.1)
Trading portfolio (w/o loans)	217	384	(167)	(43.6)
Available-for-sale financial assets	14,562	16,183	(1,620)	(10.0)
Due from credit institutions**	520	811	(291)	(35.9)
Intangible assets and property and equipment	726	666	60	8.9
Other assets	8,674	8,123	550	6.8

Total assets/liabilities & shareholders’ equity	76,604	80,284	(3,680)	(4.6)

Customer deposits**	49,196	48,276	920	1.9
Marketable debt securities**	1,077	489	588	120.3
Subordinated debt**	2,372	2,969	(597)	(20.1)
Insurance liabilities	—	—	—	—
Due to credit institutions**	13,543	18,958	(5,415)	(28.6)
Other liabilities	2,593	2,775	(182)	(6.5)
Shareholders’ equity***	7,823	6,818	1,006	14.8

Other customer funds under management	—	0	(0)	(100.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	0	(0)	(100.0)

Customer funds under management	52,645	51,734	911	1.8

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

USA

US$ million

	Q1 '12	Q2 '12	Q3 '12	Q4 '12	Q1 '13	Q2 '13
Income statement
Net interest income	563	548	536	530	484	470

Net fees	125	125	118	117	123	129
Gains (losses) on financial transactions	76	101	62	75	64	23
Other operating income*	106	94	87	82	131	94

Gross income	869	868	803	805	803	717

Operating expenses	(365)	(381)	(380)	(393)	(392)	(390)
General administrative expenses	(325)	(334)	(328)	(344)	(344)	(340)
Personnel	(182)	(180)	(184)	(189)	(195)	(196)
Other general administrative expenses	(144)	(154)	(145)	(156)	(149)	(144)
Depreciation and amortisation	(39)	(47)	(52)	(49)	(48)	(51)

Net operating income	505	487	423	411	411	326

Net loan-loss provisions	(93)	(101)	(65)	(81)	(36)	(6)
Other income	(25)	(35)	(180)	1	(11)	(12)

Profit before taxes	387	350	178	331	365	308

Tax on profit	(74)	(76)	(23)	(39)	(57)	(60)

Profit from continuing operations	312	275	155	292	307	248

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	312	275	155	292	307	248

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	312	275	155	292	307	248

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Customer loans**	53,464	54,117	54,106	54,532	53,821	51,906
Trading portfolio (w/o loans)	328	384	405	363	309	217
Available-for-sale financial assets	17,926	16,183	18,065	19,516	18,046	14,562
Due from credit institutions**	684	811	796	942	469	520
Intangible assets and property and equipment	640	666	688	739	729	726
Other assets	7,216	8,123	8,267	6,964	6,712	8,674

Total assets/liabilities & shareholders’ equity	80,257	80,284	82,327	83,056	80,086	76,604

Customer deposits**	50,523	48,276	49,721	50,290	50,675	49,196
Marketable debt securities**	752	489	1,083	1,081	1,077	1,077
Subordinated debt**	2,965	2,969	3,238	2,621	2,377	2,372
Insurance liabilities	0	—	—	—	—	—
Due to credit institutions**	16,514	18,958	18,036	18,763	15,685	13,543
Other liabilities	2,687	2,775	3,416	3,468	2,449	2,593
Shareholders’ equity***	6,818	6,818	6,833	6,833	7,823	7,823

Other customer funds under management	1	0	0	—	—	—

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	1	0	0	—	—	—

Customer funds under management	54,240	51,734	54,042	53,992	54,130	52,645

**	Including all on-balance sheet balances for this item
***	Not including profit of the year

Sovereign Bank

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	735	857	(123)	(14.3)

Net fees	191	193	(2)	(1.0)
Gains (losses) on financial transactions	66	136	(70)	(51.2)
Other operating income*	(23)	(24)	1	(2.8)

Gross income	969	1,163	(194)	(16.7)

Operating expenses	(596)	(574)	(22)	3.8
General administrative expenses	(521)	(507)	(14)	2.7
Personnel	(298)	(278)	(20)	7.4
Other general administrative expenses	(223)	(230)	7	(3.0)
Depreciation and amortisation	(75)	(66)	(8)	12.7

Net operating income	373	589	(216)	(36.7)

Net loan-loss provisions	(32)	(150)	118	(78.7)
Other income	(17)	(47)	29	(62.7)

Profit before taxes	324	393	(69)	(17.5)

Tax on profit	(91)	(116)	26	(22.0)

Profit from continuing operations	233	276	(43)	(15.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	233	276	(43)	(15.6)

Minority interests	—	—	—	—

Attributable profit to the Group	233	276	(43)	(15.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	430	428	430	408	369	365

Net fees	95	97	95	91	93	98
Gains (losses) on financial transactions	58	78	50	58	49	18
Other operating income*	(14)	(10)	(13)	(17)	(14)	(9)

Gross income	569	594	561	540	497	472

Operating expenses	(278)	(296)	(304)	(303)	(297)	(299)
General administrative expenses	(247)	(260)	(262)	(265)	(261)	(260)
Personnel	(138)	(140)	(146)	(145)	(148)	(150)
Other general administrative expenses	(110)	(120)	(116)	(120)	(113)	(110)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(39)

Net operating income	291	298	257	237	200	173

Net loan-loss provisions	(71)	(79)	(52)	(62)	(27)	(5)
Other income	(19)	(28)	(141)	1	(8)	(9)

Profit before taxes	201	191	64	176	165	159

Tax on profit	(57)	(59)	(20)	(30)	(44)	(47)

Profit from continuing operations	144	132	44	146	121	112

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	144	132	44	146	121	112

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	144	132	44	146	121	112

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	964	1,111	(147)	(13.2)

Net fees	251	250	1	0.3
Gains (losses) on financial transactions	87	177	(89)	(50.6)
Other operating income*	(30)	(31)	0	(1.5)

Gross income	1,272	1,507	(235)	(15.6)

Operating expenses	(782)	(744)	(39)	5.2
General administrative expenses	(684)	(658)	(26)	4.0
Personnel	(391)	(360)	(32)	8.8
Other general administrative expenses	(293)	(298)	5	(1.7)
Depreciation and amortisation	(98)	(86)	(12)	14.1

Net operating income	490	763	(274)	(35.8)

Net loan-loss provisions	(42)	(194)	152	(78.4)
Other income	(23)	(60)	38	(62.2)

Profit before taxes	425	509	(84)	(16.4)

Tax on profit	(119)	(150)	32	(21.0)

Profit from continuing operations	306	358	(52)	(14.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	306	358	(52)	(14.5)

Minority interests	—	—	—	—

Attributable profit to the Group	306	358	(52)	(14.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Sovereign Bank

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	563	548	536	530	488	477

Net fees	125	125	118	117	122	128
Gains (losses) on financial transactions	76	101	62	75	64	23
Other operating income*	(18)	(12)	(17)	(22)	(19)	(12)

Gross income	745	762	700	700	656	616

Operating expenses	(364)	(380)	(379)	(393)	(392)	(390)
General administrative expenses	(324)	(333)	(327)	(344)	(344)	(340)
Personnel	(181)	(179)	(183)	(188)	(195)	(196)
Other general administrative expenses	(144)	(154)	(144)	(156)	(149)	(144)
Depreciation and amortisation	(39)	(47)	(52)	(49)	(48)	(51)

Net operating income	382	382	320	308	264	226

Net loan-loss provisions	(93)	(101)	(65)	(81)	(36)	(6)
Other income	(25)	(35)	(180)	1	(11)	(12)

Profit before taxes	264	245	75	227	218	207

Tax on profit	(75)	(76)	(24)	(39)	(58)	(61)

Profit from continuing operations	189	169	52	188	160	146

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	189	169	52	188	160	146

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	189	169	52	188	160	146

*	Including dividends, income from equity-accounted method and other operating income/expenses

Corporate Activities

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	(1,089)	(894)	(195)	21.8

Net fees	(33)	(16)	(17)	103.3
Gains (losses) on financial transactions	590	325	265	81.5
Other operating income	63	75	(13)	(16.8)
Dividends	8	24	(16)	(64.9)
Income from equity-accounted method	(3)	(2)	(1)	68.3
Other operating income/expenses	58	54	4	7.9

Gross income	(470)	(510)	40	(7.9)

Operating expenses	(356)	(327)	(29)	9.0
General administrative expenses	(294)	(278)	(16)	5.7
Personnel	(125)	(125)	0	(0.2)
Other general administrative expenses	(169)	(153)	(16)	10.5
Depreciation and amortisation	(62)	(49)	(14)	27.7

Net operating income	(826)	(836)	11	(1.3)

Net loan-loss provisions	(218)	(0)	(217)	—
Other income	(155)	(42)	(113)	265.3

Ordinary profit before taxes	(1,198)	(879)	(319)	36.3

Tax on profit	128	(61)	189	—

Ordinary profit from continuing operations	(1,070)	(940)	(130)	13.9

Net profit from discontinued operations	—	(0)	0	(100.0)

Ordinary consolidated profit	(1,070)	(940)	(130)	13.9

Minority interests	(2)	(12)	10	(83.6)

Ordinary attributable profit to the Group	(1,068)	(928)	(140)	15.1

Net capital gains and provisions	—	682	(682)	(100.0)

Attributable profit to the Group	(1,068)	(246)	(822)	334.4

			Variation
	30.06.13	30.06.12	Amount	%
Balance sheet
Trading portfolio (w/o loans)	5,291	8,062	(2,771)	(34.4)
Available-for-sale financial assets	22,421	3,599	18,822	522.9
Investments	206	73	133	181.0
Goodwill	23,878	25,136	(1,258)	(5.0)
Liquidity lent to the Group	30,515	62,627	(32,112)	(51.3)
Capital assigned to Group areas	72,619	72,388	231	0.3
Other assets	58,275	92,390	(34,115)	(36.9)

Total assets/liabilities & shareholders’ equity	213,205	264,276	(51,071)	(19.3)

Customer deposits*	5,978	13,034	(7,056)	(54.1)
Marketable debt securities*	74,891	82,357	(7,466)	(9.1)
Subordinated debt	4,412	5,344	(932)	(17.4)
Other liabilities	46,976	84,594	(37,618)	(44.5)
Group capital and reserves**	80,947	78,947	2,000	2.5

Other customer funds under management	0	—	0	—

Mutual funds	0	—	0	—
Pension funds	(0)	—	(0)	—
Managed portfolios	—	—	—	—

Customer funds under management	85,281	100,735	(15,453)	(15.3)

* Including all on-balance sheet balances for this item ** Not including profit of the year
Resources
Number of employees	2,544	2,460	84	3.4

Corporate Activities

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	(453)	(441)	(520)	(429)	(580)	(509)

Net fees	(13)	(3)	(9)	(5)	(14)	(20)
Gains (losses) on financial transactions	99	226	189	201	231	359
Other operating income	42	34	60	15	35	28
Dividends	14	10	21	8	4	4
Income from equity-accounted method	(1)	(1)	0	(3)	(2)	(2)
Other operating income/expenses	29	25	39	9	32	25

Gross income	(326)	(184)	(280)	(218)	(328)	(141)

Operating expenses	(171)	(156)	(149)	(54)	(178)	(177)
General administrative expenses	(142)	(136)	(96)	(36)	(160)	(134)
Personnel	(67)	(59)	(18)	40	(65)	(60)
Other general administrative expenses	(75)	(78)	(78)	(77)	(95)	(73)
Depreciation and amortisation	(29)	(20)	(53)	(18)	(18)	(44)

Net operating income	(496)	(340)	(429)	(272)	(507)	(319)

Net loan-loss provisions	(4)	4	(30)	(54)	(29)	(189)
Other income	(61)	18	(74)	(439)	(66)	(89)

Ordinary profit before taxes	(562)	(318)	(533)	(765)	(602)	(596)

Tax on profit	3	(64)	(32)	126	54	73

Ordinary profit from continuing operations	(559)	(381)	(565)	(639)	(547)	(523)

Net profit from discontinued operations	—	(0)	0	—	—	—

Ordinary consolidated profit	(559)	(381)	(565)	(639)	(547)	(523)

Minority interests	(27)	15	12	(20)	(0)	(2)

Ordinary attributable profit to the Group	(531)	(397)	(577)	(619)	(547)	(521)
Net capital gains and provisions	—	682	244	56	—	—

Attributable profit to the Group	(531)	285	(333)	(563)	(547)	(521)

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Balance sheet
Trading portfolio (w/o loans)	7,119	8,062	9,940	4,722	6,167	5,291
Available-for-sale financial assets	5,020	3,599	6,337	8,949	17,449	22,421
Investments	76	73	76	88	83	206
Goodwill	25,200	25,136	25,178	24,626	25,070	23,878
Liquidity lent to the Group	57,118	62,627	47,793	18,583	26,730	30,515
Capital assigned to Group areas	73,630	72,388	70,602	69,773	76,323	72,619
Other assets	108,697	92,390	91,513	116,712	72,974	58,275

Total assets/liabilities & shareholders' equity	276,861	264,276	251,439	243,453	224,795	213,205

Customer deposits*	20,129	13,034	3,150	3,152	2,567	5,978
Marketable debt securities*	86,915	82,357	81,730	82,002	79,680	74,891
Subordinated debt	6,240	5,344	4,889	4,866	4,471	4,412
Other liabilities	84,486	84,594	81,859	73,744	57,125	46,976
Group capital and reserves**	79,091	78,947	79,811	79,689	80,953	80,947

Other customer funds under management	—	—	—	—	—	0

Mutual funds	—	—	—	—	—	0
Pension funds	—	—	—	—	—	(0)
Managed portfolios	—	—	—	—	—	—

Customer funds under management	113,284	100,735	89,769	90,020	86,718	85,281

*	Including all on-balance sheet balances for this item
**	Not including profit of the year

Retail Banking

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	13,128	14,840	(1,712)	(11.5)

Net fees	4,221	4,238	(17)	(0.4)
Gains (losses) on financial transactions	727	580	146	25.2
Other operating income*	(3)	(49)	47	(94.7)

Gross income	18,073	19,609	(1,536)	(7.8)

Operating expenses	(8,515)	(8,512)	(3)	0.0
General administrative expenses	(7,524)	(7,630)	106	(1.4)
Personnel	(4,400)	(4,479)	78	(1.7)
Other general administrative expenses	(3,124)	(3,152)	28	(0.9)
Depreciation and amortisation	(991)	(882)	(109)	12.4

Net operating income	9,558	11,097	(1,539)	(13.9)

Net loan-loss provisions	(5,287)	(6,196)	910	(14.7)
Other income	(485)	(732)	247	(33.7)

Ordinary profit before taxes	3,786	4,168	(383)	(9.2)

Tax on profit	(722)	(879)	157	(17.9)

Ordinary profit from continuing operations	3,064	3,289	(225)	(6.9)

Net profit from discontinued operations	(14)	28	(42)	—

Ordinary consolidated profit	3,050	3,317	(268)	(8.1)

Minority interests	429	352	77	21.8

Ordinary attributable profit to the Group	2,621	2,965	(344)	(11.6)

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	2,621	2,965	(344)	(11.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Business volumes
Total assets	817,404	860,568	(43,164)	(5.0)
Customer loans	600,787	644,901	(44,113)	(6.8)
Customer deposits	551,927	535,253	16,674	3.1

Retail Banking

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	7,498	7,341	7,243	6,782	6,547	6,581

Net fees	2,157	2,081	2,132	2,100	2,096	2,125
Gains (losses) on financial transactions	221	359	305	249	378	349
Other operating income*	(50)	0	(41)	(54)	(3)	(0)

Gross income	9,826	9,783	9,640	9,077	9,018	9,055

Operating expenses	(4,300)	(4,212)	(4,343)	(4,335)	(4,263)	(4,252)
General administrative expenses	(3,857)	(3,773)	(3,851)	(3,861)	(3,770)	(3,754)
Personnel	(2,256)	(2,223)	(2,276)	(2,231)	(2,211)	(2,189)
Other general administrative expenses	(1,601)	(1,550)	(1,575)	(1,630)	(1,559)	(1,565)
Depreciation and amortisation	(443)	(439)	(492)	(474)	(493)	(499)

Net operating income	5,526	5,571	5,297	4,742	4,755	4,803

Net loan-loss provisions	(3,014)	(3,182)	(2,713)	(2,854)	(2,613)	(2,673)
Other income	(377)	(355)	(436)	(129)	(169)	(316)

Ordinary profit before taxes	2,134	2,034	2,149	1,760	1,973	1,813

Tax on profit	(441)	(438)	(500)	(269)	(381)	(341)

Ordinary profit from continuing operations	1,693	1,596	1,648	1,490	1,591	1,472

Net profit from discontinued operations	17	11	22	20	—	(14)

Ordinary consolidated profit	1,711	1,607	1,670	1,510	1,591	1,458

Minority interests	185	167	140	194	235	194

Ordinary attributable profit to the Group	1,526	1,439	1,530	1,316	1,356	1,265

Net capital gains and provisions	—	—	81	—	—	—

Attributable profit to the Group	1,526	1,439	1,611	1,316	1,356	1,265

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Business volumes
Total assets	842,998	860,568	859,440	828,738	842,996	817,404
Customer loans	631,355	644,901	635,912	618,523	619,452	600,787
Customer deposits	520,290	535,253	534,572	533,978	559,739	551,927

Retail Banking Continental Europe

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	3,488	3,851	(363)	(9.4)

Net fees	1,514	1,454	60	4.1
Gains (losses) on financial transactions	192	156	36	23.1
Other operating income*	(109)	(59)	(50)	83.8

Gross income	5,085	5,402	(316)	(5.9)

Operating expenses	(2,737)	(2,649)	(89)	3.4
General administrative expenses	(2,437)	(2,385)	(52)	2.2
Personnel	(1,517)	(1,473)	(44)	3.0
Other general administrative expenses	(920)	(913)	(8)	0.8
Depreciation and amortisation	(300)	(263)	(37)	14.0

Net operating income	2,348	2,753	(405)	(14.7)

Net loan-loss provisions	(1,505)	(1,907)	402	(21.1)
Other income	(125)	(97)	(28)	29.0

Profit before taxes	718	749	(31)	(4.2)

Tax on profit	(150)	(161)	11	(6.7)

Profit from continuing operations	568	589	(20)	(3.5)

Net profit from discontinued operations	(0)	(3)	3	(96.3)

Consolidated profit	568	585	(17)	(2.9)

Minority interests	69	25	44	174.1

Attributable profit to the Group	499	560	(61)	(10.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	1,925	1,926	1,925	1,781	1,695	1,793

Net fees	733	721	710	692	745	769
Gains (losses) on financial transactions	107	49	62	56	77	115
Other operating income*	(38)	(21)	(50)	(68)	(63)	(46)

Gross income	2,726	2,675	2,646	2,460	2,454	2,631

Operating expenses	(1,333)	(1,315)	(1,334)	(1,351)	(1,391)	(1,346)
General administrative expenses	(1,200)	(1,185)	(1,199)	(1,206)	(1,242)	(1,195)
Personnel	(735)	(737)	(744)	(741)	(770)	(747)
Other general administrative expenses	(465)	(448)	(455)	(465)	(472)	(448)
Depreciation and amortisation	(133)	(130)	(136)	(145)	(149)	(151)

Net operating income	1,393	1,360	1,312	1,109	1,063	1,285

Net loan-loss provisions	(1,009)	(898)	(630)	(843)	(642)	(863)
Other income	(62)	(35)	(17)	(19)	(62)	(62)

Profit before taxes	322	427	665	247	359	359

Tax on profit	(67)	(93)	(170)	(25)	(78)	(72)

Profit from continuing operations	255	333	495	222	280	288

Net profit from discontinued operations	1	(4)	1	(5)	—	(0)

Consolidated profit	256	329	496	217	280	288

Minority interests	12	13	12	9	28	41

Attributable profit to the Group	243	317	484	207	253	246

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,742	2,144	(401)	(18.7)

Net fees	824	808	16	2.0
Gains (losses) on financial transactions	124	101	23	22.8
Other operating income*	(115)	(89)	(26)	29.7

Gross income	2,575	2,963	(388)	(13.1)

Operating expenses	(1,530)	(1,540)	10	(0.6)
General administrative expenses	(1,401)	(1,405)	5	(0.3)
Personnel	(907)	(918)	11	(1.2)
Other general administrative expenses	(494)	(488)	(6)	1.2
Depreciation and amortisation	(130)	(135)	5	(3.8)

Net operating income	1,045	1,423	(378)	(26.6)

Net loan-loss provisions	(992)	(1,265)	273	(21.6)
Other income	(44)	(62)	18	(28.4)

Profit before taxes	9	97	(88)	(91.1)

Tax on profit	(2)	(27)	25	(91.6)

Profit from continuing operations	6	69	(63)	(91.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	6	69	(63)	(91.0)

Minority interests	0	0	0	14.8

Attributable profit to the Group	6	69	(63)	(91.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	1,063	1,081	1,066	935	839	903

Net fees	395	412	393	420	407	417
Gains (losses) on financial transactions	53	48	32	33	35	89
Other operating income*	(46)	(43)	(55)	(61)	(59)	(56)

Gross income	1,465	1,498	1,436	1,328	1,222	1,353

Operating expenses	(778)	(762)	(771)	(769)	(773)	(757)
General administrative expenses	(709)	(697)	(705)	(704)	(709)	(692)
Personnel	(461)	(457)	(461)	(452)	(459)	(448)
Other general administrative expenses	(248)	(240)	(244)	(252)	(250)	(244)
Depreciation and amortisation	(69)	(66)	(66)	(65)	(64)	(65)

Net operating income	687	736	665	559	448	596

Net loan-loss provisions	(683)	(582)	(323)	(557)	(376)	(616)
Other income	(31)	(31)	(8)	(21)	(26)	(19)

Profit before taxes	(26)	123	334	(19)	47	(38)

Tax on profit	8	(35)	(101)	5	(14)	12

Profit from continuing operations	(18)	87	233	(13)	32	(26)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	(18)	87	233	(13)	32	(26)

Minority interests	0	0	0	0	0	0

Attributable profit to the Group	(18)	87	232	(13)	32	(26)

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread**	3.24	3.27	3.08	2.62	2.37	2.54

Loans spreads	1.60	1.59	1.64	1.81	2.21	2.26
Deposits spreads	1.64	1.68	1.44	0.81	0.16	0.28

**	Change in calculation from a quarterly basis to a twelve month basis

Retail Banking Portugal

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	212	254	(42)	(16.6)

Net fees	131	142	(11)	(8.0)
Gains (losses) on financial transactions	8	66	(58)	(87.6)
Other operating income*	5	3	1	43.2

Gross income	356	466	(110)	(23.7)

Operating expenses	(228)	(234)	5	(2.3)
General administrative expenses	(190)	(195)	5	(2.5)
Personnel	(139)	(143)	3	(2.4)
Other general administrative expenses	(51)	(53)	1	(2.8)
Depreciation and amortisation	(38)	(39)	1	(1.5)

Net operating income	127	232	(105)	(45.2)

Net loan-loss provisions	(114)	(216)	102	(47.2)
Other income	(31)	(15)	(16)	109.7

Profit before taxes	(17)	2	(19)	—

Tax on profit	7	9	(2)	(23.7)

Profit from continuing operations	(11)	10	(21)	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	(11)	10	(21)	—

Minority interests	(0)	(0)	0	(96.1)

Attributable profit to the Group	(11)	10	(21)	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	124	131	126	102	97	115

Net fees	73	69	66	61	65	66
Gains (losses) on financial transactions	65	1	26	(6)	8	0
Other operating income*	1	2	1	(1)	3	2

Gross income	262	204	219	156	173	183

Operating expenses	(117)	(117)	(116)	(119)	(115)	(113)
General administrative expenses	(98)	(97)	(97)	(99)	(96)	(94)
Personnel	(71)	(71)	(71)	(72)	(70)	(69)
Other general administrative expenses	(27)	(26)	(27)	(27)	(26)	(25)
Depreciation and amortisation	(20)	(19)	(19)	(20)	(19)	(19)

Net operating income	145	87	103	37	57	70

Net loan-loss provisions	(130)	(86)	(105)	(48)	(58)	(56)
Other income	(16)	1	7	0	(12)	(19)

Profit before taxes	(1)	2	4	(11)	(13)	(5)

Tax on profit	3	5	3	26	3	3

Profit from continuing operations	3	8	7	15	(10)	(1)

Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3	8	7	15	(10)	(1)

Minority interests	(0)	(0)	0	(0)	(0)	0

Attributable profit to the Group	3	8	7	15	(10)	(1)

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.43	1.43	1.34	1.23	1.22	1.26

Loans spreads	2.34	2.39	2.47	2.47	2.44	2.44
Deposits spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)

Retail Banking Poland

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	361	259	102	39.5

Net fees	169	100	69	68.6
Gains (losses) on financial transactions	59	(9)	68	—
Other operating income*	8	25	(18)	(69.5)

Gross income	597	375	222	59.0

Operating expenses	(274)	(186)	(88)	47.6
General administrative expenses	(248)	(170)	(78)	45.6
Personnel	(144)	(99)	(45)	45.2
Other general administrative expenses	(103)	(71)	(33)	46.2
Depreciation and amortisation	(27)	(16)	(11)	68.7

Net operating income	323	190	133	70.2

Net loan-loss provisions	(93)	(52)	(41)	79.7
Other income	0	5	(4)	(94.8)

Profit before taxes	230	142	88	61.5

Tax on profit	(43)	(31)	(12)	40.3

Profit from continuing operations	187	112	75	67.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	187	112	75	67.3

Minority interests	52	5	47	—

Attributable profit to the Group	135	107	28	26.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	127	132	137	139	176	185

Net fees	59	41	54	56	84	85
Gains (losses) on financial transactions	(6)	(3)	11	32	33	26
Other operating income*	6	19	6	3	(4)	12

Gross income	186	189	208	231	289	308

Operating expenses	(93)	(93)	(93)	(97)	(145)	(130)
General administrative expenses	(85)	(85)	(86)	(90)	(131)	(116)
Personnel	(50)	(49)	(50)	(54)	(76)	(68)
Other general administrative expenses	(35)	(36)	(36)	(36)	(55)	(49)
Depreciation and amortisation	(8)	(8)	(8)	(8)	(13)	(13)

Net operating income	93	96	115	134	144	179

Net loan-loss provisions	(20)	(32)	(27)	(32)	(41)	(52)
Other income	3	1	2	1	(4)	4

Profit before taxes	76	66	89	102	99	131

Tax on profit	(17)	(13)	(19)	(22)	(20)	(23)

Profit from continuing operations	59	52	70	80	79	108

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	59	52	70	80	79	108

Minority interests	2	3	3	5	20	32

Attributable profit to the Group	57	50	67	76	59	76

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	4.56	4.59	4.57	4.44	3.14	3.17

Loans spreads	3.29	3.33	3.41	3.48	2.41	2.45
Deposits spreads	1.27	1.26	1.16	0.96	0.73	0.72

Retail Banking Poland

PLN million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,508	1,099	410	37.3

Net fees	706	425	281	66.0
Gains (losses) on financial transactions	247	(38)	285	—
Other operating income*	32	108	(75)	(69.9)

Gross income	2,493	1,593	900	56.5

Operating expenses	(1,145)	(788)	(357)	45.2
General administrative expenses	(1,034)	(721)	(312)	43.3
Personnel	(602)	(421)	(181)	42.9
Other general administrative expenses	(432)	(300)	(132)	43.9
Depreciation and amortisation	(111)	(67)	(44)	66.1

Net operating income	1,348	805	544	67.5

Net loan-loss provisions	(389)	(220)	(169)	76.9
Other income	1	19	(18)	(94.9)

Profit before taxes	961	604	356	59.0

Tax on profit	(179)	(130)	(50)	38.1

Profit from continuing operations	781	474	307	64.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	781	474	307	64.7

Minority interests	217	20	197	986.3

Attributable profit to the Group	564	454	110	24.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Poland

PLN million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	536	563	568	571	730	778

Net fees	251	174	221	232	350	356
Gains (losses) on financial transactions	(27)	(11)	49	135	138	109
Other operating income*	27	80	23	14	(17)	49

Gross income	788	805	861	952	1,201	1,292

Operating expenses	(393)	(395)	(386)	(400)	(601)	(544)
General administrative expenses	(359)	(362)	(354)	(368)	(545)	(488)
Personnel	(211)	(211)	(206)	(222)	(317)	(285)
Other general administrative expenses	(149)	(151)	(148)	(147)	(228)	(204)
Depreciation and amortisation	(34)	(33)	(32)	(32)	(56)	(56)

Net operating income	394	410	476	552	600	748

Net loan-loss provisions	(85)	(135)	(113)	(133)	(172)	(217)
Other income	14	5	7	2	(15)	16

Profit before taxes	324	281	370	421	413	548

Tax on profit	(73)	(57)	(79)	(90)	(82)	(97)

Profit from continuing operations	251	223	290	331	330	451

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	251	223	290	331	330	451

Minority interests	9	11	12	19	84	133

Attributable profit to the Group	242	213	278	312	247	317

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,591	1,719	(128)	(7.4)

Net fees	400	450	(50)	(11.1)
Gains (losses) on financial transactions	159	9	150	—
Other operating income*	6	7	(1)	(12.4)

Gross income	2,156	2,185	(29)	(1.3)

Operating expenses	(1,194)	(1,213)	18	(1.5)
General administrative expenses	(1,003)	(1,033)	30	(2.9)
Personnel	(626)	(656)	30	(4.5)
Other general administrative expenses	(377)	(377)	1	(0.2)
Depreciation and amortisation	(192)	(180)	(12)	6.7

Net operating income	961	972	(10)	(1.1)

Net loan-loss provisions	(276)	(426)	150	(35.2)
Other income	(137)	(90)	(47)	51.8

Ordinary profit before taxes	549	456	93	20.4

Tax on profit	(118)	(115)	(3)	2.9

Ordinary profit from continuing operations	431	341	89	26.2

Net profit from discontinued operations	(14)	31	(45)	—

Ordinary consolidated profit	417	373	44	11.9

Minority interests	0	0	(0)	(75.0)

Ordinary attributable profit to the Group	417	373	44	11.9

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	417	373	44	11.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’ 13
Income statement
Net interest income	900	820	816	772	795	796

Net fees	214	236	252	263	202	198
Gains (losses) on financial transactions	(20)	29	(11)	(25)	15	144
Other operating income*	3	4	(2)	2	2	3

Gross income	1,096	1,089	1,055	1,012	1,014	1,142

Operating expenses	(594)	(619)	(620)	(578)	(592)	(602)
General administrative expenses	(502)	(531)	(508)	(496)	(495)	(507)
Personnel	(323)	(333)	(348)	(318)	(313)	(312)
Other general administrative expenses	(180)	(198)	(159)	(177)	(182)	(195)
Depreciation and amortisation	(92)	(88)	(112)	(83)	(97)	(95)

Net operating income	502	469	435	433	421	540

Net loan-loss provisions	(214)	(212)	(181)	(198)	(154)	(122)
Other income	(49)	(41)	(30)	(30)	(37)	(100)

Ordinary profit before taxes	239	217	224	205	230	318

Tax on profit	(66)	(49)	(54)	(51)	(49)	(69)

Ordinary profit from continuing operations	173	168	169	154	181	249

Net profit from discontinued operations	17	15	20	25	—	(14)

Ordinary consolidated profit	190	183	190	178	181	236

Minority interests	0	0	0	0	0	—

Ordinary attributable profit to the Group	190	183	190	178	181	236

Net capital gains and provisions	—	—	81	—	—	—

Attributable profit to the Group	190	183	270	178	181	236

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.47	1.36	1.34	1.39	1.53	1.63

Loans spreads	2.49	2.54	2.60	2.66	2.78	2.80
Deposits spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)

Retail Banking United Kingdom

£ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,353	1,414	(60)	(4.3)

Net fees	340	370	(30)	(8.1)
Gains (losses) on financial transactions	135	7	128	—
Other operating income*	5	5	(1)	(9.3)

Gross income	1,833	1,796	37	2.1

Operating expenses	(1,016)	(997)	(19)	1.9
General administrative expenses	(853)	(849)	(3)	0.4
Personnel	(532)	(539)	7	(1.3)
Other general administrative expenses	(320)	(310)	(10)	3.2
Depreciation and amortisation	(163)	(148)	(15)	10.4

Net operating income	818	799	19	2.3

Net loan-loss provisions	(235)	(350)	115	(33.0)
Other income	(116)	(74)	(42)	57.0

Ordinary profit before taxes	467	375	92	24.5

Tax on profit	(100)	(94)	(6)	6.4

Ordinary profit from continuing operations	366	281	86	30.5

Net profit from discontinued operations	(12)	26	(38)	—

Ordinary consolidated profit	354	306	48	15.7

Minority interests	0	0	(0)	(74.1)

Ordinary attributable profit to the Group	354	306	48	15.7

Net capital gains and provisions	—	—	—	—

Attributable profit to the Group	354	306	48	15.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	751	663	644	623	676	677

Net fees	178	192	199	212	171	169
Gains (losses) on financial transactions	(17)	24	(9)	(20)	12	123
Other operating income*	2	3	(1)	2	2	3

Gross income	915	882	833	817	862	971

Operating expenses	(495)	(502)	(490)	(467)	(504)	(512)
General administrative expenses	(419)	(430)	(401)	(400)	(421)	(431)
Personnel	(269)	(270)	(276)	(257)	(267)	(266)
Other general administrative expenses	(150)	(161)	(125)	(143)	(155)	(166)
Depreciation and amortisation	(76)	(72)	(89)	(67)	(83)	(81)

Net operating income	419	380	342	350	358	459

Net loan-loss provisions	(178)	(172)	(143)	(160)	(131)	(104)
Other income	(41)	(33)	(23)	(25)	(31)	(85)

Ordinary profit before taxes	200	175	177	165	196	270

Tax on profit	(55)	(39)	(43)	(41)	(42)	(58)

Ordinary profit from continuing operations	145	136	134	124	154	212

Net profit from discontinued operations	14	12	16	20	—	(12)

Ordinary consolidated profit	158	148	150	144	154	200

Minority interests	0	0	0	0	0	(0)

Ordinary attributable profit to the Group	158	148	150	144	154	200

Net capital gains and provisions	—	—	65	(0)	—	—

Attributable profit to the Group	158	148	215	144	154	200

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	7,366	8,455	(1,089)	(12.9)

Net fees	2,146	2,163	(17)	(0.8)
Gains (losses) on financial transactions	320	291	30	10.2
Other operating income*	(68)	(149)	80	(53.9)

Gross income	9,764	10,761	(997)	(9.3)

Operating expenses	(4,010)	(4,096)	87	(2.1)
General administrative expenses	(3,585)	(3,724)	140	(3.8)
Personnel	(1,974)	(2,082)	108	(5.2)
Other general administrative expenses	(1,610)	(1,642)	32	(1.9)
Depreciation and amortisation	(425)	(372)	(53)	14.3

Net operating income	5,754	6,664	(910)	(13.7)

Net loan-loss provisions	(3,478)	(3,731)	253	(6.8)
Other income	(207)	(499)	292	(58.6)

Profit before taxes	2,070	2,435	(365)	(15.0)

Tax on profit	(381)	(498)	116	(23.4)

Profit from continuing operations	1,689	1,938	(249)	(12.8)

Net profit from discontinued operations	—	0	(0)	(100.0)

Consolidated profit	1,689	1,938	(249)	(12.8)

Minority interests	359	327	33	10.0

Attributable profit to the Group	1,330	1,611	(281)	(17.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	4,263	4,192	4,093	3,848	3,710	3,655

Net fees	1,126	1,037	1,088	1,057	1,073	1,073
Gains (losses) on financial transactions	83	208	207	179	245	76
Other operating income*	(95)	(53)	(59)	(52)	(41)	(28)

Gross income	5,377	5,384	5,330	5,032	4,987	4,777

Operating expenses	(2,105)	(1,991)	(2,096)	(2,116)	(1,995)	(2,014)
General administrative expenses	(1,917)	(1,807)	(1,894)	(1,908)	(1,785)	(1,800)
Personnel	(1,064)	(1,018)	(1,043)	(1,033)	(988)	(986)
Other general administrative expenses	(853)	(789)	(851)	(874)	(796)	(814)
Depreciation and amortisation	(188)	(184)	(202)	(209)	(211)	(214)

Net operating income	3,272	3,393	3,234	2,916	2,992	2,763

Net loan-loss provisions	(1,734)	(1,996)	(1,855)	(1,741)	(1,793)	(1,684)
Other income	(247)	(251)	(238)	(76)	(62)	(145)

Profit before taxes	1,290	1,145	1,142	1,099	1,136	934

Tax on profit	(259)	(239)	(264)	(177)	(217)	(164)

Profit from continuing operations	1,032	906	878	922	919	770

Net profit from discontinued operations	—	0	(0)	—	—	—

Consolidated profit	1,032	906	878	922	919	770

Minority interests	172	155	127	185	207	152

Attributable profit to the Group	859	751	751	738	712	618

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	5,061	6,184	(1,123)	(18.2)

Net fees	1,310	1,354	(44)	(3.3)
Gains (losses) on financial transactions	222	243	(21)	(8.5)
Other operating income*	(44)	(120)	76	(63.4)

Gross income	6,549	7,661	(1,112)	(14.5)

Operating expenses	(2,518)	(2,730)	212	(7.8)
General administrative expenses	(2,240)	(2,490)	249	(10.0)
Personnel	(1,200)	(1,357)	157	(11.6)
Other general administrative expenses	(1,041)	(1,133)	92	(8.1)
Depreciation and amortisation	(278)	(241)	(37)	15.5

Net operating income	4,031	4,931	(900)	(18.2)

Net loan-loss provisions	(2,796)	(3,214)	418	(13.0)
Other income	(208)	(465)	257	(55.2)

Profit before taxes	1,026	1,252	(225)	(18.0)

Tax on profit	(239)	(292)	52	(18.0)

Profit from continuing operations	787	960	(173)	(18.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	787	960	(173)	(18.0)

Minority interests	180	231	(51)	(22.1)

Attributable profit to the Group	607	729	(122)	(16.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	3,114	3,071	2,946	2,634	2,567	2,494

Net fees	726	628	674	635	661	648
Gains (losses) on financial transactions	68	176	184	138	213	10
Other operating income*	(80)	(40)	(40)	(28)	(23)	(21)

Gross income	3,827	3,834	3,763	3,379	3,417	3,132

Operating expenses	(1,421)	(1,309)	(1,357)	(1,348)	(1,263)	(1,256)
General administrative expenses	(1,299)	(1,190)	(1,219)	(1,208)	(1,125)	(1,116)
Personnel	(708)	(649)	(667)	(656)	(612)	(587)
Other general administrative expenses	(591)	(542)	(552)	(553)	(513)	(528)
Depreciation and amortisation	(122)	(119)	(137)	(140)	(138)	(140)

Net operating income	2,406	2,525	2,406	2,031	2,155	1,877

Net loan-loss provisions	(1,486)	(1,728)	(1,505)	(1,380)	(1,469)	(1,328)
Other income	(222)	(244)	(241)	(98)	(77)	(131)

Profit before taxes	699	553	660	553	609	417

Tax on profit	(163)	(128)	(190)	(91)	(149)	(90)

Profit from continuing operations	535	425	470	462	460	328

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	535	425	470	462	460	328

Minority interests	124	107	96	94	115	65

Attributable profit to the Group	412	318	374	367	345	263

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	15.17	15.49	14.81	13.92	13.81	13.26

Loans spreads	14.44	14.84	14.25	13.41	13.09	12.51
Deposits spreads	0.73	0.65	0.56	0.51	0.72	0.75

Retail Banking Brazil

R$ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	13,483	14,897	(1,414)	(9.5)

Net fees	3,489	3,261	228	7.0
Gains (losses) on financial transactions	593	586	7	1.1
Other operating income*	(117)	(289)	172	(59.6)

Gross income	17,448	18,455	(1,007)	(5.5)

Operating expenses	(6,708)	(6,576)	(132)	2.0
General administrative expenses	(5,968)	(5,997)	29	(0.5)
Personnel	(3,196)	(3,268)	72	(2.2)
Other general administrative expenses	(2,772)	(2,729)	(43)	1.6
Depreciation and amortisation	(740)	(580)	(161)	27.7

Net operating income	10,739	11,878	(1,139)	(9.6)

Net loan-loss provisions	(7,450)	(7,742)	293	(3.8)
Other income	(555)	(1,120)	565	(50.5)

Profit before taxes	2,735	3,016	(281)	(9.3)

Tax on profit	(637)	(703)	65	(9.3)

Profit from continuing operations	2,097	2,313	(216)	(9.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,097	2,313	(216)	(9.3)

Minority interests	479	556	(77)	(13.9)

Attributable profit to the Group	1,618	1,757	(139)	(7.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

R$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	7,210	7,687	7,470	7,056	6,764	6,719

Net fees	1,681	1,580	1,706	1,693	1,743	1,746
Gains (losses) on financial transactions	156	430	460	367	561	32
Other operating income*	(185)	(104)	(104)	(78)	(61)	(55)

Gross income	8,863	9,592	9,533	9,039	9,006	8,442

Operating expenses	(3,291)	(3,285)	(3,435)	(3,583)	(3,328)	(3,381)
General administrative expenses	(3,008)	(2,988)	(3,089)	(3,213)	(2,964)	(3,004)
Personnel	(1,639)	(1,628)	(1,689)	(1,744)	(1,613)	(1,583)
Other general administrative expenses	(1,369)	(1,360)	(1,400)	(1,469)	(1,351)	(1,421)
Depreciation and amortisation	(283)	(297)	(346)	(369)	(363)	(377)

Net operating income	5,572	6,307	6,097	5,456	5,679	5,061

Net loan-loss provisions	(3,441)	(4,302)	(3,818)	(3,694)	(3,870)	(3,580)
Other income	(513)	(608)	(610)	(281)	(204)	(352)

Profit before taxes	1,618	1,397	1,669	1,481	1,605	1,130

Tax on profit	(378)	(324)	(478)	(253)	(394)	(243)

Profit from continuing operations	1,240	1,073	1,191	1,228	1,211	886

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,240	1,073	1,191	1,228	1,211	886

Minority interests	287	269	245	253	303	176

Attributable profit to the Group	953	804	946	975	908	710

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	972	850	123	14.4

Net fees	322	270	52	19.1
Gains (losses) on financial transactions	19	7	12	177.6
Other operating income*	(12)	(14)	2	(15.4)

Gross income	1,301	1,113	188	16.9

Operating expenses	(543)	(442)	(101)	22.8
General administrative expenses	(485)	(390)	(95)	24.4
Personnel	(261)	(222)	(39)	17.6
Other general administrative expenses	(224)	(168)	(56)	33.3
Depreciation and amortisation	(58)	(52)	(6)	11.0

Net operating income	758	670	88	13.1

Net loan-loss provisions	(306)	(176)	(130)	73.9
Other income	24	27	(3)	(10.8)

Profit before taxes	477	522	(45)	(8.7)

Tax on profit	(33)	(75)	42	(55.6)

Profit from continuing operations	443	447	(4)	(0.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	443	447	(4)	(0.8)

Minority interests	109	1	108	—

Attributable profit to the Group	334	446	(112)	(25.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	422	428	466	475	478	494

Net fees	137	133	147	161	159	163
Gains (losses) on financial transactions	7	0	(7)	20	4	15
Other operating income*	(8)	(6)	(14)	(15)	(12)	0

Gross income	558	555	592	641	629	672

Operating expenses	(221)	(221)	(265)	(300)	(269)	(274)
General administrative expenses	(195)	(196)	(241)	(275)	(241)	(244)
Personnel	(111)	(111)	(120)	(126)	(129)	(133)
Other general administrative expenses	(84)	(84)	(122)	(150)	(112)	(111)
Depreciation and amortisation	(26)	(26)	(24)	(25)	(28)	(30)

Net operating income	337	334	327	341	360	398

Net loan-loss provisions	(77)	(99)	(129)	(152)	(142)	(164)
Other income	(2)	29	6	22	26	(1)

Profit before taxes	257	264	204	211	244	233

Tax on profit	(26)	(49)	(14)	(21)	(10)	(23)

Profit from continuing operations	232	215	189	189	234	209

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	232	215	189	189	234	209

Minority interests	0	0	0	45	56	53

Attributable profit to the Group	231	215	189	144	178	156

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	10.16	10.27	10.26	10.49	10.32	10.05

Loans spreads	8.20	8.35	8.33	8.49	8.46	8.41
Deposits spreads	1.96	1.92	1.93	2.00	1.86	1.64

Retail Banking Mexico

Million pesos

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	16,013	14,595	1,417	9.7

Net fees	5,301	4,642	659	14.2
Gains (losses) on financial transactions	311	117	194	166.2
Other operating income*	(197)	(242)	46	(18.9)

Gross income	21,428	19,112	2,317	12.1

Operating expenses	(8,943)	(7,595)	(1,348)	17.7
General administrative expenses	(7,993)	(6,702)	(1,290)	19.2
Personnel	(4,307)	(3,819)	(487)	12.8
Other general administrative expenses	(3,686)	(2,883)	(803)	27.9
Depreciation and amortisation	(950)	(892)	(58)	6.5

Net operating income	12,486	11,517	969	8.4

Net loan-loss provisions	(5,040)	(3,022)	(2,018)	66.8
Other income	403	471	(68)	(14.4)

Profit before taxes	7,849	8,966	(1,117)	(12.5)

Tax on profit	(548)	(1,287)	740	(57.5)

Profit from continuing operations	7,301	7,679	(377)	(4.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	7,301	7,679	(377)	(4.9)

Minority interests	1,799	13	1,785	—

Attributable profit to the Group	5,503	7,665	(2,163)	(28.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million pesos

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	7,179	7,416	7,680	7,974	7,976	8,037

Net fees	2,327	2,315	2,431	2,700	2,657	2,644
Gains (losses) on financial transactions	114	3	(126)	338	72	240
Other operating income*	(132)	(111)	(237)	(250)	(201)	4

Gross income	9,488	9,624	9,747	10,761	10,503	10,925

Operating expenses	(3,760)	(3,835)	(4,382)	(5,044)	(4,491)	(4,452)
General administrative expenses	(3,311)	(3,391)	(3,990)	(4,631)	(4,030)	(3,962)
Personnel	(1,890)	(1,930)	(1,969)	(2,109)	(2,153)	(2,154)
Other general administrative expenses	(1,421)	(1,462)	(2,021)	(2,522)	(1,877)	(1,809)
Depreciation and amortisation	(449)	(443)	(392)	(413)	(461)	(489)

Net operating income	5,728	5,789	5,365	5,718	6,013	6,473

Net loan-loss provisions	(1,314)	(1,708)	(2,137)	(2,553)	(2,370)	(2,670)
Other income	(34)	505	94	367	429	(26)

Profit before taxes	4,381	4,585	3,322	3,532	4,071	3,778

Tax on profit	(441)	(846)	(225)	(358)	(167)	(381)

Profit from continuing operations	3,940	3,739	3,097	3,174	3,905	3,397

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	3,940	3,739	3,097	3,174	3,905	3,397

Minority interests	7	6	6	765	939	860

Attributable profit to the Group	3,933	3,733	3,091	2,409	2,966	2,537

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	761	789	(28)	(3.6)

Net fees	178	194	(16)	(8.5)
Gains (losses) on financial transactions	42	12	30	250.1
Other operating income*	(6)	(8)	3	(32.0)

Gross income	975	987	(12)	(1.2)

Operating expenses	(433)	(403)	(30)	7.4
General administrative expenses	(382)	(360)	(21)	5.9
Personnel	(235)	(226)	(10)	4.3
Other general administrative expenses	(147)	(135)	(12)	8.7
Depreciation and amortisation	(51)	(43)	(8)	19.7

Net operating income	542	584	(42)	(7.1)

Net loan-loss provisions	(297)	(246)	(51)	20.8
Other income	3	(14)	16	—

Profit before taxes	247	324	(76)	(23.6)

Tax on profit	(32)	(37)	5	(14.0)

Profit from continuing operations	215	287	(71)	(24.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	215	287	(71)	(24.9)

Minority interests	70	94	(24)	(25.6)

Attributable profit to the Group	145	192	(47)	(24.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	403	386	384	441	381	379

Net fees	97	98	99	94	91	87
Gains (losses) on financial transactions	(6)	19	17	0	11	31
Other operating income*	(5)	(4)	(5)	(10)	(3)	(3)

Gross income	488	499	495	524	480	495

Operating expenses	(193)	(211)	(219)	(217)	(210)	(223)
General administrative expenses	(172)	(188)	(196)	(191)	(183)	(199)
Personnel	(105)	(120)	(121)	(120)	(112)	(123)
Other general administrative expenses	(67)	(68)	(75)	(71)	(71)	(75)
Depreciation and amortisation	(20)	(23)	(23)	(26)	(27)	(25)

Net operating income	295	288	276	307	270	272

Net loan-loss provisions	(125)	(121)	(174)	(161)	(151)	(146)
Other income	(4)	(9)	13	6	(0)	3

Profit before taxes	166	158	115	152	119	129

Tax on profit	(21)	(16)	(15)	(13)	(9)	(23)

Profit from continuing operations	145	142	100	139	110	105

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	145	142	100	139	110	105

Minority interests	48	47	30	45	36	34

Attributable profit to the Group	97	95	70	94	74	71

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.01	6.98	6.84	6.61	6.70	6.74

Loans spreads	4.56	4.62	4.48	4.36	4.31	4.27
Deposits spreads	2.45	2.36	2.36	2.25	2.39	2.47

Retail Banking Chile

Ch$ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	477,754	503,692	(25,938)	(5.1)

Net fees	111,767	124,140	(12,373)	(10.0)
Gains (losses) on financial transactions	26,602	7,724	18,878	244.4
Other operating income*	(3,598)	(5,379)	1,781	(33.1)

Gross income	612,525	630,177	(17,652)	(2.8)

Operating expenses	(272,146)	(257,582)	(14,564)	5.7
General administrative expenses	(239,811)	(230,110)	(9,702)	4.2
Personnel	(147,789)	(144,038)	(3,752)	2.6
Other general administrative expenses	(92,022)	(86,072)	(5,950)	6.9
Depreciation and amortisation	(32,334)	(27,472)	(4,862)	17.7

Net operating income	340,379	372,595	(32,216)	(8.6)

Net loan-loss provisions	(186,824)	(157,264)	(29,560)	18.8
Other income	1,696	(8,707)	10,402	—

Profit before taxes	155,251	206,624	(51,374)	(24.9)

Tax on profit	(19,995)	(23,648)	3,653	(15.4)

Profit from continuing operations	135,255	182,976	(47,721)	(26.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	135,255	182,976	(47,721)	(26.1)

Minority interests	44,027	60,158	(16,130)	(26.8)

Attributable profit to the Group	91,228	122,819	(31,591)	(25.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Ch$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	257,846	245,846	230,500	273,187	237,789	239,964

Net fees	61,906	62,234	59,817	58,031	56,538	55,229
Gains (losses) on financial transactions	(4,149)	11,873	10,598	(2)	6,987	19,615
Other operating income*	(3,143)	(2,236)	(3,063)	(6,474)	(1,906)	(1,692)

Gross income	312,459	317,718	297,852	324,741	299,408	313,117

Operating expenses	(123,461)	(134,121)	(132,113)	(134,333)	(130,991)	(141,155)
General administrative expenses	(110,394)	(119,716)	(118,068)	(118,170)	(114,271)	(125,540)
Personnel	(67,451)	(76,587)	(73,013)	(74,324)	(69,860)	(77,929)
Other general administrative expenses	(42,943)	(43,129)	(45,056)	(43,846)	(44,411)	(47,611)
Depreciation and amortisation	(13,067)	(14,405)	(14,045)	(16,163)	(16,719)	(15,615)

Net operating income	188,998	183,597	165,739	190,409	168,417	171,962

Net loan-loss provisions	(79,959)	(77,305)	(105,828)	(99,794)	(94,328)	(92,497)
Other income	(2,877)	(5,830)	8,042	3,483	(91)	1,787

Profit before taxes	106,162	100,462	67,952	94,097	73,998	81,252

Tax on profit	(13,519)	(10,129)	(8,784)	(7,913)	(5,357)	(14,639)

Profit from continuing operations	92,643	90,333	59,168	86,184	68,642	66,614

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	92,643	90,333	59,168	86,184	68,642	66,614

Minority interests	30,442	29,716	17,746	27,699	22,395	21,632

Attributable profit to the Group	62,201	60,617	41,422	58,485	46,246	44,982

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	682	814	(132)	(16.2)

Net fees	161	171	(10)	(5.9)
Gains (losses) on financial transactions	56	125	(69)	(55.4)
Other operating income*	169	152	17	11.4

Gross income	1,068	1,262	(194)	(15.3)

Operating expenses	(574)	(554)	(19)	3.5
General administrative expenses	(500)	(488)	(12)	2.5
Personnel	(283)	(268)	(15)	5.7
Other general administrative expenses	(216)	(220)	3	(1.5)
Depreciation and amortisation	(74)	(67)	(7)	11.3

Net operating income	494	708	(213)	(30.1)

Net loan-loss provisions	(28)	(133)	104	(78.8)
Other income	(17)	(47)	29	(62.7)

Profit before taxes	449	528	(79)	(15.0)

Tax on profit	(73)	(106)	33	(31.3)

Profit from continuing operations	376	422	(46)	(10.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	376	422	(46)	(10.9)

Minority interests	—	—	—	—

Attributable profit to the Group	376	422	(46)	(10.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	410	404	409	381	346	336

Net fees	85	86	83	89	76	84
Gains (losses) on financial transactions	52	73	47	39	42	14
Other operating income*	81	71	70	64	99	70

Gross income	627	635	609	573	564	505

Operating expenses	(268)	(287)	(293)	(290)	(284)	(290)
General administrative expenses	(238)	(250)	(252)	(252)	(248)	(251)
Personnel	(133)	(135)	(141)	(138)	(140)	(144)
Other general administrative expenses	(104)	(115)	(110)	(114)	(109)	(108)
Depreciation and amortisation	(30)	(36)	(42)	(38)	(36)	(38)

Net operating income	359	348	316	283	280	215

Net loan-loss provisions	(58)	(75)	(47)	(71)	(25)	(3)
Other income	(19)	(28)	(151)	(3)	(8)	(9)

Profit before taxes	283	246	118	209	247	202

Tax on profit	(49)	(57)	(12)	(16)	(36)	(37)

Profit from continuing operations	233	189	106	193	211	165

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	233	189	106	193	211	165

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	233	189	106	193	211	165

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.82	2.86	2.74	2.68	2.85	2.85

Loans spreads	2.36	2.45	2.37	2.39	2.51	2.52
Deposits spreads	0.46	0.41	0.37	0.29	0.34	0.33

Retail Banking USA

US$ million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	896	1,055	(159)	(15.1)

Net fees	211	222	(10)	(4.7)
Gains (losses) on financial transactions	73	162	(89)	(54.8)
Other operating income*	222	197	25	12.8

Gross income	1,402	1,635	(233)	(14.2)

Operating expenses	(753)	(718)	(35)	4.9
General administrative expenses	(656)	(632)	(24)	3.8
Personnel	(372)	(347)	(25)	7.1
Other general administrative expenses	(284)	(285)	1	(0.2)
Depreciation and amortisation	(97)	(86)	(11)	12.7

Net operating income	649	917	(268)	(29.2)

Net loan-loss provisions	(37)	(172)	135	(78.5)
Other income	(23)	(60)	38	(62.2)

Profit before taxes	589	685	(95)	(13.9)

Tax on profit	(96)	(138)	42	(30.4)

Profit from continuing operations	493	547	(53)	(9.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	493	547	(53)	(9.7)

Minority interests	—	—	—	—

Attributable profit to the Group	493	547	(53)	(9.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	538	517	511	495	457	439

Net fees	111	111	103	116	101	110
Gains (losses) on financial transactions	68	94	58	51	55	18
Other operating income*	106	91	87	83	131	91

Gross income	822	813	760	744	744	658

Operating expenses	(351)	(367)	(366)	(376)	(375)	(378)
General administrative expenses	(311)	(321)	(314)	(327)	(328)	(328)
Personnel	(175)	(173)	(176)	(180)	(184)	(188)
Other general administrative expenses	(137)	(148)	(138)	(147)	(144)	(140)
Depreciation and amortisation	(40)	(47)	(52)	(49)	(47)	(50)

Net operating income	471	446	393	368	369	280

Net loan-loss provisions	(75)	(96)	(58)	(92)	(33)	(4)
Other income	(25)	(35)	(193)	(5)	(11)	(12)

Profit before taxes	370	314	143	271	326	263

Tax on profit	(65)	(73)	(14)	(21)	(48)	(48)

Profit from continuing operations	306	241	129	250	278	215

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	306	241	129	250	278	215

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	306	241	129	250	278	215

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	1,245	1,344	(99)	(7.4)

Net fees	670	712	(42)	(5.9)
Gains (losses) on financial transactions	526	564	(37)	(6.6)
Other operating income*	157	195	(38)	(19.3)

Gross income	2,599	2,816	(216)	(7.7)

Operating expenses	(880)	(888)	8	(0.9)
General administrative expenses	(787)	(805)	18	(2.2)
Personnel	(502)	(514)	12	(2.4)
Other general administrative expenses	(285)	(291)	6	(1.9)
Depreciation and amortisation	(93)	(83)	(10)	12.3

Net operating income	1,719	1,928	(209)	(10.8)

Net loan-loss provisions	(317)	(183)	(133)	72.9
Other income	(30)	(48)	18	(37.8)

Profit before taxes	1,372	1,696	(324)	(19.1)

Tax on profit	(385)	(483)	98	(20.3)

Profit from continuing operations	987	1,213	(226)	(18.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	987	1,213	(226)	(18.6)

Minority interests	122	111	11	10.2

Attributable profit to the Group	865	1,102	(237)	(21.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Business volumes
Total assets	309,558	330,417	(20,859)	(6.3)
Customer loans	88,854	100,707	(11,853)	(11.8)
Customer deposits	78,535	89,179	(10,644)	(11.9)

Global Wholesale Banking

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	665	679	669	695	631	614

Net fees	361	352	332	316	338	332
Gains (losses) on financial transactions	475	88	146	130	357	169
Other operating income*	37	158	29	44	53	104

Gross income	1,538	1,277	1,176	1,184	1,379	1,220

Operating expenses	(447)	(441)	(449)	(427)	(438)	(442)
General administrative expenses	(407)	(398)	(401)	(386)	(392)	(395)
Personnel	(260)	(254)	(261)	(238)	(254)	(248)
Other general administrative expenses	(146)	(144)	(140)	(149)	(137)	(148)
Depreciation and amortisation	(41)	(42)	(48)	(41)	(46)	(47)

Net operating income	1,091	836	727	757	941	777

Net loan-loss provisions	(56)	(128)	(147)	(90)	(162)	(154)
Other income	(35)	(14)	20	(17)	(18)	(12)

Profit before taxes	1,001	695	600	651	761	611

Tax on profit	(290)	(193)	(171)	(172)	(217)	(168)

Profit from continuing operations	711	502	429	478	544	444

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	711	502	429	478	544	444

Minority interests	60	50	43	56	63	59

Attributable profit to the Group	650	452	387	422	480	385

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Business volumes
Total assets	320,957	330,417	332,874	319,094	341,301	309,558
Customer loans	92,514	100,707	98,281	87,897	94,015	88,854
Customer deposits	95,977	89,179	85,937	82,023	82,803	78,535

Asset Management and Insurance

EUR million

			Variation
	H1 ’13	H1 ’12	Amount	%
Income statement
Net interest income	51	59	(8)	(13.5)

Net fees	178	210	(31)	(15.0)
Gains (losses) on financial transactions	3	0	3	—
Other operating income*	162	189	(28)	(14.6)

Gross income	394	458	(64)	(14.0)

Operating expenses	(155)	(154)	(1)	0.7
General administrative expenses	(137)	(136)	(1)	1.1
Personnel	(80)	(80)	(0)	0.5
Other general administrative expenses	(57)	(56)	(1)	2.0
Depreciation and amortisation	(18)	(18)	0	(2.2)

Net operating income	239	304	(65)	(21.4)

Net loan-loss provisions	0	(2)	2	—
Other income	(0)	(15)	15	(98.2)

Profit before taxes	239	287	(48)	(16.7)

Tax on profit	(54)	(76)	21	(28.2)

Profit from continuing operations	184	211	(27)	(12.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	184	211	(27)	(12.6)

Minority interests	10	12	(2)	(20.5)

Attributable profit to the Group	175	199	(24)	(12.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.13	30.06.12	Amount	%
Business volumes
Total assets	26,380	26,143	237	0.9
Customer loans	306	409	(104)	(25.3)
Customer deposits	8,295	6,239	2,056	32.9

Asset Management and Insurance

EUR million

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Income statement
Net interest income	30	29	28	32	26	24

Net fees	96	114	102	106	87	91
Gains (losses) on financial transactions	1	(1)	1	2	2	1
Other operating income*	98	91	65	101	84	78

Gross income	225	233	195	241	199	195

Operating expenses	(76)	(78)	(78)	(75)	(77)	(78)
General administrative expenses	(67)	(68)	(69)	(66)	(68)	(70)
Personnel	(40)	(40)	(42)	(38)	(40)	(40)
Other general administrative expenses	(28)	(28)	(27)	(28)	(28)	(30)
Depreciation and amortisation	(9)	(9)	(9)	(9)	(9)	(9)

Net operating income	148	156	117	166	122	117

Net loan-loss provisions	(0)	(2)	(0)	0	0	0
Other income	(5)	(10)	2	3	(0)	0

Profit before taxes	143	144	120	169	122	117

Tax on profit	(40)	(36)	(28)	(50)	(27)	(28)

Profit from continuing operations	103	108	92	119	95	89

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	103	108	92	119	95	89

Minority interests	9	3	4	3	5	5

Attributable profit to the Group	94	104	87	116	90	85

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Business volumes
Total assets	26,518	26,143	26,873	26,798	27,616	26,380
Customer loans	431	409	427	286	304	306
Customer deposits	6,091	6,239	6,154	7,196	7,895	8,295

NPL ratio

%

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Continental Europe*	5.41	5.67	6.07	6.29	6.62	7.83

Spain*	3.35	3.26	3.64	3.84	4.12	5.75
Portugal	4.59	5.42	6.16	6.56	6.88	7.41
Poland	4.74	4.93	4.69	4.72	7.39	8.08
Santander Consumer Finance	4.05	3.88	3.96	3.90	3.98	4.04

United Kingdom	1.82	1.83	1.94	2.05	2.03	2.01

Latin America	4.67	5.14	5.31	5.42	5.44	5.26

Brazil	5.76	6.51	6.79	6.86	6.90	6.49
Mexico	1.61	1.64	1.69	1.94	1.92	2.20
Chile	4.52	4.65	5.00	5.17	5.51	5.81

USA	2.46	2.27	2.31	2.29	2.23	2.22

Operating Areas	3.95	4.09	4.33	4.53	4.71	5.16

Total Group*	3.98	4.11	4.34	4.54	4.76	5.18

(*).-	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, in June 2013 Continental Europe: 7.22% ; Spain: 4.76% ; Total Group: 4.92%.

NPL coverage

%

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Continental Europe*	54.1	58.9	68.4	73.0	71.0	63.3

Spain*	49.4	43.6	45.7	50.0	50.3	43.1
Portugal	57.6	53.4	51.7	53.1	52.9	52.4
Poland	66.3	62.1	64.0	68.3	67.6	59.3
Santander Consumer Finance	108.3	110.7	109.7	109.5	108.7	106.9

United Kingdom	37.5	37.5	44.8	44.1	42.1	42.1

Latin America	91.6	89.5	89.8	87.5	86.7	85.4

Brazil	90.0	90.1	92.0	90.2	90.4	91.3
Mexico	194.9	183.4	175.4	157.3	157.1	142.7
Chile	68.3	64.0	60.8	57.7	53.9	49.9

USA	107.4	113.3	109.7	105.9	102.8	102.8

Operating Areas	62.1	64.8	71.3	73.3	71.8	66.3

Total Group*	61.2	64.3	69.5	72.4	70.9	66.4

(*).-	On a like-for-like basis with previous quarters, that is, not including reclassification of substandard operations in Spain, in June 2013 Continental Europe: 7.22% ; Spain: 4.76% ; Total Group: 4.92%.

Spreads on loans and deposits

%

	Q1 ’12	Q2 ’12	Q3 ’12	Q4 ’12	Q1 ’13	Q2 ’13
Retail Banking Spain*
Loans spreads	1.60	1.59	1.64	1.81	2.21	2.26
Deposits spreads	1.64	1.68	1.44	0.81	0.16	0.28

TOTAL	3.24	3.27	3.08	2.62	2.37	2.54

Retail Banking Portugal
Loans spreads	2.34	2.39	2.47	2.47	2.44	2.44
Deposits spreads	(0.91)	(0.96)	(1.13)	(1.24)	(1.22)	(1.18)

TOTAL	1.43	1.43	1.34	1.23	1.22	1.26

Retail Banking Poland
Loans spreads	3.29	3.33	3.41	3.48	2.41	2.45
Deposits spreads	1.27	1.26	1.16	0.96	0.73	0.72

TOTAL	4.56	4.59	4.57	4.44	3.14	3.17

Santander Consumer Finance
Loans spreads	4.51	4.57	4.67	4.73	4.76	4.83
Retail Banking United Kingdom
Loans spreads	2.49	2.54	2.60	2.66	2.78	2.80
Deposits spreads	(1.02)	(1.18)	(1.26)	(1.27)	(1.25)	(1.17)

TOTAL	1.47	1.36	1.34	1.39	1.53	1.63

Retail Banking Brazil
Loans spreads	14.44	14.84	14.25	13.41	13.09	12.51
Deposits spreads	0.73	0.65	0.56	0.51	0.72	0.75

TOTAL	15.17	15.49	14.81	13.92	13.81	13.26

Retail Banking Mexico
Loans spreads	8.20	8.35	8.33	8.49	8.46	8.41
Deposits spreads	1.96	1.92	1.93	2.00	1.86	1.64

TOTAL	10.16	10.27	10.26	10.49	10.32	10.05

Retail Banking Chile
Loans spreads	4.56	4.62	4.48	4.36	4.31	4.27
Deposits spreads	2.45	2.36	2.36	2.25	2.39	2.47

TOTAL	7.01	6.98	6.84	6.61	6.70	6.74

Retail Banking USA
Loans spreads	2.36	2.45	2.37	2.39	2.51	2.52
Deposits spreads	0.46	0.41	0.37	0.29	0.34	0.33

TOTAL	2.82	2.86	2.74	2.68	2.85	2.85

*	Change in calculation from a quarterly basis to a twelve month basis

Risk-weighted assets

EUR million

	31.03.12	30.06.12	30.09.12	31.12.12	31.03.13	30.06.13
Continental Europe	227,304	223,405	223,390	216,756	218,839	202,113

Spain	127,500	125,338	125,435	121,941	120,003	105,948
Portugal	19,960	18,753	18,694	17,753	17,273	17,043
Poland	8,579	8,893	8,795	9,799	16,411	15,937
Santander Consumer Finance	47,232	47,309	47,443	47,411	47,507	47,386
Spain’s run-off real estate	17,035	15,409	14,882	13,198	12,292	12,093

United Kingdom	93,128	94,828	96,805	94,555	91,476	90,581

Latin America	167,538	165,215	165,386	169,215	176,601	152,459

Brazil	101,875	99,107	99,038	103,151	106,425	83,265
Mexico	20,460	22,108	22,172	21,866	23,653	23,698
Chile	23,746	25,292	25,810	25,904	27,956	26,788

USA	48,151	50,095	49,313	49,668	51,153	49,263

Operating Areas	536,121	533,543	534,894	530,194	538,069	494,416

Corporate Activities	34,118	27,981	27,391	26,836	30,086	28,856

Total Group	570,239	561,524	562,285	557,030	568,155	523,272

ACTIVITY AND RESULTS

First Half 2013

30 July 2013

Santander

ACTIVITYA AND RESULTS First Half 2013 30 July 2013

Important information 2 Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macroeconomic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Agenda Group performance 2Q13 highlights Results Business areas performance Conclusions Appendix

Quarter highlights

4

BALANCE SHEET

VOLUMES reflect environment and strategy	Loans: -2% Deposits: +7%
Good LIQUIDITY position	LTD: 107%
Strong CAPITAL generation	BIS II: 11.11%; +44 b.p. in 2Q13

INCOME STATEMENT

Stable revenues in 2Q13 Loan-loss provisions still high	1H13 Profit: EUR 2,255 mill. (+29% / 1H12)

Note: Loans and deposits. Year-on-year change excluding exchange rate impact, excluding Repos

Santander

[INSERT GRAPHIC]

5

1

Low-growth macroeconomic environment, expected to improve in 2014

Mature
44%
1H13
Attributable profit
Emerging
56%

Group footprint
avg. GDP growth
+1.7%
+1.5%
+2.5%
1H12
1H13 e
2014
IMF e

Mature countries
avg. GDP growth
+0.6%
+0.1%
+1.4%
1H12
1H13 e
2014 IMF e

Emerging countries
avg. GDP growth
+2.4%
+2.3%
+3.3%
1H12
1H13 e
2014 IMF e

Interest rates at minimum levels in mature markets and average fall of 140 b.p. (-20%) in emerging ones

Note: Average GDP data and oficial interest rates have been weighted by the profit share of the 10 core countries where Santander Group operates.

Santander

[INSERT GRAPHIC]

6

1

Loans and deposits[1] evolution

Var. Jun'13 / Jun'12

Mature
Emerging[2]
Santander Group
-6%
+6%
+12%
+12%
-2%
+7%
Loans
Deposits
Loans
Deposits
Loans
Deposits

Santander

Var. Jun’13 / Jun’12 Deleveraging scenario in mature markets Balanced growth in emerging markets (1) Year-on-year change excluding exchange rate impact, excluding Repos (2) Excluding KB perimeter effect, +6% in loans and +6% in deposits

7

2

Group focus in recent quarters led to liquidity improvement

Reduction of commercial[1] gap

-EUR 30 bn.
-EUR 33 bn.
FY 2012
1H13

Business generated EUR 63 bn. of liquidity in 18 months

No need for issuances

Net loan-to-deposit ratio[2]

150%
113%
107%
Dec'08
Dec'12
Jun'13

Liquidity ratios continue to improve

At very comfortable levels

Santander

Group focus in recent quarters led to liquidity improvement (1) Difference net loans/deposits (including retail commercial paper). (2) Including retail commercial paper.

8

3 Strong organic capital generation in the quarter

BIS II Core capital ratio
10.02%
10.33%
10.67%
11.11%
+44 b.p.
in the quarter
Dec'11
Dec'12
Mar'13
Jun'13

Leverage ratio[1]
(according to IMF criteria)
6.41%
6.41%
6.80%
Dec'12
Mar'13
Jun'13

BIS III Core Capital

- Phase-in: always above 11% throughout the period
- Fully-Loaded[2]: always above 9%
- Low additional capital buffer for systemic risk: Santander 100 b.p. vs. up to 250 b.p. in other G-SIFIs (160 b.p. average)

(1) Shareholders' equity / total assets

(2) With DTAs at 2019

Santander

10.02% Dec’11 Dec’12 Mar’13 Jun’13 Dec’12 Mar’13 Jun’13 Phase-in: always above 11% throughout the period Low additional capital buffer for systemic risk: Santander 100 b.p. vs. up to 250 b.p. in other G-SIFIs (160 b.p. average) (1) Shareholders’ equity / total assets (2) With DTAs at 2019

9

3

Santander well positioned to face the new European Banking Union basic elements

Single Supervisor

The only entity to increase its CT1: from 9.7% to 10.8%

Crisis Management Directive

Banco Santander S.A. CT1 Equity + hybrids >9% of liabilities

RWA comparability

RWA / Total assets¹ (%)
C16 52
C15 47
C14 46
C13 45
SAN 44
C12 41
C11 34
C10 34
Average 33
C9 33
C8 32
C7 29
C6 26
C5 25
C4 24
C3 22
C2 18
C1 16

SAN: high density ratio

(1) Largest European banks (Mar'13): Barclays, BBVA, BNP Paribas, Credit Agricole, Credit Suisse, Deutsche Bank, HSBC, ING Group, Intesa Sanpaolo, Lloyds, Nordea, RBS, Societe Generale, Standard Chartered, UBS and Unicredit

Santander

Stress test scheduled for 1H14 on the largest banks SAN has already passed a very severe stress test (OW 2012):—2012-2014 Operating profit: EUR 23.8 bn., the sector’s largest—2014 Capital surplus: EUR 25.3 bn. -in: loss absorption of 8% of total liabilities before external aid (bail-out limited to 5%) This scheme gives priority to the entity’s solvency over the sovereign strength

10

4

Group attributable profit

2Q13 attributable profit

EUR million
1,050
+270
1,320
-270
1,050
Ordinary attributable profit 2Q13
Net capital gains* (Insurance)
TOTAL
Net restructuring costs (integrations)
Attributable profit 2Q13

1H13 attributable profit

EUR million
1,749
545
2,255
1H12
2H12
1H13*

Santander

Group attributable profit Ordinary Net TOTAL Net restructuring Attributable 1H12 2H12 1H13*attributable capital gains* costs profit profit (Insurance) (integrations) 2Q13 2Q13 (*) Not including capital gains of EUR 700 mill. From Santander Asset Management strategic agreement

1H13 Var. / 1H12 2Q13 Var. / 1Q13% %* % Gross income 20,610 -8.0 -4.0 10,320 0.3 Operating expenses -9,996 0.2 3.3 -5,000 0.1 Net operating income 10,614 -14.6 -9.8 5,320 0.5 Loan-loss provisions -5,984 -8.2 -3.6 -3,065 5.0 Other results -913 -12.9 -9.6 -542 45.8 PBT 3,717 -23.6 -18.1 1,713 -14.5 Net profit 2,814 -20.0 -13.4 1,306 -13.4 Attributable profit 2,255 28.9 50.6 1,050 -12.8 1H13 1H12 2Q13 1Q13 Capital gains 270 619 270 0 Provisions -270 -1,923 -270 0

4
12

Group gross income

Gross income
EUR million
11,287
11,123
10,713
10,283
10,290
10,320
1Q12
2Q
3Q
4Q
1Q13
2Q

Gross income structure (2Q13)
% Var. 2Q13 / 1Q13
Net interest income
+1%
65%
25%
Fee income
+1%
8%
2%
Other revenues
Trading gains
-9%

Stable and recurring gross income in recent quarters

Santander

oup gross income Stable and recurring gross income in recent quarters

4

13

Group operating expenses

Operating expenses

EUR million

Efficiency ratio[1] vs Peers (%)

1Q13 data

48.6
60.1
61.7
Grupo Santander
Peers average
European peers avg.

Flat costs with different evolution by unit

Efficiency better than peers and potential for improvement

(1) Operating expenses / Gross income

"Peer Group": Banco Itaú, BBVA, BNP Paribas, Credit Suisse, HSBC, ING Group, Intesa Sanpaolo, JP Morgan, Mitsubishi, Nordea, Royal Bank of Canada, Societe Generale, UBS, Unicredito and Wells Fargo.

[INSERT GRAPHIC]

4

Credit quality. Group's NPL and coverage ratios

14

%
Coverage Ratio
61
64
70
72
71
69
66
NPL Ratio
3.98
4.11
4.34
4.54
4.76
4.92
5.18
Mar'12
Jun'12
Sep'12
Dec'12
Mar'13
Jun'13
Including reclassification of substandard operations in Spain

High coverage ratio following effort made in 2012

Maintained trend on a like-for-like basis

Impact from reclassification of substandard loans in Spain

Santander

[INSERT GRAPHIC]

15

4

Credit quality. NPL ratio by unit (%)

Loans to customers[1] (net)

Other LatAm 3%
Chile 4%
Mexico 3%
Spain 25%
Brazil 10%
USA 6%
Portugal 4%
Poland 2%
Germany 4%
Run-off real estate 1%
Other Europe 4%
United Kingdom 34%

-⊘- Including reclassification of interest only mortgages in Spain

Spain

5.75
3.26
3.64
3.84
4.12
4.76
J'12
S'12
D'12
M'13
J'13

Increase due to companies and reduced denominator

Additionally, reclassification

UK

1.83
1.94
2.05
2.03
2.01
J'12
S'12
D'12
M'13
J'13

Stable both in retail and corporate

Brazil

6.51
6.79
6.86
6.90
6.49
J'12
S'12
D'12
M'13
J'13

Announced NPLs improvement trend confirmed

(1) % / operating areas

Santander

5.75 Increase due to companies and reduced denominator 4.76 Additionally, reclassification

4

16

Group provisions

EUR million

Cost of credit (%)
1.51
1.91
2.20
2.38
2.38
2.05
3,118
2,780
3,401
2,230
2,987
1,130
3,134
2,919
3,065
1Q12
2Q
3Q
4Q
1Q13
2Q
Net loan-loss provisions
Real estate provisions in Spain

Lower cost of credit after the effort made in 2012

In the quarter, higher in Spain and Mexico …

… lower in other large units: Brazil, UK, USA, SCF and Chile

Santander

EUR million

Agenda • Group performance • 2Q13 highlights • Results • Business areas performance • Conclusions • Appendix

Business areas

18

High diversification by geography in profit generation

Ordinary attributable profit in 1H13[1]

Other Europe 5%
Poland 5%
Spain 8%
Portugal 1%
Germany 5%
Brazil 25%
United Kingdom 13%
USA 12%
Mexico 12%
Other LatAm 8%
Chile 6%

(1) Over operating areas ordinary attributable profit excluding run-off real estate in Spain

Santander

[INSERT GRAPHIC]

Spain*

19

Activity

Volumes[1]

Var. Jun'13 / Jun'12

+19%
-4%
Loans
Deposits

Term deposits cost – New deposits

3.05%
2.37%
2.04%
1.54%
2Q12
4Q12
1Q13
2Q13

P&L

EUR million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	1,794	-1%	3,609	-10%
Expenses	-951	-1%	-1,913	-1%
LLP	-690	+34%	-1,205	-14%
Attributable profit	86	-58%	294	-27%

(*) Including former retail networks of Santander, Banesto and Banif, Global Banking&Markets Spain, Santander AM Spain, Insurance Spain and ALCO in Spain. Excluding SCF Spain and Spain's run-off real estate.

(1) Excluding Repos. Deposits include retail commercial paper.

Santander

• Market share gain in deposits: +270 b.p. in 18 months • Improved net interest income in the quarter (+4%) • Provisions higher in the quarter due to companies. Lower year-on-year (*) Including former retail

Spain

20

Gross loans

EUR billion

TOTAL
190
181
176
Household mortgages
Other loans to individuals
Companies
Repos
Public sector
53
14
90
15
18
52
13
88
10
18
51
12
88
7
18
Jun'12
Mar'13
Jun'13

Deposits

EUR billion

TOTAL
201
Retail commercial paper
Repos
Time deposits
Demand deposits
7
8
96
90
Jun'13

Spain LTD: 85%

Santander

Spain Gross loans EUR billion TOTAL 190 181 176 Household mortgages 53 52 51 Other loans to 14 individuals 13 12 Companies 90 88 88 Repos 15 10 7 Public sector 18 18 18 Jun’12 Mar’13 Jun’13 • Lower demand for loans to individuals • Stable loans to companies—Actions: Plan 10.000, EIB and ICO 20 D EUR billion TOTAL 201 Retail commercial paper 7 Repos 8 Time deposits 96 Spain LTD: 85% Demand deposits 90 Jun’13 • Commercial gap naworring: EUR 33 bn. in 12 months • In 2Q13 demand and time deposits, and mutual funds continued to increase

Spain. NPL ratio and entries

21

NPL ratio (%)

5.75
4.76
4.12
3.84
3.64
3.35
3.26
Mar 12
Jun 12
Sep 12
Dec 12
Mar 13
Jun 13

Entries[1] NPL+90 days

Base 100: 1H08
Companies w/o real estate purpose
100 207 235 144 216 219 234 287 266 283 300
Mortgages to individuals
100 154 164 96 100 89 107 105 103 95 80
Other loans to individuals
100 165 157 101 76 67 62 56 56 55 44
Consumer
100 138 142 88 64 53 48 48 47 53 50
Cards
1H08 2H 1H09 2H 1H10 2H 1H11 2H 1H12 2H 1H13

(1) Gross NPL entries by calendar (before recoveries)

Santander

Spain. NPL ratio and entries Stable household mortgages NPLs • Companies continue to worsen • Total NPL ratio impacted by reclassification 21

Portugal

22

Activity

Volumes[1]

Var. Jun'13 / Jun'12

-1% / 1Q13
-1% / 1Q13
-7%
-1%
Loans
Deposits

Time deposits cost – New deposits

3.28%
2.56%
2.51%
2.27%
2Q12
4Q12
1Q13
2Q13

P&L

EUR million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	233	+1%	465	-21%
Expenses	-122	-2%	-246	-3%
LLP	-62	-2%	-126	-43%
Attributable profit	25	+16%	46	-34%

(1) Excluding Repos

Santander

Santander is the country’s most solid franchise. Market share gain in deposits • More stable revenues in the quarter: lower funding cost and higher fee income • Moderate provisions in the last three quarters, after effort made in previous ones

Poland

23

Activity

Volumes[1]

Var. Jun'13 / Jun'12

+2% / 1Q13
-3% / 1Q13
+81%
+62%
Loans
Deposits

Stock deposits[2] cost

3.00%
3.19%
3.07%
2.51%
2Q12
4Q12
1Q13
2Q13

P&L

Constant EUR million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	342	+8%	658	+41%
Expenses	-145	-8%	-302	+42%
LLP	-52	+24%	-93	+75%
Net profit	124	+37%	214	+31%
Attributable profit	91	+30%	161	+2%

(1)Local currency. Excluding Repos
(2) Perimeter cost for each date

Integration ahead of schedule: increased productivity and lowered costs • Volumes reflect KB expensive deposits reduction and higher funds (+8% / Mar’13) • Revenues (NII and fees) rose in a low interest rate environment (-225 b.p. in 9 months)

Santander Consumer Finance – Continental Europe

24

Activity

Gross loans: EUR 59 bn.

% / total
Other
Poland
Germany
Italy
5
6
11
Spain
12
52
14
Nordic countries

NII – Provisions / ATAs

2.1%
2.1%
2.3%
2.5%
2Q12
4Q12
1Q13
2Q13

1H13 / 1H12 new lending: -3% SCF vs. -9% sector[1]

NII	3.17%	3.19%	3.26%	3.24%
Prov.	1.09%	1.08%	0.95%	0.73%

P&L

EUR million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	775	0%	1,551	-3%
Expenses	-341	-3%	-692	+3%
LLP	-131	-24%	-302	-19%
Attributable profit*	201	+14%	377	-1%

(1) New car sales in the footprint.

Santander

Market share gain: stable portfolio amid a recession market • Excellent credit quality and higher profitability than peers • All P&L lines performed well in the quarter * Not including Santander Consumer UK profit, as it is recorded in Santander UK. If included, 1H13 attributable proft: EUR 433 mill. (+2% year-on-year)

Spain's run-off real estate[1]

25

Total Balance

EUR billion
Net loans
Net foreclosures
Equity stakes
22.6
4.4
17.4
19.0
4.2
14.1
15.5
4.2
10.6
12.3
3.7
7.3
11.9
3.7
6.8
11.6
3.6
6.5
Mar'12
Jun'12
Sep'12
Dec'12
Mar'13
Jun'13

Coverage ratio

51%
54%
Buildings: 42%
Land: 61%
Loans
Foreclosures

(1) Including foreclosed real state and equity stakes (Metrovacesa and Sareb)

Santander

Real estate exposure dropped 39% in the last twelve months and coverage continues to be above 50% • 1H13 attributable profit: -EUR 337 mill. (-EUR 162 mill. in 2Q13)

United Kingdom

26

Activity

Volumes[1]

Var. Jun'13 / Jun'12

SMEs: +12%
C/A: +60%
+1%
-5%
Loans
Deposits

Banking NIM

1.34%
1.27%
1.45%
1.46%
2Q12
4Q12
1Q13
2Q13

P&L

Sterling million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	1,048	+8%	2,022	-3%
Expenses	-567	+1%	-1,127	+2%
LLP	-103	-25%	-239	-31%
Profit cont. op.	235	+23%	426	+3%
Attributable profit	224	+17%	414	-6%

(1) Local currency. Excluding Repos

Santander

Improved commercial activity and customer relationships • In the quarter all revenue lines improved • Provisions reflect continued good credit quality

United Kingdom

27

Selective deposit growth

Current accounts (£ bn.)
12.3
13.3
21.3
Dec'10
Jun'12
Jun'13

Relationship strategy via 1|2|3 product range

Better balance sheet mix

Mix of Corporates / Total loans
7%
9%
11%
Dec'10
Jun'12
Jun'13

Market share gain in SMEs:

+110 bp in 18 months

Strong capitalisation according to stress test

Stress CET1 (PRA)
4.8%
4.5%
6.4%
8.0%
9.0%
C1
C2
C3
C4
SAN UK

No requirement to raise additional capital

Source: PRA - Financial Policy Committee exercise on capital published 20 June 2013 by the Bank of England.
Minimum regulatory requirement of 7%

Santander

[INSERT GRAPHIC]

Brazil

28

Activity

Volumes[1]

Var. Jun'13 / Jun'12

+3% / 1Q13
+4% / 1Q13
+6%
+6%
Loans
Deposits

NII – Provisions / ATAs

4.2%
4.0%
3.5%
3.5%
2H12
4H12
1H13
2H13

NII	8.65%	7.67%	7.29%	7.10%
Prov.	4.50%	3.71%	3.83%	3.59%

P&L

Constant EUR million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	3.603	-4%	7.354	-6%
Expenses	-1.375	+2%	-2.726	+2%
LLP	-1.388	-5%	-2.844	-2%
Attributable profit	425	-14%	919	-11%

(1) Local currency. Excluding Repos. Deposits include letras financieras

Santander

In the quarter, volumes recovery and greater stability of net interest income. Fee income increased for the fourth consecutive quarter • Expenses rose below inflation • Loan-loss provisions reflect the improved NPLs evolution

Brazil

29

Gross income

Loans spreads

SAN
12.0%
12.3%
11.8%
11.2%
11.1%
10.5%
Average SELIC rate
10.3%
8.9%
7.8%
7.2%
7.1%
7.5%
1Q12
2Q
3Q
4Q
1Q13
2Q

Lending portfolio

Var. Jun'13 / Jun'12

2%
-3%
3%
4%
28%
10%
4%
6%
Consumer 1
Auto
Cards
Payrolls
Mortgages
SMEs / Companies
Large companies
Total

Net interest income impacted by lower spreads and change of mix towards lower risk products

Credit quality

NPL ratio

5.76%
6.51%
6.79%
6.86%
6.90%
6.49%
Mar'12
Jun'12
Sep'12
Dec'12
Mar'13
Jun'13

LLP and cost of credit[2]

Constant EUR million

1,295
1,621
1,433
1,400
1,456
1,388
6.13%
6.61%
6.86%
7.38%
7.46%
7.07%
1Q12
2Q
3Q
4Q
1Q13
2Q
Loan-loss provisions
Cost of credit

Improved early arrears (<90 days) start to show in the NPL ratio and the cost of credit

Santander

(1) Consumer = Cheque and personal loans (2) Cost of credit = 12 months net loan-loss provisions / average lending

Mexico

30

Activity

Volumes[1]

Var. Jun'13 / Jun'12

+4% / 1Q13
+1% / 1Q13
+6%
+14%
Loans
Deposits

NII / ATAs

3.92%
4.19%
4.08%
3.85%
2Q12
4Q12
1Q13
2Q13

P&L

Constant EUR million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	789	0%	1,575	+14%
Expenses	-303	-1%	-608	+16%
LLP	-182	+26%	-326	+75%
Net profit	259	-19%	579	0%
Attributable profit[2]	196	-20%	441	-24%

Santander

• Volume growth amid a reduced business activity scenario. Market share gain in strategic business (SMEs, mortgages and insurance) • Net interest income recovery in the quarter (+2%). Revenues at double-digit growth y-o-y • Provisions affected by homebuilders (“vivienderas”) and consumer (1) Local currency. Excluding Repos. (2) Higher minority interests year-on-year after IPO

31

Chile

Activity

Volumes[1]

Var. Jun'13 / Jun'12

+4% / 1Q13

+3% / 1Q13

+8%
-1%
Loans
Deposits

Return

NII SAN
4.2%
4.1%
3.8%
4.5%
3.9%
3.9%
UF rate
1.1%
0.4%
-0.2%
1.1%
0.1%
-0.1%
1Q12
2Q
3Q
4Q
1Q13
2Q

P&L

Constant EUR million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	567	+3%	1,117	-3%
Expenses	-250	+8%	-482	+6%
LLP	-149	-3%	-302	+21%
Attributable profit	98	-5%	201	-23%

(1) Local currency. Excluding Repos..

Santander

• Volumes growing faster in 2Q13, mainly SMEs, high-net worth and core deposits • Revenues impacted by lower inflation (UF) and fee income regulation • Provisions dropped for the third straight quarter

Other countries. Latin America

32

Attributable profit

Constant EUR million

Argentina
124
159
166
1H12
2H12
1H13
Puerto Rico
24
32
53
1H12
2H12
1H13
Uruguay
24
23
28
1H12
2H12
1H13
Peru
7
8
9
1H12
2H12
1H13

Other countries. Latin America 32 Attributable profit Constant EUR million • Focus on linkage, transactional business and target segments • Volumes and profit growing at double digits • Results underpinned by net interest income and fee income

33

USA

Activity

Sovereign Bank[1]
Var. Jun'13 / Jun'12
Corporate: +3%
Retail: +5%
+1%
-4%
Loans
Deposits
SCUSA[2]
Var. Jun'13 / Jun'12
+103%
+22%
Gross loans
New loans

P&L

US$ million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	717	-11%	1,519	-13%
Expenses	-390	0%	-782	+5%
LLP	-6	-82%	-42	-78%
Attributable profit	248	-19%	555	-5%
▪ *Sovereign Bank*	*146*	*-9%*	*306*	*-15%*
▪ *SCUSA*	*102*	*-31%*	*249*	*+9%*

Santander

• Sovereign: in line with transformation plan • Revenues impacted by spreads contraction, and non-core portfolios reduction • Costs from franchise development (new cards platform and mobile app) • Sharp provisions reduction due to good credit quality • SCUSA: growing new lending and contribution to results (1) Local currency. Excluding Repos. (2)Excluding contribution from Chrysler agreement: loans +10%; new lending +47%

Corporate Activities 34 P&L EUR million 1H13 1H12 Gross income -470 -510 Expenses -356 -327 Provisions, tax and minority interests -242 -91 Ordinary attributable profit -1,068 -928 • Losses in line with 1H12: • Higher funding cost, partly affected by liquidity buffer • Increased trading gains

Agenda • Group performance • 2Q13 highlights • Results • Business areas performance • Conclusions • Appendix

In the first half of 2013

36

Activity

Results

- Stable revenues amid an unfavourable environment
  - In 2Q13, net interest income and fee income increased slightly
- Costs slowing down with potential for further decline in the coming quarters
- Provisions still high due to Spain, lower in the rest of the Group

Commercial activity

- Integrations underway: completing stages ahead of envisaged
- New Global Division of Retail Banking: promoting retail business
  - Focus on SMEs (projects in Spain, the UK and Latam), high net-worth clients (Select)
- Strategic agreement to promote Santander Asset Management

Santander

In the first half of 2013 36 Volumes evolution reflected environment and strategy to strengthen the balance sheet Increased lending in emerging markets and drop in mature ones due to deleveraging Activity Focus on deposits in all geographic areas, with emphasis on pricing Good liquidity position reducing the need for wholesale funding High capital generation and well positioned before the EBU comes into effect in 2014

37

Santander, the most sustainable bank in the word in 2013

FT/IFC SUSTAINABLE FINANCE AWARDS 2013
Banco Santander, Spain
Sustainable Global Bank of the Year (transactional)
An event from FINANCIAL TIMES LIVE

Awarded for our commitment to sustainability

Santander

Awarded for our commitment to sustainability Part of Dow Jones Sustainability Index since 2000 and FTS4 Good since 2002 The Greenest Bank in the World (2011 & 2012) awarded by Bloomberg Markets

Agenda • Group performance • 2Q13 highlights • Results • Business areas performance • Conclusions • Appendix

Appendix Group’s balance sheet Liquidity and Funding Secondary segments results NPLs, coverage ratios and cost of credit Spreads Quarterly income statement

40 Group’s balance sheet

Main trends of the Group's balance sheet

41

Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised

Balance sheet at June 2013

EUR billion
1,223
Cash and credit institutions
182
2
Derivatives
100
3
AFS portfolio
87
4
Trading portfolio
56
5
Other*
98
6
Loans to customers
700
1
1,223
Credit institutions
128
Derivatives
114
Other
34
Customer Deposits**
652
Issues and subordinated liabilities
197
Shareholders' equity & fixed liabilities
98
Assets
Liabilities

Santander

Main trends of the Group’s balance sheet 41 Lending: 57% of balance sheet 2 Cash, central banks and credit institutions: 15% 3 Derivatives (with counterparty on the liabilities side): 8% of balance sheet 4 Available for sale portfolio (AFS): 7% 5 Trading portfolio: 5% 6 Other (goodwill, fixed assets, accruals): 8% (*) Other assets: Goodwill EUR 24 bn., tangible and intangible assets EUR 17 bn., other capital instruments at fair value EUR 1 bn., accruals and other accounts EUR 56 bn. (**) Including retail commercial paper

42 Liquidity and Funding

43

Liquidity and Funding

Well-funded balance sheet with a high structural liquidity surpluss

June 2013

Santander Group liquidity balance sheet
Net loans to customers
700
Fixed assets & other
82
Financial assets
187
652
Deposits*
56
Securitisations**
143
M/L term funding
103
Equity and other
15
ST Funding
Assets
Liabilities

Commercial[1] Gap: EUR 48 bill.
(-EUR 33 bn. / Dec'12)

Santander

Liquidity and Funding 43 June 2013 Santander Group liquidity balance sheet 56 curitisations** Structural liquidity2 surplus: Fixed & assets other 82 EUR 172 bill. (+EUR 15 bn. / Dec’12) 143 /L term funding Finan asse 187 103 uity and other 15 Funding Assets Liabilities Nota: Liquidity balance sheet for management purposes (netting of trading derivatives, interbank balances and fixed assets). (*) Including retail commercial paper. (**) Including bonds placed in the market and guaranteed financing (structured, FHLB lines, …) and other special financing (1) Difference loans – deposits (including retail commercial paper) (2) Financial assets—ST wholesale funding markets

Liquidity and Funding The effort made in recent years is reflected in enhanced monitoring metrics Monitoring metrics. Santander Group 2008 2009 2010 2011 2012 Jun’13 Net loans over net assets* 79% 79% 75% 77% 74% 72% Net loan-to-deposit ratio (LTD) 150% 135% 117% 117% 113% 107% Customer deposits and medium- long-term financing over net loans 104% 106% 115% 113% 118% 122% Short term wholesale funding over net* liabilities 7% 5% 3% 2% 2% 2% Liquidity structural surplus (% over net* liabilities) 4% 8% 14% 13% 16% 18% (*) Balance sheet for liquidity management purposes (netting of trading derivatives and interbank balances) Note: in 2011, 2012 and 2013 customer deposits included retail commercial paper in Spain (excluding ST wholesale funding).

Liquidity and Funding 45 Adequate liquidity structure of stand-alone units June 2013 Main units and liquidity ratios LTD ratio Deposits + M/L term funding / (net loans / deposits) net loans Spain 85% 163% Portugal 107% 102% Santander Consumer Finance 181% 68% Poland 96% 106% United Kigndom 122% 112% Brazil 103% 129% Mexico 80% 132% Chile 137% 96% Argentina 86% 116% USA 106% 119% Total Group 107% 122%

46

Liquidity and Funding

June 2013

Issuances (EUR bn.)

Total
26
18
M/L term issuances
17
14
Securitisations1
9
4
1H12
1H13

Diversification- 1H13

Sterling area, 19%
US$ area, 31%
Euro area, 50%

(1) Placed in the market and including structured financing

Santander

Liquidity and Funding 46 Liquidity generation by businesses, enabled Santander to reduce recourse to wholesale funding

47 Secondary segments results

Retail Banking

48

Activity[1]

EUR billion

Loans
-5%
646
614
Jun'12
Jun'13
Deposits
+4%
522
542
Jun'12
Jun'13

Gross income

EUR million

P&L

EUR million

	2Q13	% 1Q13	1H13	% 1H12
Gross income	9,055	0%	18,073	-8%
Expenses	-4,252	0%	-8,515	0%
LLP	-2,673	+2%	-5,287	-15%
Attrib. profit	1,265	-7%	2,621	-12%

(1) Excluding Repos. Deposits including retail commercial paper and letras financieras

Santander

• Improved underlying trend in recent quarters • Stable revenues, with the most basic ones growing (+1% /1Q13) • Flat costs • Provisions declining, although still high

Santander Consumer Finance Total. 1H13

49

Aggregates Continental Europe, United Kingdom and USA units

Basic data

Top 3[1] in 12 countries

Total portfolio[2] (Jun'13): EUR 79 bill.

EUR billion

Continental Europe
59
UK
4
USA
16

Attributable profit 1H13: EUR 622mill.

EUR million

Continental Europe
377
UK
56
USA
190

Santander

Santander Consumer Finance Total. 1H13 49 Aggregates Continental Europe, United Kingdom and USA units Basic data Top 31 in 14 Countries 12 countries 57 Agreements with manufacturers for “captive” financing 14.1 Million customers 157,000 Dealers-participants 78,910 Million euros in loans2 30,986 Million euros in deposits 622 for Million 1H13 euros in attributable profit (1) Market share of car financing new loans and/or durable goods (2) Gross loan portfolio Total portfolio2 (Jun’13): EUR 79 bill. EUR billion Continental 59 Europe UK 4 USA 16 Attributable profit 1H13: EUR 622mill. EUR million

50

Global Wholesale Banking (GBM)

Gross income

EUR million

TOTAL
2,816
-8%
2,599
Trading and capital
342
-4%
327
Markets
1,031
-15%
872
Credit
447
-8%
412
Corporate finance
43
+12%
48
Global Transaction Services
953
-1%
940
Customers (-8%)
H1'12
H1'13

TOTAL
-12%
Trading and capital
Customers
1,538
1,336
1,277
1,137
1,176
1,088
1,184
1,029
1,379
1,229
1,220
1,043
1Q12
2Q
3Q
4Q
1Q13
2Q

P&L

EUR million

	2Q13	%1Q13	1H13	%1H12
Gross income	1,220	-12%	2,599	-8%
Expenses	-442	+1%	-880	-1%
LLP	-154	-5%	-317	+73%
Attributable profit	385	-20%	865	-22%

Santander

Global Wholesale Banking (GBM) 1Q12 2Q 3Q 4Q 1Q13 2Q 50 • Revenues impacted by markets • Efficiency ratio (34%), benchmark for the sector • Moving forward in a less liquidity and capital demanding model

Asset Management and Insurance

51

Total revenues for the Group*

EUR million

-4%**
TOTAL
2,051
1,969
Insurance
1,439
-4%
1,376
Asset management
612
-3%
593
H1'12
H1'13

-1%
TOTAL
1,061
991
942
981
991
978
Insurance
751
689
639
665
702
674
Asset management
310
302
303
316
289
304
1Q12
2Q
3Q
4Q
1Q13
2Q

P&L

EUR million

	2Q13	%1Q13	1H13	%1H12
Gross income	195	-2%	394	-14%
Expenses	-78	+2%	-155	+1%
LLP	-	-	-	-
Attributable profit	85	-6%	175	-12%

Santander

Asset Management and Insurance Total revenues for the Group* EUR million (*) Including fees paid to the Group’s retail networks (**) Excluding corporate transactions in Spain and Portugal: -2% 51 • High revenues generation: 9% of operating areas total • Corporate transactions in order to: • Promote future growth • Put business in value (approx. EUR 2 bn. capital gains 2011-13)

52 NPL and coverage ratios, and cost of credit

53 NPL ratio % 31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 Continental Europe 5.41 5.67 6.07 6.29 6.62 7.83 * Spain 3.35 3.26 3.64 3.84 4.12 5.75 * Portugal 4.59 5.42 6.16 6.56 6.88 7.41 Poland 4.74 4.93 4.69 4.72 7.39 8.08 Santander Consumer Finance 4.05 3.88 3.96 3.90 3.98 4.04 United Kingdom 1.82 1.83 1.94 2.05 2.03 2.01 Latin America 4.67 5.14 5.31 5.42 5.44 5.26 Brazil 5.76 6.51 6.79 6.86 6.90 6.49 Mexico 1.61 1.64 1.69 1.94 1.92 2.20 Chile 4.52 4.65 5.00 5.17 5.51 5.81 USA 2.46 2.27 2.31 2.29 2.23 2.22 Operating Areas 3.95 4.09 4.33 4.53 4.71 5.16 Total Group 3.98 4.11 4.34 4.54 4.76 5.18 * (*) On a like-for-like basis with previous quarters. Continental Europe 7.22%; Spain 4.76%; Total Group 4.92%

54 NPL coverage % 31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 Continental Europe 54.1 58.9 68.4 73.0 71.0 63.3* Spain 49.4 43.6 45.7 50.0 50.3 43.1 * Portugal 57.6 53.4 51.7 53.1 52.9 52.4 Poland 66.3 62.1 64.0 68.3 67.6 59.3 Santander Consumer Finance 108.3 110.7 109.7 109.5 108.7 106.9 United Kingdom 37.5 37.5 44.8 44.1 42.1 42.1 Latin America 91.6 89.5 89.8 87.5 86.7 85.4 Brazil 90.0 90.1 92.0 90.2 90.4 91.3 Mexico 194.9 183.4 175.4 157.3 157.1 142.7 Chile 68.3 64.0 60.8 57.7 53.9 49.9 USA 107.4 113.3 109.7 105.9 102.8 102.8 Operating Areas 62.1 64.8 71.3 73.3 71.8 66.3 Total Group 61.2 64.3 69.5 72.4 70.9 66.4* (*) On a like-for-like basis with previous quarters, Continental Europe 68.4%; Spain 49.0%; Total Group 69.4%

55 Cost of credit % 31.03.12 30.06.12 30.09.12 31.12.12 31.03.13 30.06.13 Continental Europe 1.28 1.52 1.63 3.18 1.28 1.26 Spain 1.23 1.37 1.34 1.34 1.23 1.26 Portugal 1.04 1.23 1.45 1.40 1.18 1.10 Poland 0.95 1.05 1.07 1.17 1.22 1.18 Santander Consumer Finance 1.41 1.41 1.33 1.27 1.26 1.15 United Kingdom 0.28 0.29 0.29 0.30 0.29 0.26 Latin America 4.16 4.45 4.56 4.93 4.96 4.77 Brazil 6.13 6.61 6.86 7.38 7.46 7.07 Mexico 1.87 1.86 1.96 2.23 2.46 2.73 Chile 1.59 1.67 1.74 1.90 1.95 2.00 USA 1.08 0.86 0.76 0.61 0.51 0.34 Operating Areas 1.49 1.63 1.74 2.43 1.66 1.62 Total Group 1.51 1.91 2.20 2.38 2.38 2.05

56

Coverage by borrowers' situation (June 2013)

EUR Million

	Gross risk	Coverage Fund	Net risk
Non-performing	8,009	4,165	3,844
Substandard[1]	2,069	786	1,283
Foreclosed real estate	7,846	4,228	3,617
Total problematic assets	17,924	9,179	8,744
Performing loans[2]	3,137	1,758	1,380
Real estate exposure	**21,061**	**10,937**	**10,124**

Total coverage (problematic assets + performing loans)

provisions / exposure (%)

52%
Total real estate exposure
Jun'13

Non-performing	52%
Substandard[1]	38%
Foreclosed real estate	54%
Total problematic assets	**51%**
Performing loans[2]	56%

Spain’s run-off real estate. Exposure and coverage ratios 56 A sharp stock reduction coupled with the provisions made, strongly increased the coverage ratio of real estate exposure in Spain (1) 100% up-to-date with payments (2) Performing loans: loans in regular situation

57

Spain's run-off real estate. Loans and foreclosures

LOANS with real estate purpose

EUR Million

	Jun'13	Dec'12	Var.
Finished buildings	5,973	6,218	-245
Buildings under constr.	692	1,289	-597
Developed land	3,591	3,861	-270
Building and other land	1,121	1,210	-89
Non mortgage guarantee	1,838	2,072	-234
Total	**13,215**	**14,650**	**-1,435**

Foreclosed REAL ESTATE

EUR Million

	Gross amount	Coverage	Net amount
Finished buildings	2,422	40%	1,452
Buildings under constr.	656	50%	325
Developed land	3,449	62%	1,325
Building land	1,164	62%	447
Other land	154	66%	52
Total	**7,846**	**54%**	**3,618**

Santander

Spain’s run-off real estate. Loans and foreclosures 57 Finished buildings 5,973 6,218 -245 Finished buildings 2,422 40% 1,452 Buildings under constr. 692 1,289 -597 Buildings under constr. 656 50% 325 Developed land 3,591 3,861 -270 Developed land 3,449 62% 1,325 Building and other land 1,121 1,210 -89 Building land 1,164 62% 447 Non mortgage guarantee 1,838 2,072 -234 Other land 154 66% 52 Total 13,215 14,650 -1,435 Total 7,846 54% 3,618

58 Spreads

59 Spreads on loans and deposits % Q1 ‘12 Q2 ‘12 Q3 ‘12 Q4 ‘12 Q1 ‘13 Q2 ‘13 Retail Banking Spain* Loans spreads 1.60 1.59 1.64 1.81 2.21 2.26 Deposits spreads 1.64 1.68 1.44 0.81 0.16 0.28 TOTAL 3.24 3.27 3.08 2.62 2.37 2.54 Retail Banking Portugal Loans spreads 2.34 2.39 2.47 2.47 2.44 2.44 Deposits spreads (0.91) (0.96) (1.13) (1.24) (1.22) (1.18) TOTAL 1.43 1.43 1.34 1.23 1.22 1.26 Retail Banking Poland Loans spreads 3.29 3.33 3.41 3.48 2.41 2.45 Deposits spreads 1.27 1.26 1.16 0.96 0.73 0.72 TOTAL 4.56 4.59 4.57 4.44 3.14 3.17 Santander Consumer Finance Loans spreads 4.51 4.57 4.67 4.73 4.76 4.83 Retail Banking United Kingdom Loans spreads 2.49 2.54 2.60 2.66 2.78 2.80 Deposits spreads (1.02) (1.18) (1.26) (1.27) (1.25) (1.17) TOTAL 1.47 1.36 1.34 1.39 1.53 1.63

60 Spreads on loans and deposits % Q1 ‘12 Q2 ‘12 Q3 ‘12 Q4 ‘12 Q1 ‘13 Q2 ‘13 Retail Banking Brazil Loans spreads 14.44 14.84 14.25 13.41 13.09 12.51 Deposits spreads 0.73 0.65 0.56 0.51 0.72 0.75 TOTAL 15.17 15.49 14.81 13.92 13.81 13.26 Retail Banking Mexico Loans spreads 8.20 8.35 8.33 8.49 8.46 8.41 Deposits spreads 1.96 1.92 1.93 2.00 1.86 1.64 TOTAL 10.16 10.27 10.26 10.49 10.32 10.05 Retail Banking Chile Loans spreads 4.56 4.62 4.48 4.36 4.31 4.27 Deposits spreads 2.45 2.36 2.36 2.25 2.39 2.47 TOTAL 7.01 6.98 6.84 6.61 6.70 6.74 Retail Banking USA Loans spreads 2.36 2.45 2.37 2.39 2.51 2.52 Deposits spreads 0.46 0.41 0.37 0.29 0.34 0.33 TOTAL 2.82 2.86 2.74 2.68 2.85 2.85

61 Quarterly Income Statement

62 Santander Group EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 11,287 11,123 10,713 10,283 10,290 10,320 22,409 20,610 Operating expenses (5,043) (4,934) (5,067) (4,939) (4,996) (5,000) (9,977) (9,996) Net operating income 6,244 6,188 5,646 5,344 5,294 5,320 12,432 10,614 Net loan-loss provisions (3,118) (3,401) (2,987) (3,134) (2,919) (3,065) (6,519) (5,984) Other (570) (478) (556) (697) (372) (542) (1,048) (913) Ordinary profit before taxes 2,556 2,309 2,103 1,512 2,003 1,713 4,865 3,717 Ordinary consolidated profit 1,853 1,663 1,463 1,257 1,508 1,306 3,516 2,814 Ordinary attributable profit 1,627 1,427 1,264 1,024 1,205 1,050 3,053 2,255 Attributable profit 1,627 123 122 423 1,205 1,050 1,749 2,255

63 Santander Group Constant EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 10,685 10,787 10,314 10,206 10,252 10,358 21,473 20,610 Operating expenses (4,822) (4,808) (4,896) (4,887) (4,983) (5,013) (9,630) (9,996) Net operating income 5,863 5,980 5,417 5,318 5,270 5,344 11,843 10,614 Net loan-loss provisions (2,921) (3,276) (2,890) (3,128) (2,903) (3,081) (6,197) (5,984) Other (538) (456) (535) (703) (370) (543) (994) (913) Ordinary profit before taxes 2,404 2,248 1,993 1,487 1,996 1,720 4,652 3,717 Ordinary consolidated profit 1,743 1,619 1,381 1,234 1,503 1,310 3,362 2,814 Ordinary attributable profit 1,538 1,390 1,191 999 1,201 1,054 2,928 2,255 Attributable profit 1,538 86 45 398 1,201 1,054 1,624 2,255

64 Continental Europe EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 3,470 3,332 3,147 3,018 3,198 3,188 6,803 6,386 Operating expenses (1,618) (1,602) (1,625) (1,613) (1,668) (1,637) (3,220) (3,305) Net operating income 1,853 1,730 1,522 1,405 1,530 1,551 3,583 3,080 Net loan-loss provisions (1,095) (1,087) (866) (1,056) (901) (993) (2,181) (1,894) Other (179) (175) (73) (147) (192) (194) (354) (387) Ordinary profit before taxes 579 469 583 202 437 363 1,048 800 Ordinary consolidated profit 436 365 432 181 336 293 800 629 Ordinary attributable profit 421 351 419 173 307 250 773 557 Attributable profit 421 (1,635) (1,048) (484) 307 250 (1,213) 557

65 Spain EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 2,043 1,961 1,919 1,758 1,815 1,794 4,004 3,609 Operating expenses (969) (954) (963) (937) (962) (951) (1,923) (1,913) Net operating income 1,074 1,008 956 821 853 844 2,081 1,696 Net loan-loss provisions (724) (670) (466) (613) (516) (690) (1,394) (1,205) Other (55) (46) 7 (34) (36) (29) (101) (65) Profit before taxes 295 291 496 175 301 125 586 426 Consolidated profit 204 202 343 115 208 87 406 295 Attributable profit 202 201 342 116 207 86 404 294

66 Portugal EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 318 267 258 195 231 233 585 465 Operating expenses (126) (126) (126) (128) (124) (122) (253) (246) Net operating income 191 141 132 67 107 112 332 219 Net loan-loss provisions (131) (91) (106) (65) (64) (62) (223) (126) Other (16) (5) 6 4 (13) (17) (21) (30) Profit before taxes 44 45 31 7 31 32 89 63 Consolidated profit 32 38 26 26 21 25 70 46 Attributable profit 32 38 26 26 21 25 70 46

67 Poland Constant EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 221 247 234 266 317 342 468 658 Operating expenses (106) (106) (106) (108) (157) (145) (212) (302) Net operating income 115 141 129 158 160 197 256 357 Net loan-loss provisions (20) (33) (27) (32) (42) (52) (53) (93) Other 2 (0) 0 (3) (5) 6 2 1 Profit before taxes 97 108 102 123 113 151 205 264 Consolidated profit 76 88 81 97 90 124 164 214 Attributable profit 73 85 78 93 70 91 159 161

68 Santander Consumer Finance EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 810 782 780 770 776 775 1,592 1,551 Operating expenses (338) (337) (347) (360) (351) (341) (675) (692) Net operating income 472 445 433 410 425 434 917 859 Net loan-loss provisions (176) (199) (174) (204) (171) (131) (375) (302) Other (18) (6) (17) 1 (21) (29) (24) (50) Profit before taxes 278 240 242 207 233 274 518 507 Consolidated profit 216 186 190 167 184 210 402 394 Attributable profit 206 176 181 162 176 201 381 377

69 United Kingdom GBP million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 1,088 1,006 936 947 973 1,048 2,094 2,022 Operating expenses (552) (558) (546) (524) (560) (567) (1,110) (1,127) Net operating income 535 448 390 423 413 481 984 894 Net loan-loss provisions (172) (173) (147) (161) (137) (103) (345) (239) Other (53) (32) (24) (27) (35) (87) (84) (123) Ordinary profit before taxes 311 244 218 236 241 291 554 532 Ordinary consolidated profit 243 198 190 207 191 224 441 414 Ordinary attributable profit 243 198 190 207 191 224 441 414 Attributable profit 243 198 256 207 191 224 441 414

70

Brazil

Constant EUR million

	Q1 12	Q2 12	Q3 12	Q4 12	Q1 13	Q2 13	H1 12	H1 13
Gross income	3,784	4,007	3,942	3,777	3,751	3,603	7,791	7,354
Operating expenses	(1,336)	(1,331)	(1,393)	(1,450)	(1,351)	(1,375)	(2,667)	(2,726)
Net operating income	2,448	2,676	2,550	2,326	2,400	2,228	5,124	4,628
Net loan-loss provisions	(1,295)	(1,621)	(1,433)	(1,400)	(1,456)	(1,388)	(2,916)	(2,844)
Other	(193)	(230)	(228)	(109)	(77)	(134)	(423)	(211)
Profit before taxes	959	825	888	817	868	706	1,785	1,574
Consolidated profit	713	615	633	648	646	534	1,328	1,180
Attributable profit	557	473	506	518	493	425	1,031	919

Santander

Brazil Constant EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Gross income 3,784 4,007 3,942 3,777 3,751 3,603 Operating expenses (1,336) (1,331) (1,393) (1,450) (1,351) (1,375) Net operating income 2,448 2,676 2,550 2,326 2,400 2,228 Net loan-loss provisions (1,295) (1,621) (1,433) (1,400) (1,456) (1,388) Other (193) (230) (228) (109) (77) (134) Profit before taxes 959 825 888 817 868 706 Consolidated profit 713 615 633 648 646 534 Attributable profit 557 473 506 518 493 425 70 H1 12 H1 13 7,791 7,354 (2,667) (2,726) 5,124 4,628 (2,916) (2,844) (423) (211) 1,785 1,574 1,328 1,180 1,031 919

71 Mexico Constant EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 699 680 743 764 786 789 1,379 1,575 Operating expenses (259) (264) (297) (337) (305) (303) (523) (608) Net operating income 440 416 446 426 480 486 856 966 Net loan-loss provisions (81) (106) (130) (161) (144) (182) (187) (326) Other (2) 31 6 22 26 (2) 29 24 Profit before taxes 357 341 322 288 362 302 698 665 Consolidated profit 304 273 274 244 320 259 578 579 Attributable profit 304 273 274 184 245 196 577 441

72 Chile Constant EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 575 579 540 600 550 567 1,154 1,117 Operating expenses (219) (237) (233) (239) (232) (250) (456) (482) Net operating income 356 342 306 362 317 317 698 634 Net loan-loss provisions (127) (122) (166) (155) (154) (149) (249) (302) Other (4) (10) 14 6 (1) 3 (15) 2 Profit before taxes 224 209 155 213 163 172 434 335 Consolidated profit 194 185 132 190 147 141 378 288 Attributable profit 134 126 95 132 103 98 260 201

73 United States USD million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income 869 868 803 805 803 717 1,737 1,519 Operating expenses (365) (381) (380) (393) (392) (390) (746) (782) Net operating income 505 487 423 411 411 326 992 737 Net loan-loss provisions (93) (101) (65) (81) (36) (6) (194) (42) Other (25) (35) (180) 1 (11) (12) (60) (23) Profit before taxes 387 350 178 331 365 308 737 672 Consolidated profit 312 275 155 292 307 248 587 555 Attributable profit 312 275 155 292 307 248 587 555

74 Corporate Activities EUR million Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 H1 12 H1 13 Gross income (326) (184) (280) (218) (328) (141) (510) (470) Operating expenses (171) (156) (149) (54) (178) (177) (327) (356) Net operating income (496) (340) (429) (272) (507) (319) (836) (826) Net loan-loss provisions (4) 4 (30) (54) (29) (189) (0) (218) Other (61) 18 (74) (439) (66) (89) (42) (155) Ordinary profit before taxes (562) (318) (533) (765) (602) (596) (879) (1,198) Ordinary consolidated profit (559) (381) (565) (639) (547) (523) (940) (1,070) Ordinary attributable profit (531) (397) (577) (619) (547) (521) (928) (1,068) Attributable profit (531) 285 (333) (563) (547) (521) (246) (1,068)

Santander

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 31th, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President